# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**
**FORM N-4**

Post-Effective Amendment No. 39
to
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
and Amendment to
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account C
*(Exact Name of Registrant)*

Voya Retirement Insurance and Annuity Company
*(Name of Depositor)*

One Orange Way
Windsor, Connecticut 06095-4774
*(Address of Depositor's Principal Executive Offices) (Zip Code)*

(860) 580-1631
*(Depositor's Telephone Number, including Area Code)*

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Retirement Insurance and Annuity Company
One Orange Way, C2S, Windsor, Connecticut 06095-4774
*(Name and Address of Agent for Service)*

It is proposed that this filing will become effective:

|  | immediately upon filing pursuant to paragraph (b) of Rule 485 |
| :---: | :--- |
| X | on May 1, 2021 pursuant to paragraph (b) of Rule 485 |

If appropriate, check the following box:

|  | this post-effective amendment designates a new effective date for a previously filed post-effective amendment. |
| :---: | :--- |

Title of Securities Being Registered:  Group Installment and Single Purchase Payment Variable Annuity Contracts

# PART A
# INFORMATION REQUIRED IN A PROSPECTUS

# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Variable Annuity Account C
### 403(b), 401 and HR 10 Plans
### CONTRACT PROSPECTUS – MAY 1, 2021

**The Contracts.** The contracts described in this prospectus are group installment and single purchase payment variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our"). They are intended to be used as funding vehicles for certain types of retirement plans that may qualify for beneficial tax treatment under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code").

**The Funds**
- Voya Balanced Portfolio (Class I)
- Voya Government Money Market Portfolio (Class I)
- Voya Growth and Income Portfolio (Class I)
- Voya Intermediate Bond Portfolio (Class I)

> **Why Reading this Prospectus is Important.** Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

**Investment Options.** The contracts offer variable investment options and fixed interest options. When we establish your account, the contract holder, (generally, the plan sponsor or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

**Variable Investment Options.** These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds ("funds") listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. Information about the risks of investing in the funds is located in the "**INVESTMENT OPTIONS**" section on page 11 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses and retain the prospectuses for future reference.

**Fixed Interest Options**. We describe the fixed interest options (the Guaranteed Accumulation Account ("GAA") and the Fixed Account) in appendices to this prospectus. There is also a separate prospectus for the GAA Not all fixed interest options may be available for current or future investment.

*Compensation.* We pay compensation to broker/dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION" for further information about the amount of compensation we pay.**

**Getting Additional Information.** If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, by calling the telephone number or by sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2021, Statement of Additional Information ("SAI") by indicating your request on your enrollment materials, by calling the Company at 1-800-584-6001 or by writing to us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." You may also obtain an SAI for any of the funds or the GAA prospectus, by calling that number. The contract prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, www.sec.gov. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75974. The number assigned to the registration statement for the GAA is 333-239315. The SAI table of contents is listed on page 41 of this prospectus. The SAI is incorporated into this prospectus by reference.

**Internet Availability of Fund Shareholder Reports.** Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

**Additional Disclosure Information.** Neither the SEC, nor any state securities commission has approved or disapproved the contracts offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these contracts in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

**The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.**

This Page Intentionally Left Blank

# TABLE OF CONTENTS

# CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional information.

## *Who's Who*

**You (the "participant"):** The individual who participates in the contract through a retirement plan.

**Plan Sponsor:** The sponsor of your retirement plan. Generally, your employer or a trust.

**Contract Holder:** The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

**We (the "Company"):** Voya Retirement Insurance and Annuity Company. We issue the contract.

**For greater detail, please review "CONTRACT OWNERSHIP AND RIGHTS" and "CONTRACT PURCHASE AND PARTICIPATION."**

## *The Contract and Your Retirement Plan*

**Retirement Plan ("plan").** A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

**Plan Type.** We refer to the retirement plan by the Tax Code Section under which it qualifies. For example, a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code Section 403(b). To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company.

**Use of an Annuity Contract in Your Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), 403(a) or 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

## *Contract Rights*

The contract holder holds all rights under the contract, but may permit you to exercise those rights through the plan.

For example, the contract may permit the contract holder to select investment options for your account dollars. The plan may permit you to exercise that right. **For greater detail, see "CONTRACT OWNERSHIP AND RIGHTS."**

## *Contract Facts*

**Free Look/Right to Cancel.** The contract holder or you, if permitted by the plan, may cancel the contract within ten days of receiving the contract or evidence of participation in the contract (or as otherwise required by law). **See "RIGHT TO CANCEL."**

**Death Benefit.** A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "**Contract Phases**," below). The availability of a death benefit during the income phase depends upon the income phase payment option selected. See **"DEATH BENEFIT"** and **"INCOME PHASE."**

**Withdrawals.** During the accumulation phase, the contract holder or you, if permitted by the plan, may withdraw all or a part of your account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. **See "WITHDRAWALS" and "FEDERAL TAX CONSIDERATIONS."**

**Systematic Distribution Options.** The contract holder or you, if permitted by the plan, may elect for you to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

**Fees:** Certain fees are deducted from your account value. **See "FEE TABLE" and "FEES."**

**Taxation:** Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

## *Contract Phases*

**Accumulation Phase** (accumulating retirement benefits)

**Step 1.** The contract holder or you provide Voya Retirement Insurance and Annuity Company with your completed enrollment materials. The contract holder directs us to set up an account for you.

**Step 2.** The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:
- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of the separate account. Each one invests in a specific mutual fund.)

**STEP 3.** If applicable, the subaccount(s) selected purchases shares of its corresponding fund.



**Income Phase** (receiving income phase payments from your contract)

The contracts offer several income phase payment options. **See "INCOME PHASE."** In general, you may:
- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or variable income phase payments that vary based upon the performance of the variable investment options you select.

# FEE TABLE

**The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing from your contract. Fees during the income phase may differ from those shown below. See "INCOME PHASE" for more information.**

**In This Section:**
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

**See "FEES" for:**
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Fund Redemption Fees; and
- Premium and Other Taxes.

## *Maximum Transaction Expenses*

The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.[*]

| | Plan Type: | | |
| --- | --- | --- | --- |
| | **403(b)** | **401** | **HR 10** |
| *Maximum Sales and Administrative Expense Charge* (as a percentage of contributions to your account) | 6.00%[1] | 5.00%[1] | 1.75%[1] |
| *Maximum Insurance Rider Charge* (as a percentage of contributions to your account) | 1.00%[2] | -- | -- |
| *Maximum Early Withdrawal Charge* (as a percentage of amount withdrawn) | 2.00%[3] | 5.00%[4] | 2.00%[3] |
| *Maximum Allocation and Transfer Fees*[5] | $10.00 | $10.00 | $10.00 |

## *Maximum Periodic Fees and Charges*

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

*Separate Account Annual Expenses*
  (as a percentage of average account value)

| | **403(b)** | **401** | **HR 10** |
| --- | --- | --- | --- |
| Maximum Mortality and Expense Risk Charge | 1.25% | 1.19% | 1.25% |
| Maximum Total Separate Account Annual Expenses | 1.25% | 1.19% | 1.25% |

---

[*] State premium taxes may also apply, but are not reflected in the fee tables or examples. **See "FEES – *Premium and Other Taxes*."**

[1] We currently do not impose this charge; however, we reserve the right to charge up to the maximum amount shown above from each contribution to your account.

[2] This is an optional charge that only applies if the minimum death benefit guarantee is elected.

[3] Only applies if fewer than five contract or account years have been completed.

[4] Diminishes to zero over six contract or account years. **See "FEES."**

[5] The Company currently allows an unlimited number of transfers or allocation changes without charge. However, the Company reserves the right to impose a transfer fee of $10.00 for each transfer or allocation change in excess of 12 during each contract year. **See "FEES – Allocation and Transfer Fee."**

## Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

| | Minimum | Maximum |
|---|---|---|
| **Total Annual Fund Operating Expenses** (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees and other expenses) | 0.51% | 0.81% |

See "**FEES –** *Fund Fees and Expenses*" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

## Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract these costs include transaction expenses, separate account annual expenses, and fund fees and expenses applicable to that type of contract.

**Fund Fees and Expenses Examples:** The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| | Example (A) If you withdraw your entire account value at the end of the applicable time period: | | | | Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period: | | | |
|---|---|---|---|---|---|---|---|---|
| | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| **403(b) Plans** | $1,086 | $1,503 | $1,731 | $2,922 | $894 | $1,301 | $1,731 | $2,922 |
| **401 Plans** | $1,182 | $1,408 | $1,634 | $2,711 | $693 | $1,096 | $1,524 | $2,711 |
| **HR 10 Plans** | $583 | $1,024 | $1,264 | $2,523 | $380 | $809 | $1,264 | $2,523 |

**Fund Fees and Expenses Examples:** The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| | Example (A) If you withdraw your entire account value at the end of the applicable time period: | | | | Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period: | | | |
|---|---|---|---|---|---|---|---|---|
| | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| **403(b) Plans** | $1,058 | $1,420 | $1,587 | $2,628 | $866 | $1,215 | $1,587 | $2,628 |
| **401 Plans** | $1,155 | $1,323 | $1,489 | $2,408 | $664 | $1,009 | $1,377 | $2,408 |
| **HR 10 Plans** | $554 | $936 | $1,112 | $2,212 | $351 | $719 | $1,112 | $2,212 |

# CONDENSED FINANCIAL INFORMATION

**Understanding Condensed Financial Information.** In **APPENDIX IV** we provide condensed financial information about the separate account subaccounts available under the contracts. The tables show the value of the subaccounts over the past ten years. For subaccounts that were not available ten years ago, we give a history from the date purchase payments were first received in the subaccounts under the contracts.

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

# THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:


One Orange Way
Windsor CT 06095-4774


**Product Regulation.** Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

# CONTRACT PURCHASE AND PARTICIPATION

**Contracts Available for Purchase.** The contracts are designed for retirement plans that qualify under certain provisions of the Tax Code. The contracts are available for:

- Plans that qualify under Section 403(b) of the Tax Code (403(b) plans);
- Plans established by corporations that qualify under Sections 401(a), 401(k) or 403(a) of the Tax Code (401 plans); and
- Plans established by self-employed individuals under Sections 401(a), 401(k) or 403(a) of the Tax Code (HR 10 plans).

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

**Use of an Annuity Contract in Your Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), 403(a) or 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

**Purchasing the Contract.** When purchasing the contract:

- The contract holder submits the required forms and application to the Company; and
- We approve the forms and issue a contract to the contract holder.

**Participating in the Contract.** If the contract provides for the establishment of individual accounts for employees under the plan:

- We provide you with enrollment materials for completion and return to us; and
- If your enrollment materials are complete and in good order, we establish one or more accounts for you. We may establish an employee account for contributions from your salary and an employer account for employer contributions.

**Acceptance or Rejection of Applications or Enrollment Forms.** We must accept or reject an application of your enrollment materials within two business days of receipt. If the application or enrollment forms are incomplete, we may hold any forms and accompanying payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to this, the payments remain in a non-interest bearing bank account until processed (or for a maximum of 105 days). If we reject the application or enrollment form, we will return the forms and any payments.

**Types of Contracts.** The following types of contracts are available:

- Continuous purchase payments over time into an installment purchase payment contract; and
- Lump sum transfer from a previous plan into a single purchase payment contract, in accordance with our procedures in effect at the time of purchase.

For HR 10 plans and 401 plans, purchase payments must be large enough to fulfill the terms of the plan. In addition, for HR 10 plans, purchase payments must aggregate $4,000 annually.

**Allocation of Purchase Payments.** The contract holder or you, if the contract holder permits, direct us to allocate initial contributions among the investment options available under the plan. Generally you will specify this information on your enrollment materials or it may be provided to us by the contract holder. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.voyaretirementplans.com. Allocations must be in whole percentages.

**Tax Code Restrictions.** The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

**Factors to Consider in the Purchase Decision.** The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a financial professional, tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

# CONTRACT OWNERSHIP AND RIGHTS

**Who Owns the Contract?** The contract holder. This is the person or entity to whom we issue the contract. The contract holder is usually your employer, unless the plan has a trustee, in which case the trustee is usually the contract holder.

**Who Owns Money Accumulated Under the Contract?** If the contract holder directs that we establish an account for you, you have the right to the value of your account to the extent provided by the plan.

**What Rights Do I Have Under the Contract?** The contract holder, usually your employer, holds all rights under the contract. The contract holder's plan, which you participate in, may permit you to exercise some of those rights.

# RIGHT TO CANCEL

**When and How to Cancel.** The contract holder, or you if permitted under the plan, may cancel the contract or your participation in the contract by returning the document and a written notice of cancellation to the Company within ten days of receiving it (or as otherwise required by state law).

**Refunds.** We will produce a refund no later than seven calendar days after we receive the required documents and the written notice in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges deducted during the period you held the contract will not be returned. We will return any sales and administrative expense charge or insurance rider charge deducted. We will not deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the GAA.

# INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), (and your accounts may be established at different times), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute funds, subject to the conditions in the contract and regulatory requirements.

## *Variable Investment Options*

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

### Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

### Funds Available Through the Separate Account

The separate account is divided into "subaccounts."  Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of each fund in **APPENDIX III**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge, from the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

**Insurance-Dedicated Funds** *(Mixed and Shared Funding)*. The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:

- Mixed funding – bought for annuities and life insurance; and
- Shared funding – bought by more than one company.

**Possible Conflicts of Interest.** With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

**For additional risks associated with each fund, please see the fund's prospectus.**

**Selection of Underlying Funds.** The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue from the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contract. We have included the certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

## Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under contracts issued in connection with Section 403(b) and 401 plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:

- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

### Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:

- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**." **See also "TRANSFERS" for information about making subaccount allocation changes;**
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate;
- Stop selling the contract;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

**These changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.**

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

## *Fixed Interest Options*

For descriptions of the fixed interest options, see the appendices and the GAA prospectus. The GAA prospectus may be obtained free of charge from Customer Service at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

## Selecting Investment Options

When selecting investment options:

- **Choose options appropriate for you.** Your local representative can help evaluate which funds or fixed interest options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds – including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the fund prospectuses, fixed interest option appendices, and the GAA prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:

- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan.

# FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in the "**FEE TABLE**" section. Please review both this section and the "**FEE TABLE**" section for information on fees.

## Transaction Fees

### Maximum Sales and Administrative Expense Charge

|  | As a percentage of each purchase payment to the contract: | As a percentage of a net purchase payment: |
| --- | --- | --- |
| 403(b) plans | 6.00% | 6.40% |
| 401 plans | 5.00% | 5.30% |
| HR 10 plans | 1.75% | 1.80% |

**When/How.** This fee is deducted from payments to a contract, after any deductions are made for premium taxes and/or insurance rider premiums. We currently do not impose this charge; however, we reserve the right to charge up to the maximum amount shown above from each contribution to your account.

### Types of Fees

You may incur the following types of fees or charges under the contract:

- **Transaction Fees**
  - ▷ Maximum Sales and Administrative Expense Charge
  - ▷ Insurance Rider Charge
  - ▷ Early Withdrawal charge
  - ▷ Allocation and Transfer Fee
  - ▷ Fund Redemption Fees
- **Periodic Fees and Charges**
  - ▷ Mortality and Expense Risk Charge
- **Fund Fees and Expenses**
- **Premium and Other Taxes**

**Terms to Understand in the Schedules**

**Contract Year** – The period of 12 months, measured from the contract's effective date or from any anniversary of such effective date, for which all required payments have been received.

**Purpose.** This charge helps reimburse us for expenses associated with the sale of the contracts and helps defray the cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

## Insurance Rider Charge (403(b) plans only).

**Amount.** 1.00% of each payment to the contract.

**When/How.** This fee is deducted from contributions to the contract made on behalf of any participant for whom the rider is elected.

**Purpose.** This is an option that may be elected by the contract holder or you, if permitted by the plan, to purchase a minimum death benefit guarantee. This guarantee provides that if you die before income payments commence, the minimum death benefit will equal purchase payments (less any withdrawals) made on your behalf, regardless of the value of your account at the time of death.

Contracts issued to 401 plans contain the same guarantee, but the premium for the rider is included in the contract's sales and administrative expense charge.

## Early Withdrawal Charge

Withdrawal of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

**Amount.** The charge is a percentage of the amount withdrawn from the contract. For HR 10 and 403(b) contracts, an early withdrawal charge of 2% of the amount withdrawn will be assessed if the contract is terminated before five contract or account years have been completed (see sidebar), or before the tenth anniversary of the contract, whichever occurs first.

For 401 contracts the early withdrawal charge is a percentage of the amount withdrawn according to the table below.

| 401 Contracts | |
| --- | --- |
| **Completed Contract Years or Account Years** | **Early Withdrawal Charge** |
| Less than 1 | 5% |
| 1 or more but fewer than 2 | 5% |
| 2 or more but fewer than 3 | 4% |
| 3 or more but fewer than 4 | 3% |
| 4 or more but fewer than 5 | 2% |
| 5 or more but fewer than 6 | 1% |
| 6 or more | 0% |

Under a 403(b) or 401 plan, there is no early withdrawal charge for termination of an individual account. Under an HR 10 plan, there is no early withdrawal charge for termination of an individual account due to your death.

**Purpose.** This is a deferred sales charge. The charge reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge and the sales and administrative expense charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

**Allocation and Transfer Fee**

**Amount.** We currently do not impose a fee for allocation changes or transfers among investment options. We reserve the right, however, to charge $10 for each allocation change or transfer in excess of 12 that occur in a calendar year.

**Purpose.** This fee reimburses us for administrative expenses associated with transferring or reallocating your dollars among investment options.

**Fund Redemption Fees**

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

## *Periodic Fees and Charges*

### Mortality and Expense Risk Charge

**Amount.** During the accumulation phase the amount of this charge, which is deducted from the account value invested in the subaccounts, varies depending upon the type of contract, as follows:
- For HR 10 plan and 403(b) plan contracts, the charge is 1.25% annually; or
- For 401 plans, the charge is 1.19% annually.

**When/How.** This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option. **See "INCOME PHASE – Charges Deducted" for charges deducted during the income phase.**

**Purpose.** This fee compensates us for the mortality and expense risks we assume under the contracts, as follows:
- Mortality risks are those associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

## *Fund Fees and Expenses*

As shown in the fund prospectuses and described in "**FEE TABLE – Fund Fees and Expenses**," each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of the fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

## Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

**Revenue Received from Affiliated Funds.** The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

## Premium and Other Taxes

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon jurisdiction.

**When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

# YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; minus
- Any deductions from the fixed interest options (e.g. withdrawals, fees); plus
- The current dollar value of amounts invested in the subaccounts, which takes into account investment performance, withdrawals and fees deducted from the subaccounts.

**Subaccount Accumulation Units.** When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

**Accumulation Unit Value ("AUV").** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, and the mortality and expense risk charge. **We discuss these deductions in more detail in "FEE TABLE" and "FEES."**

**Valuation.** We determine the AUV every business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations, equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge. **See "FEES."**

**The net investment rate may be either positive or negative.**

**Hypothetical Illustration.** As a hypothetical illustration, assume that your initial purchase payment is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment, the applicable AUV's after the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $25 for Subaccount C. Your account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount C.

**Step 1:** You make an initial contribution of $5,000.

**Step 2:**
- You direct us to invest $3,000 in Fund A. Your dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
- You direct us to invest $2,000 in Fund B. Your dollars purchase 80 accumulation units of Subaccount B ($2,000) divided by the current $25 AUV).

**Step 3:** The separate account then purchases shares of the applicable funds at the then current market value (net asset value or NAV).



The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE on that day (normally at 4:00 p.m. Eastern Time). The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed after the close of the NYSE on the next business day.

# TRANSFERS

**Transfers Among Investment Options.** During the accumulation phase, the contract holder, or you if permitted by the plan, may transfer amounts among the investment options. Subject to the contract holder's approval, requests may be made in writing, by telephone or, where applicable, electronically at www.voyaretirementplans.com. Transfers from fixed interest options may be restricted as outlined in the appendices. You may not make transfers once you enter the income phase. **See "INCOME PHASE."**

**Charges for Transfers.** We currently do not charge for transfers or allocation changes. We do, however, reserve the right to charge a fee of $10.00 for each transfer and/or allocation change in excess of 12 made in any calendar year.

**Value of Transferred Dollars.** The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**."

**Telephone and Electronic Transfers: Security Measures.** To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instruction, you will bear the loss.

## *Limits on Frequent or Disruptive Transfers*

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

**Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

**Excessive Trading Policy.** We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12-month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Underlying Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

# WITHDRAWALS

**Making a Withdrawal.** Subject to Tax Code withdrawal restrictions, the contract holder or you, if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

**Steps for Making a Withdrawal.** The contract holder or you, if permitted by the plan must:
- Select the withdrawal amount:
  - ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the GAA (plus or minus any market value adjustment) and to the Fixed Account, minus any applicable early withdrawal charge or redemption fees; or
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge or redemption fees, and any positive or negative market value adjustment for amounts withdrawn from the GAA;
- Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

**Calculation of Your Withdrawal.** Your plan determines if your account value is calculated by us or by your plan administrator. If we calculate it, we do so every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation date after we receive a request for withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**"; or
- On such later date as specified on the disbursement form.

**Calculation of Your Withdrawal.** Your plan determines if your account value is calculated by us or by your plan
**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

**Reinstatement Privilege.** The contracts allow a one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for early withdrawal charges imposed at the time of withdrawal. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If an investment option is closed or otherwise no longer available, amounts to be allocated to any such option will be reinvested in a replacement option as directed by your plan sponsor. If your plan sponsor has not designated a replacement option, unless we receive alternative allocation instructions, amounts that would have been reinvested in the investment option that is closed or unavailable may be automatically allocated among the other available investment options according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available investment options, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Special rules apply to reinstatements of amounts withdrawn from the GAA. **See "APPENDIX I."** Consult with a tax adviser for advice regarding the tax consequences associated with reinstatement.

## Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:
- Early Withdrawal Charge **(see "FEES – Early Withdrawal Charge")**;
- Market Value Adjustment **(see APPENDIX I)**;
- Fund Redemption Fees **(see "FEES – Fund Redemption Fees")**;
- Tax Penalty **(see "FEDERAL TAX CONSIDERATIONS")**;
- Tax Withholding **(see "FEDERAL TAX CONSIDERATIONS")**; and/or
- Taxation **(see "FEDERAL TAX CONSIDERATIONS")**.

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

**Withdrawal Restrictions for 403(b) Plans.** Section 403(b)(11) of the Tax Code generally prohibits withdrawal prior to your death, disability, attainment of age 59½, severance from employment or financial hardship, of the following:

- Salary reduction contributions made after December 31, 1988;
- Earnings on those contributions; and
- Earnings during such period held on amounts as of December 31, 1988.

Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship.

403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility – 403(b) Plans."**

The Tax Code and/or your plan may impose other limitations on withdrawals. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility."**

# SYSTEMATIC DISTRIBUTION OPTIONS

**Availability of Systematic Distribution Options.** These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account; and
- **Estate Conservation Option ("ECO").** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Codes requires each year. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 72 (age 70½ if born before July 1, 1949) or retirement, if later) and pays you that amount once a year.

**Other Systematic Distribution Options.** We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by contacting us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

> **Features of a Systematic Distribution Option**
>
> If permitted under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility is retained and accumulation phase fees continue to apply. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

**Terminating a Systematic Distribution Option.** Once a systematic distribution option is elected, the contract holder, or you if permitted by the plan, may revoke it at any time by submitting a written request to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Any revocation will apply to the amount yet to be paid. Once an option is revoked for an account, it may not be elected again until the next calendar year, nor may any other systematic distribution option be elected.

**Tax Consequences.** Taking a withdrawal under a systematic distribution option may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

# DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary).

| This section provides information about the death benefit during the accumulation phase. **For death benefit information applicable to the income phase, see "INCOME PHASE."** |
|---|

## *During the Accumulation Phase*

**Payment Process:**
- Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**," we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

**Benefit Payment Options.** The following payment options are available, if allowed by the Tax Code:
- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options. **See "INCOME PHASE – Payment Options"**; or
- Payment under an available systematic distribution option (subject to certain limitations).

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

## Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option.

**The Retained Asset Account.** The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

The following options are also available; however, the Tax Code limits how long the death benefit proceeds may be left in these options:

- Leaving your account value invested in the contract; or
- Under some contracts, leaving your account value on deposit in the Company's general account, and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate currently credited on such deposits. The beneficiary may withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment options. **See "INCOME PHASE – Payment Options."**

**The Value of the Death Benefit.** The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and selection of a payout option in good order. Under some plans, the minimum death benefit is guaranteed not to fall below the total of all payments to the account, adjusted for any partial withdrawals. Interest on amounts in the fixed interest options, if any, will be paid from the date of death at a rate no less than required by law. For amounts held in GAA, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative aggregate market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in **APPENDIX I** and in the GAA prospectus.

**Tax Code Requirements.** The Tax Code requires distribution of death benefit proceeds within a certain period of time and these requirements have recently changed generally for deaths after January 1, 2020. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

# INCOME PHASE

During the income phase, you stop contributing dollars to your account and start receiving payments from your accumulated account value.

**Initiating Income Phase Payments.** At least 30 days prior to the date you want to start receiving income phase payments, the contract holder or you, if permitted by the plan, must notify us in writing of the following:

- Start date;
- Payment option, see the income phase payment options table in this section;
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments;
- Selection of an assumed net investment rate (only if variable payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

We may have used the following terms in prior prospectuses:
- **Annuity Phase** – Income Phase;
- **Annuity Option** – Income Phase Payment Option;
- **Annuity Payment** – Income Phase Payment; and
- **Annuitization** – Initiating Income Phase Payments.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

**What Affects Income Phase Payments?** Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

**Fixed Income Phase Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. Fixed income phase payment amounts do not vary over time.

**Variable Income Phase Payments.** Amounts funding variable income phase payments will be held in the subaccount(s) selected. Not all subaccounts may be available during the income phase, and there may be limits on the transfers between subaccounts during the income phase.

**Assumed Net Investment Rate.** If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us. **See "CONTRACT OVERVIEW – Questions:  Contacting the Company."**

**Minimum Income Phase Payment Amounts.** The income phase payment option selected must result in one or both of the following:
- A first payment of at least $20; or
- Total yearly payments of at least $100.

If your account value is too low to meet these minimum payment amounts, the contract holder, on your behalf, must elect a lump-sum payment.

**Charges Deducted.** When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge and administrative charge, consisting of a daily deduction of up to 1.40% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under income phase payment options and is applicable to all income phase payment options, including variable options under which we do not assume a mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

We do not charge a withdrawal charge for amounts applied to income phase payments.

**Death Benefit During the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the following "***Income Phase Payment Options***" tables. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**." If the death benefit is not taken in a lump sum, your beneficiary must meet the distribution rules imposed by the Tax Code. These rules recently changed for deaths occurring after January 1, 2020. Failure to meet these rules can result in tax penalties. **See "FEDERAL TAX CONSIDERATIONS –** *Taxation of Qualified Contracts* **– Required Distributions Upon Death."**

## Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account" for more information about the retained asset account.**

**Taxation.** To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "FEDERAL TAX CONSIDERATIONS."**

## *Income Phase Payment Options*

The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. The Tax Code and/or some contracts restrict the options and the terms available to you and/or your beneficiary. **See "FEDERAL TAX CONSIDERATIONS."** Check with your contract holder for details. We may offer additional payment options under the contract from time to time.

**Terms used in the tables:**
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

| Lifetime Income Phase Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date.<br>**Death Benefit-None:** All payments end upon the annuitant's death. |
| Life Income – Guaranteed Payments[*] | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of five to 30 years or as otherwise specified in the contract.<br>**Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum equal to the present value of the remaining guaranteed payments. |
| Life Income – Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date.<br>**Continuing Payments:**<br>• This option allows a choice of 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or<br>• 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.<br>**Death Benefit-None:** All payments end after the deaths of both annuitants. |
| Life Income – Two Lives – Guaranteed Payments[*] | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for five to 30 years, or as otherwise specified in the contract.<br>**Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first death.<br>**Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Nonlifetime Income Phase Payment Options | |
| Nonlifetime – Guaranteed Payments[*] | **Length of Payments:** Payments generally may be fixed or variable and may be made for five to 30 years. In certain cases a lump sum payment may be requested at any time (see below).<br>**Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments, and we will not impose any early withdrawal charge. |

**Lump-sum Payment:** If the "Nonlifetime – Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one sum.

---

[*] Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95 according to the appropriate annuity rate tables.

**Calculation of Lump-sum Payments:** If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of any remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

Lump-sum payment will be sent within seven calendar days after we receive the request for payment in good order at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**."

# FEDERAL TAX CONSIDERATIONS

## *Introduction*

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **In this Section:**
> - **Introduction;**
> - **Taxation of Qualified Contracts;**
> - **Possible Changes in Taxation; and**
> - **Taxation of the Company.**
>
> When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended, or the "Tax Code" that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

**Qualified Contracts.** The contract described in this prospectus may be purchased on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(a), or 403(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

## *Taxation of Qualified Contracts*

### Eligible Retirement Plans and Programs.

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **401(a), 401(k) and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees; and
- **403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

## Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract, and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e.., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral.** Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

## Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

**401(a), 401(k), 403(a) and 403(b) Plans.** The total annual contributions (including pre-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $58,000 (as indexed for 2021). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k) or 403(b) plan to generally no more than $19,500 (as indexed for 2021). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

Purchase payments to your account(s) will generally be excluded from your gross income.

**Catch-up Contributions.** Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k) or 403(b) plan who is at least age 50 by the end of the participant's taxable year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

For advice on using a catch-up provision, please consult your own tax and/or legal adviser.

## Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e. annuity) payments and death benefit proceeds. If a portion of a distribution is taxable, the distribution will be reported to the IRS.

**401(a), 401(k), 403(a) and 403(b) Plans.** Distributions from these plans are generally taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

**10% Additional Tax.** The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), 403(a) or 403(b) plan (collectively, qualified plans).

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is a qualified birth or adoption distribution;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters;
- You have unreimbursed medical expenses that are deductible (without regard to whether you itemized deductions);
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

## Distributions – Eligibility

Distributions from qualified plans (as described in this prospectus) generally may occur only upon the occurrence of certain events. The terms of your plan will govern when you are eligible to take a distribution from the plan. The following describes circumstances when you may be able to take a distribution from certain more common types of plans.

**401(a) Pension Plans.** Subject to the terms of your 401(a) pension plan, distributions generally may occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 59½; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

**401(k) Plans.** Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, generally may occur only upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

**403(b) Plans.** Subject to the terms of your 403(b) plan, distribution of certain salary reduction contributions and earnings generally may occur only upon:
- Retirement
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

## Lifetime Required Minimum Distributions (401(a), 401(k), 403(a) and 403(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949) or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:
- Under 401(a) or 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949); or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

**Time Period.** You must receive distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code Section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Further information regarding required minimum distributions may be found in your contract or certificate.

## Required Distributions Upon Death (401(a), 401(k), 403(a) and 403(b) Plans)

Upon your death, any remaining interest in a 401(a), 401(k), 403(a) or 403(b) plan must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Tax Code. The death benefit provisions of your contract will be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act"), which was part of the larger Further Consolidated Appropriations Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.

**Prior Law.** Under prior law, if an employee under an employer sponsored retirement plan dies prior to the required beginning date, the remaining interest must be distributed (1) within five years after the death (the "five-year rule"), or (2) over the life of the designated beneficiary, or over a period not extending beyond the life expectancy of the designated beneficiary, provided that such distributions commence within one year after death (the "lifetime payout rule"). If the employee dies on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the "at-least-as-rapidly rule").

**The New Law.** Under the new law, if you die after 2019, and you have a designated beneficiary, any remaining interest must be distributed within ten years after your death, unless the designated beneficiary is an eligible designated beneficiary ("EDB") or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by the employee. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than ten years younger than you. An individual's status as an EDB is determined on the date of your death. This ten-year post-death distribution period applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this ten-year rule, the remaining interest must be distributed within ten years after the EDB's death (i.e., a new ten-year distribution period begins).

Instead of taking distributions under the new ten-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within ten years after the EDB's death (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within ten years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years).

If your beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the five-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries, including special rules allowing a beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. You should consult a professional tax adviser about the federal income tax consequences of your beneficiary designations, particularly if a trust is involved.

More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if you are an employee under a governmental plan, such as a governmental 457(b) plan, the new law applies to your interest in that plan if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies to your interest in that plan if you die after 2021 (unless the collective bargaining agreements terminate earlier).

In addition, the new post-death distribution requirements generally do not apply if the employee died prior to January 1, 2020. However, if the designated beneficiary of the deceased employee dies after January 1, 2020, any remaining interest must be distributed within ten years of the designated beneficiary's death. Hence, this ten-year rule generally will apply to a contract issued prior to 2020 which continues to be held by a designated beneficiary of an employee who died prior to 2020.

It is important to note that under prior law, annuity payments that commenced under a method that satisfied the distribution requirements while the employee was alive could continue to be made under that method after the death of the employee. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than ten years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by us) in order to comply with the new post-death distribution requirements.

Certain transition rules may apply. Please consult your tax adviser.

**Start Dates for Spousal Beneficiaries.** Under the new law, as under prior law, if your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse's death by transferring the remaining interest tax-free to your surviving spouse's own IRA.

The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

## Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

**401(a), 401(k), 403(a) and 403(b) Plans.** Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain other distributions described in the Tax Code.

**Non-Resident Aliens.** If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

## Assignment and Other Transfers

**401(a), 401(k), 403(a) and 403(b) Plans.** Your beneficial interest in the contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

## Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to take distributions from the contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the contract. Please consult your tax and/or legal adviser for further information about this subject.

## *Possible Changes in Taxation*

Although the likelihood of changes in tax legislation, regulation rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

## *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the separate account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against a separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including separate account assets, which are treated as Company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits to the holders of the separate account because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include Company income taxes in the tax charges you pay under the contract. We reserve the right to change these tax practices.

# CONTRACT DISTRIBUTION

## *General*

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

**Compensation Arrangements.** The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 2% to 6%. After the first year of the participant account, renewal commissions up to 3% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 6% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.25%. In addition, we may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 6% of total premium payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the service of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2020, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- Lincoln Investment Planning, Inc.;
- Regulus Advisors, LLC;
- LPL Financial LLC;
- Morgan Stanley Smith Barney LLC;
- Voya Financial Advisors, Inc.;
- Kestra Investment Services, LLC;
- Royal Alliance Associates, Inc.;
- Pensionmark Securities, LLC;
- American Portfolios Financial Services, Inc.;
- Securities America, Inc.;
- Northwestern Mutual Investment Services, Inc.;
- Lincoln Financial Advisors Corporation;
- Cetera Advisors LLC;
- Ameriprise Financial Services, Inc.;
- Woodbury Financial Services, Inc.;
- Cetera Advisor Networks LLC;
- MMA Securities LLC;
- PlanMember Securities Corporation;
- Cadaret, Grant & Co., Inc.;
- IMA Wealth, Inc.;
- First Allied Securities, Inc.;
- NYLIFE Securities LLC;
- SagePoint Financial, Inc.;
- Hornor, Townsend & Kent, LLC; and
- Lockton Investment Securities, LLC.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

**Third Party Compensation Arrangements.** Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

# OTHER TOPICS

## *Order Processing*

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

## *Anti-Money Laundering*

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

**Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.**

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

## *Unclaimed Property*

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to our Service Center in writing at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**" or by calling 1-800-584-6001.

## *Cyber Security*

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

## *Contract Modification*

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

## *Legal Proceedings*

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract, or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

## *Payment Delay or Suspension*

We reserve the right to suspend or postpone the date of any payment of benefits or processing these transactions beyond the seven permitted days, under any of the following circumstances:
- On any business day when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC; or
- During any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

## *Transfer of Ownership; Assignment*

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

## *Intent to Confirm Quarterly*

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

# CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**."

# APPENDIX I
# GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account ("GAA") is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the GAA will be deposited in a nonunitized separate account established by the Company. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number referenced under "**CONTRACT OVERVIEW – Questions:  Contacting the Company**." The Guaranteed Accumulation Account may not be available in all contracts or states, and if permitted under the contract we may close or restrict the Guaranteed Accumulation Account to current or future investment.

**In General.** Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in the GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA; and
- The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

**Deposit Periods.** A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

**Interest Rates.** We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with, interest rates available on fixed income investments we may buy using deposits directed to GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

**Fees and Other Deductions.** If all or a portion of your account value in GAA is withdrawn, you may incur the following:
- Market Value Adjustment ("MVA") – as described in this appendix and in the GAA prospectus;
- Tax Penalties and/or Tax withholding – **See "FEDERAL TAX CONSIDERATIONS"**; or
- Early Withdrawal Charge – **See "FEES."**

We do not make deductions from amounts in GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

**Market Value Adjustment.** If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative. Generally:
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA; and
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

**Guaranteed Terms.** The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term - three years or less; or
- Long-term - ten years or less, but more than three years.

At the end of a guaranteed term, your contract holder or you if permitted by the plan may:
- Transfer dollars to a new guaranteed term, if available;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

**Deductions may apply to withdrawals. See "FEES and Other Deductions."**

**Transfer of Account Dollars.** Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. Transfers of GAA values at the end of a guaranteed term are not counted as one of the 12 free transfers allowed for an account per calendar year.

**Income Phase.** GAA cannot be used as an investment option during the income phase. However, the contract holder (or you, if permitted by the plan) may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA dollars to any of the subaccounts available during the income phase.

**Reinvesting Amounts Withdrawn from GAA.** If amounts are withdrawn from GAA and then reinvested in GAA, we will apply the reinvested amount to the current deposit period. This means that the guaranteed annual interest rate, and guaranteed terms available on the date of reinvestment, will apply. Amounts will be reinvested proportionately in the same way as they were allocated before withdrawal.

We will not credit your account for market value adjustments that were deducted at the time of withdrawal and also may not refund any taxes that were withheld.

# APPENDIX II
# FIXED ACCOUNT

The Fixed Account is an investment option that may be available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.

---

Additional information about this option may be found in the contract.

---

**General Disclosure.** Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.

**Interest Rates.** The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. The interest rate to be credited to the amounts allocated to the Fixed Account may be changed at any time, except that we will not apply a decrease to the current credited interest rate following a rate change initiated solely by us prior to the last day of the three month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends on the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

**Charges.** We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES – Early Withdrawal Charge."**

Transfers. During the accumulation phase, the contract holder or you if permitted by the plan may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

# APPENDIX III
# FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectus for this and additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge at the address and telephone number referenced under "CONTRACT OVERVIEW – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Balanced Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **Voya Government Money Market Portfolio\***<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00. |
| **Voya Growth and Income Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya Intermediate Bond Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |

---

\* There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.

# APPENDIX IV
# CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2020, the following tables give:  (1) the accumulation unit value ("AUV") at the beginning of the period; (2) the AUV at the end of the period; and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2020, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2020, are not reflected in the following information.

## TABLE I
### FINANCIAL INFORMATION FOR 403(b) AND HR 10 PLANS
(Selected data for accumulation units outstanding throughout each period)

| | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA BALANCED PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $61.42 | $52.22 | $56.75 | $50.09 | $47.04 | $48.53 | $46.26 | $40.14 | $35.77 | $36.70 |
| Value at end of period | $67.23 | $61.42 | $52.22 | $56.75 | $50.09 | $47.04 | $48.53 | $46.26 | $40.14 | $35.77 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $544.32 | $427.65 | $453.25 | $381.36 | $351.78 | $361.36 | $330.49 | $256.12 | $224.01 | $227.43 |
| Value at end of period | $630.34 | $544.32 | $427.65 | $453.25 | $381.36 | $351.78 | $361.36 | $330.49 | $256.12 | $224.01 |
| Number of accumulation units outstanding at end of period | 95 | 95 | 105 | 105 | 105 | 105 | 689 | 689 | 689 | 846 |

## TABLE II
### FINANCIAL INFORMATION FOR 403(b) AND HR 10 PLANS
### FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

| | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA BALANCED PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $64.98 | $55.11 | $59.74 | $52.60 | $49.27 | $50.71 | $48.22 | $41.73 | $37.09 | $37.97 |
| Value at end of period | $71.32 | $64.98 | $55.11 | $59.74 | $52.60 | $49.27 | $50.71 | $48.22 | $41.73 | $37.09 |
| Number of accumulation units outstanding at end of period | 8,371 | 8,472 | 8,581 | 10,112 | 10,228 | 10,575 | 11,119 | 12,009 | 12,242 | 14,581 |
| **VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $48.65 | $48.32 | $48.18 | $48.49 | $49.01 | $49.62 | $50.24 | $50.86 | $51.48 | $52.12 |
| Value at end of period | $48.19 | $48.65 | $48.32 | $48.18 | $48.49 | $49.01 | $49.62 | $50.24 | $50.86 | $51.48 |
| Number of accumulation units outstanding at end of period | 1,973 | 1,978 | 2,006 | 2,038 | 2,051 | 3,963 | 4,204 | 4,213 | 19,098 | 20,731 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $575.92 | $451.34 | $477.16 | $400.49 | $368.49 | $377.58 | $344.47 | $266.29 | $232.32 | $235.28 |
| Value at end of period | $668.60 | $575.92 | $451.34 | $477.16 | $400.49 | $368.49 | $377.58 | $344.47 | $266.29 | $232.32 |
| Number of accumulation units outstanding at end of period | 9,575 | 10,019 | 10,677 | 11,624 | 12,321 | 12,860 | 16,724 | 18,621 | 20,708 | 22,159 |

# Condensed Financial Information (continued)

| | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $120.12 | $110.56 | $112.39 | $108.18 | $104.84 | $105.37 | $99.87 | $101.10 | $93.44 | $87.85 |
| Value at end of period | $128.08 | $120.12 | $110.56 | $112.39 | $108.18 | $104.84 | $105.37 | $99.87 | $101.10 | $93.44 |
| Number of accumulation units outstanding at end of period | 1,846 | 1,928 | 1,974 | 2,741 | 2,794 | 2,841 | 3,486 | 4,796 | 5,294 | 5,255 |

## TABLE III
### FINANCIAL INFORMATION FOR 401 PLANS
(Selected data for accumulation units outstanding throughout each period)

| | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA BALANCED PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $45.59 | $38.73 | $42.07 | $37.11 | $34.83 | $35.91 | $34.22 | $29.67 | $26.42 | $27.09 |
| Value at end of period | $49.93 | $45.59 | $38.73 | $42.07 | $37.11 | $34.83 | $35.91 | $34.22 | $29.67 | $26.42 |
| Number of accumulation units outstanding at end of period | 5,980 | 6,523 | 8,158 | 9,341 | 14,254 | 16,036 | 28,203 | 31,898 | 36,667 | 41,001 |
| **VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $14.21 | $14.10 | $14.05 | $14.14 | $14.28 | $14.45 | $14.62 | $14.79 | $14.96 | $15.14 |
| Value at end of period | $14.08 | $14.21 | $14.10 | $14.05 | $14.14 | $14.28 | $14.45 | $14.62 | $14.79 | $14.96 |
| Number of accumulation units outstanding at end of period | 2,020 | 2,554 | 4,053 | 4,317 | 9,427 | 10,616 | 15,445 | 17,958 | 18,782 | 28,165 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $53.06 | $41.66 | $44.13 | $37.11 | $34.21 | $35.12 | $32.10 | $24.86 | $21.73 | $22.05 |
| Value at end of period | $61.48 | $53.06 | $41.66 | $44.13 | $37.11 | $34.21 | $35.12 | $32.10 | $24.86 | $21.73 |
| Number of accumulation units outstanding at end of period | 387,101 | 429,185 | 489,486 | 561,843 | 816,117 | 941,399 | 1,083,758 | 1,215,231 | 1,384,781 | 1,579,338 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $28.07 | $25.86 | $26.31 | $25.35 | $24.58 | $24.73 | $23.46 | $23.77 | $21.99 | $20.69 |
| Value at end of period | $29.90 | $28.07 | $25.86 | $26.31 | $25.35 | $24.58 | $24.73 | $23.46 | $23.77 | $21.99 |
| Number of accumulation units outstanding at end of period | 11,007 | 11,075 | 13,373 | 14,540 | 20,244 | 22,471 | 24,875 | 34,972 | 41,498 | 44,825 |

## TABLE IV
### FINANCIAL INFORMATION FOR 401 PLANS
### FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

| | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA BALANCED PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $48.48 | $41.01 | $44.34 | $38.94 | $36.39 | $37.36 | $35.44 | $30.59 | $27.12 | $27.69 |
| Value at end of period | $53.33 | $48.48 | $41.01 | $44.34 | $38.94 | $36.39 | $37.36 | $35.44 | $30.59 | $27.12 |
| Number of accumulation units outstanding at end of period | 88 | 521 | 540 | 566 | 647 | 662 | 677 | 732 | 748 | 763 |

# Condensed Financial Information (continued)

| | 2020 | 2019 | 2018 | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $14.77 | $14.63 | $14.55 | $14.61 | $14.73 | $14.87 | $15.02 | $15.17 | $15.32 | $15.47 |
| Value at end of period | $14.66 | $14.77 | $14.63 | $14.55 | $14.61 | $14.73 | $14.87 | $15.02 | $15.17 | $15.32 |
| Number of accumulation units outstanding at end of period | 212 | 212 | 212 | 264 | 425 | 425 | 513 | 529 | 571 | 586 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $57.38 | $44.85 | $47.30 | $39.60 | $36.35 | $37.15 | $33.81 | $26.07 | $22.69 | $22.92 |
| Value at end of period | $66.78 | $57.38 | $44.85 | $47.30 | $39.60 | $36.35 | $37.15 | $33.81 | $26.07 | $22.69 |
| Number of accumulation units outstanding at end of period | 2,525 | 3,111 | 3,430 | 3,590 | 4,171 | 4,332 | 4,889 | 5,145 | 3,917 | 4,043 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)** | | | | | | | | | | |
| Value at beginning of period | $30.46 | $27.96 | $28.36 | $27.23 | $26.32 | $26.39 | $24.95 | $25.19 | $23.22 | $21.78 |
| Value at end of period | $32.56 | $30.46 | $27.96 | $28.36 | $27.23 | $26.32 | $26.39 | $24.95 | $25.19 | $23.22 |
| Number of accumulation units outstanding at end of period | 41 | 41 | 105 | 105 | 269 | 398 | 398 | 398 | 398 | 398 |

*FOR MASTER APPLICATIONS ONLY*
_____

*I hereby acknowledge receipt of a Variable Account C 403(b), 401 and HR10 Plans variable annuity prospectus dated May 1, 2021.*

*_____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.75974-21) dated May 1, 2021.*


*_____ Please send the most recent annual and/or quarterly report of Voya Retirement Insurance and Annuity Company.*

_____

**CONTRACT HOLDER'S SIGNATURE**

_____

**DATE**

**PART B**
**INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION**


**VARIABLE ANNUITY ACCOUNT C**
**OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**


**Statement of Additional Information**
**dated May 1, 2021**

# 403(b), 401 and HR 10 Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2021. The contracts offered in connection with the prospectus are group deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:

Voya Retirement Insurance and Annuity Company
Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

# TABLE OF CONTENTS

# GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **See "FEES" in the prospectus**.

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

# VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

# OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections titled "**CONTRACT OWNERSHIP AND RIGHTS**" and "**YOUR ACCOUNT VALUE**."

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2020, 2019 and 2018 amounted to $67,609,346.50 $54,558,355.73 and $54,251,364.57, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of Voya Retirement Insurance and Annuity Company.

# INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase **(see "INCOME PHASE" in the prospectus)**, the value of your account is determined using accumulation unit values as of the 10th valuation before the first payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

**EXAMPLE:**

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.000442. This is then multiplied by the annuity unit value for the prior valuation ($13.400000 from above) to produce an annuity unit value of $13.4059289 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.405928, which produces an income phase payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

# PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns, and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns**. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any) and any applicable early withdrawal charges).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

# SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

# EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 20120, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is The Frost Tower, Suite 1901, 111 West Houston Street, San Antonio, TX 78205.

**FINANCIAL STATEMENTS**

**Variable Annuity Account C of**

**Voya Retirement Insurance and Annuity Company**

*Year Ended December 31, 2020*

*with Report of Independent Registered Public Accounting Firm*

This page intentionally left blank.

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Financial Statements
### Year Ended December 31, 2020

# Contents

This page intentionally left blank.



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA  30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company and Contract Owners
  of Variable Annuity Account C of Voya Retirement Insurance and
  Annuity Company

## Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the Separate Account), as of December 31, 2020, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the Appendix, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2020, the results of its operations and changes in its net assets for each of the periods indicated in the Appendix, in conformity with U.S. generally accepted accounting principles.

## Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2020, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as the Separate Accounts
Auditor since 2001.
April 5, 2021

A member firm of Ernst & Young Global Limited

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company

| Subaccounts | Statement of Operations | Statements of Changes in Net Assets |
|---|---|---|
| AB Relative Value Fund - Class A | For the year ended December 31, 2020 | For each of the two years in the period ended December 31, 2020 |
| AB VPS Growth and Income Portfolio - Class A | | |
| Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class | | |
| Alger Capital Appreciation Fund - Class A | | |
| Alger Responsible Investing Fund - Class A | | |
| AllianzGI Dividend Value Fund - Class A | | |
| AllianzGI Large-Cap Value Fund - Institutional Class | | |
| AllianzGI Small-Cap Value Fund - Class A | | |
| Amana Growth Fund - Investor Class | | |
| Amana Income Fund - Investor Class | | |
| American Balanced Fund® - Class R-3 | | |
| American Beacon Small Cap Value Fund - Investor Class | | |
| American Century Investments® Disciplined Core Value Fund - A Class | | |
| American Funds® Fundamental Investors® - Class R-3 | | |
| American Funds® Fundamental Investors® - Class R-4 | | |
| American Mutual Fund® - Class R-4 | | |
| AMG Managers Fairpointe Mid Cap Fund - Class N | | |
| Ariel Appreciation Fund - Investor Class | | |
| Ariel Fund - Investor Class | | |
| Artisan International Fund - Investor Shares | | |
| Ave Maria Rising Dividend Fund | | |
| BlackRock Equity Dividend Fund - Investor A Shares | | |
| BlackRock Health Sciences Opportunities Portfolio - Institutional Shares | | |
| BlackRock Health Sciences Opportunities Portfolio - Investor A Shares | | |
| BlackRock Mid Cap Dividend Fund - Institutional Shares | | |
| BlackRock Mid Cap Dividend Fund - Investor A Shares | | |
| Bond Fund of America℠ - Class R-4 | | |
| Calvert VP SRI Balanced Portfolio | | |
| Capital Income Builder® - Class R-4 | | |
| Capital World Growth & Income Fund℠ - Class R-3 | | |
| ClearBridge Aggressive Growth Fund - Class I | | |
| Cohen & Steers Real Estate Securities Fund, Inc. - Class A | | |

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Statement of Operations | Statements of Changes in Net Assets |
|---|---|---|
| Cohen & Steers Realty Shares, Inc. | For the year ended December 31, 2020 | For each of the two years in the period ended December 31, 2020 |
| Columbia Large Cap Value Fund - Advisor Class | | |
| Columbia Select Mid Cap Value Fund - Class A Shares | | |
| Columbia Select Mid Cap Value Fund - Institutional Class | | |
| Columbia℠ Acorn® Fund - Class A Shares | | |
| CRM Mid Cap Value Fund - Investor Shares | | |
| Davis Financial Fund - Class Y | | |
| Delaware Small Cap Value Fund - Class A | | |
| Delaware Smid Cap Growth Fund - Institutional Class | | |
| DFA Emerging Markets Core Equity Portfolio - Institutional Class | | |
| DFA Inflation-Protected Securities Portfolio - Institutional Class | | |
| DFA U.S. Targeted Value Portfolio - Institutional Class | | |
| Diversified Value Portfolio | | |
| Dodge & Cox International Stock Fund | | |
| Dodge & Cox Stock Fund | | |
| DWS Equity 500 Index Fund - Class S | | |
| DWS Small Cap Growth Fund - Class S | | |
| Eaton Vance Large-Cap Value Fund - Class R Shares | | |
| Equity Income Portfolio | | |
| EuroPacific Growth Fund® - Class R-3 | | |
| EuroPacific Growth Fund® - Class R-4 | | |
| Faederated Hermes International Leaders Fund - Institutional Shares | | |
| Fidelity Advisor® New Insights Fund - Class I | | |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | | |
| Fidelity® VIP Growth Portfolio - Initial Class | | |
| Fidelity® VIP High Income Portfolio - Initial Class | | |
| Fidelity® VIP Index 500 Portfolio - Initial Class | | |
| Fidelity® VIP Overseas Portfolio - Initial Class | | |
| Franklin Biotechnology Discovery Fund - Advisor Class | | |
| Franklin Mutual Global Discovery Fund - Class R | | |
| Franklin Natural Resources Fund - Advisor Class | | |
| Franklin Small Cap Value VIP Fund - Class 2 | | |

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Statement of Operations | Statements of Changes in Net Assets |
|---|---|---|
| Franklin Small-Mid Cap Growth Fund - Class A | For the year ended December 31, 2020 | For each of the two years in the period ended December 31, 2020 |
| Goldman Sachs Growth Opportunities Fund - Investor Shares | | |
| Growth Fund of America® - Class R-3 | | |
| Growth Fund of America® - Class R-4 | | |
| Income Fund of America® - Class R-3 | | |
| Inflation-Adjusted Bond Fund - Investor Class | | |
| Invesco American Value Fund - Class R5 | | |
| Invesco Capital Appreciation Fund - Class A | | |
| Invesco Developing Markets Fund - Class A | | |
| Invesco Developing Markets Fund - Class Y | | |
| Invesco Endeavor Fund - Class A | | |
| Invesco Energy Fund - Class R5 | | |
| Invesco Floating Rate ESG Fund - Class R5 | | |
| Invesco Gold & Special Minerals Fund - Class A | | |
| Invesco Health Care Fund - Investor Class | | |
| Invesco High Yield Fund - Class R5 | | |
| Invesco International Bond Fund - Class A | | |
| Invesco International Growth Fund - Class R5 | | |
| Invesco International Small-Mid Company Fund - Class Y | | |
| Invesco Main Street Fund - Class A | | |
| Invesco Oppenheimer International Growth Fund - Class Y | | |
| Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I | | |
| Invesco Oppenheimer V.I. Global Fund - Series I | | |
| Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I | | |
| Invesco Oppenheimer V.I. Main Street Fund - Series I | | |
| Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I | | |
| Invesco Small Cap Growth Fund - Class A | | |
| Invesco Small Cap Value Fund - Class A | | |
| Invesco V.I. American Franchise Fund - Series I | | |
| Invesco V.I. Core Equity Fund - Series I | | |
| Ivy Science and Technology Fund - Class Y | | |
| Janus Henderson Balanced Portfolio - Institutional Shares | | |
| Janus Henderson Enterprise Portfolio - Institutional Shares | | |
| Janus Henderson Flexible Bond Portfolio - Institutional Shares | | |

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Statement of Operations | Statements of Changes in Net Assets |
|---|---|---|
| Janus Henderson Global Research Portfolio - Institutional Shares | For the year ended December 31, 2020 | For each of the two years in the period ended December 31, 2020 |
| Janus Henderson Research Portfolio - Institutional Shares | | |
| JPMorgan Equity Income Fund - Class I Shares | | |
| JPMorgan Government Bond Fund - Class I Shares | | |
| Lazard International Equity Portfolio - Open Shares | | |
| LKCM Aquinas Catholic Equity Fund | | |
| Loomis Sayles Limited Term Government and Agency Fund - Class Y | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | | |
| Lord Abbett Core Fixed Income Fund - Class A | | |
| Lord Abbett Developing Growth Fund - Class A | | |
| Lord Abbett Fundamental Equity Fund - Class A | | |
| Lord Abbett Mid Cap Stock Fund - Class A | | |
| Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC | | |
| Lord Abbett Short Duration Income Fund - Class R4 | | |
| Lord Abbett Small Cap Value Fund - Class A | | |
| Massachusetts Investors Growth Stock Fund - Class A | | |
| Metropolitan West Total Return Bond Fund - Class I Shares | | |
| Metropolitan West Total Return Bond Fund - Class M Shares | | |
| MFS® International Intrinsic Value Fund - Class R3 | | |
| MFS® New Discovery Fund - Class R3 | | |
| Neuberger Berman Genesis Fund - Trust Class Shares | | |
| Neuberger Berman Sustainable Equity Fund - Institutional Class Shares | | |
| Neuberger Berman Sustainable Equity Fund - Trust Class Shares | | |
| New Perspective Fund® - Class R-3 | | |
| New Perspective Fund® - Class R-4 | | |
| New World Fund® - Class R-4 | | |
| Nuveen Global Infrastructure Fund - Class I | | |
| Parnassus Core Equity Fund℠ - Investor Shares | | |
| Pax Sustainable Allocation Fund - Investor Class | | |
| PGIM Jennison Utility Fund - Class Z | | |
| PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | | |
| PIMCO VIT Real Return Portfolio - Administrative Class | | |
| Pioneer Equity Income Fund - Class Y Shares | | |
| Pioneer Equity Income VCT Portfolio - Class I | | |

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Statement of Operations | Statements of Changes in Net Assets |
|---|---|---|
| Pioneer High Yield Fund - Class A Shares | For the year ended December 31, 2020 | For each of the two years in the period ended December 31, 2020 |
| Pioneer High Yield VCT Portfolio - Class I | | |
| Pioneer Strategic Income Fund - Class A Shares | | |
| Royce Total Return Fund - Service Class | | |
| Small Company Growth Portfolio | | |
| SMALLCAP World Fund® - Class R-4 | | |
| T. Rowe Price Large-Cap Growth Fund - I Class | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | | |
| T. Rowe Price Value Fund - Advisor Class | | |
| TCW Total Return Bond Fund - Class N | | |
| Templeton Foreign Fund - Class A | | |
| Templeton Global Bond Fund - Advisor Class | | |
| Templeton Global Bond Fund - Class A | | |
| The Hartford Capital Appreciation Fund - Class R4 | | |
| The Hartford Dividend And Growth Fund - Class R4 | | |
| The Hartford International Opportunities Fund - Class R4 | | |
| Third Avenue Real Estate Value Fund - Institutional Class | | |
| Touchstone Value Fund - Institutional Class | | |
| Victory Integrity Small-Cap Value Fund - Class Y | | |
| Victory Sycamore Established Value Fund - Class A | | |
| Victory Sycamore Small Company Opportunity Fund - Class R | | |
| Voya Balanced Portfolio - Class I | | |
| Voya Corporate Leaders 100 Fund - Class I | | |
| Voya Floating Rate Fund - Class A | | |
| Voya Global Bond Portfolio - Adviser Class | | |
| Voya Global Bond Portfolio - Initial Class | | |
| Voya Global Bond Portfolio - Service Class | | |
| Voya Global High Dividend Low Volatility Portfolio - Class I | | |
| Voya Global High Dividend Low Volatility Portfolio - Class S | | |
| Voya Global Perspectives® Portfolio - Class I | | |
| Voya GNMA Income Fund - Class A | | |
| Voya Government Money Market Portfolio - Class I | | |
| Voya Growth and Income Portfolio - Class A | | |
| Voya Growth and Income Portfolio - Class I | | |

## Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Statement of Operations | Statements of Changes in Net Assets |
|---|---|---|
| Voya Growth and Income Portfolio - Class S | For the year ended December 31, 2020 | For each of the two years in the period ended December 31, 2020 |
| Voya High Yield Portfolio - Adviser Class | | |
| Voya High Yield Portfolio - Institutional Class | | |
| Voya High Yield Portfolio - Service Class | | |
| Voya Index Plus LargeCap Portfolio - Class I | | |
| Voya Index Plus LargeCap Portfolio - Class S | | |
| Voya Index Plus MidCap Portfolio - Class I | | |
| Voya Index Plus MidCap Portfolio - Class S | | |
| Voya Index Plus SmallCap Portfolio - Class I | | |
| Voya Index Plus SmallCap Portfolio - Class S | | |
| Voya Index Solution 2025 Portfolio - Initial Class | | |
| Voya Index Solution 2025 Portfolio - Service 2 Class | | |
| Voya Index Solution 2025 Portfolio - Service Class | | |
| Voya Index Solution 2035 Portfolio - Initial Class | | |
| Voya Index Solution 2035 Portfolio - Service 2 Class | | |
| Voya Index Solution 2035 Portfolio - Service Class | | |
| Voya Index Solution 2045 Portfolio - Initial Class | | |
| Voya Index Solution 2045 Portfolio - Service 2 Class | | |
| Voya Index Solution 2045 Portfolio - Service Class | | |
| Voya Index Solution 2055 Portfolio - Initial Class | | |
| Voya Index Solution 2055 Portfolio - Service 2 Class | | |
| Voya Index Solution 2055 Portfolio - Service Class | | |
| Voya Index Solution Income Portfolio - Initial Class | | |
| Voya Index Solution Income Portfolio - Service 2 Class | | |
| Voya Index Solution Income Portfolio - Service Class | | |
| Voya Intermediate Bond Fund - Class A | | |
| Voya Intermediate Bond Portfolio - Class I | | |
| Voya Intermediate Bond Portfolio - Class S | | |
| Voya International High Dividend Low Volatility Portfolio - Adviser Class | | |
| Voya International High Dividend Low Volatility Portfolio - Initial Class | | |
| Voya International High Dividend Low Volatility Portfolio - Service Class | | |
| Voya International Index Portfolio - Class I | | |

## Appendix
Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Statement of Operations | Statements of Changes in Net Assets |
|---|---|---|
| Voya International Index Portfolio - Class S | For the year ended December 31, 2020 | For each of the two years in the period ended December 31, 2020 |
| Voya Large Cap Growth Portfolio - Adviser Class | | |
| Voya Large Cap Growth Portfolio - Institutional Class | | |
| Voya Large Cap Growth Portfolio - Service Class | | |
| Voya Large Cap Value Fund - Class A | | |
| Voya Large Cap Value Portfolio - Adviser Class | | |
| Voya Large Cap Value Portfolio - Institutional Class | | |
| Voya Large Cap Value Portfolio - Service Class | | |
| Voya Limited Maturity Bond Portfolio - Adviser Class | | |
| Voya MidCap Opportunities Portfolio - Class I | | |
| Voya MidCap Opportunities Portfolio - Class S | | |
| Voya Multi-Manager International Small Cap Fund - Class A | | |
| Voya Multi-Manager International Small Cap Fund - Class I | | |
| Voya Russell™ Large Cap Growth Index Portfolio - Class I | | |
| Voya Russell™ Large Cap Growth Index Portfolio - Class S | | |
| Voya Russell™ Large Cap Index Portfolio - Class I | | |
| Voya Russell™ Large Cap Index Portfolio - Class S | | |
| Voya Russell™ Large Cap Value Index Portfolio - Class I | | |
| Voya Russell™ Large Cap Value Index Portfolio - Class S | | |
| Voya Russell™ Mid Cap Growth Index Portfolio - Class S | | |
| Voya Russell™ Mid Cap Index Portfolio - Class I | | |
| Voya Russell™ Small Cap Index Portfolio - Class I | | |
| Voya Small Company Portfolio - Class I | | |
| Voya Small Company Portfolio - Class S | | |
| Voya SmallCap Opportunities Portfolio - Class I | | |
| Voya SmallCap Opportunities Portfolio - Class S | | |
| Voya Solution 2025 Portfolio - Adviser Class | | |
| Voya Solution 2025 Portfolio - Initial Class | | |
| Voya Solution 2025 Portfolio - Service 2 Class | | |
| Voya Solution 2025 Portfolio - Service Class | | |
| Voya Solution 2035 Portfolio - Adviser Class | | |
| Voya Solution 2035 Portfolio - Initial Class | | |
| Voya Solution 2035 Portfolio - Service 2 Class | | |
| Voya Solution 2035 Portfolio - Service Class | | |

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Statement of Operations | Statements of Changes in Net Assets |
|---|---|---|
| Voya Solution 2045 Portfolio - Adviser Class | For the year ended December 31, 2020 | For each of the two years in the period ended December 31, 2020 |
| Voya Solution 2045 Portfolio - Initial Class | | |
| Voya Solution 2045 Portfolio - Service 2 Class | | |
| Voya Solution 2045 Portfolio - Service Class | | |
| Voya Solution 2055 Portfolio - Initial Class | | |
| Voya Solution 2055 Portfolio - Service 2 Class | | |
| Voya Solution 2055 Portfolio - Service Class | | |
| Voya Solution Balanced Portfolio - Service Class | | |
| Voya Solution Income Portfolio - Adviser Class | | |
| Voya Solution Income Portfolio - Initial Class | | |
| Voya Solution Income Portfolio - Service 2 Class | | |
| Voya Solution Income Portfolio - Service Class | | |
| Voya Solution Moderately Conservative Portfolio - Service Class | | |
| Voya Strategic Allocation Conservative Portfolio - Class I | | |
| Voya Strategic Allocation Growth Portfolio - Class I | | |
| Voya Strategic Allocation Moderate Portfolio - Class I | | |
| Voya U.S. Bond Index Portfolio - Class I | | |
| Voya U.S. Stock Index Portfolio - Institutional Class | | |
| VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | | |
| VY® American Century Small-Mid Cap Value Portfolio - Initial Class | | |
| VY® American Century Small-Mid Cap Value Portfolio - Service Class | | |
| VY® Baron Growth Portfolio - Adviser Class | | |
| VY® Baron Growth Portfolio - Service Class | | |
| VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | | |
| VY® Clarion Global Real Estate Portfolio - Institutional Class | | |
| VY® Clarion Real Estate Portfolio - Adviser Class | | |
| VY® Clarion Real Estate Portfolio - Institutional Class | | |
| VY® Clarion Real Estate Portfolio - Service Class | | |
| VY® Columbia Contrarian Core Portfolio - Service Class | | |
| VY® Columbia Small Cap Value II Portfolio - Adviser Class | | |
| VY® Columbia Small Cap Value II Portfolio - Service Class | | |
| VY® Invesco Comstock Portfolio - Adviser Class | | |

## Appendix
Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Statement of Operations | Statements of Changes in Net Assets |
|---|---|---|
| VY® Invesco Comstock Portfolio - Service Class | For the year ended December 31, 2020 | For each of the two years in the period ended December 31, 2020 |
| VY® Invesco Equity and Income Portfolio - Adviser Class | | |
| VY® Invesco Equity and Income Portfolio - Initial Class | | |
| VY® Invesco Equity and Income Portfolio - Service Class | | |
| VY® Invesco Growth and Income Portfolio - Institutional Class | | |
| VY® Invesco Growth and Income Portfolio - Service Class | | |
| VY® Invesco Oppenheimer Global Portfolio - Adviser Class | | |
| VY® Invesco Oppenheimer Global Portfolio - Initial Class | | |
| VY® Invesco Oppenheimer Global Portfolio - Service Class | | |
| VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | | |
| VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | | |
| VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | | |
| VY® JPMorgan Mid Cap Value Portfolio - Initial Class | | |
| VY® JPMorgan Mid Cap Value Portfolio - Service Class | | |
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | | |
| VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | | |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | | |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | | |
| VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | | |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | | |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | | |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | | |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | | |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | | |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | | |
| VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | | |
| VY® T. Rowe Price Growth Equity Portfolio - Initial Class | | |
| VY® T. Rowe Price Growth Equity Portfolio - Service Class | | |
| VY® T. Rowe Price International Stock Portfolio - Adviser Class | | |
| VY® T. Rowe Price International Stock Portfolio - Service Class | | |

**Appendix**
Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity
Company (continued)

| Subaccounts | Statement of Operations | Statements of Changes in Net Assets |
|---|---|---|
| Wanger International<br>Wanger Select<br>Wanger USA<br>Washington Mutual Investors Fund℠ - Class R-3<br>Washington Mutual Investors Fund℠ - Class R-4<br>Wells Fargo Small Company Growth Fund - Administrator Class<br>Wells Fargo Special Small Cap Value Fund - Class A | For the year ended December 31, 2020 | For each of the two years in the period ended December 31, 2020 |
| Calvert US Large-Cap Core Responsible Index Fund - Class A | For the year ended December 31, 2020 | For the year ended December 31, 2020 and the period from June 4, 2019 (commencement of operations) through December 31, 2019 |
| Vanguard® Total Bond Market Index Fund - Admiral™ Shares<br>Vanguard® Total International Stock Index Fund - Admiral™ Shares | For the year ended December 31, 2020 | For the year ended December 31, 2020 and the period from July 19, 2019 (commencement of operations) through December 31, 2019 |
| Wells Fargo Small Company Value Fund - Class A | For the year ended December 31, 2020 | For the year ended December 31, 2020 and the period from September 20, 2019 (commencement of operations) through December 31, 2019 |
| Invesco Main Street Mid Cap Fund® - Class A | For the period from May 15, 2020 (commencement of operations) through December 31, 2020 | |
| MainStay CBRE Real Estate Fund - Class A | For the period from February 24, 2020 (commencement of operations) through December 31, 2020 | |
| USAA Precious Metals and Minerals Fund - Class A Shares | For the period from June 29, 2020 (commencement of operations) through December 31, 2020 | |
| Voya Index Solution 2065 Portfolio - Initial Class | For the period from August 24, 2020 (commencement of operations) through December 31, 2020 | |

**Appendix**

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

| Subaccounts | Statement of Operations | Statements of Changes in Net Assets |
|---|---|---|
| Voya Index Solution 2065 Portfolio - Service Class | For the period from October 22, 2020 (commencement of operations) through December 31, 2020 | |
| Voya Solution 2065 Portfolio - Service Class | For the period from August 12, 2020 (commencement of operations) through December 31, 2020 | |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | AB Relative Value Fund - Class A | | AB VPS Growth and Income Portfolio - Class A | | Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class | | Invesco Capital Appreciation Fund - Class A | | Invesco Floating Rate ESG Fund - Class R5 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 164 | $ | 653 | $ | 22,876 | $ | 83 | $ | 312 |
| Total assets | | 164 | | 653 | | 22,876 | | 83 | | 312 |
| Net assets | $ | 164 | $ | 653 | $ | 22,876 | $ | 83 | $ | 312 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 164 | $ | 653 | $ | 22,876 | $ | 83 | $ | 312 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | | — |
| Total net assets | $ | 164 | $ | 653 | $ | 22,876 | $ | 83 | $ | 312 |
| | | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 28,728 | | 22,541 | | 1,182,214 | | 1,135 | | 43,701 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 158 | $ | 657 | $ | 16,976 | $ | 64 | $ | 323 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

|  | Invesco Main Street Fund - Class A | Invesco Main Street Mid Cap Fund® - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco International Small-Mid Company Fund - Class Y |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,598 | $ 3,850 | $ 203 | $ 830 | $ 1,074 |
| Total assets | 1,598 | 3,850 | 203 | 830 | 1,074 |
| Net assets | $ 1,598 | $ 3,850 | $ 203 | $ 830 | $ 1,074 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,598 | $ 3,850 | $ 203 | $ 830 | $ 1,074 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 1,598 | $ 3,850 | $ 203 | $ 830 | $ 1,074 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 29,956 | 139,906 | 4,243 | 25,122 | 19,535 |
| | | | | | |
| Cost of mutual fund shares | $ 1,399 | $ 2,902 | $ 155 | $ 833 | $ 918 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Invesco Oppenheimer International Growth Fund - Class Y | Invesco Developing Markets Fund - Class A | Invesco Developing Markets Fund - Class Y | Invesco Endeavor Fund - Class A | Invesco Health Care Fund - Investor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 405 | $ 252,661 | $ 50,156 | $ 25 | $ 92 |
| Total assets | 405 | 252,661 | 50,156 | 25 | 92 |
| Net assets | $ 405 | $ 252,661 | $ 50,156 | $ 25 | $ 92 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 405 | $ 252,661 | $ 50,156 | $ 25 | $ 92 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 405 | $ 252,661 | $ 50,156 | $ 25 | $ 92 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 8,638 | 4,652,197 | 938,197 | 1,515 | 2,041 |
| | | | | | |
| Cost of mutual fund shares | $ 378 | $ 162,174 | $ 35,244 | $ 28 | $ 79 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

|  | Invesco International Bond Fund - Class A | Invesco High Yield Fund - Class R5 | Invesco American Value Fund - Class R5 | Invesco Energy Fund - Class R5 | Invesco Gold & Special Minerals Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 9 | $ 395 | $ 834 | $ 37 | $ 202 |
| Total assets | 9 | 395 | 834 | 37 | 202 |
| Net assets | $ 9 | $ 395 | $ 834 | $ 37 | $ 202 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9 | $ 395 | $ 834 | $ 37 | $ 202 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 9 | $ 395 | $ 834 | $ 37 | $ 202 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 1,506 | 99,144 | 23,700 | 2,961 | 7,210 |
| | | | | | |
| Cost of mutual fund shares | $ 8 | $ 382 | $ 746 | $ 50 | $ 133 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Invesco Small Cap Value Fund - Class A | Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I | Invesco Oppenheimer V.I. Global Fund - Series I | Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I | Invesco Oppenheimer V.I. Main Street Fund - Series I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 52 | $ 23 | $ 359 | $ 101 | $ 59 |
| Total assets | 52 | 23 | 359 | 101 | 59 |
| Net assets | $ 52 | $ 23 | $ 359 | $ 101 | $ 59 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 52 | $ — | $ 359 | $ 101 | $ — |
| Contracts in payout (annuitization) | — | 23 | — | — | 59 |
| Total net assets | $ 52 | $ 23 | $ 359 | $ 101 | $ 59 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 3,268 | 216 | 6,892 | 20,837 | 1,981 |
| | | | | | |
| Cost of mutual fund shares | $ 48 | $ 17 | $ 216 | $ 107 | $ 54 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I | Invesco V.I. American Franchise Fund - Series I | Invesco V.I. Core Equity Fund - Series I | Alger Responsible Investing Fund - Class A | Alger Capital Appreciation Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 30,180 | $ 45,196 | $ 32,553 | $ 12,770 | $ 189 |
| Total assets | 30,180 | 45,196 | 32,553 | 12,770 | 189 |
| Net assets | $ 30,180 | $ 45,196 | $ 32,553 | $ 12,770 | $ 189 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 30,180 | $ 44,995 | $ 32,252 | $ 12,770 | $ 189 |
| Contracts in payout (annuitization) | — | 201 | 301 | — | — |
| Total net assets | $ 30,180 | $ 45,196 | $ 32,553 | $ 12,770 | $ 189 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 1,100,671 | 507,249 | 1,069,767 | 888,049 | 5,743 |
| | | | | | |
| Cost of mutual fund shares | $ 25,838 | $ 32,585 | $ 34,303 | $ 10,420 | $ 156 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | AllianzGI Dividend Value Fund - Class A | | AllianzGI Large-Cap Value Fund - Institutional Class | | AllianzGI Small-Cap Value Fund - Class A | | Amana Growth Fund - Investor Class | | Amana Income Fund - Investor Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 179 | $ | 8 | $ | 23 | $ | 77,907 | $ | 77,421 |
| Total assets | | 179 | | 8 | | 23 | | 77,907 | | 77,421 |
| Net assets | $ | 179 | $ | 8 | $ | 23 | $ | 77,907 | $ | 77,421 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 179 | $ | 8 | $ | 23 | $ | 77,907 | $ | 77,421 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | | — |
| Total net assets | $ | 179 | $ | 8 | $ | 23 | $ | 77,907 | $ | 77,421 |
| | | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 16,046 | | 269 | | 1,738 | | 1,386,003 | | 1,372,477 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 208 | $ | 5 | $ | 24 | $ | 52,118 | $ | 63,998 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | American Balanced Fund® - Class R-3 | | American Beacon Small Cap Value Fund - Investor Class | | Inflation- Adjusted Bond Fund - Investor Class | | American Century Investments® Disciplined Core Value Fund - A Class | | American Funds® Fundamental Investors® - Class R-3 |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | |
| at fair value | $ | 1,826 | $ | 97 | $ | 35,705 | $ | 11,886 | $ | 1,054 |
| Total assets | | 1,826 | | 97 | | 35,705 | | 11,886 | | 1,054 |
| Net assets | $ | 1,826 | $ | 97 | $ | 35,705 | $ | 11,886 | $ | 1,054 |
| | | | | | | | | | |
| **Net assets** | | | | | | | | | |
| Accumulation units | $ | 1,826 | $ | 97 | $ | 35,705 | $ | 11,886 | $ | 1,054 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | | — |
| Total net assets | $ | 1,826 | $ | 97 | $ | 35,705 | $ | 11,886 | $ | 1,054 |
| | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 60,822 | | 4,052 | | 2,822,550 | | 319,518 | | 15,282 |
| | | | | | | | | | |
| Cost of mutual fund shares | $ | 1,631 | $ | 87 | $ | 33,266 | $ | 11,644 | $ | 919 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | American Funds® Fundamental Investors® - Class R-4 | | American Mutual Fund® - Class R-4 | | AMG Managers Fairpointe Mid Cap Fund - Class N | | Ariel Appreciation Fund - Investor Class | | Ariel Fund - Investor Class |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | |
| at fair value | $ | 127,998 | $ | 1,951 | $ | 20,180 | $ | 97 | $ | 9,371 |
| Total assets | | 127,998 | | 1,951 | | 20,180 | | 97 | | 9,371 |
| Net assets | $ | 127,998 | $ | 1,951 | $ | 20,180 | $ | 97 | $ | 9,371 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | |
| Accumulation units | $ | 127,998 | $ | 1,951 | $ | 20,180 | $ | 97 | $ | 9,371 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | | — |
| Total net assets | $ | 127,998 | $ | 1,951 | $ | 20,180 | $ | 97 | $ | 9,371 |
| | | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 1,855,855 | | 43,911 | | 597,923 | | 2,243 | | 138,619 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 102,920 | $ | 1,756 | $ | 22,635 | $ | 96 | $ | 9,044 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Artisan International Fund - Investor Shares | | BlackRock Equity Dividend Fund - Investor A Shares | | BlackRock Health Sciences Opportunities Portfolio - Institutional Shares | | BlackRock Health Sciences Opportunities Portfolio - Investor A Shares | | BlackRock Mid Cap Dividend Fund - Institutional Shares | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 10,829 | $ | 1,066 | $ | 11,225 | $ | 35,936 | $ | 308 |
| Total assets | | 10,829 | | 1,066 | | 11,225 | | 35,936 | | 308 |
| Net assets | $ | 10,829 | $ | 1,066 | $ | 11,225 | $ | 35,936 | $ | 308 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 10,829 | $ | 1,066 | $ | 11,225 | $ | 35,936 | $ | 308 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | | — |
| Total net assets | $ | 10,829 | $ | 1,066 | $ | 11,225 | $ | 35,936 | $ | 308 |
| | | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 312,889 | | 52,787 | | 143,879 | | 486,671 | | 15,409 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 9,550 | $ | 1,104 | $ | 9,452 | $ | 28,476 | $ | 279 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | BlackRock Mid Cap Dividend Fund - Investor A Shares | | Bond Fund of America[SM] - Class R-4 | | Calvert US Large-Cap Core Responsible Index Fund - Class A | | Calvert VP SRI Balanced Portfolio | | Capital Income Builder® - Class R-4 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 14,194 | $ | 25,934 | $ | 16 | $ | 59,393 | $ | 7,663 |
| Total assets | | 14,194 | | 25,934 | | 16 | | 59,393 | | 7,663 |
| Net assets | $ | 14,194 | $ | 25,934 | $ | 16 | $ | 59,393 | $ | 7,663 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 14,194 | $ | 25,934 | $ | 16 | $ | 59,126 | $ | 7,663 |
| Contracts in payout (annuitization) | | — | | — | | — | | 267 | | — |
| Total net assets | $ | 14,194 | $ | 25,934 | $ | 16 | $ | 59,393 | $ | 7,663 |
| | | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 749,443 | | 1,880,661 | | 486 | | 23,568,586 | | 121,649 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 13,407 | $ | 25,340 | $ | 13 | $ | 49,154 | $ | 7,360 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Capital World Growth & Income Fund$^{SM}$ - Class R-3 | Cohen & Steers Real Estate Securities Fund, Inc. - Class A | Cohen & Steers Realty Shares, Inc. | Columbia$^{SM}$ Acorn® Fund - Class A Shares | Columbia Select Mid Cap Value Fund - Class A Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 670 | $ 1,706 | $ 8,660 | $ 94 | $ 6,276 |
| Total assets | 670 | 1,706 | 8,660 | 94 | 6,276 |
| Net assets | $ 670 | $ 1,706 | $ 8,660 | $ 94 | $ 6,276 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 670 | $ 1,706 | $ 8,660 | $ 94 | $ 6,276 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 670 | $ 1,706 | $ 8,660 | $ 94 | $ 6,276 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 11,370 | 111,217 | 141,902 | 7,391 | 541,927 |
| | | | | | |
| Cost of mutual fund shares | $ 534 | $ 1,699 | $ 9,136 | $ 99 | $ 6,179 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Columbia Select Mid Cap Value Fund - Institutional Class | CRM Mid Cap Value Fund - Investor Shares | Davis Financial Fund - Class Y | Delaware Small Cap Value Fund - Class A | Delaware Smid Cap Growth Fund - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 3 | $ 60 | $ 63 | $ 2,553 | $ 34,304 |
| Total assets | 3 | 60 | 63 | 2,553 | 34,304 |
| Net assets | $ 3 | $ 60 | $ 63 | $ 2,553 | $ 34,304 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3 | $ 60 | $ 63 | $ 2,553 | $ 34,304 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 3 | $ 60 | $ 63 | $ 2,553 | $ 34,304 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 227 | 2,605 | 1,386 | 42,718 | 531,271 |
| | | | | | |
| Cost of mutual fund shares | $ 3 | $ 51 | $ 66 | $ 2,396 | $ 17,388 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | DWS Small Cap Growth Fund - Class S | DWS Equity 500 Index Fund - Class S | DFA Emerging Markets Core Equity Portfolio - Institutional Class | DFA Inflation- Protected Securities Portfolio - Institutional Class | DFA U.S. Targeted Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 24 | $ 1,085 | $ 3,121 | $ 2,430 | $ 20,147 |
| Total assets | 24 | 1,085 | 3,121 | 2,430 | 20,147 |
| Net assets | $ 24 | $ 1,085 | $ 3,121 | $ 2,430 | $ 20,147 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 24 | $ 1,085 | $ 3,121 | $ 2,430 | $ 20,147 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 24 | $ 1,085 | $ 3,121 | $ 2,430 | $ 20,147 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 609 | 5,768 | 128,594 | 183,560 | 854,069 |
| | | | | | |
| Cost of mutual fund shares | $ 18 | $ 1,153 | $ 2,700 | $ 2,281 | $ 19,079 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | Eaton Vance Large-Cap Value Fund - Class R Shares | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 178 | $ 158 | $ 1 | $ 3,147 | $ 357,550 |
| Total assets | 178 | 158 | 1 | 3,147 | 357,550 |
| Net assets | $ 178 | $ 158 | $ 1 | $ 3,147 | $ 357,550 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 178 | $ 158 | $ 1 | $ 3,147 | $ 357,550 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 178 | $ 158 | $ 1 | $ 3,147 | $ 357,550 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 4,076 | 821 | 57 | 46,461 | 5,270,496 |
| | | | | | |
| Cost of mutual fund shares | $ 163 | $ 152 | $ 1 | $ 2,310 | $ 230,809 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Federated Hermes International Leaders Fund - Institutional Shares | Fidelity Advisor® New Insights Fund - Class I | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 24 | $ 2,220 | $ 1,504,973 | $ 348,862 | $ 17,022 |
| Total assets | 24 | 2,220 | 1,504,973 | 348,862 | 17,022 |
| Net assets | $ 24 | $ 2,220 | $ 1,504,973 | $ 348,862 | $ 17,022 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 24 | $ 2,220 | $ 1,496,409 | $ 348,862 | $ 17,022 |
| Contracts in payout (annuitization) | — | — | 8,564 | — | — |
| Total net assets | $ 24 | $ 2,220 | $ 1,504,973 | $ 348,862 | $ 17,022 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 573 | 58,907 | 31,242,945 | 938,835 | 998,926 |
| | | | | | |
| Cost of mutual fund shares | $ 20 | $ 1,913 | $ 908,978 | $ 184,006 | $ 15,449 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Franklin Mutual Global Discovery Fund - Class R |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 241,153 | $ 529,088 | $ 8,739 | $ 27,873 | $ 944 |
| Total assets | 241,153 | 529,088 | 8,739 | 27,873 | 944 |
| Net assets | $ 241,153 | $ 529,088 | $ 8,739 | $ 27,873 | $ 944 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 238,629 | $ 528,031 | $ 8,717 | $ 27,873 | $ 944 |
| Contracts in payout (annuitization) | 2,524 | 1,057 | 22 | — | — |
| Total net assets | $ 241,153 | $ 529,088 | $ 8,739 | $ 27,873 | $ 944 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 10,090,065 | 5,136,775 | 1,645,670 | 1,051,015 | 34,074 |
| | | | | | |
| Cost of mutual fund shares | $ 216,599 | $ 288,047 | $ 8,787 | $ 21,530 | $ 1,006 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Franklin Biotechnology Discovery Fund - Advisor Class | Franklin Natural Resources Fund - Advisor Class | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value VIP Fund - Class 2 | Goldman Sachs Growth Opportunities Fund - Investor Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 462 | $ 22 | $ 254 | $ 105,930 | $ 107 |
| Total assets | 462 | 22 | 254 | 105,930 | 107 |
| Net assets | $ 462 | $ 22 | $ 254 | $ 105,930 | $ 107 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 462 | $ 22 | $ 254 | $ 104,756 | $ 107 |
| Contracts in payout (annuitization) | — | — | — | 1,174 | — |
| Total net assets | $ 462 | $ 22 | $ 254 | $ 105,930 | $ 107 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 2,597 | 1,222 | 5,429 | 7,305,525 | 5,840 |
| | | | | | |
| Cost of mutual fund shares | $ 401 | $ 15 | $ 204 | $ 121,196 | $ 103 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Growth Fund of America® - Class R-3 | | Growth Fund of America® - Class R-4 | | The Hartford Capital Appreciation Fund - Class R4 | | The Hartford Dividend And Growth Fund - Class R4 | | The Hartford International Opportunities Fund - Class R4 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 10,019 | $ | 586,093 | $ | — | $ | 4 | $ | 2,386 |
| Total assets | $ | 10,019 | $ | 586,093 | $ | — | $ | 4 | $ | 2,386 |
| Net assets | $ | 10,019 | $ | 586,093 | $ | — | $ | 4 | $ | 2,386 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 10,019 | $ | 586,093 | $ | — | $ | 4 | $ | 2,386 |
| Contracts in payout (annuitization) | $ | — | $ | — | $ | — | $ | — | $ | — |
| Total net assets | $ | 10,019 | $ | 586,093 | $ | — | $ | 4 | $ | 2,386 |
| | | | | | | | | | | |
| Total number of mutual fund shares (whole number) | $ | 151,712 | $ | 8,768,598 | $ | 2 | $ | 155 | $ | 117,069 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 7,032 | $ | 356,300 | $ | — | $ | 4 | $ | 1,969 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Income Fund of America® - Class R-3 | Ivy Science and Technology Fund - Class Y | Janus Henderson Balanced Portfolio - Institutional Shares | Janus Henderson Enterprise Portfolio - Institutional Shares | Janus Henderson Flexible Bond Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 748 | $ 33,598 | $ 177 | $ 356 | $ 14 |
| Total assets | 748 | 33,598 | 177 | 356 | 14 |
| Net assets | $ 748 | $ 33,598 | $ 177 | $ 356 | $ 14 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 748 | $ 33,598 | $ 177 | $ 356 | $ 14 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 748 | $ 33,598 | $ 177 | $ 356 | $ 14 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 31,868 | 349,728 | 4,069 | 3,779 | 1,083 |
| | | | | | |
| Cost of mutual fund shares | $ 713 | $ 26,725 | $ 121 | $ 243 | $ 13 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Janus Henderson Global Research Portfolio - Institutional Shares | Janus Henderson Research Portfolio - Institutional Shares | JPMorgan Equity Income Fund - Class I Shares | JPMorgan Government Bond Fund - Class I Shares | Lazard International Equity Portfolio - Open Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 78 | $ 83 | $ 9,304 | $ 6,559 | $ 1,173 |
| Total assets | 78 | 83 | 9,304 | 6,559 | 1,173 |
| Net assets | $ 78 | $ 83 | $ 9,304 | $ 6,559 | $ 1,173 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 78 | $ 83 | $ 9,304 | $ 6,559 | $ 1,173 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 78 | $ 83 | $ 9,304 | $ 6,559 | $ 1,173 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 1,231 | 1,681 | 471,550 | 581,951 | 57,876 |
| | | | | | |
| Cost of mutual fund shares | $ 49 | $ 57 | $ 8,282 | $ 6,532 | $ 1,015 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | ClearBridge Aggressive Growth Fund - Class I | LKCM Aquinas Catholic Equity Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Loomis Sayles Limited Term Government and Agency Fund - Class Y | Lord Abbett Developing Growth Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 464 | $ 54 | $ 9,957 | $ 1,129 | $ 229 |
| Total assets | 464 | 54 | 9,957 | 1,129 | 229 |
| Net assets | $ 464 | $ 54 | $ 9,957 | $ 1,129 | $ 229 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 464 | $ 54 | $ 9,957 | $ 1,129 | $ 229 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 464 | $ 54 | $ 9,957 | $ 1,129 | $ 229 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 2,265 | 3,085 | 385,790 | 97,693 | 7,492 |
| | | | | | |
| Cost of mutual fund shares | $ 480 | $ 51 | $ 11,513 | $ 1,121 | $ 174 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Short Duration Income Fund - Class R4 | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett Small Cap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 27 | $ 8,592 | $ 491 | $ 255 | $ 136 |
| Total assets | 27 | 8,592 | 491 | 255 | 136 |
| Net assets | $ 27 | $ 8,592 | $ 491 | $ 255 | $ 136 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 27 | $ 8,592 | $ 491 | $ 255 | $ 136 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 27 | $ 8,592 | $ 491 | $ 255 | $ 136 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 2,421 | 2,035,901 | 16,921 | 17,374 | 11,274 |
| | | | | | |
| Cost of mutual fund shares | $ 27 | $ 8,524 | $ 455 | $ 275 | $ 138 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC | MainStay CBRE Real Estate Fund - Class A | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class I Shares | Metropolitan West Total Return Bond Fund - Class M Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 61,685 | $ 631 | $ 142 | $ 32,327 | $ 27,357 |
| Total assets | 61,685 | 631 | 142 | 32,327 | 27,357 |
| Net assets | $ 61,685 | $ 631 | $ 142 | $ 32,327 | $ 27,357 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 61,243 | $ 631 | $ 142 | $ 32,327 | $ 27,357 |
| Contracts in payout (annuitization) | 442 | — | — | — | — |
| Total net assets | $ 61,685 | $ 631 | $ 142 | $ 32,327 | $ 27,357 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 2,560,603 | 60,602 | 3,781 | 2,891,505 | 2,446,980 |
| | | | | | |
| Cost of mutual fund shares | $ 54,108 | $ 720 | $ 110 | $ 31,301 | $ 26,637 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | MFS® International Intrinsic Value Fund - Class R3 | MFS® New Discovery Fund - Class R3 | Neuberger Berman Genesis Fund - Trust Class Shares | Neuberger Berman Sustainable Equity Fund - Institutional Class Shares | Neuberger Berman Sustainable Equity Fund - Trust Class Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 674 | $ 573 | $ 639 | $ 5,342 | $ 15,890 |
| Total assets | 674 | 573 | 639 | 5,342 | 15,890 |
| Net assets | $ 674 | $ 573 | $ 639 | $ 5,342 | $ 15,890 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 674 | $ 573 | $ 639 | $ 5,342 | $ 15,890 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 674 | $ 573 | $ 639 | $ 5,342 | $ 15,890 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 13,149 | 15,869 | 9,085 | 126,625 | 374,860 |
| | | | | | |
| Cost of mutual fund shares | $ 595 | $ 452 | $ 520 | $ 4,721 | $ 13,699 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | New World Fund® - Class R-4 | Nuveen Global Infrastructure Fund - Class I | Parnassus Core Equity Fund$^{SM}$ - Investor Shares | Pax Sustainable Allocation Fund - Investor Class |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Investments in mutual funds | | | | | | |
| at fair value | $ 1,548 | $ 328,125 | $ 657 | $ 1,863 | $ 47,420 | $ 44,694 |
| Total assets | 1,548 | 328,125 | 657 | 1,863 | 47,420 | 44,694 |
| Net assets | $ 1,548 | $ 328,125 | $ 657 | $ 1,863 | $ 47,420 | $ 44,694 |
| | | | | | | |
| **Net assets** | | | | | | |
| Accumulation units | $ 1,548 | $ 328,125 | $ 657 | $ 1,863 | $ 47,420 | $ 44,694 |
| Contracts in payout (annuitization) | — | — | — | — | — | — |
| Total net assets | $ 1,548 | $ 328,125 | $ 657 | $ 1,863 | $ 47,420 | $ 44,694 |
| | | | | | | |
| Total number of mutual fund shares (whole number) | 26,299 | 5,511,928 | 7,519 | 170,445 | 883,876 | 1,695,529 |
| | | | | | | |
| Cost of mutual fund shares | $ 1,141 | $ 216,286 | $ 506 | $ 1,820 | $ 37,742 | $ 39,501 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | | PIMCO VIT Real Return Portfolio - Administrative Class | | Pioneer Equity Income Fund - Class Y Shares | | Pioneer High Yield Fund - Class A Shares | |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Investments in mutual funds | | | | | | | | |
| at fair value | $ | 1,752 | $ | 79,381 | $ | 4,510 | $ | 423 |
| Total assets | | 1,752 | | 79,381 | | 4,510 | | 423 |
| Net assets | $ | 1,752 | $ | 79,381 | $ | 4,510 | $ | 423 |
| | | | | | | | | |
| **Net assets** | | | | | | | | |
| Accumulation units | $ | 1,752 | $ | 79,381 | $ | 4,510 | $ | 423 |
| Contracts in payout (annuitization) | | — | | — | | — | | — |
| Total net assets | $ | 1,752 | $ | 79,381 | $ | 4,510 | $ | 423 |
| | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 303,087 | | 5,702,671 | | 124,117 | | 44,402 |
| | | | | | | | | |
| Cost of mutual fund shares | $ | 1,720 | $ | 74,484 | $ | 4,272 | $ | 422 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Pioneer Strategic Income Fund - Class A Shares | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | PGIM Jennison Utility Fund - Class Z | Columbia Large Cap Value Fund - Advisor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 838 | $ 5 | $ 14,436 | $ 157 | $ 10,251 |
| Total assets | 838 | 5 | 14,436 | 157 | 10,251 |
| Net assets | $ 838 | $ 5 | $ 14,436 | $ 157 | $ 10,251 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 838 | $ 5 | $ 14,436 | $ 157 | $ 10,251 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 838 | $ 5 | $ 14,436 | $ 157 | $ 10,251 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 73,352 | 309 | 1,552,310 | 9,766 | 696,861 |
| | | | | | |
| Cost of mutual fund shares | $ 789 | $ 5 | $ 14,397 | $ 143 | $ 9,672 |

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Royce Total Return Fund - Service Class | Ave Maria Rising Dividend Fund | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Large-Cap Growth Fund - I Class | T. Rowe Price Mid-Cap Value Fund - R Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 10 | $ 5,036 | $ 37,661 | $ 63,468 | $ 239 |
| Total assets | 10 | 5,036 | 37,661 | 63,468 | 239 |
| Net assets | $ 10 | $ 5,036 | $ 37,661 | $ 63,468 | $ 239 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10 | $ 5,036 | $ 37,661 | $ 63,468 | $ 239 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 10 | $ 5,036 | $ 37,661 | $ 63,468 | $ 239 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 1,031 | 260,376 | 477,449 | 1,036,892 | 8,252 |
| | | | | | |
| Cost of mutual fund shares | $ 11 | $ 4,743 | $ 25,062 | $ 39,318 | $ 224 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | T. Rowe Price Value Fund - Advisor Class | TCW Total Return Bond Fund - Class N | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 481 | $ 12,825 | $ 360 | $ 19,065 | $ 85,763 |
| Total assets | 481 | 12,825 | 360 | 19,065 | 85,763 |
| Net assets | $ 481 | $ 12,825 | $ 360 | $ 19,065 | $ 85,763 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 481 | $ 12,825 | $ 360 | $ 19,065 | $ 85,763 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 481 | $ 12,825 | $ 360 | $ 19,065 | $ 85,763 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 11,948 | 1,194,106 | 50,465 | 1,955,394 | 8,751,340 |
| | | | | | |
| Cost of mutual fund shares | $ 416 | $ 12,535 | $ 358 | $ 22,762 | $ 107,585 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Third Avenue Real Estate Value Fund - Institutional Class | | Touchstone Value Fund - Institutional Class | | USAA Precious Metals and Minerals Fund - Class A Shares | | Vanguard® Total Bond Market Index Fund - Admiral™ Shares | | Vanguard® Total International Stock Index Fund - Admiral™ Shares | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 57 | $ | 19,391 | $ | 22,035 | $ | 129 | $ | 87 |
| Total assets | | 57 | | 19,391 | | 22,035 | | 129 | | 87 |
| Net assets | $ | 57 | $ | 19,391 | $ | 22,035 | $ | 129 | $ | 87 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 57 | $ | 19,391 | $ | 22,035 | $ | 129 | $ | 87 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | | — |
| Total net assets | $ | 57 | $ | 19,391 | $ | 22,035 | $ | 129 | $ | 87 |
| | | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 2,470 | | 1,997,016 | | 1,062,952 | | 11,059 | | 2,691 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 68 | $ | 18,743 | $ | 21,504 | $ | 126 | $ | 75 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio | Victory Integrity Small-Cap Value Fund - Class Y | Victory Sycamore Established Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 125 | $ 198 | $ 72 | $ 35 | $ 7,864 |
| Total assets | 125 | 198 | 72 | 35 | 7,864 |
| Net assets | $ 125 | $ 198 | $ 72 | $ 35 | $ 7,864 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 125 | $ 198 | $ 72 | $ 35 | $ 7,864 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 125 | $ 198 | $ 72 | $ 35 | $ 7,864 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 9,131 | 8,593 | 2,932 | 981 | 192,333 |
| | | | | | |
| Cost of mutual fund shares | $ 126 | $ 182 | $ 60 | $ 27 | $ 7,378 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Victory Sycamore Small Company Opportunity Fund - Class R | Voya Balanced Portfolio - Class I | Voya Large Cap Value Fund - Class A | Voya Floating Rate Fund - Class A | Voya GNMA Income Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 9 | $ 220,908 | $ 67 | $ 589 | $ 3,729 |
| Total assets | 9 | 220,908 | 67 | 589 | 3,729 |
| Net assets | $ 9 | $ 220,908 | $ 67 | $ 589 | $ 3,729 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9 | $ 208,648 | $ 67 | $ 589 | $ 3,729 |
| Contracts in payout (annuitization) | — | 12,260 | — | — | — |
| Total net assets | $ 9 | $ 220,908 | $ 67 | $ 589 | $ 3,729 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 208 | 13,445,381 | 5,988 | 65,611 | 435,176 |
| | | | | | |
| Cost of mutual fund shares | $ 9 | $ 163,638 | $ 67 | $ 595 | $ 3,668 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Voya Intermediate Bond Fund - Class A | Voya Intermediate Bond Portfolio - Class I | Voya Intermediate Bond Portfolio - Class S | Voya Global Perspectives® Portfolio - Class I | Voya High Yield Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 818 | $ 485,083 | $ 2,118 | $ 4,981 | $ 23 |
| Total assets | 818 | 485,083 | 2,118 | 4,981 | 23 |
| Net assets | $ 818 | $ 485,083 | $ 2,118 | $ 4,981 | $ 23 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 818 | $ 472,835 | $ 2,118 | $ 4,981 | $ 23 |
| Contracts in payout (annuitization) | — | 12,248 | — | — | — |
| Total net assets | $ 818 | $ 485,083 | $ 2,118 | $ 4,981 | $ 23 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 76,816 | 36,390,303 | 159,970 | 407,292 | 2,338 |
| | | | | | |
| Cost of mutual fund shares | $ 789 | $ 472,105 | $ 2,056 | $ 4,585 | $ 23 |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Voya High Yield Portfolio - Institutional Class | Voya High Yield Portfolio - Service Class | Voya Large Cap Growth Portfolio - Adviser Class | Voya Large Cap Growth Portfolio - Institutional Class | Voya Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 101,601 | $ 366 | $ 96 | $ 708,598 | $ 7,438 |
| Total assets | 101,601 | 366 | 96 | 708,598 | 7,438 |
| Net assets | $ 101,601 | $ 366 | $ 96 | $ 708,598 | $ 7,438 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 100,732 | $ 366 | $ 96 | $ 707,485 | $ 7,438 |
| Contracts in payout (annuitization) | 869 | — | — | 1,113 | — |
| Total net assets | $ 101,601 | $ 366 | $ 96 | $ 708,598 | $ 7,438 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 10,190,631 | 36,737 | 4,678 | 30,943,152 | 336,541 |
| | | | | | |
| Cost of mutual fund shares | $ 99,818 | $ 355 | $ 81 | $ 582,803 | $ 6,324 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

|  | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Institutional Class | Voya Large Cap Value Portfolio - Service Class | Voya Limited Maturity Bond Portfolio - Adviser Class | Voya U.S. Stock Index Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 15 | $ 283,899 | $ 1,338 | $ 5 | $ 42,300 |
| Total assets | 15 | 283,899 | 1,338 | 5 | 42,300 |
| Net assets | $ 15 | $ 283,899 | $ 1,338 | $ 5 | $ 42,300 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 15 | $ 281,315 | $ 1,338 | $ 5 | $ 42,300 |
| Contracts in payout (annuitization) | — | 2,584 | — | — | — |
| Total net assets | $ 15 | $ 283,899 | $ 1,338 | $ 5 | $ 42,300 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 1,301 | 24,794,683 | 118,959 | 504 | 2,233,358 |
| | | | | | |
| Cost of mutual fund shares | $ 14 | $ 283,791 | $ 1,355 | $ 5 | $ 34,303 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | VY® Clarion Global Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Adviser Class | VY® Clarion Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 11 | $ 60,878 | $ 36 | $ 1,243 | $ 35,429 |
| Total assets | 11 | 60,878 | 36 | 1,243 | 35,429 |
| Net assets | $ 11 | $ 60,878 | $ 36 | $ 1,243 | $ 35,429 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 11 | $ 60,878 | $ 36 | $ — | $ 35,429 |
| Contracts in payout (annuitization) | — | — | — | 1,243 | — |
| Total net assets | $ 11 | $ 60,878 | $ 36 | $ 1,243 | $ 35,429 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 1,107 | 5,770,420 | 1,240 | 40,252 | 1,147,688 |
| | | | | | |
| Cost of mutual fund shares | $ 10 | $ 65,631 | $ 43 | $ 1,333 | $ 37,815 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | VY® Invesco Growth and Income Portfolio - Institutional Class | | VY® Invesco Growth and Income Portfolio - Service Class | | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | | VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 29,975 | $ | 25,845 | $ | 128 | $ | 18,412 | $ | 32,983 |
| Total assets | | 29,975 | | 25,845 | | 128 | | 18,412 | | 32,983 |
| Net assets | $ | 29,975 | $ | 25,845 | $ | 128 | $ | 18,412 | $ | 32,983 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 29,975 | $ | 25,845 | $ | 128 | $ | 18,412 | $ | 32,983 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | | — |
| Total net assets | $ | 29,975 | $ | 25,845 | $ | 128 | $ | 18,412 | $ | 32,983 |
| | | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 1,436,980 | | 1,223,706 | | 4,938 | | 667,812 | | 1,205,524 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 32,520 | $ | 28,948 | $ | 88 | $ | 12,421 | $ | 23,853 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Assets and Liabilities
**December 31, 2020**
*(Dollars in thousands)*

| | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3 | $ 56,972 | $ 41,406 | $ 471 | $ 497,984 |
| Total assets | 3 | 56,972 | 41,406 | 471 | 497,984 |
| Net assets | $ 3 | $ 56,972 | $ 41,406 | $ 471 | $ 497,984 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3 | $ 56,972 | $ 41,406 | $ 471 | $ 497,984 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 3 | $ 56,972 | $ 41,406 | $ 471 | $ 497,984 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 177 | 3,015,980 | 2,232,127 | 15,740 | 15,739,069 |
| | | | | | |
| Cost of mutual fund shares | $ 2 | $ 55,488 | $ 40,521 | $ 407 | $ 431,868 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | VY® T. Rowe Price Equity Income Portfolio - Adviser Class | VY® T. Rowe Price Equity Income Portfolio - Service Class | VY® T. Rowe Price International Stock Portfolio - Adviser Class | VY® T. Rowe Price International Stock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,169,756 | $ 746 | $ 97,378 | $ 108 | $ 9,191 |
| Total assets | 1,169,756 | 746 | 97,378 | 108 | 9,191 |
| Net assets | $ 1,169,756 | $ 746 | $ 97,378 | $ 108 | $ 9,191 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,169,756 | $ 746 | $ 96,900 | $ 108 | $ 9,191 |
| Contracts in payout (annuitization) | — | — | 478 | — | — |
| Total net assets | $ 1,169,756 | $ 746 | $ 97,378 | $ 108 | $ 9,191 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 36,970,791 | 78,806 | 9,886,071 | 6,087 | 518,078 |
| | | | | | |
| Cost of mutual fund shares | $ 994,487 | $ 873 | $ 124,094 | $ 80 | $ 7,544 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Voya Government Money Market Portfolio - Class I | Voya Multi-Manager International Small Cap Fund - Class A | Voya Multi-Manager International Small Cap Fund - Class I | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 334,139 | $ 270 | $ 1,595 | $ 149 | $ 72,287 |
| Total assets | 334,139 | 270 | 1,595 | 149 | 72,287 |
| Net assets | $ 334,139 | $ 270 | $ 1,595 | $ 149 | $ 72,287 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 333,111 | $ 270 | $ 1,595 | $ 149 | $ 71,184 |
| Contracts in payout (annuitization) | 1,028 | — | — | — | 1,103 |
| Total net assets | $ 334,139 | $ 270 | $ 1,595 | $ 149 | $ 72,287 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 334,139,469 | 4,358 | 25,860 | 13,167 | 6,291,283 |
| | | | | | |
| Cost of mutual fund shares | $ 334,139 | $ 229 | $ 1,359 | $ 140 | $ 68,614 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Voya Global Bond Portfolio - Service Class | Voya Index Solution 2025 Portfolio - Initial Class | Voya Index Solution 2025 Portfolio - Service 2 Class | Voya Index Solution 2025 Portfolio - Service Class | Voya Index Solution 2035 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 654 | $ 7,023 | $ 2,167 | $ 10,089 | $ 9,524 |
| Total assets | 654 | 7,023 | 2,167 | 10,089 | 9,524 |
| Net assets | $ 654 | $ 7,023 | $ 2,167 | $ 10,089 | $ 9,524 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 646 | $ 7,023 | $ 2,167 | $ 10,089 | $ 9,524 |
| Contracts in payout (annuitization) | 8 | — | — | — | — |
| Total net assets | $ 654 | $ 7,023 | $ 2,167 | $ 10,089 | $ 9,524 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 57,013 | 566,390 | 180,248 | 822,942 | 728,697 |
| | | | | | |
| Cost of mutual fund shares | $ 623 | $ 6,345 | $ 1,930 | $ 9,008 | $ 8,393 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Voya Index Solution 2035 Portfolio - Service 2 Class | Voya Index Solution 2035 Portfolio - Service Class | Voya Index Solution 2045 Portfolio - Initial Class | Voya Index Solution 2045 Portfolio - Service 2 Class | Voya Index Solution 2045 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,571 | $ 8,622 | $ 7,236 | $ 3,378 | $ 6,804 |
| Total assets | 2,571 | 8,622 | 7,236 | 3,378 | 6,804 |
| Net assets | $ 2,571 | $ 8,622 | $ 7,236 | $ 3,378 | $ 6,804 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,571 | $ 8,622 | $ 7,236 | $ 3,378 | $ 6,804 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 2,571 | $ 8,622 | $ 7,236 | $ 3,378 | $ 6,804 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 203,085 | 668,391 | 523,977 | 253,583 | 501,047 |
| | | | | | |
| Cost of mutual fund shares | $ 2,213 | $ 7,376 | $ 6,319 | $ 2,868 | $ 5,692 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Voya Index Solution 2055 Portfolio - Initial Class | Voya Index Solution 2055 Portfolio - Service 2 Class | Voya Index Solution 2055 Portfolio - Service Class | Voya Index Solution 2065 Portfolio - Initial Class | Voya Index Solution 2065 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 3,342 | $ 2,277 | $ 5,148 | $ 4 | $ 9 |
| Total assets | 3,342 | 2,277 | 5,148 | 4 | 9 |
| Net assets | $ 3,342 | $ 2,277 | $ 5,148 | $ 4 | $ 9 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3,342 | $ 2,277 | $ 5,148 | $ 4 | $ 9 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 3,342 | $ 2,277 | $ 5,148 | $ 4 | $ 9 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 186,192 | 129,808 | 290,681 | 316 | 789 |
| | | | | | |
| Cost of mutual fund shares | $ 2,957 | $ 1,905 | $ 4,411 | $ 3 | $ 9 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Voya Index Solution Income Portfolio - Initial Class | Voya Index Solution Income Portfolio - Service 2 Class | Voya Index Solution Income Portfolio - Service Class | Voya International High Dividend Low Volatility Portfolio - Adviser Class | Voya International High Dividend Low Volatility Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,077 | $ 780 | $ 1,234 | $ 169 | $ 66,331 |
| Total assets | 1,077 | 780 | 1,234 | 169 | 66,331 |
| Net assets | $ 1,077 | $ 780 | $ 1,234 | $ 169 | $ 66,331 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,077 | $ 780 | $ 1,234 | $ 169 | $ 65,292 |
| Contracts in payout (annuitization) | — | — | — | — | 1,039 |
| Total net assets | $ 1,077 | $ 780 | $ 1,234 | $ 169 | $ 66,331 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 93,038 | 69,628 | 107,658 | 17,882 | 6,952,899 |
| | | | | | |
| Cost of mutual fund shares | $ 1,016 | $ 701 | $ 1,137 | $ 193 | $ 72,778 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Voya International High Dividend Low Volatility Portfolio - Service Class | Voya Solution 2025 Portfolio - Adviser Class | Voya Solution 2025 Portfolio - Initial Class | Voya Solution 2025 Portfolio - Service 2 Class | Voya Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 54 | $ 287 | $ 14,803 | $ 5,546 | $ 146,667 |
| Total assets | 54 | 287 | 14,803 | 5,546 | 146,667 |
| Net assets | $ 54 | $ 287 | $ 14,803 | $ 5,546 | $ 146,667 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 54 | $ 287 | $ 14,803 | $ 5,546 | $ 146,667 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 54 | $ 287 | $ 14,803 | $ 5,546 | $ 146,667 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 5,714 | 23,672 | 1,184,237 | 463,348 | 11,885,523 |
| | | | | | |
| Cost of mutual fund shares | $ 66 | $ 264 | $ 13,513 | $ 5,104 | $ 136,082 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Voya Solution 2035 Portfolio - Adviser Class | Voya Solution 2035 Portfolio - Initial Class | Voya Solution 2035 Portfolio - Service 2 Class | Voya Solution 2035 Portfolio - Service Class | Voya Solution 2045 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 376 | $ 14,901 | $ 9,833 | $ 170,550 | $ 20 |
| Total assets | 376 | 14,901 | 9,833 | 170,550 | 20 |
| Net assets | $ 376 | $ 14,901 | $ 9,833 | $ 170,550 | $ 20 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 376 | $ 14,901 | $ 9,833 | $ 170,550 | $ 20 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 376 | $ 14,901 | $ 9,833 | $ 170,550 | $ 20 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 30,832 | 1,183,524 | 827,683 | 13,720,800 | 1,632 |
| | | | | | |
| Cost of mutual fund shares | $ 343 | $ 13,822 | $ 9,024 | $ 159,847 | $ 18 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Voya Solution 2045 Portfolio - Initial Class | Voya Solution 2045 Portfolio - Service 2 Class | Voya Solution 2045 Portfolio - Service Class | Voya Solution 2055 Portfolio - Initial Class | Voya Solution 2055 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 11,145 | $ 4,330 | $ 126,807 | $ 6,151 | $ 1,207 |
| Total assets | 11,145 | 4,330 | 126,807 | 6,151 | 1,207 |
| Net assets | $ 11,145 | $ 4,330 | $ 126,807 | $ 6,151 | $ 1,207 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 11,145 | $ 4,330 | $ 126,807 | $ 6,151 | $ 1,207 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 11,145 | $ 4,330 | $ 126,807 | $ 6,151 | $ 1,207 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 876,208 | 356,691 | 10,144,527 | 400,208 | 79,993 |
| | | | | | |
| Cost of mutual fund shares | $ 10,238 | $ 3,953 | $ 116,229 | $ 5,477 | $ 1,067 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Voya Solution 2055 Portfolio - Service Class | Voya Solution 2065 Portfolio - Service Class | Voya Solution Balanced Portfolio - Service Class | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 39,566 | $ 353 | $ 6,601 | $ 461 | $ 11,849 |
| Total assets | 39,566 | 353 | 6,601 | 461 | 11,849 |
| Net assets | $ 39,566 | $ 353 | $ 6,601 | $ 461 | $ 11,849 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 39,566 | $ 353 | $ 6,601 | $ 461 | $ 11,849 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 39,566 | $ 353 | $ 6,601 | $ 461 | $ 11,849 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 2,611,633 | 30,535 | 635,342 | 35,989 | 902,406 |
| | | | | | |
| Cost of mutual fund shares | $ 34,744 | $ 334 | $ 6,082 | $ 402 | $ 10,747 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Voya Solution Income Portfolio - Service 2 Class | | Voya Solution Income Portfolio - Service Class | | Voya Solution Moderately Conservative Portfolio - Service Class | | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | | VY® American Century Small-Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 3,245 | $ | 37,924 | $ | 8,319 | $ | 35 | $ 33,478 |
| Total assets | | 3,245 | | 37,924 | | 8,319 | | 35 | 33,478 |
| Net assets | $ | 3,245 | $ | 37,924 | $ | 8,319 | $ | 35 | $ 33,478 |
| | | | | | | | | | |
| **Net assets** | | | | | | | | | |
| Accumulation units | $ | 3,245 | $ | 37,924 | $ | 8,319 | $ | 35 | $ 33,478 |
| Contracts in payout (annuitization) | | — | | — | | — | | — | — |
| Total net assets | $ | 3,245 | $ | 37,924 | $ | 8,319 | $ | 35 | $ 33,478 |
| | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 255,526 | | 2,910,518 | | 762,519 | | 3,066 | 2,753,086 |
| | | | | | | | | | |
| Cost of mutual fund shares | $ | 2,888 | $ | 33,337 | $ | 7,523 | $ | 34 | $ 32,779 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | VY® American Century Small-Mid Cap Value Portfolio - Service Class | | VY® Baron Growth Portfolio - Adviser Class | | VY® Baron Growth Portfolio - Service Class | | VY® Columbia Contrarian Core Portfolio - Service Class | | VY® Columbia Small Cap Value II Portfolio - Adviser Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 62,126 | $ | 377 | $ | 183,870 | $ | 14,233 | $ | 153 |
| Total assets | | 62,126 | | 377 | | 183,870 | | 14,233 | | 153 |
| Net assets | $ | 62,126 | $ | 377 | $ | 183,870 | $ | 14,233 | $ | 153 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 61,507 | $ | 377 | $ | 182,733 | $ | 14,147 | $ | 153 |
| Contracts in payout (annuitization) | | 619 | | — | | 1,137 | | 86 | | — |
| Total net assets | $ | 62,126 | $ | 377 | $ | 183,870 | $ | 14,233 | $ | 153 |
| | | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 5,198,802 | | 14,494 | | 6,373,294 | | 703,199 | | 9,802 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 60,721 | $ | 299 | $ | 164,963 | $ | 13,801 | $ | 136 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | VY® Columbia Small Cap Value II Portfolio - Service Class | VY® Invesco Comstock Portfolio - Adviser Class | VY® Invesco Comstock Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Adviser Class | VY® Invesco Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 6,279 | $ 238 | $ 53,452 | $ 1,591 | $ 276,337 |
| Total assets | 6,279 | 238 | 53,452 | 1,591 | 276,337 |
| Net assets | $ 6,279 | $ 238 | $ 53,452 | $ 1,591 | $ 276,337 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6,279 | $ 238 | $ 52,599 | $ 1,591 | $ 274,254 |
| Contracts in payout (annuitization) | — | — | 853 | — | 2,083 |
| Total net assets | $ 6,279 | $ 238 | $ 53,452 | $ 1,591 | $ 276,337 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 387,596 | 14,818 | 3,293,380 | 35,606 | 6,074,672 |
| | | | | | |
| Cost of mutual fund shares | $ 6,426 | $ 238 | $ 52,625 | $ 1,581 | $ 271,886 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | VY® Invesco Equity and Income Portfolio - Service Class | VY® Invesco Oppenheimer Global Portfolio - Adviser Class | VY® Invesco Oppenheimer Global Portfolio - Initial Class | VY® Invesco Oppenheimer Global Portfolio - Service Class | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,000 | $ 286 | $ 681,765 | $ 2,249 | $ 202 |
| Total assets | 1,000 | 286 | 681,765 | 2,249 | 202 |
| Net assets | $ 1,000 | $ 286 | $ 681,765 | $ 2,249 | $ 202 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,000 | $ 286 | $ 678,170 | $ 2,249 | $ 202 |
| Contracts in payout (annuitization) | — | — | 3,595 | — | — |
| Total net assets | $ 1,000 | $ 286 | $ 681,765 | $ 2,249 | $ 202 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 22,150 | 12,776 | 28,754,320 | 99,682 | 13,045 |
| | | | | | |
| Cost of mutual fund shares | $ 958 | $ 226 | $ 466,446 | $ 1,815 | $ 222 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | VY® JPMorgan Mid Cap Value Portfolio - Initial Class | VY® JPMorgan Mid Cap Value Portfolio - Service Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 18,652 | $ 52,345 | $ 454 | $ 610,289 | $ 1,388 |
| Total assets | 18,652 | 52,345 | 454 | 610,289 | 1,388 |
| Net assets | $ 18,652 | $ 52,345 | $ 454 | $ 610,289 | $ 1,388 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 18,652 | $ 51,424 | $ 454 | $ 607,942 | $ 1,388 |
| Contracts in payout (annuitization) | — | 921 | — | 2,347 | — |
| Total net assets | $ 18,652 | $ 52,345 | $ 454 | $ 610,289 | $ 1,388 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 1,159,211 | 3,298,376 | 34,525 | 40,150,576 | 96,365 |
| | | | | | |
| Cost of mutual fund shares | $ 21,598 | $ 60,659 | $ 354 | $ 427,559 | $ 1,073 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | VY® T. Rowe Price Growth Equity Portfolio - Initial Class | VY® T. Rowe Price Growth Equity Portfolio - Service Class | Voya Corporate Leaders 100 Fund - Class I | Voya Strategic Allocation Conservative Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,262 | $ 713,552 | $ 3,493 | $ 9,533 | $ 33,734 |
| Total assets | 1,262 | 713,552 | 3,493 | 9,533 | 33,734 |
| Net assets | $ 1,262 | $ 713,552 | $ 3,493 | $ 9,533 | $ 33,734 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,262 | $ 711,466 | $ 3,493 | $ 9,533 | $ 33,342 |
| Contracts in payout (annuitization) | — | 2,086 | — | — | 392 |
| Total net assets | $ 1,262 | $ 713,552 | $ 3,493 | $ 9,533 | $ 33,734 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 13,457 | 6,652,541 | 34,692 | 493,950 | 2,508,122 |
| | | | | | |
| Cost of mutual fund shares | $ 1,074 | $ 557,267 | $ 2,870 | $ 10,125 | $ 31,345 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Voya Strategic Allocation Growth Portfolio - Class I | Voya Strategic Allocation Moderate Portfolio - Class I | Voya Growth and Income Portfolio - Class A | Voya Growth and Income Portfolio - Class I | Voya Growth and Income Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 78,267 | $ 63,521 | $ 1,587 | $ 1,261,656 | $ 298 |
| Total assets | 78,267 | 63,521 | 1,587 | 1,261,656 | 298 |
| Net assets | $ 78,267 | $ 63,521 | $ 1,587 | $ 1,261,656 | $ 298 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 77,576 | $ 62,222 | $ 1,587 | $ 1,197,914 | $ 298 |
| Contracts in payout (annuitization) | 691 | 1,299 | — | 63,742 | — |
| Total net assets | $ 78,267 | $ 63,521 | $ 1,587 | $ 1,261,656 | $ 298 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 4,953,580 | 4,176,288 | 54,168 | 42,195,855 | 10,181 |
| | | | | | |
| Cost of mutual fund shares | $ 61,647 | $ 53,114 | $ 1,504 | $ 1,178,016 | $ 286 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Voya Global High Dividend Low Volatility Portfolio - Class I | | Voya Global High Dividend Low Volatility Portfolio - Class S | | Voya Index Plus LargeCap Portfolio - Class I | | Voya Index Plus LargeCap Portfolio - Class S | | Voya Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | |
| at fair value | $ | 75,550 | $ | 10,150 | $ | 405,124 | $ | 130 | $ 298,527 |
| Total assets | | 75,550 | | 10,150 | | 405,124 | | 130 | 298,527 |
| Net assets | $ | 75,550 | $ | 10,150 | $ | 405,124 | $ | 130 | $ 298,527 |
| | | | | | | | | | |
| **Net assets** | | | | | | | | | |
| Accumulation units | $ | 74,557 | $ | 10,150 | $ | 400,748 | $ | 130 | $ 297,284 |
| Contracts in payout (annuitization) | | 993 | | — | | 4,376 | | — | 1,243 |
| Total net assets | $ | 75,550 | $ | 10,150 | $ | 405,124 | $ | 130 | $ 298,527 |
| | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 7,236,594 | | 967,585 | | 13,765,666 | | 4,477 | 14,386,857 |
| | | | | | | | | | |
| Cost of mutual fund shares | $ | 69,562 | $ | 9,347 | $ | 271,225 | $ | 111 | $ 282,848 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Voya Index Plus MidCap Portfolio - Class S | | Voya Index Plus SmallCap Portfolio - Class I | | Voya Index Plus SmallCap Portfolio - Class S | | Voya International Index Portfolio - Class I | | Voya International Index Portfolio - Class S | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 43 | $ | 126,192 | $ | 146 | $ | 45,069 | $ | 11 |
| Total assets | | 43 | | 126,192 | | 146 | | 45,069 | | 11 |
| Net assets | $ | 43 | $ | 126,192 | $ | 146 | $ | 45,069 | $ | 11 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 43 | $ | 125,333 | $ | 146 | $ | 44,720 | $ | 11 |
| Contracts in payout (annuitization) | | — | | 859 | | — | | 349 | | — |
| Total net assets | $ | 43 | $ | 126,192 | $ | 146 | $ | 45,069 | $ | 11 |
| | | | | | | | | | | |
| Total number of mutual fund shares (whole number) | | 2,117 | | 5,899,560 | | 6,924 | | 4,063,943 | | 955 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 41 | $ | 121,147 | $ | 150 | $ | 39,316 | $ | 9 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Voya Russell™ Large Cap Growth Index Portfolio - Class I | Voya Russell™ Large Cap Growth Index Portfolio - Class S | Voya Russell™ Large Cap Index Portfolio - Class I | Voya Russell™ Large Cap Index Portfolio - Class S | Voya Russell™ Large Cap Value Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 140,664 | $ 3,572 | $ 229,256 | $ 540 | $ 493 |
| Total assets | 140,664 | 3,572 | 229,256 | 540 | 493 |
| Net assets | $ 140,664 | $ 3,572 | $ 229,256 | $ 540 | $ 493 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 137,781 | $ 3,572 | $ 229,256 | $ — | $ 493 |
| Contracts in payout (annuitization) | 2,883 | — | — | 540 | — |
| Total net assets | $ 140,664 | $ 3,572 | $ 229,256 | $ 540 | $ 493 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 2,500,691 | 63,999 | 8,021,539 | 19,039 | 20,959 |
| | | | | | |
| Cost of mutual fund shares | $ 90,754 | $ 2,223 | $ 155,790 | $ 327 | $ 456 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Voya Russell™ Large Cap Value Index Portfolio - Class S | Voya Russell™ Mid Cap Growth Index Portfolio - Class S | Voya Russell™ Mid Cap Index Portfolio - Class I | Voya Russell™ Small Cap Index Portfolio - Class I | Voya Small Company Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 19,713 | $ 25,054 | $ 204,187 | $ 108,900 | $ 140,744 |
| Total assets | 19,713 | 25,054 | 204,187 | 108,900 | 140,744 |
| Net assets | $ 19,713 | $ 25,054 | $ 204,187 | $ 108,900 | $ 140,744 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 19,713 | $ 25,054 | $ 204,187 | $ 108,900 | $ 138,834 |
| Contracts in payout (annuitization) | — | — | — | — | 1,910 |
| Total net assets | $ 19,713 | $ 25,054 | $ 204,187 | $ 108,900 | $ 140,744 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 846,771 | 559,741 | 15,421,948 | 6,994,236 | 7,570,930 |
| | | | | | |
| Cost of mutual fund shares | $ 17,946 | $ 17,982 | $ 205,384 | $ 96,121 | $ 143,585 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Voya Small Company Portfolio - Class S | Voya U.S. Bond Index Portfolio - Class I | Voya MidCap Opportunities Portfolio - Class I | Voya MidCap Opportunities Portfolio - Class S | Voya SmallCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 130 | $ 31,403 | $ 352,229 | $ 1,247 | $ 75,202 |
| Total assets | 130 | 31,403 | 352,229 | 1,247 | 75,202 |
| Net assets | $ 130 | $ 31,403 | $ 352,229 | $ 1,247 | $ 75,202 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 130 | $ 31,403 | $ 352,229 | $ 1,247 | $ 75,202 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 130 | $ 31,403 | $ 352,229 | $ 1,247 | $ 75,202 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 7,247 | 2,774,122 | 18,998,303 | 72,879 | 2,641,431 |
| | | | | | |
| Cost of mutual fund shares | $ 122 | $ 30,503 | $ 252,927 | $ 901 | $ 66,546 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2020**
*(Dollars in thousands)*

| | Voya SmallCap Opportunities Portfolio - Class S | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund$^{SM}$ - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 58 | $ 41,580 | $ 68,206 | $ 102,087 | $ 1,031 |
| Total assets | 58 | 41,580 | 68,206 | 102,087 | 1,031 |
| Net assets | $ 58 | $ 41,580 | $ 68,206 | $ 102,087 | $ 1,031 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 58 | $ 41,580 | $ 68,206 | $ 102,087 | $ 1,031 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 58 | $ 41,580 | $ 68,206 | $ 102,087 | $ 1,031 |
| | | | | | |
| Total number of mutual fund shares (whole number) | 2,242 | 1,483,407 | 3,340,135 | 4,144,831 | 20,758 |
| | | | | | |
| Cost of mutual fund shares | $ 45 | $ 39,400 | $ 60,915 | $ 94,818 | $ 924 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2020
*(Dollars in thousands)*

| | Washington Mutual Investors Fund<sup>SM</sup> - Class R-4 | Wells Fargo Small Company Growth Fund - Administrator Class | Wells Fargo Small Company Value Fund - Class A | Wells Fargo Special Small Cap Value Fund - Class A |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in mutual funds at fair value | $ 233,109 | $ 9,387 | $ 131 | $ 106,929 |
| Total assets | 233,109 | 9,387 | 131 | 106,929 |
| Net assets | $ 233,109 | $ 9,387 | $ 131 | $ 106,929 |
| | | | | |
| **Net assets** | | | | |
| Accumulation units | $ 233,109 | $ 9,387 | $ 131 | $ 106,929 |
| Contracts in payout (annuitization) | — | — | — | — |
| Total net assets | $ 233,109 | $ 9,387 | $ 131 | $ 106,929 |
| | | | | |
| Total number of mutual fund shares (whole number) | 4,675,275 | 157,529 | 4,576 | 3,012,922 |
| | | | | |
| Cost of mutual fund shares | $ 187,022 | $ 8,668 | $ 117 | $ 83,651 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | AB Relative Value Fund - Class A | AB VPS Growth and Income Portfolio - Class A | Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class | Invesco Capital Appreciation Fund - Class A | Invesco Floating Rate ESG Fund - Class R5 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 2 | $ 10 | $ 56 | $ — | $ 14 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 1 | 7 | — | 1 | 3 |
| Total expenses | 1 | 7 | — | 1 | 3 |
| Net investment income (loss) | 1 | 3 | 56 | (1) | 11 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | (11) | 248 | 1 | (8) |
| Capital gains distributions | — | 32 | — | 3 | — |
| Total realized gain (loss) on investments and capital gains distributions | — | 21 | 248 | 4 | (8) |
| Net unrealized appreciation (depreciation) of investments | 3 | (15) | 3,967 | 19 | (2) |
| Net realized and unrealized gain (loss) on investments | 3 | 6 | 4,215 | 23 | (10) |
| Net increase (decrease) in net assets resulting from operations | $ 4 | $ 9 | $ 4,271 | $ 22 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

| | Invesco Main Street Fund - Class A | Invesco Main Street Mid Cap Fund® - Class A | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 13 | $ — | $ 8 | $ — | $ 9 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 16 | 22 | 12 | 1 | 6 |
| Total expenses | 16 | 22 | 12 | 1 | 6 |
| Net investment income (loss) | (3) | (22) | (4) | (1) | 3 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (37) | 83 | (1,457) | — | 3 |
| Capital gains distributions | 36 | — | 92 | 24 | 84 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1) | 83 | (1,365) | 24 | 87 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 217 | 948 | 643 | 48 | 12 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 216 | 1,031 | (722) | 72 | 99 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 213 | $ 1,009 | $ (726) | $ 71 | $ 102 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Invesco International Small-Mid Company Fund - Class Y | Invesco Oppenheimer International Growth Fund - Class Y | Invesco Developing Markets Fund - Class A | Invesco Developing Markets Fund - Class Y | Invesco Endeavor Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ — | $ 111 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | 9 | 9 | 2,299 | 197 | — |
| Total expenses | 9 | 9 | 2,299 | 197 | — |
| Net investment income (loss) | (9) | (9) | (2,299) | (86) | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 13 | 144 | 12,195 | 1,814 | — |
| Capital gains distributions | 81 | 52 | — | — | 2 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 94 | 196 | 12,195 | 1,814 | 2 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 124 | (55) | 23,974 | 4,985 | (2) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 218 | 141 | 36,169 | 6,799 | — |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 209 | $ 132 | $ 33,870 | $ 6,713 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Invesco Health Care Fund - Investor Class | Invesco International Bond Fund - Class A | Invesco High Yield Fund - Class R5 | Invesco American Value Fund - Class R5 | Invesco Energy Fund - Class R5 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 1 | $ 51 | $ 4 | $ 1 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 1 | — | 9 | 11 | — |
| Total expenses | 1 | — | 9 | 11 | — |
| Net investment income (loss) | (1) | 1 | 42 | (7) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | (3) | (36) | (112) | (10) |
| Capital gains distributions | 6 | — | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 12 | (3) | (36) | (112) | (10) |
| Net unrealized appreciation (depreciation) of investments | — | — | 9 | 106 | (3) |
| Net realized and unrealized gain (loss) on investments | 12 | (3) | (27) | (6) | (13) |
| Net increase (decrease) in net assets resulting from operations | $ 11 | $ (2) | $ 15 | $ (13) | $ (12) |

*The accompanying notes are an integral part of these financial statements.*

| | Invesco Gold & Special Minerals Fund - Class A | Invesco Small Cap Value Fund - Class A | Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I | Invesco Oppenheimer V.I. Global Fund - Series I | Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 3 | $ — | $ — | $ 2 | $ 6 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 1 | — | — | 3 | 1 |
| Total expenses | 1 | — | — | 3 | 1 |
| Net investment income (loss) | 2 | — | — | (1) | 5 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | (1) | — | 3 | — |
| Capital gains distributions | — | — | 2 | 11 | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1 | (1) | 2 | 14 | — |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 48 | 6 | 5 | 61 | (2) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 49 | 5 | 7 | 75 | (2) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 51 | $ 5 | $ 7 | $ 74 | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

| | Invesco Oppenheimer V.I. Main Street Fund - Series I | Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I | Invesco V.I. American Franchise Fund - Series I | Invesco V.I. Core Equity Fund - Series I | Alger Responsible Investing Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1 | $ 158 | $ 27 | $ 398 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | 1 | 215 | 380 | 313 | 97 |
| Total expenses | 1 | 215 | 380 | 313 | 97 |
| Net investment income (loss) | — | (57) | (353) | 85 | (97) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | (593) | 2,280 | 889 | 260 |
| Capital gains distributions | 5 | 358 | 2,784 | 6,860 | 853 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 8 | (235) | 5,064 | 7,749 | 1,113 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2) | 5,058 | 8,038 | (4,234) | 1,874 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 6 | 4,823 | 13,102 | 3,515 | 2,987 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 6 | $ 4,766 | $ 12,749 | $ 3,600 | $ 2,890 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Alger Capital Appreciation Fund - Class A | AllianzGI Dividend Value Fund - Class A | AllianzGI Large-Cap Value Fund - Institutional Class | AllianzGI Small-Cap Value Fund - Class A | Amana Growth Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 3 | $ — | $ — | $ 166 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 1 | 2 | — | — | 608 |
| Total expenses | 1 | 2 | — | — | 608 |
| Net investment income (loss) | (1) | 1 | — | — | (442) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | (29) | — | — | 3,018 |
| Capital gains distributions | 25 | — | — | — | 3,860 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 28 | (29) | — | — | 6,878 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 26 | 14 | — | (2) | 12,229 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 54 | (15) | — | (2) | 19,107 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 53 | $ (14) | $ — | $ (2) | $ 18,665 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Amana Income Fund - Investor Class | American Balanced Fund® - Class R-3 | American Beacon Small Cap Value Fund - Investor Class | Inflation-Adjusted Bond Fund - Investor Class | American Century Investments® Disciplined Core Value Fund - A Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 834 | $ 20 | $ 1 | $ 383 | $ 181 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 685 | 11 | 1 | 305 | 129 |
| Total expenses | 685 | 11 | 1 | 305 | 129 |
| Net investment income (loss) | 149 | 9 | — | 78 | 52 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2,560 | 44 | (48) | 141 | 28 |
| Capital gains distributions | 3,964 | 55 | — | — | 1,493 |
| Total realized gain (loss) on investments and capital gains distributions | 6,524 | 99 | (48) | 141 | 1,521 |
| Net unrealized appreciation (depreciation) of investments | 1,965 | 38 | 35 | 2,518 | (478) |
| Net realized and unrealized gain (loss) on investments | 8,489 | 137 | (13) | 2,659 | 1,043 |
| Net increase (decrease) in net assets resulting from operations | $ 8,638 | $ 146 | $ (13) | $ 2,737 | $ 1,095 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | American Funds® Fundamental Investors® - Class R-3 | American Funds® Fundamental Investors® - Class R-4 | American Mutual Fund® - Class R-4 | AMG Managers Fairpointe Mid Cap Fund - Class N | Ariel Appreciation Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 13 | $ 1,903 | $ 52 | $ 14 | $ 1 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 4 | 1,041 | 28 | 160 | 1 |
| Total expenses | 4 | 1,041 | 28 | 160 | 1 |
| Net investment income (loss) | 9 | 862 | 24 | (146) | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (17) | 3,308 | 77 | (1,191) | (17) |
| Capital gains distributions | 12 | 1,501 | — | 1,068 | 8 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (5) | 4,809 | 77 | (123) | (9) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 84 | 10,090 | (15) | 519 | 6 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 79 | 14,899 | 62 | 396 | (3) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 88 | $ 15,761 | $ 86 | $ 250 | $ (3) |

*The accompanying notes are an integral part of these financial statements.*

| | Ariel Fund - Investor Class | Artisan International Fund - Investor Shares | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Health Sciences Opportunities Portfolio - Institutional Shares | BlackRock Health Sciences Opportunities Portfolio - Investor A Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 28 | $ 23 | $ 16 | $ 18 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | 80 | 104 | 7 | 104 | 310 |
| Total expenses | 80 | 104 | 7 | 104 | 310 |
| Net investment income (loss) | (52) | (81) | 9 | (86) | (310) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (220) | 52 | (20) | 334 | 1,385 |
| Capital gains distributions | 446 | 322 | 45 | 446 | 1,481 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 226 | 374 | 25 | 780 | 2,866 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 297 | 326 | 2 | 957 | 2,962 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 523 | 700 | 27 | 1,737 | 5,828 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 471 | $ 619 | $ 36 | $ 1,651 | $ 5,518 |

*The accompanying notes are an integral part of these financial statements.*

| | BlackRock Mid Cap Dividend Fund - Institutional Shares | BlackRock Mid Cap Dividend Fund - Investor A Shares | Bond Fund of America[SM] - Class R-4 | Calvert US Large-Cap Core Responsible Index Fund - Class A | Calvert VP SRI Balanced Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 4 | $ 163 | $ 390 | $ — | $ 818 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 2 | 134 | 196 | — | 567 |
| Total expenses | 2 | 134 | 196 | — | 567 |
| Net investment income (loss) | 2 | 29 | 194 | — | 251 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (6) | (227) | 416 | — | 1,338 |
| Capital gains distributions | 3 | 135 | 791 | — | 1,688 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (3) | (92) | 1,207 | — | 3,026 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 24 | 651 | 378 | 2 | 4,034 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 21 | 559 | 1,585 | 2 | 7,060 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 23 | $ 588 | $ 1,779 | $ 2 | $ 7,311 |

*The accompanying notes are an integral part of these financial statements.*

| | Capital Income Builder® - Class R-4 | Capital World Growth & Income Fund^SM - Class R-3 | Cohen & Steers Real Estate Securities Fund, Inc. - Class A | Cohen & Steers Realty Shares, Inc. | Columbia^SM Acorn® Fund - Class A Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 244 | $ 7 | $ 46 | $ 232 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | 68 | 3 | 16 | 91 | 1 |
| Total expenses | 68 | 3 | 16 | 91 | 1 |
| Net investment income (loss) | 176 | 4 | 30 | 141 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 7 | 6 | (103) | (502) | (1) |
| Capital gains distributions | — | — | 32 | 205 | 14 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 7 | 6 | (71) | (297) | 13 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 60 | 70 | 9 | (413) | 7 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 67 | 76 | (62) | (710) | 20 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 243 | $ 80 | $ (32) | $ (569) | $ 19 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Columbia<sup>SM</sup> Acorn® Fund - Institutional Class | Columbia Select Mid Cap Value Fund - Class A Shares | Columbia Select Mid Cap Value Fund - Institutional Class | CRM Mid Cap Value Fund - Investor Shares | Davis Financial Fund - Class Y |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 42 | $ — | $ — | $ 1 |
| Expenses: | | | | | |
| Mortality and expense risk charges | — | 52 | — | 1 | 1 |
| Total expenses | — | 52 | — | 1 | 1 |
| Net investment income (loss) | — | (10) | — | (1) | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | (553) | — | (6) | (6) |
| Capital gains distributions | — | 154 | — | 1 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | — | (399) | — | (5) | (4) |
| Net unrealized appreciation (depreciation) of investments | 1 | 628 | — | 3 | (2) |
| Net realized and unrealized gain (loss) on investments | 1 | 229 | — | (2) | (6) |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 219 | $ — | $ (3) | $ (6) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Delaware Small Cap Value Fund - Class A | Delaware Smid Cap Growth Fund - Institutional Class | DWS Small Cap Growth Fund - Class S | DWS Equity 500 Index Fund - Class S | DFA Emerging Markets Core Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 17 | $ — | $ — | $ 14 | $ 52 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 17 | — | — | 9 | — |
| Total expenses | 17 | — | — | 9 | — |
| Net investment income (loss) | — | — | — | 5 | 52 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (326) | 405 | (3) | (4) | 19 |
| Capital gains distributions | — | 1,807 | — | 175 | — |
| Total realized gain (loss) on investments and capital gains distributions | (326) | 2,212 | (3) | 171 | 19 |
| Net unrealized appreciation (depreciation) of investments | 177 | 14,128 | 7 | (24) | 318 |
| Net realized and unrealized gain (loss) on investments | (149) | 16,340 | 4 | 147 | 337 |
| Net increase (decrease) in net assets resulting from operations | $ (149) | $ 16,340 | $ 4 | $ 152 | $ 389 |

*The accompanying notes are an integral part of these financial statements.*

| | DFA Inflation-Protected Securities Portfolio - Institutional Class | DFA U.S. Targeted Value Portfolio - Institutional Class | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | Eaton Vance Large-Cap Value Fund - Class R Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 30 | $ 295 | $ 3 | $ 3 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | — | — | 2 | 2 | — |
| Total expenses | — | — | 2 | 2 | — |
| Net investment income (loss) | 30 | 295 | 1 | 1 | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 58 | (155) | — | (1) | — |
| Capital gains distributions | 8 | — | — | 8 | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 66 | (155) | — | 7 | — |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 116 | 937 | 1 | 5 | — |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 182 | 782 | 1 | 12 | — |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 212 | $ 1,077 | $ 2 | $ 13 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Federated Hermes International Leaders Fund - Institutional Shares | Fidelity Advisor® New Insights Fund - Class I | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 613 | $ — | $ — | $ 3,351 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 15 | 2,589 | — | 44 | 12,851 |
| Total expenses | 15 | 2,589 | — | 44 | 12,851 |
| Net investment income (loss) | (15) | (1,976) | — | (44) | (9,500) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 59 | 15,192 | 1 | 599 | 59,249 |
| Capital gains distributions | — | — | — | 173 | 6,992 |
| Total realized gain (loss) on investments and capital gains distributions | 59 | 15,192 | 1 | 772 | 66,241 |
| Net unrealized appreciation (depreciation) of investments | 549 | 55,351 | 3 | (1) | 300,569 |
| Net realized and unrealized gain (loss) on investments | 608 | 70,543 | 4 | 771 | 366,810 |
| Net increase (decrease) in net assets resulting from operations | $ 593 | $ 68,567 | $ 4 | $ 727 | $ 357,310 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 5,385 | $ 235 | $ 3,962 | $ 317 | $ 418 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 3,488 | 186 | 2,250 | 4,228 | 97 |
| Total expenses | 3,488 | 186 | 2,250 | 4,228 | 97 |
| Net investment income (loss) | 1,897 | 49 | 1,712 | (3,911) | 321 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 19,844 | (34) | 2,455 | 22,938 | (126) |
| Capital gains distributions | 1,037 | 207 | 10,376 | 40,514 | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 20,881 | 173 | 12,831 | 63,452 | (126) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 28,366 | 1,794 | (3,624) | 99,714 | (63) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 49,247 | 1,967 | 9,207 | 163,166 | (189) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 51,144 | $ 2,016 | $ 10,919 | $ 159,255 | $ 132 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Franklin Mutual Global Discovery Fund - Class R | Franklin Biotechnology Discovery Fund - Advisor Class | Franklin Natural Resources Fund - Advisor Class | Franklin Small-Mid Cap Growth Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 108 | $ 23 | $ — | $ 1 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | 262 | 5 | 4 | — | 2 |
| Total expenses | 262 | 5 | 4 | — | 2 |
| Net investment income (loss) | (154) | 18 | (4) | 1 | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1,780 | (16) | — | (11) | 9 |
| Capital gains distributions | 123 | 6 | 56 | — | 21 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,903 | (10) | 56 | (11) | 30 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,888 | (74) | 50 | 8 | 66 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 3,791 | (84) | 106 | (3) | 96 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3,637 | $ (66) | $ 102 | $ (2) | $ 94 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Franklin Small Cap Value VIP Fund - Class 2 | | Goldman Sachs Growth Opportunities Fund - Investor Shares | | Growth Fund of America® - Class R-3 | | Growth Fund of America® - Class R-4 | | The Hartford Capital Appreciation Fund - Class R4 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | | | | | | |
| Investment income: | | | | | | | | | | |
| Dividends | $ | 1,376 | $ | — | $ | — | $ | 1,228 | $ | — |
| Expenses: | | | | | | | | | | |
| Mortality and expense risk charges | | 866 | | 1 | | 57 | | 4,761 | | — |
| Total expenses | | 866 | | 1 | | 57 | | 4,761 | | — |
| Net investment income (loss) | | 510 | | (1) | | (57) | | (3,533) | | — |
| | | | | | | | | | | |
| **Realized and unrealized gain (loss)** | | | | | | | | | | |
| **on investments** | | | | | | | | | | |
| Net realized gain (loss) on investments | | (6,977) | | (2) | | 290 | | 30,714 | | — |
| Capital gains distributions | | 5,852 | | 19 | | 400 | | 23,001 | | — |
| Total realized gain (loss) on investments | | | | | | | | | | |
| and capital gains distributions | | (1,125) | | 17 | | 690 | | 53,715 | | — |
| Net unrealized appreciation | | | | | | | | | | |
| (depreciation) of investments | | 3,767 | | 11 | | 2,027 | | 111,103 | | — |
| Net realized and unrealized gain (loss) | | | | | | | | | | |
| on investments | | 2,642 | | 28 | | 2,717 | | 164,818 | | — |
| Net increase (decrease) in net assets | | | | | | | | | | |
| resulting from operations | $ | 3,152 | $ | 27 | $ | 2,660 | $ | 161,285 | $ | — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | The Hartford Dividend And Growth Fund - Class R4 | The Hartford International Opportunities Fund - Class R4 | Income Fund of America® - Class R-3 | Ivy Science and Technology Fund - Class Y | Janus Henderson Balanced Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 8 | $ 22 | $ — | $ 4 |
| Expenses: | | | | | |
| Mortality and expense risk charges | — | 17 | 5 | 267 | 2 |
| Total expenses | — | 17 | 5 | 267 | 2 |
| Net investment income (loss) | — | (9) | 17 | (267) | 2 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | (12) | 3 | 982 | 1 |
| Capital gains distributions | — | — | — | 2,477 | 2 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | — | (12) | 3 | 3,459 | 3 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | — | 417 | 8 | 5,456 | 16 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | — | 405 | 11 | 8,915 | 19 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ — | $ 396 | $ 28 | $ 8,648 | $ 21 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Janus Henderson Enterprise Portfolio - Institutional Shares | Janus Henderson Flexible Bond Portfolio - Institutional Shares | Janus Henderson Global Research Portfolio - Institutional Shares | Janus Henderson Research Portfolio - Institutional Shares | JPMorgan Equity Income Fund - Class I Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ 1 | $ — | $ 125 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 4 | — | 1 | 1 | 51 |
| Total expenses | 4 | — | 1 | 1 | 51 |
| Net investment income (loss) | (4) | — | — | (1) | 74 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 22 | — | 9 | 1 | 136 |
| Capital gains distributions | 20 | — | 3 | 6 | — |
| Total realized gain (loss) on investments and capital gains distributions | 42 | — | 12 | 7 | 136 |
| Net unrealized appreciation (depreciation) of investments | 12 | 1 | (1) | 14 | 680 |
| Net realized and unrealized gain (loss) on investments | 54 | 1 | 11 | 21 | 816 |
| Net increase (decrease) in net assets resulting from operations | $ 50 | $ 1 | $ 11 | $ 20 | $ 890 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | JPMorgan Government Bond Fund - Class I Shares | Lazard International Equity Portfolio - Open Shares | ClearBridge Aggressive Growth Fund - Class I | LKCM Aquinas Catholic Equity Fund | Loomis Sayles Small Cap Value Fund - Retail Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 89 | $ 9 | $ 2 | $ — | $ 22 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 41 | 11 | 4 | 1 | 84 |
| Total expenses | 41 | 11 | 4 | 1 | 84 |
| Net investment income (loss) | 48 | (2) | (2) | (1) | (62) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 135 | (26) | (11) | — | (782) |
| Capital gains distributions | 9 | — | 62 | 3 | 711 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 144 | (26) | 51 | 3 | (71) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 29 | 153 | 19 | 7 | 57 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 173 | 127 | 70 | 10 | (14) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 221 | $ 125 | $ 68 | $ 9 | $ (76) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Loomis Sayles Limited Term Government and Agency Fund - Class Y | Lord Abbett Developing Growth Fund - Class A | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Short Duration Income Fund - Class R4 | Lord Abbett Mid Cap Stock Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 13 | $ — | $ — | $ 217 | $ 6 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 12 | 1 | — | 75 | 4 |
| Total expenses | 12 | 1 | — | 75 | 4 |
| Net investment income (loss) | 1 | (1) | — | 142 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 9 | 6 | — | (32) | (17) |
| Capital gains distributions | — | 15 | 1 | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 9 | 21 | 1 | (32) | (17) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 7 | 53 | — | 30 | (131) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 16 | 74 | 1 | (2) | (148) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 17 | $ 73 | $ 1 | $ 140 | $ (146) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Lord Abbett Small Cap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC | MainStay CBRE Real Estate Fund - Class A | Mainstay Winslow Large Cap Growth Fund - Class R3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 3 | $ 2 | $ 603 | $ 12 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | 2 | 1 | 543 | 2 | — |
| Total expenses | 2 | 1 | 543 | 2 | — |
| Net investment income (loss) | 1 | 1 | 60 | 10 | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (52) | — | 3,880 | (21) | — |
| Capital gains distributions | — | — | — | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (52) | — | 3,880 | (21) | — |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 35 | 2 | (3,896) | (88) | — |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (17) | 2 | (16) | (109) | — |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (16) | $ 3 | $ 44 | $ (99) | $ — |

*The accompanying notes are an integral part of these financial statements.*

| | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class I Shares | Metropolitan West Total Return Bond Fund - Class M Shares | MFS® International Intrinsic Value Fund - Class R3 | MFS® New Discovery Fund - Class R3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 505 | $ 395 | $ 3 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | 1 | — | 217 | 13 | 4 |
| Total expenses | 1 | — | 217 | 13 | 4 |
| Net investment income (loss) | (1) | 505 | 178 | (10) | (4) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 12 | 90 | 280 | 189 | 3 |
| Capital gains distributions | 10 | 1,471 | 1,262 | 31 | 55 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 22 | 1,561 | 1,542 | 220 | 58 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 7 | 395 | 234 | (18) | 105 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 29 | 1,956 | 1,776 | 202 | 163 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 28 | $ 2,461 | $ 1,954 | $ 192 | $ 159 |

*The accompanying notes are an integral part of these financial statements.*

| | Neuberger Berman Genesis Fund - Trust Class Shares | Neuberger Berman Sustainable Equity Fund - Institutional Class Shares | Neuberger Berman Sustainable Equity Fund - Trust Class Shares | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 40 | $ 62 | $ — | $ 350 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 5 | — | 133 | 7 | 2,087 |
| Total expenses | 5 | — | 133 | 7 | 2,087 |
| Net investment income (loss) | (5) | 40 | (71) | (7) | (1,737) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4 | 41 | (103) | 41 | 6,262 |
| Capital gains distributions | 24 | 277 | 839 | 61 | 12,791 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 28 | 318 | 736 | 102 | 19,053 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 100 | 543 | 1,725 | 278 | 61,950 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 128 | 861 | 2,461 | 380 | 81,003 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 123 | $ 901 | $ 2,390 | $ 373 | $ 79,266 |

*The accompanying notes are an integral part of these financial statements.*

| | New World Fund® - Class R-4 | Nuveen Global Infrastructure Fund - Class I | Parnassus Core Equity Fund[SM] - Investor Shares | Pax Sustainable Allocation Fund - Investor Class | PIMCO CommodityRealReturn Strategy Fund® - Administrative Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1 | $ 23 | $ 266 | $ 433 | $ 23 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 9 | 23 | 320 | 420 | 14 |
| Total expenses | 9 | 23 | 320 | 420 | 14 |
| Net investment income (loss) | (8) | — | (54) | 13 | 9 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 90 | (28) | 788 | 204 | (120) |
| Capital gains distributions | — | 7 | 2,384 | 797 | — |
| Total realized gain (loss) on investments and capital gains distributions | 90 | (21) | 3,172 | 1,001 | (120) |
| Net unrealized appreciation (depreciation) of investments | 88 | (81) | 5,011 | 4,813 | 159 |
| Net realized and unrealized gain (loss) on investments | 178 | (102) | 8,183 | 5,814 | 39 |
| Net increase (decrease) in net assets resulting from operations | $ 170 | $ (102) | $ 8,129 | $ 5,827 | $ 48 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

|  | PIMCO VIT Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y Shares | Pioneer High Yield Fund - Class A Shares | Pioneer Strategic Income Fund - Class A Shares | Pioneer Equity Income VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1,089 | $ 128 | $ 25 | $ 28 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | 617 | 53 | 4 | 6 | — |
| Total expenses | 617 | 53 | 4 | 6 | — |
| Net investment income (loss) | 472 | 75 | 21 | 22 | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1,064) | (125) | (71) | 9 | — |
| Capital gains distributions | — | — | — | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1,064) | (125) | (71) | 9 | — |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 8,313 | (801) | (4) | 22 | — |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 7,249 | (926) | (75) | 31 | — |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 7,721 | $ (851) | $ (54) | $ 53 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Pioneer High Yield VCT Portfolio - Class I | PGIM Jennison Utility Fund - Class Z | Columbia Large Cap Value Fund - Advisor Class | Royce Total Return Fund - Service Class | Ave Maria Rising Dividend Fund |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 768 | $ 3 | $ 179 | $ — | $ 60 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 144 | 2 | 90 | — | 51 |
| Total expenses | 144 | 2 | 90 | — | 51 |
| Net investment income (loss) | 624 | 1 | 89 | — | 9 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (334) | 4 | (289) | (1) | (108) |
| Capital gains distributions | — | 1 | — | 2 | 75 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (334) | 5 | (289) | 1 | (33) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (184) | (4) | 637 | (1) | 149 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (518) | 1 | 348 | — | 116 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 106 | $ 2 | $ 437 | $ — | $ 125 |

*The accompanying notes are an integral part of these financial statements.*

| | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Large-Cap Growth Fund - I Class | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | TCW Total Return Bond Fund - Class N |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ 1 | $ 3 | $ 261 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 281 | — | 1 | 4 | 114 |
| Total expenses | 281 | — | 1 | 4 | 114 |
| Net investment income (loss) | (281) | — | — | (1) | 147 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 844 | 1,340 | (2) | — | 42 |
| Capital gains distributions | 592 | 267 | 7 | 8 | 81 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,436 | 1,607 | 5 | 8 | 123 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 8,718 | 15,984 | 15 | 23 | 304 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 10,154 | 17,591 | 20 | 31 | 427 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 9,873 | $ 17,591 | $ 20 | $ 30 | $ 574 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A | Third Avenue Real Estate Value Fund - Institutional Class | Touchstone Value Fund - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 5 | $ 973 | $ 4,126 | $ 1 | $ 306 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 2 | 92 | 872 | — | — |
| Total expenses | 2 | 92 | 872 | — | — |
| Net investment income (loss) | 3 | 881 | 3,254 | 1 | 306 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (1,211) | (3,985) | (3) | (97) |
| Capital gains distributions | — | — | — | — | 314 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1) | (1,211) | (3,985) | (3) | 217 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (3) | (707) | (4,571) | (2) | 361 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (4) | (1,918) | (8,556) | (5) | 578 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (1) | $ (1,037) | $ (5,302) | $ (4) | $ 884 |

*The accompanying notes are an integral part of these financial statements.*

| | USAA Precious Metals and Minerals Fund - Adviser Shares | USAA Precious Metals and Minerals Fund - Class A Shares | Vanguard® Total Bond Market Index Fund - Admiral™ Shares | Vanguard® Total International Stock Index Fund - Admiral™ Shares | Diversified Value Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ 5 | $ 2 | $ 3 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 101 | 128 | 2 | — | 1 |
| Total expenses | 101 | 128 | 2 | — | 1 |
| Net investment income (loss) | (101) | (128) | 3 | 2 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 8,424 | 491 | 8 | — | — |
| Capital gains distributions | — | — | — | — | 18 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 8,424 | 491 | 8 | — | 18 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (4,083) | 531 | 2 | 11 | (8) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 4,341 | 1,022 | 10 | 11 | 10 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 4,240 | $ 894 | $ 13 | $ 13 | $ 12 |

*The accompanying notes are an integral part of these financial statements.*

| | Equity Income Portfolio | Small Company Growth Portfolio | Victory Integrity Small-Cap Value Fund - Class Y | Victory Sycamore Established Value Fund - Class A | Victory Sycamore Small Company Opportunity Fund - Class R |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 5 | $ — | $ — | $ 81 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | 2 | 1 | 3 | 72 | — |
| Total expenses | 2 | 1 | 3 | 72 | — |
| Net investment income (loss) | 3 | (1) | (3) | 9 | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | — | (22) | 21 | — |
| Capital gains distributions | 6 | 5 | — | 308 | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 6 | 5 | (22) | 329 | — |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (3) | 8 | (6) | 227 | — |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 3 | 13 | (28) | 556 | — |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 6 | $ 12 | $ (31) | $ 565 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Balanced Portfolio - Class I | Voya Large Cap Value Fund - Class A | Voya Real Estate Fund - Class A | Voya Floating Rate Fund - Class A | Voya GNMA Income Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 4,980 | $ 1 | $ — | $ 34 | $ 75 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 2,229 | — | 1 | 9 | 32 |
| Total expenses | 2,229 | — | 1 | 9 | 32 |
| Net investment income (loss) | 2,751 | 1 | (1) | 25 | 43 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 5,501 | (5) | (83) | (116) | 4 |
| Capital gains distributions | 5,856 | 5 | — | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 11,357 | — | (83) | (116) | 4 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 4,942 | 1 | 126 | 64 | 38 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 16,299 | 1 | 43 | (52) | 42 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 19,050 | $ 2 | $ 42 | $ (27) | $ 85 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Intermediate Bond Fund - Class A | Voya Intermediate Bond Portfolio - Class I | Voya Intermediate Bond Portfolio - Class S | Voya Global Perspectives® Portfolio - Class I | Voya High Yield Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 25 | $ 15,938 | $ 68 | $ 98 | $ 1 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 4 | 3,980 | 7 | 30 | — |
| Total expenses | 4 | 3,980 | 7 | 30 | — |
| Net investment income (loss) | 21 | 11,958 | 61 | 68 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (4) | 903 | 9 | 34 | — |
| Capital gains distributions | 12 | 10,346 | 45 | 93 | — |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 11,249 | 54 | 127 | — |
| Net unrealized appreciation (depreciation) of investments | 2 | 7,258 | 32 | 336 | — |
| Net realized and unrealized gain (loss) on investments | 10 | 18,507 | 86 | 463 | — |
| Net increase (decrease) in net assets resulting from operations | $ 31 | $ 30,465 | $ 147 | $ 531 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya High Yield Portfolio - Institutional Class | Voya High Yield Portfolio - Service Class | Voya Large Cap Growth Portfolio - Adviser Class | Voya Large Cap Growth Portfolio - Institutional Class | Voya Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 5,439 | $ 21 | $ — | $ 3,050 | $ 16 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 763 | 2 | — | 5,344 | 47 |
| Total expenses | 763 | 2 | — | 5,344 | 47 |
| Net investment income (loss) | 4,676 | 19 | — | (2,294) | (31) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1,010) | (3) | — | 5,051 | (66) |
| Capital gains distributions | — | — | 11 | 70,259 | 733 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1,010) | (3) | 11 | 75,310 | 667 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 714 | 5 | 12 | 93,750 | 1,089 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (296) | 2 | 23 | 169,060 | 1,756 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 4,380 | $ 21 | $ 23 | $ 166,766 | $ 1,725 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Institutional Class | Voya Large Cap Value Portfolio - Service Class | Voya Limited Maturity Bond Portfolio - Adviser Class | Voya U.S. Stock Index Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 5,863 | $ 25 | $ — | $ 734 |
| Expenses: | | | | | |
| Mortality and expense risk charges | — | 2,503 | 8 | — | 211 |
| Total expenses | — | 2,503 | 8 | — | 211 |
| Net investment income (loss) | — | 3,360 | 17 | — | 523 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | (1,074) | (14) | — | 2,032 |
| Capital gains distributions | 1 | 24,435 | 109 | — | 1,536 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1 | 23,361 | 95 | — | 3,568 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (1) | (15,565) | (47) | — | 2,720 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | — | 7,796 | 48 | — | 6,288 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ — | $ 11,156 | $ 65 | $ — | $ 6,811 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | VY® Clarion Global Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Adviser Class | VY® Clarion Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 3,613 | $ 1 | $ 34 | $ 868 |
| Expenses: | | | | | |
| Mortality and expense risk charges | — | 503 | — | 12 | 331 |
| Total expenses | — | 503 | — | 12 | 331 |
| Net investment income (loss) | — | 3,110 | 1 | 22 | 537 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | (1,466) | (1) | 11 | 750 |
| Capital gains distributions | — | 5,036 | 4 | 132 | 3,856 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | — | 3,570 | 3 | 143 | 4,606 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1 | (11,986) | (7) | (293) | (8,815) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1 | (8,416) | (4) | (150) | (4,209) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1 | $ (5,306) | $ (3) | $ (128) | $ (3,672) |

*The accompanying notes are an integral part of these financial statements.*

| | VY® Invesco Growth and Income Portfolio - Institutional Class | VY® Invesco Growth and Income Portfolio - Service Class | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 642 | $ 496 | $ — | $ 84 | $ 91 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 113 | 211 | 1 | 163 | 264 |
| Total expenses | 113 | 211 | 1 | 163 | 264 |
| Net investment income (loss) | 529 | 285 | (1) | (79) | (173) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (2,058) | (1,991) | 38 | 590 | 1,546 |
| Capital gains distributions | 2,285 | 2,029 | 13 | 920 | 1,735 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 227 | 38 | 51 | 1,510 | 3,281 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 151 | (158) | (5) | 2,900 | 4,892 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 378 | (120) | 46 | 4,410 | 8,173 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 907 | $ 165 | $ 45 | $ 4,331 | $ 8,000 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ — | $ — | $ 5 |
| Expenses: | | | | | |
| Mortality and expense risk charges | — | 202 | 334 | — | 1 |
| Total expenses | — | 202 | 334 | — | 1 |
| Net investment income (loss) | — | (202) | (334) | — | 4 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | (2,141) | (1,997) | — | — |
| Capital gains distributions | — | — | — | — | 33 |
| Total realized gain (loss) on investments and capital gains distributions | — | (2,141) | (1,997) | — | 33 |
| Net unrealized appreciation (depreciation) of investments | 1 | 9,777 | 7,491 | — | 31 |
| Net realized and unrealized gain (loss) on investments | 1 | 7,636 | 5,494 | — | 64 |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 7,434 | $ 5,160 | $ — | $ 68 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | VY® T. Rowe Price Equity Income Portfolio - Adviser Class | VY® T. Rowe Price Equity Income Portfolio - Service Class | VY® T. Rowe Price International Stock Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 6,952 | $ 13,780 | $ 30 | $ 3,553 | $ 2 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 1,968 | 9,930 | 3 | 635 | — |
| Total expenses | 1,968 | 9,930 | 3 | 635 | — |
| Net investment income (loss) | 4,984 | 3,850 | 27 | 2,918 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4,068 | 19,124 | (162) | (5,854) | 1 |
| Capital gains distributions | 33,190 | 80,563 | 10 | 1,185 | 2 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 37,258 | 99,687 | (152) | (4,669) | 3 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 31,507 | 66,951 | 96 | 924 | 9 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 68,765 | 166,638 | (56) | (3,745) | 12 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 73,749 | $ 170,488 | $ (29) | $ (827) | $ 14 |

*The accompanying notes are an integral part of these financial statements.*

| | VY® T. Rowe Price International Stock Portfolio - Service Class | Voya Government Money Market Portfolio - Class I | Voya Global Real Estate Fund - Class A | Voya Multi-Manager International Small Cap Fund - Class A | Voya Multi-Manager International Small Cap Fund - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 196 | $ 635 | $ 1 | $ 3 | $ 25 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 76 | 2,010 | — | 1 | 12 |
| Total expenses | 76 | 2,010 | — | 1 | 12 |
| Net investment income (loss) | 120 | (1,375) | 1 | 2 | 13 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 93 | — | (17) | — | (147) |
| Capital gains distributions | 185 | 117 | 4 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 278 | 117 | (13) | — | (147) |
| Net unrealized appreciation (depreciation) of investments | 639 | — | 15 | 31 | 305 |
| Net realized and unrealized gain (loss) on investments | 917 | 117 | 2 | 31 | 158 |
| Net increase (decrease) in net assets resulting from operations | $ 1,037 | $ (1,258) | $ 3 | $ 33 | $ 171 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Initial Class | Voya Global Bond Portfolio - Service Class | Voya Index Solution 2025 Portfolio - Initial Class | Voya Index Solution 2025 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 6 | $ 2,010 | $ 14 | $ 253 | $ 34 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 1 | 647 | 3 | 134 | 18 |
| Total expenses | 1 | 647 | 3 | 134 | 18 |
| Net investment income (loss) | 5 | 1,363 | 11 | 119 | 16 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | (690) | 5 | 793 | 18 |
| Capital gains distributions | — | — | — | 352 | 57 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 6 | (690) | 5 | 1,145 | 75 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3 | 4,815 | 29 | (137) | 143 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 9 | 4,125 | 34 | 1,008 | 218 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 14 | $ 5,488 | $ 45 | $ 1,127 | $ 234 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Index Solution 2025 Portfolio - Service Class | Voya Index Solution 2035 Portfolio - Initial Class | Voya Index Solution 2035 Portfolio - Service 2 Class | Voya Index Solution 2035 Portfolio - Service Class | Voya Index Solution 2045 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 148 | $ 390 | $ 34 | $ 120 | $ 333 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 59 | 210 | 15 | 64 | 196 |
| Total expenses | 59 | 210 | 15 | 64 | 196 |
| Net investment income (loss) | 89 | 180 | 19 | 56 | 137 |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 37 | 1,492 | 31 | 152 | 1,641 |
| Capital gains distributions | 236 | 721 | 78 | 257 | 713 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 273 | 2,213 | 109 | 409 | 2,354 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 690 | (381) | 192 | 542 | (630) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 963 | 1,832 | 301 | 951 | 1,724 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,052 | $ 2,012 | $ 320 | $ 1,007 | $ 1,861 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Index Solution 2045 Portfolio - Service 2 Class | Voya Index Solution 2045 Portfolio - Service Class | Voya Index Solution 2055 Portfolio - Initial Class | Voya Index Solution 2055 Portfolio - Service 2 Class | Voya Index Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 42 | $ 82 | $ 146 | $ 24 | $ 60 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 15 | 40 | 92 | 10 | 35 |
| Total expenses | 15 | 40 | 92 | 10 | 35 |
| Net investment income (loss) | 27 | 42 | 54 | 14 | 25 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 35 | 16 | 712 | 14 | 122 |
| Capital gains distributions | 111 | 205 | 307 | 62 | 146 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 146 | 221 | 1,019 | 76 | 268 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 284 | 621 | (90) | 219 | 434 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 430 | 842 | 929 | 295 | 702 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 457 | $ 884 | $ 983 | $ 309 | $ 727 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Index Solution 2065 Portfolio - Initial Class | Voya Index Solution 2065 Portfolio - Service Class | Voya Index Solution Income Portfolio - Initial Class | Voya Index Solution Income Portfolio - Service 2 Class | Voya Index Solution Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ 78 | $ 12 | $ 19 |
| Expenses: | | | | | |
| Mortality and expense risk charges | — | — | 40 | 7 | 9 |
| Total expenses | — | — | 40 | 7 | 9 |
| Net investment income (loss) | — | — | 38 | 5 | 10 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | — | 259 | 5 | 40 |
| Capital gains distributions | — | — | 70 | 14 | 19 |
| Total realized gain (loss) on investments and capital gains distributions | — | — | 329 | 19 | 59 |
| Net unrealized appreciation (depreciation) of investments | — | — | (83) | 46 | 43 |
| Net realized and unrealized gain (loss) on investments | — | — | 246 | 65 | 102 |
| Net increase (decrease) in net assets resulting from operations | $ — | $ — | $ 284 | $ 70 | $ 112 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya International High Dividend Low Volatility Portfolio - Adviser Class | Voya International High Dividend Low Volatility Portfolio - Initial Class | Voya International High Dividend Low Volatility Portfolio - Service Class | Voya Solution 2025 Portfolio - Adviser Class | Voya Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 5 | $ 2,328 | $ 2 | $ 5 | $ 292 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 1 | 609 | — | 1 | 104 |
| Total expenses | 1 | 609 | — | 1 | 104 |
| Net investment income (loss) | 4 | 1,719 | 2 | 4 | 188 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (576) | (4) | (13) | (4) |
| Capital gains distributions | 20 | 7,899 | 6 | 11 | 520 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 19 | 7,323 | 2 | (2) | 516 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (29) | (10,714) | (5) | 17 | 1,116 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (10) | (3,391) | (3) | 15 | 1,632 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (6) | $ (1,672) | $ (1) | $ 19 | $ 1,820 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Solution 2025 Portfolio - Service 2 Class | Voya Solution 2025 Portfolio - Service Class | Voya Solution 2035 Portfolio - Adviser Class | Voya Solution 2035 Portfolio - Initial Class | Voya Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 96 | $ 2,801 | $ 7 | $ 247 | $ 147 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 29 | 1,238 | 1 | 98 | 50 |
| Total expenses | 29 | 1,238 | 1 | 98 | 50 |
| Net investment income (loss) | 67 | 1,563 | 6 | 149 | 97 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (84) | (2,643) | (2) | 10 | (85) |
| Capital gains distributions | 217 | 5,630 | 27 | 759 | 580 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 133 | 2,987 | 25 | 769 | 495 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 217 | 12,066 | 17 | 874 | 504 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 350 | 15,053 | 42 | 1,643 | 999 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 417 | $ 16,616 | $ 48 | $ 1,792 | $ 1,096 |

*The accompanying notes are an integral part of these financial statements.*

| | Voya Solution 2035 Portfolio - Service Class | Voya Solution 2045 Portfolio - Adviser Class | Voya Solution 2045 Portfolio - Initial Class | Voya Solution 2045 Portfolio - Service 2 Class | Voya Solution 2045 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 2,837 | $ — | $ 161 | $ 59 | $ 1,870 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 1,383 | — | 66 | 24 | 1,014 |
| Total expenses | 1,383 | — | 66 | 24 | 1,014 |
| Net investment income (loss) | 1,454 | — | 95 | 35 | 856 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (3,527) | — | (137) | 17 | (2,993) |
| Capital gains distributions | 9,953 | 1 | 526 | 254 | 7,033 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 6,426 | 1 | 389 | 271 | 4,040 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 12,769 | 1 | 957 | 250 | 12,596 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 19,195 | 2 | 1,346 | 521 | 16,636 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 20,649 | $ 2 | $ 1,441 | $ 556 | $ 17,492 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Solution 2055 Portfolio - Initial Class | Voya Solution 2055 Portfolio - Service 2 Class | Voya Solution 2055 Portfolio - Service Class | Voya Solution 2065 Portfolio - Service Class | Voya Solution Balanced Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 75 | $ 10 | $ 462 | $ 4 | $ 122 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 40 | 6 | 289 | — | 64 |
| Total expenses | 40 | 6 | 289 | — | 64 |
| Net investment income (loss) | 35 | 4 | 173 | 4 | 58 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | (136) | 340 | 6 | 8 |
| Capital gains distributions | 254 | 51 | 1,816 | 2 | 287 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 260 | (85) | 2,156 | 8 | 295 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 590 | 113 | 3,349 | 19 | 372 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 850 | 28 | 5,505 | 27 | 667 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 885 | $ 32 | $ 5,678 | $ 31 | $ 725 |

*The accompanying notes are an integral part of these financial statements.*

| | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Initial Class | Voya Solution Income Portfolio - Service 2 Class | Voya Solution Income Portfolio - Service Class | Voya Solution Moderately Conservative Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 10 | $ 247 | $ 63 | $ 894 | $ 175 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 2 | 49 | 15 | 313 | 78 |
| Total expenses | 2 | 49 | 15 | 313 | 78 |
| Net investment income (loss) | 8 | 198 | 48 | 581 | 97 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 32 | 64 | 56 | 511 | (52) |
| Capital gains distributions | 1 | 25 | 8 | 101 | 213 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 33 | 89 | 64 | 612 | 161 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 12 | 848 | 213 | 2,717 | 507 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 45 | 937 | 277 | 3,329 | 668 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 53 | $ 1,135 | $ 325 | $ 3,910 | $ 765 |

*The accompanying notes are an integral part of these financial statements.*

| | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | VY® American Century Small-Mid Cap Value Portfolio - Initial Class | VY® American Century Small-Mid Cap Value Portfolio - Service Class | VY® Baron Growth Portfolio - Adviser Class | VY® Baron Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 495 | $ 792 | $ — | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | — | 140 | 430 | 1 | 1,365 |
| Total expenses | — | 140 | 430 | 1 | 1,365 |
| Net investment income (loss) | — | 355 | 362 | (1) | (1,365) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | (653) | (2,491) | (60) | (1,978) |
| Capital gains distributions | — | 180 | 346 | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | — | (473) | (2,145) | (60) | (1,978) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1 | 952 | 2,608 | 167 | 48,317 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1 | 479 | 463 | 107 | 46,339 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1 | $ 834 | $ 825 | $ 106 | $ 44,974 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | VY® Columbia Contrarian Core Portfolio - Service Class | VY® Columbia Small Cap Value II Portfolio - Adviser Class | VY® Columbia Small Cap Value II Portfolio - Service Class | VY® Invesco Comstock Portfolio - Adviser Class | VY® Invesco Comstock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ 34 | $ 4 | $ 1,065 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 130 | — | 41 | 1 | 483 |
| Total expenses | 130 | — | 41 | 1 | 483 |
| Net investment income (loss) | (130) | — | (7) | 3 | 582 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (889) | — | (203) | — | 2,033 |
| Capital gains distributions | 399 | 5 | 206 | 7 | 1,493 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (490) | 5 | 3 | 7 | 3,526 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3,136 | 6 | 472 | (13) | (5,653) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2,646 | 11 | 475 | (6) | (2,127) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 2,516 | $ 11 | $ 468 | $ (3) | $ (1,545) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | VY® Invesco Equity and Income Portfolio - Adviser Class | VY® Invesco Equity and Income Portfolio - Initial Class | VY® Invesco Equity and Income Portfolio - Service Class | VY® Invesco Oppenheimer Global Portfolio - Adviser Class | VY® Invesco Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 20 | $ 4,796 | $ 15 | $ 2 | $ 6,690 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 5 | 2,516 | 6 | 1 | 5,906 |
| Total expenses | 5 | 2,516 | 6 | 1 | 5,906 |
| Net investment income (loss) | 15 | 2,280 | 9 | 1 | 784 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (6) | 5,587 | (34) | (5) | 13,314 |
| Capital gains distributions | 62 | 11,187 | 41 | 9 | 20,688 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 56 | 16,774 | 7 | 4 | 34,002 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 59 | 2,458 | 34 | 54 | 109,074 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 115 | 19,232 | 41 | 58 | 143,076 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 130 | $ 21,512 | $ 50 | $ 59 | $ 143,860 |

*The accompanying notes are an integral part of these financial statements.*

| | VY® Invesco Oppenheimer Global Portfolio - Service Class | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | VY® JPMorgan Mid Cap Value Portfolio - Initial Class | VY® JPMorgan Mid Cap Value Portfolio - Service Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 17 | $ 2 | $ 233 | $ 547 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | 18 | 1 | 130 | 474 | 1 |
| Total expenses | 18 | 1 | 130 | 474 | 1 |
| Net investment income (loss) | (1) | 1 | 103 | 73 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 16 | (33) | (1,171) | (3,442) | 12 |
| Capital gains distributions | 68 | 20 | 1,408 | 4,082 | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 84 | (13) | 237 | 640 | 46 |
| Net unrealized appreciation (depreciation) of investments | 385 | 6 | (697) | (1,950) | 60 |
| Net realized and unrealized gain (loss) on investments | 469 | (7) | (460) | (1,310) | 106 |
| Net increase (decrease) in net assets resulting from operations | $ 468 | $ (6) | $ (357) | $ (1,237) | $ 105 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | VY® T. Rowe Price Growth Equity Portfolio - Initial Class | VY® T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 506 | $ 1 | $ — | $ — | $ — |
| Expenses: | | | | | |
| Mortality and expense risk charges | 5,255 | 10 | 4 | 5,252 | 23 |
| Total expenses | 5,255 | 10 | 4 | 5,252 | 23 |
| Net investment income (loss) | (4,749) | (9) | (4) | (5,252) | (23) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 26,486 | 41 | 12 | 26,254 | 37 |
| Capital gains distributions | 41,004 | 98 | 49 | 22,748 | 131 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 67,490 | 139 | 61 | 49,002 | 168 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 80,714 | 185 | 295 | 145,589 | 803 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 148,204 | 324 | 356 | 194,591 | 971 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 143,455 | $ 315 | $ 352 | $ 189,339 | $ 948 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Corporate Leaders 100 Fund - Class I | Voya Strategic Allocation Conservative Portfolio - Class I | Voya Strategic Allocation Growth Portfolio - Class I | Voya Strategic Allocation Moderate Portfolio - Class I | Voya Growth and Income Portfolio - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 183 | $ 760 | $ 1,425 | $ 1,337 | $ 14 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 75 | 296 | 677 | 550 | 5 |
| Total expenses | 75 | 296 | 677 | 550 | 5 |
| Net investment income (loss) | 108 | 464 | 748 | 787 | 9 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 99 | (27) | 2,909 | 1,339 | 10 |
| Capital gains distributions | 1,773 | 1,046 | 5,676 | 2,762 | 144 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,872 | 1,019 | 8,585 | 4,101 | 154 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (869) | 1,401 | (143) | 1,611 | 64 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,003 | 2,420 | 8,442 | 5,712 | 218 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,111 | $ 2,884 | $ 9,190 | $ 6,499 | $ 227 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Growth and Income Portfolio - Class I | Voya Growth and Income Portfolio - Class S | Voya Global High Dividend Low Volatility Portfolio - Class I | Voya Global High Dividend Low Volatility Portfolio - Class S | Voya Index Plus LargeCap Portfolio - Class I |
|---|---:|---:|---:|---:|---:|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 15,685 | $ 3 | $ 1,857 | $ 220 | $ 5,854 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 12,520 | 2 | 592 | 113 | 3,765 |
| Total expenses | 12,520 | 2 | 592 | 113 | 3,765 |
| Net investment income (loss) | 3,165 | 1 | 1,265 | 107 | 2,089 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 46,164 | — | 182 | 13 | 16,199 |
| Capital gains distributions | 111,224 | 26 | — | — | 32,925 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 157,388 | 26 | 182 | 13 | 49,124 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 11,258 | 15 | (3,616) | (489) | 911 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 168,646 | 41 | (3,434) | (476) | 50,035 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 171,811 | $ 42 | $ (2,169) | $ (369) | $ 52,124 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Voya Index Plus LargeCap Portfolio - Class S | Voya Index Plus MidCap Portfolio - Class I | Voya Index Plus MidCap Portfolio - Class S | Voya Index Plus SmallCap Portfolio - Class I | Voya Index Plus SmallCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 3 | $ 3,842 | $ 1 | $ 1,280 | $ 1 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 1 | 2,467 | — | 1,096 | — |
| Total expenses | 1 | 2,467 | — | 1,096 | — |
| Net investment income (loss) | 2 | 1,375 | 1 | 184 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 17 | 11,508 | (3) | 4,506 | (2) |
| Capital gains distributions | 18 | — | — | 1,342 | 2 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 35 | 11,508 | (3) | 5,848 | — |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (18) | 3,893 | 5 | (2,290) | 3 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 17 | 15,401 | 2 | 3,558 | 3 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 19 | $ 16,776 | $ 3 | $ 3,742 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*


**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2020**
*(Dollars in thousands)*


| | Voya International Index Portfolio - Class I | Voya International Index Portfolio - Class S | Voya Russell™ Large Cap Growth Index Portfolio - Class I | Voya Russell™ Large Cap Growth Index Portfolio - Class S | Voya Russell™ Large Cap Index Portfolio - Class I |
|---|---:|---:|---:|---:|---:|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1,104 | $ — | $ 640 | $ 15 | $ 2,813 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 377 | — | 1,160 | 17 | 1,424 |
| Total expenses | 377 | — | 1,160 | 17 | 1,424 |
| Net investment income (loss) | 727 | — | (520) | (2) | 1,389 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (198) | — | 5,911 | 336 | 7,554 |
| Capital gains distributions | — | — | 4,663 | 136 | 6,986 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (198) | — | 10,574 | 472 | 14,540 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 2,280 | 1 | 25,669 | 551 | 23,483 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2,082 | 1 | 36,243 | 1,023 | 38,023 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 2,809 | $ 1 | $ 35,723 | $ 1,021 | $ 39,412 |


*The accompanying notes are an integral part of these financial statements.*
135


| | Voya Russell™ Large Cap Index Portfolio - Class S | Voya Russell™ Large Cap Value Index Portfolio - Class I | Voya Russell™ Large Cap Value Index Portfolio - Class S | Voya Russell™ Mid Cap Growth Index Portfolio - Class S | Voya Russell™ Mid Cap Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 6 | $ 5 | $ 179 | $ 36 | $ 2,445 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 5 | 5 | 180 | 204 | 1,218 |
| Total expenses | 5 | 5 | 180 | 204 | 1,218 |
| Net investment income (loss) | 1 | — | (1) | (168) | 1,227 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 22 | 2 | 369 | 1,213 | (8,131) |
| Capital gains distributions | 18 | 14 | 534 | 1,325 | 22,469 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 40 | 16 | 903 | 2,538 | 14,338 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 51 | (19) | (919) | 4,099 | 11,970 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 91 | (3) | (16) | 6,637 | 26,308 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 92 | $ (3) | $ (17) | $ 6,469 | $ 27,535 |

*The accompanying notes are an integral part of these financial statements.*

| | Voya Russell™ Small Cap Index Portfolio - Class I | Voya Small Company Portfolio - Class I | Voya Small Company Portfolio - Class S | Voya U.S. Bond Index Portfolio - Class I | Voya MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 933 | $ 715 | $ 1 | $ 754 | $ 327 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 688 | 1,177 | 1 | 228 | 2,305 |
| Total expenses | 688 | 1,177 | 1 | 228 | 2,305 |
| Net investment income (loss) | 245 | (462) | — | 526 | (1,978) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1,996) | (5,739) | (19) | 388 | (1,715) |
| Capital gains distributions | 5,270 | 2,134 | 3 | 156 | 14,965 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 3,274 | (3,605) | (16) | 544 | 13,250 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 13,971 | 16,720 | 29 | 376 | 90,230 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 17,245 | 13,115 | 13 | 920 | 103,480 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 17,490 | $ 12,653 | $ 13 | $ 1,446 | $ 101,502 |

*The accompanying notes are an integral part of these financial statements.*

| | Voya MidCap Opportunities Portfolio - Class S | Voya SmallCap Opportunities Portfolio - Class I | Voya SmallCap Opportunities Portfolio - Class S | Wanger International | Wanger Select |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1 | $ — | $ — | $ 744 | $ 448 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 6 | 580 | — | 270 | 540 |
| Total expenses | 6 | 580 | — | 270 | 540 |
| Net investment income (loss) | (5) | (580) | — | 474 | (92) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 54 | (1,610) | (6) | (2,246) | (4,251) |
| Capital gains distributions | 66 | 285 | — | 1,328 | 6,653 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 120 | (1,325) | (6) | (918) | 2,402 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 295 | 16,909 | 20 | 5,288 | 11,679 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 415 | 15,584 | 14 | 4,370 | 14,081 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 410 | $ 15,004 | $ 14 | $ 4,844 | $ 13,989 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2020
*(Dollars in thousands)*

| | Wanger USA | Washington Mutual Investors Fund^SM - Class R-3 | Washington Mutual Investors Fund^SM - Class R-4 | Wells Fargo Small Company Growth Fund - Administrator Class | Wells Fargo Small Company Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 16 | $ 4,030 | $ — | $ 1 |
| Expenses: | | | | | |
| Mortality and expense risk charges | 635 | 6 | 2,158 | 76 | 1 |
| Total expenses | 635 | 6 | 2,158 | 76 | 1 |
| Net investment income (loss) | (635) | 10 | 1,872 | (76) | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (10,293) | (15) | 9,894 | (328) | (1) |
| Capital gains distributions | 9,364 | 14 | 3,055 | 1,219 | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (929) | (1) | 12,949 | 891 | (1) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 21,083 | 18 | (1,043) | 1,168 | 4 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 20,154 | 17 | 11,906 | 2,059 | 3 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 19,519 | $ 27 | $ 13,778 | $ 1,983 | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

| | Wells Fargo Special Small Cap Value Fund - Class A |
|---|---:|
| **Net investment income (loss)** | |
| Investment income: | |
| Dividends | $ 380 |
| Expenses: | |
| Mortality and expense risk charges | 1,042 |
| Total expenses | 1,042 |
| Net investment income (loss) | (662) |
| | |
| **Realized and unrealized gain (loss)** | |
| **on investments** | |
| Net realized gain (loss) on investments | 6,252 |
| Capital gains distributions | 32 |
| Total realized gain (loss) on investments | |
| and capital gains distributions | 6,284 |
| Net unrealized appreciation | |
| (depreciation) of investments | (7,281) |
| Net realized and unrealized gain (loss) | |
| on investments | (997) |
| Net increase (decrease) in net assets | |
| resulting from operations | $ (1,659) |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | AB Relative Value Fund - Class A | AB VPS Growth and Income Portfolio - Class A | Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class | Invesco Capital Appreciation Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 174 | $ 572 | $ 12,452 | $ 66 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | — | 217 | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 5 | 69 | 252 | 16 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 27 | 56 | 2,618 | 5 |
| Net increase (decrease) in net assets resulting from operations | 33 | 125 | 3,087 | 20 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (40) | 3 | 1,616 | (11) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (40) | 3 | 1,616 | (11) |
| Total increase (decrease) in net assets | (7) | 128 | 4,703 | 9 |
| **Net assets at December 31, 2019** | 167 | 700 | 17,155 | 75 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 3 | 56 | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | — | 21 | 248 | 4 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 3 | (15) | 3,967 | 19 |
| Net increase (decrease) in net assets resulting from operations | 4 | 9 | 4,271 | 22 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7) | (56) | 1,450 | (14) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (7) | (56) | 1,450 | (14) |
| Total increase (decrease) in net assets | (3) | (47) | 5,721 | 8 |
| **Net assets at December 31, 2020** | $ 164 | $ 653 | $ 22,876 | $ 83 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Invesco Floating Rate ESG Fund - Class R5 | Invesco Main Street Fund - Class A | Invesco Main Street Mid Cap Fund® - Class A | Invesco Mid Cap Core Equity Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 279 | $ 910 | $ — | $ 3,104 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | — | — | (26) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (1) | 91 | — | 568 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 5 | 221 | — | 220 |
| Net increase (decrease) in net assets resulting from operations | 20 | 312 | — | 762 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 60 | 428 | — | (41) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 60 | 428 | — | (41) |
| Total increase (decrease) in net assets | 80 | 740 | — | 721 |
| **Net assets at December 31, 2019** | 359 | 1,650 | — | 3,825 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11 | (3) | (22) | (4) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (8) | (1) | 83 | (1,365) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (2) | 217 | 948 | 643 |
| Net increase (decrease) in net assets resulting from operations | 1 | 213 | 1,009 | (726) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (48) | (265) | 2,841 | (3,099) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (48) | (265) | 2,841 | (3,099) |
| Total increase (decrease) in net assets | (47) | (52) | 3,850 | (3,825) |
| **Net assets at December 31, 2020** | $ 312 | $ 1,598 | $ 3,850 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco International Small-Mid Company Fund - Class Y | Invesco Oppenheimer International Growth Fund - Class Y |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 91 | $ 523 | $ 543 | $ 492 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 10 | (4) | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 9 | 56 | 46 | 5 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 12 | 75 | 96 | 142 |
| Net increase (decrease) in net assets resulting from operations | 20 | 141 | 138 | 148 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3 | 51 | 114 | 130 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 3 | 51 | 114 | 130 |
| Total increase (decrease) in net assets | 23 | 192 | 252 | 278 |
| **Net assets at December 31, 2019** | 114 | 715 | 795 | 770 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 3 | (9) | (9) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 24 | 87 | 94 | 196 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 48 | 12 | 124 | (55) |
| Net increase (decrease) in net assets resulting from operations | 71 | 102 | 209 | 132 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 18 | 13 | 70 | (497) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 18 | 13 | 70 | (497) |
| Total increase (decrease) in net assets | 89 | 115 | 279 | (365) |
| **Net assets at December 31, 2020** | $ 203 | $ 830 | $ 1,074 | $ 405 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Invesco Developing Markets Fund - Class A | Invesco Developing Markets Fund - Class Y | Invesco Endeavor Fund - Class A | Invesco Health Care Fund - Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 216,966 | $ 42,564 | $ 14 | $ 132 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,878) | 43 | — | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 15,684 | 2,527 | 1 | 10 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 33,731 | 7,231 | 2 | 26 |
| Net increase (decrease) in net assets resulting from operations | 47,537 | 9,801 | 3 | 35 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (17,815) | (2,976) | 9 | (52) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (17,815) | (2,976) | 9 | (52) |
| Total increase (decrease) in net assets | 29,722 | 6,825 | 12 | (17) |
| **Net assets at December 31, 2019** | 246,688 | 49,389 | 26 | 115 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,299) | (86) | — | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 12,195 | 1,814 | 2 | 12 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 23,974 | 4,985 | (2) | — |
| Net increase (decrease) in net assets resulting from operations | 33,870 | 6,713 | — | 11 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (27,897) | (5,946) | (1) | (34) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (27,897) | (5,946) | (1) | (34) |
| Total increase (decrease) in net assets | 5,973 | 767 | (1) | (23) |
| **Net assets at December 31, 2020** | $ 252,661 | $ 50,156 | $ 25 | $ 92 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Invesco International Bond Fund - Class A | Invesco High Yield Fund - Class R5 | Invesco American Value Fund - Class R5 | Invesco Energy Fund - Class R5 |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 135 | $ 533 | $ 754 | $ 44 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 33 | (8) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (7) | (1) | 29 | (8) |
| Net unrealized appreciation (depreciation) of investments | 13 | 40 | 165 | 10 |
| Net increase (decrease) in net assets resulting from operations | 10 | 72 | 186 | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (101) | 195 | 62 | — |
| Increase (decrease) in net assets derived from principal transactions | (101) | 195 | 62 | — |
| Total increase (decrease) in net assets | (91) | 267 | 248 | 3 |
| **Net assets at December 31, 2019** | 44 | 800 | 1,002 | 47 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 42 | (7) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (3) | (36) | (112) | (10) |
| Net unrealized appreciation (depreciation) of investments | — | 9 | 106 | (3) |
| Net increase (decrease) in net assets resulting from operations | (2) | 15 | (13) | (12) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (33) | (420) | (155) | 2 |
| Increase (decrease) in net assets derived from principal transactions | (33) | (420) | (155) | 2 |
| Total increase (decrease) in net assets | (35) | (405) | (168) | (10) |
| **Net assets at December 31, 2020** | $ 9 | $ 395 | $ 834 | $ 37 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Invesco Gold & Special Minerals Fund - Class A | Invesco Small Cap Value Fund - Class A | Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I | Invesco Oppenheimer V.I. Global Fund - Series I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 45 | $ 60 | $ 14 | $ 231 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (1) | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (12) | 2 | 41 |
| Net unrealized appreciation (depreciation) of investments | 23 | 30 | 3 | 29 |
| Net increase (decrease) in net assets resulting from operations | 24 | 17 | 5 | 70 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 10 | (32) | (1) | (9) |
| Increase (decrease) in net assets derived from principal transactions | 10 | (32) | (1) | (9) |
| Total increase (decrease) in net assets | 34 | (15) | 4 | 61 |
| **Net assets at December 31, 2019** | 79 | 45 | 18 | 292 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | — | — | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (1) | 2 | 14 |
| Net unrealized appreciation (depreciation) of investments | 48 | 6 | 5 | 61 |
| Net increase (decrease) in net assets resulting from operations | 51 | 5 | 7 | 74 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 72 | 2 | (2) | (7) |
| Increase (decrease) in net assets derived from principal transactions | 72 | 2 | (2) | (7) |
| Total increase (decrease) in net assets | 123 | 7 | 5 | 67 |
| **Net assets at December 31, 2020** | $ 202 | $ 52 | $ 23 | $ 359 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I | Invesco Oppenheimer V.I. Main Street Fund - Series I | Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I | Invesco V.I. American Franchise Fund - Series I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 90 | $ 53 | $ 24,778 | $ 26,539 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | — | (181) | (315) |
| Total realized gain (loss) on investments and capital gains distributions | — | 11 | 1,821 | 6,121 |
| Net unrealized appreciation (depreciation) of investments | 6 | 4 | 4,466 | 2,995 |
| Net increase (decrease) in net assets resulting from operations | 9 | 15 | 6,106 | 8,801 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | (7) | (1,790) | (3,276) |
| Increase (decrease) in net assets derived from principal transactions | (1) | (7) | (1,790) | (3,276) |
| Total increase (decrease) in net assets | 8 | 8 | 4,316 | 5,525 |
| **Net assets at December 31, 2019** | 98 | 61 | 29,094 | 32,064 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | — | (57) | (353) |
| Total realized gain (loss) on investments and capital gains distributions | — | 8 | (235) | 5,064 |
| Net unrealized appreciation (depreciation) of investments | (2) | (2) | 5,058 | 8,038 |
| Net increase (decrease) in net assets resulting from operations | 3 | 6 | 4,766 | 12,749 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | (8) | (3,680) | 383 |
| Increase (decrease) in net assets derived from principal transactions | — | (8) | (3,680) | 383 |
| Total increase (decrease) in net assets | 3 | (2) | 1,086 | 13,132 |
| **Net assets at December 31, 2020** | $ 101 | $ 59 | $ 30,180 | $ 45,196 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Invesco V.I. Core Equity Fund - Series I | Alger Responsible Investing Fund - Class A | Alger Capital Appreciation Fund - Class A | AllianzGI Dividend Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 27,039 | $ 6,124 | $ 115 | $ 297 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (34) | (70) | (1) | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 5,086 | 777 | 13 | 37 |
| Net unrealized appreciation (depreciation) of investments | 1,977 | 1,132 | 20 | 20 |
| Net increase (decrease) in net assets resulting from operations | 7,029 | 1,839 | 32 | 60 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,240) | (883) | (24) | (113) |
| Increase (decrease) in net assets derived from principal transactions | (3,240) | (883) | (24) | (113) |
| Total increase (decrease) in net assets | 3,789 | 956 | 8 | (53) |
| **Net assets at December 31, 2019** | 30,828 | 7,080 | 123 | 244 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 85 | (97) | (1) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 7,749 | 1,113 | 28 | (29) |
| Net unrealized appreciation (depreciation) of investments | (4,234) | 1,874 | 26 | 14 |
| Net increase (decrease) in net assets resulting from operations | 3,600 | 2,890 | 53 | (14) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,875) | 2,800 | 13 | (51) |
| Increase (decrease) in net assets derived from principal transactions | (1,875) | 2,800 | 13 | (51) |
| Total increase (decrease) in net assets | 1,725 | 5,690 | 66 | (65) |
| **Net assets at December 31, 2020** | $ 32,553 | $ 12,770 | $ 189 | $ 179 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | AllianzGI Large-Cap Value Fund - Institutional Class | AllianzGI Small-Cap Value Fund - Class A | Amana Growth Fund - Investor Class | Amana Income Fund - Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 6 | $ 240 | $ 46,429 | $ 66,562 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (1) | (328) | 190 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | — | (99) | 3,795 | 8,047 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 1 | 134 | 11,415 | 6,920 |
| Net increase (decrease) in net assets resulting from operations | 1 | 34 | 14,882 | 15,157 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | (245) | 833 | (7,413) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 1 | (245) | 833 | (7,413) |
| Total increase (decrease) in net assets | 2 | (211) | 15,715 | 7,744 |
| **Net assets at December 31, 2019** | 8 | 29 | 62,144 | 74,306 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | (442) | 149 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | — | — | 6,878 | 6,524 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | — | (2) | 12,229 | 1,965 |
| Net increase (decrease) in net assets resulting from operations | — | (2) | 18,665 | 8,638 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | (4) | (2,902) | (5,523) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | — | (4) | (2,902) | (5,523) |
| Total increase (decrease) in net assets | — | (6) | 15,763 | 3,115 |
| **Net assets at December 31, 2020** | $ 8 | $ 23 | $ 77,907 | $ 77,421 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | American Balanced Fund® - Class R-3 | American Beacon Small Cap Value Fund - Investor Class | Inflation-Adjusted Bond Fund - Investor Class | American Century Investments® Disciplined Core Value Fund - A Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 2,791 | $ 315 | $ 29,126 | $ 9,812 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 21 | 1 | 388 | 68 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 185 | (9) | (197) | 383 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 197 | 81 | 1,628 | 1,693 |
| Net increase (decrease) in net assets resulting from operations | 403 | 73 | 1,819 | 2,144 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,225) | 75 | (4,109) | (347) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,225) | 75 | (4,109) | (347) |
| Total increase (decrease) in net assets | (822) | 148 | (2,290) | 1,797 |
| **Net assets at December 31, 2019** | 1,969 | 463 | 26,836 | 11,609 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | — | 78 | 52 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 99 | (48) | 141 | 1,521 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 38 | 35 | 2,518 | (478) |
| Net increase (decrease) in net assets resulting from operations | 146 | (13) | 2,737 | 1,095 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (289) | (353) | 6,132 | (818) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (289) | (353) | 6,132 | (818) |
| Total increase (decrease) in net assets | (143) | (366) | 8,869 | 277 |
| **Net assets at December 31, 2020** | $ 1,826 | $ 97 | $ 35,705 | $ 11,886 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | American Funds® Fundamental Investors® - Class R-3 | American Funds® Fundamental Investors® - Class R-4 | American Mutual Fund® - Class R-4 | AMG Managers Fairpointe Mid Cap Fund - Class N |
|---|---|---|---|---|
| Net assets at January 1, 2019 | $ 889 | $ 97,554 | $ 9,173 | $ 22,907 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 691 | 27 | (16) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 80 | 9,715 | 419 | 312 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 148 | 15,184 | 432 | 2,913 |
| Net increase (decrease) in net assets resulting from operations | 236 | 25,590 | 878 | 3,209 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (35) | (1,750) | (7,269) | (3,696) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (35) | (1,750) | (7,269) | (3,696) |
| Total increase (decrease) in net assets | 201 | 23,840 | (6,391) | (487) |
| **Net assets at December 31, 2019** | 1,090 | 121,394 | 2,782 | 22,420 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | 862 | 24 | (146) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (5) | 4,809 | 77 | (123) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 84 | 10,090 | (15) | 519 |
| Net increase (decrease) in net assets resulting from operations | 88 | 15,761 | 86 | 250 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (124) | (9,157) | (917) | (2,490) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (124) | (9,157) | (917) | (2,490) |
| Total increase (decrease) in net assets | (36) | 6,604 | (831) | (2,240) |
| **Net assets at December 31, 2020** | $ 1,054 | $ 127,998 | $ 1,951 | $ 20,180 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

|  | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class | Artisan International Fund - Investor Shares | BlackRock Equity Dividend Fund - Investor A Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 412 | $ 9,051 | $ 9,892 | $ 769 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (19) | (9) | 9 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (29) | 169 | 484 | 99 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 107 | 1,908 | 2,078 | 97 |
| Net increase (decrease) in net assets resulting from operations | 78 | 2,058 | 2,553 | 205 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (313) | (875) | (1,301) | (10) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (313) | (875) | (1,301) | (10) |
| Total increase (decrease) in net assets | (235) | 1,183 | 1,252 | 195 |
| **Net assets at December 31, 2019** | 177 | 10,234 | 11,144 | 964 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (52) | (81) | 9 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (9) | 226 | 374 | 25 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 6 | 297 | 326 | 2 |
| Net increase (decrease) in net assets resulting from operations | (3) | 471 | 619 | 36 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (77) | (1,334) | (934) | 66 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (77) | (1,334) | (934) | 66 |
| Total increase (decrease) in net assets | (80) | (863) | (315) | 102 |
| **Net assets at December 31, 2020** | $ 97 | $ 9,371 | $ 10,829 | $ 1,066 |

*The accompanying notes are an integral part of these financial statements.*

152

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | BlackRock Health Sciences Opportunities Portfolio - Institutional Shares | BlackRock Health Sciences Opportunities Portfolio - Investor A Shares | BlackRock Mid Cap Dividend Fund - Institutional Shares | BlackRock Mid Cap Dividend Fund - Investor A Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 6,535 | $ 24,939 | $ 188 | $ 11,923 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (39) | (184) | 2 | 41 |
| Total realized gain (loss) on investments and capital gains distributions | 584 | 2,191 | 6 | 13 |
| Net unrealized appreciation (depreciation) of investments | 927 | 3,627 | 48 | 3,200 |
| Net increase (decrease) in net assets resulting from operations | 1,472 | 5,634 | 56 | 3,254 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (356) | (2,501) | 25 | (497) |
| Increase (decrease) in net assets derived from principal transactions | (356) | (2,501) | 25 | (497) |
| Total increase (decrease) in net assets | 1,116 | 3,133 | 81 | 2,757 |
| **Net assets at December 31, 2019** | 7,651 | 28,072 | 269 | 14,680 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (86) | (310) | 2 | 29 |
| Total realized gain (loss) on investments and capital gains distributions | 780 | 2,866 | (3) | (92) |
| Net unrealized appreciation (depreciation) of investments | 957 | 2,962 | 24 | 651 |
| Net increase (decrease) in net assets resulting from operations | 1,651 | 5,518 | 23 | 588 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,923 | 2,346 | 16 | (1,074) |
| Increase (decrease) in net assets derived from principal transactions | 1,923 | 2,346 | 16 | (1,074) |
| Total increase (decrease) in net assets | 3,574 | 7,864 | 39 | (486) |
| **Net assets at December 31, 2020** | $ 11,225 | $ 35,936 | $ 308 | $ 14,194 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Bond Fund of America<sup>SM</sup> - Class R-4 | Calvert US Large-Cap Core Responsible Index Fund - Class A | Calvert VP SRI Balanced Portfolio | Capital Income Builder® - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 10,636 | $ — | $ 45,323 | $ 4,575 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 165 | — | 248 | 120 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 207 | — | 3,886 | 67 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 397 | 1 | 6,012 | 571 |
| Net increase (decrease) in net assets resulting from operations | 769 | 1 | 10,146 | 758 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,552 | 7 | (2,001) | 658 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 3,552 | 7 | (2,001) | 658 |
| Total increase (decrease) in net assets | 4,321 | 8 | 8,145 | 1,416 |
| **Net assets at December 31, 2019** | 14,957 | 8 | 53,468 | 5,991 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 194 | — | 251 | 176 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,207 | — | 3,026 | 7 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 378 | 2 | 4,034 | 60 |
| Net increase (decrease) in net assets resulting from operations | 1,779 | 2 | 7,311 | 243 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9,198 | 6 | (1,386) | 1,429 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 9,198 | 6 | (1,386) | 1,429 |
| Total increase (decrease) in net assets | 10,977 | 8 | 5,925 | 1,672 |
| **Net assets at December 31, 2020** | $ 25,934 | $ 16 | $ 59,393 | $ 7,663 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Capital World Growth & Income Fund<sup>SM</sup> - Class R-3 | Cohen & Steers Real Estate Securities Fund, Inc. - Class A | Cohen & Steers Realty Shares, Inc. | Columbia<sup>SM</sup> Acorn® Fund - Class A Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 557 | $ 53 | $ 7,400 | $ 58 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 8 | 149 | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 5 | 44 | 962 | (1) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 120 | 2 | 1,226 | 15 |
| Net increase (decrease) in net assets resulting from operations | 131 | 54 | 2,337 | 13 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (51) | 1,256 | 1,255 | (4) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (51) | 1,256 | 1,255 | (4) |
| Total increase (decrease) in net assets | 80 | 1,310 | 3,592 | 9 |
| **Net assets at December 31, 2019** | 637 | 1,363 | 10,992 | 67 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 30 | 141 | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 6 | (71) | (297) | 13 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 70 | 9 | (413) | 7 |
| Net increase (decrease) in net assets resulting from operations | 80 | (32) | (569) | 19 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (47) | 375 | (1,763) | 8 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (47) | 375 | (1,763) | 8 |
| Total increase (decrease) in net assets | 33 | 343 | (2,332) | 27 |
| **Net assets at December 31, 2020** | $ 670 | $ 1,706 | $ 8,660 | $ 94 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2020 and 2019**
*(Dollars in thousands)*

| | Columbia[SM] Acorn® Fund - Institutional Class | Columbia Select Mid Cap Value Fund - Class A Shares | Columbia Select Mid Cap Value Fund - Institutional Class | CRM Mid Cap Value Fund - Investor Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 5 | $ 7,411 | $ 2 | $ 296 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | — | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (1,797) | — | (16) |
| Net unrealized appreciation (depreciation) of investments | 1 | 3,684 | 1 | 77 |
| Net increase (decrease) in net assets resulting from operations | 2 | 1,887 | 1 | 59 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2 | (2,587) | (1) | (245) |
| Increase (decrease) in net assets derived from principal transactions | 2 | (2,587) | (1) | (245) |
| Total increase (decrease) in net assets | 4 | (700) | — | (186) |
| **Net assets at December 31, 2019** | 9 | 6,711 | 2 | 110 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (10) | — | (1) |
| Total realized gain (loss) on investments and capital gains distributions | — | (399) | — | (5) |
| Net unrealized appreciation (depreciation) of investments | 1 | 628 | — | 3 |
| Net increase (decrease) in net assets resulting from operations | 1 | 219 | — | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10) | (654) | 1 | (47) |
| Increase (decrease) in net assets derived from principal transactions | (10) | (654) | 1 | (47) |
| Total increase (decrease) in net assets | (9) | (435) | 1 | (50) |
| **Net assets at December 31, 2020** | $ — | $ 6,276 | $ 3 | $ 60 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Davis Financial Fund - Class Y | Delaware Small Cap Value Fund - Class A | Delaware Smid Cap Growth Fund - Institutional Class | DWS Small Cap Growth Fund - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 51 | $ 2,656 | $ 11,472 | $ 16 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 5 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 56 | 587 | (1) |
| Net unrealized appreciation (depreciation) of investments | 10 | 624 | 3,568 | 4 |
| Net increase (decrease) in net assets resulting from operations | 13 | 685 | 4,155 | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 12 | (529) | 1,195 | 2 |
| Increase (decrease) in net assets derived from principal transactions | 12 | (529) | 1,195 | 2 |
| Total increase (decrease) in net assets | 25 | 156 | 5,350 | 5 |
| **Net assets at December 31, 2019** | 76 | 2,812 | 16,822 | 21 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (326) | 2,212 | (3) |
| Net unrealized appreciation (depreciation) of investments | (2) | 177 | 14,128 | 7 |
| Net increase (decrease) in net assets resulting from operations | (6) | (149) | 16,340 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7) | (110) | 1,142 | (1) |
| Increase (decrease) in net assets derived from principal transactions | (7) | (110) | 1,142 | (1) |
| Total increase (decrease) in net assets | (13) | (259) | 17,482 | 3 |
| **Net assets at December 31, 2020** | $ 63 | $ 2,553 | $ 34,304 | $ 24 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | DWS Equity 500 Index Fund - Class S | DFA Emerging Markets Core Equity Portfolio - Institutional Class | DFA Inflation-Protected Securities Portfolio - Institutional Class | DFA U.S. Targeted Value Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 646 | $ 2,016 | $ 1,050 | $ 13,073 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | 61 | 23 | 226 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 83 | 47 | (1) | 661 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 104 | 234 | 67 | 2,074 |
| Net increase (decrease) in net assets resulting from operations | 192 | 342 | 89 | 2,961 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (18) | 287 | 179 | 1,746 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (18) | 287 | 179 | 1,746 |
| Total increase (decrease) in net assets | 174 | 629 | 268 | 4,707 |
| **Net assets at December 31, 2019** | 820 | 2,645 | 1,318 | 17,780 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | 52 | 30 | 295 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 171 | 19 | 66 | (155) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (24) | 318 | 116 | 937 |
| Net increase (decrease) in net assets resulting from operations | 152 | 389 | 212 | 1,077 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 113 | 87 | 900 | 1,290 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 113 | 87 | 900 | 1,290 |
| Total increase (decrease) in net assets | 265 | 476 | 1,112 | 2,367 |
| **Net assets at December 31, 2020** | $ 1,085 | $ 3,121 | $ 2,430 | $ 20,147 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2020 and 2019**
*(Dollars in thousands)*

| | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | Eaton Vance Large-Cap Value Fund - Class R Shares | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 126 | $ 156 | $ 2 | $ 3,220 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | — | — | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 22 | — | 136 |
| Net unrealized appreciation (depreciation) of investments | 22 | 6 | — | 606 |
| Net increase (decrease) in net assets resulting from operations | 27 | 28 | — | 745 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 15 | (49) | (1) | (1,208) |
| Increase (decrease) in net assets derived from principal transactions | 15 | (49) | (1) | (1,208) |
| Total increase (decrease) in net assets | 42 | (21) | (1) | (463) |
| **Net assets at December 31, 2019** | 168 | 135 | 1 | 2,757 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 1 | — | (15) |
| Total realized gain (loss) on investments and capital gains distributions | — | 7 | — | 59 |
| Net unrealized appreciation (depreciation) of investments | 1 | 5 | — | 549 |
| Net increase (decrease) in net assets resulting from operations | 2 | 13 | — | 593 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 8 | 10 | — | (203) |
| Increase (decrease) in net assets derived from principal transactions | 8 | 10 | — | (203) |
| Total increase (decrease) in net assets | 10 | 23 | — | 390 |
| **Net assets at December 31, 2020** | $ 178 | $ 158 | $ 1 | $ 3,147 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Federated Hermes International Leaders Fund - Institutional Shares | Fidelity Advisor® New Insights Fund - Class I | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 275,861 | $ 2 | $ 2,475 | $ 1,099,134 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 695 | — | (26) | (6,128) |
| Total realized gain (loss) on investments and capital gains distributions | 19,073 | — | 232 | 160,918 |
| Net unrealized appreciation (depreciation) of investments | 48,100 | 1 | 514 | 162,468 |
| Net increase (decrease) in net assets resulting from operations | 67,868 | 1 | 720 | 317,258 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (30,658) | 7 | 385 | (124,809) |
| Increase (decrease) in net assets derived from principal transactions | (30,658) | 7 | 385 | (124,809) |
| Total increase (decrease) in net assets | 37,210 | 8 | 1,105 | 192,449 |
| **Net assets at December 31, 2019** | 313,071 | 10 | 3,580 | 1,291,583 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,976) | — | (44) | (9,500) |
| Total realized gain (loss) on investments and capital gains distributions | 15,192 | 1 | 772 | 66,241 |
| Net unrealized appreciation (depreciation) of investments | 55,351 | 3 | (1) | 300,569 |
| Net increase (decrease) in net assets resulting from operations | 68,567 | 4 | 727 | 357,310 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (24,088) | 10 | (2,087) | (143,920) |
| Increase (decrease) in net assets derived from principal transactions | (24,088) | 10 | (2,087) | (143,920) |
| Total increase (decrease) in net assets | 44,479 | 14 | (1,360) | 213,390 |
| **Net assets at December 31, 2020** | $ 357,550 | $ 24 | $ 2,220 | $ 1,504,973 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 243,084 | $ 14,470 | $ 220,603 | $ 319,689 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,455 | 93 | 2,305 | (2,597) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 11,539 | 672 | 22,401 | 44,133 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 59,139 | 1,628 | 29,584 | 58,967 |
| Net increase (decrease) in net assets resulting from operations | 73,133 | 2,393 | 54,290 | 100,503 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,750 | (577) | (24,158) | (32,761) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 2,750 | (577) | (24,158) | (32,761) |
| Total increase (decrease) in net assets | 75,883 | 1,816 | 30,132 | 67,742 |
| **Net assets at December 31, 2019** | 318,967 | 16,286 | 250,735 | 387,431 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,897 | 49 | 1,712 | (3,911) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 20,881 | 173 | 12,831 | 63,452 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 28,366 | 1,794 | (3,624) | 99,714 |
| Net increase (decrease) in net assets resulting from operations | 51,144 | 2,016 | 10,919 | 159,255 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (21,249) | (1,280) | (20,501) | (17,598) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (21,249) | (1,280) | (20,501) | (17,598) |
| Total increase (decrease) in net assets | 29,895 | 736 | (9,582) | 141,657 |
| **Net assets at December 31, 2020** | $ 348,862 | $ 17,022 | $ 241,153 | $ 529,088 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Franklin Mutual Global Discovery Fund - Class R | Franklin Biotechnology Discovery Fund - Advisor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 7,738 | $ 25,131 | $ 1,325 | $ 274 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 336 | 195 | 11 | (3) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (118) | 1,972 | 6 | 38 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 839 | 4,055 | 248 | 54 |
| Net increase (decrease) in net assets resulting from operations | 1,057 | 6,222 | 265 | 89 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (184) | (2,726) | (491) | (40) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (184) | (2,726) | (491) | (40) |
| Total increase (decrease) in net assets | 873 | 3,496 | (226) | 49 |
| **Net assets at December 31, 2019** | 8,611 | 28,627 | 1,099 | 323 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 321 | (154) | 18 | (4) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (126) | 1,903 | (10) | 56 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (63) | 1,888 | (74) | 50 |
| Net increase (decrease) in net assets resulting from operations | 132 | 3,637 | (66) | 102 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4) | (4,391) | (89) | 37 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (4) | (4,391) | (89) | 37 |
| Total increase (decrease) in net assets | 128 | (754) | (155) | 139 |
| **Net assets at December 31, 2020** | $ 8,739 | $ 27,873 | $ 944 | $ 462 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Franklin Natural Resources Fund - Advisor Class | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value VIP Fund - Class 2 | Goldman Sachs Growth Opportunities Fund - Investor Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 12 | $ 278 | $ 95,726 | $ 16 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (3) | 109 | — |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | — | 58 | 16,813 | 9 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 1 | 30 | 6,205 | (1) |
| Net increase (decrease) in net assets resulting from operations | 1 | 85 | 23,127 | 8 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3 | (1) | (8,318) | 16 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 3 | (1) | (8,318) | 16 |
| Total increase (decrease) in net assets | 4 | 84 | 14,809 | 24 |
| **Net assets at December 31, 2019** | 16 | 362 | 110,535 | 40 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (2) | 510 | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (11) | 30 | (1,125) | 17 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 8 | 66 | 3,767 | 11 |
| Net increase (decrease) in net assets resulting from operations | (2) | 94 | 3,152 | 27 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 8 | (202) | (7,757) | 40 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 8 | (202) | (7,757) | 40 |
| Total increase (decrease) in net assets | 6 | (108) | (4,605) | 67 |
| **Net assets at December 31, 2020** | $ 22 | $ 254 | $ 105,930 | $ 107 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Growth Fund of America® - Class R-3 | Growth Fund of America® - Class R-4 | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 9,942 | $ 402,267 | $ — | $ 7 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (33) | (1,326) | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 1,057 | 54,858 | — | — |
| Net unrealized appreciation (depreciation) of investments | 1,272 | 50,669 | — | 2 |
| Net increase (decrease) in net assets resulting from operations | 2,296 | 104,201 | — | 2 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,033) | (40,019) | — | — |
| Increase (decrease) in net assets derived from principal transactions | (4,033) | (40,019) | — | — |
| Total increase (decrease) in net assets | (1,737) | 64,182 | — | 2 |
| **Net assets at December 31, 2019** | 8,205 | 466,449 | — | 9 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (57) | (3,533) | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 690 | 53,715 | — | — |
| Net unrealized appreciation (depreciation) of investments | 2,027 | 111,103 | — | — |
| Net increase (decrease) in net assets resulting from operations | 2,660 | 161,285 | — | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (846) | (41,641) | — | (5) |
| Increase (decrease) in net assets derived from principal transactions | (846) | (41,641) | — | (5) |
| Total increase (decrease) in net assets | 1,814 | 119,644 | — | (5) |
| **Net assets at December 31, 2020** | $ 10,019 | $ 586,093 | $ — | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | The Hartford International Opportunities Fund - Class R4 | Income Fund of America® - Class R-3 | Ivy Science and Technology Fund - Class Y | Janus Henderson Balanced Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 1,479 | $ 907 | $ 12,191 | $ 147 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 20 | (172) | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (45) | 48 | 2,408 | 9 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 387 | 78 | 3,917 | 19 |
| Net increase (decrease) in net assets resulting from operations | 344 | 146 | 6,153 | 29 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (167) | (223) | 3,420 | (19) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (167) | (223) | 3,420 | (19) |
| Total increase (decrease) in net assets | 177 | (77) | 9,573 | 10 |
| **Net assets at December 31, 2019** | 1,656 | 830 | 21,764 | 157 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9) | 17 | (267) | 2 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (12) | 3 | 3,459 | 3 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 417 | 8 | 5,456 | 16 |
| Net increase (decrease) in net assets resulting from operations | 396 | 28 | 8,648 | 21 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 334 | (110) | 3,186 | (1) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 334 | (110) | 3,186 | (1) |
| Total increase (decrease) in net assets | 730 | (82) | 11,834 | 20 |
| **Net assets at December 31, 2020** | $ 2,386 | $ 748 | $ 33,598 | $ 177 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Janus Henderson Enterprise Portfolio - Institutional Shares | Janus Henderson Flexible Bond Portfolio - Institutional Shares | Janus Henderson Global Research Portfolio - Institutional Shares | Janus Henderson Research Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 263 | $ 13 | $ 66 | $ 66 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | — | — | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 28 | — | 6 | 14 |
| Net unrealized appreciation (depreciation) of investments | 63 | 1 | 13 | 5 |
| Net increase (decrease) in net assets resulting from operations | 88 | 1 | 19 | 18 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7) | (1) | (1) | (20) |
| Increase (decrease) in net assets derived from principal transactions | (7) | (1) | (1) | (20) |
| Total increase (decrease) in net assets | 81 | — | 18 | (2) |
| **Net assets at December 31, 2019** | 344 | 13 | 84 | 64 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | — | — | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 42 | — | 12 | 7 |
| Net unrealized appreciation (depreciation) of investments | 12 | 1 | (1) | 14 |
| Net increase (decrease) in net assets resulting from operations | 50 | 1 | 11 | 20 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (38) | — | (17) | (1) |
| Increase (decrease) in net assets derived from principal transactions | (38) | — | (17) | (1) |
| Total increase (decrease) in net assets | 12 | 1 | (6) | 19 |
| **Net assets at December 31, 2020** | $ 356 | $ 14 | $ 78 | $ 83 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | JPMorgan Equity Income Fund - Class I Shares | JPMorgan Government Bond Fund - Class I Shares | Lazard International Equity Portfolio - Open Shares | ClearBridge Aggressive Growth Fund - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 1,490 | $ 1,305 | $ 736 | $ 429 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 22 | 36 | 8 | (2) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 72 | 61 | (9) | 25 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 397 | (10) | 149 | 62 |
| Net increase (decrease) in net assets resulting from operations | 491 | 87 | 148 | 85 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,473 | 1,882 | 102 | (114) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 1,473 | 1,882 | 102 | (114) |
| Total increase (decrease) in net assets | 1,964 | 1,969 | 250 | (29) |
| **Net assets at December 31, 2019** | 3,454 | 3,274 | 986 | 400 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 74 | 48 | (2) | (2) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 136 | 144 | (26) | 51 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 680 | 29 | 153 | 19 |
| Net increase (decrease) in net assets resulting from operations | 890 | 221 | 125 | 68 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4,960 | 3,064 | 62 | (4) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 4,960 | 3,064 | 62 | (4) |
| Total increase (decrease) in net assets | 5,850 | 3,285 | 187 | 64 |
| **Net assets at December 31, 2020** | $ 9,304 | $ 6,559 | $ 1,173 | $ 464 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2020 and 2019**
*(Dollars in thousands)*

| | LKCM Aquinas Catholic Equity Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Loomis Sayles Limited Term Government and Agency Fund - Class Y | Lord Abbett Developing Growth Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 26 | $ 10,075 | $ 415 | $ 108 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (90) | 6 | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 4 | 310 | (3) | 26 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 5 | 2,075 | 8 | 7 |
| Net increase (decrease) in net assets resulting from operations | 9 | 2,295 | 11 | 32 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4 | (1,243) | 39 | (22) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 4 | (1,243) | 39 | (22) |
| Total increase (decrease) in net assets | 13 | 1,052 | 50 | 10 |
| **Net assets at December 31, 2019** | 39 | 11,127 | 465 | 118 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (62) | 1 | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 3 | (71) | 9 | 21 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 7 | 57 | 7 | 53 |
| Net increase (decrease) in net assets resulting from operations | 9 | (76) | 17 | 73 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6 | (1,094) | 647 | 38 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 6 | (1,094) | 647 | 38 |
| Total increase (decrease) in net assets | 15 | (1,170) | 664 | 111 |
| **Net assets at December 31, 2020** | $ 54 | $ 9,957 | $ 1,129 | $ 229 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Short Duration Income Fund - Class R4 | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett Small Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 18 | $ 5,944 | $ 790 | $ 820 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 170 | 1 | (3) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | — | (32) | 60 | (166) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 1 | 137 | 113 | 293 |
| Net increase (decrease) in net assets resulting from operations | 2 | 275 | 174 | 124 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 944 | (14) | (596) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | — | 944 | (14) | (596) |
| Total increase (decrease) in net assets | 2 | 1,219 | 160 | (472) |
| **Net assets at December 31, 2019** | 20 | 7,163 | 950 | 348 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 142 | 2 | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1 | (32) | (17) | (52) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | — | 30 | (131) | 35 |
| Net increase (decrease) in net assets resulting from operations | 1 | 140 | (146) | (16) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6 | 1,289 | (313) | (77) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 6 | 1,289 | (313) | (77) |
| Total increase (decrease) in net assets | 7 | 1,429 | (459) | (93) |
| **Net assets at December 31, 2020** | $ 27 | $ 8,592 | $ 491 | $ 255 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC | MainStay CBRE Real Estate Fund - Class A | Mainstay Winslow Large Cap Growth Fund - Class R3 |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 204 | $ 61,697 | $ — | $ 2 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (51) | — | — |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 7 | 5,392 | — | — |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 26 | 7,416 | — | — |
| Net increase (decrease) in net assets resulting from operations | 34 | 12,757 | — | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (110) | (6,056) | — | 1 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (110) | (6,056) | — | 1 |
| Total increase (decrease) in net assets | (76) | 6,701 | — | 1 |
| **Net assets at December 31, 2019** | 128 | 68,398 | — | 3 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 60 | 10 | — |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | — | 3,880 | (21) | — |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 2 | (3,896) | (88) | — |
| Net increase (decrease) in net assets resulting from operations | 3 | 44 | (99) | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5 | (6,757) | 730 | (3) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 5 | (6,757) | 730 | (3) |
| Total increase (decrease) in net assets | 8 | (6,713) | 631 | (3) |
| **Net assets at December 31, 2020** | $ 136 | $ 61,685 | $ 631 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class I Shares | Metropolitan West Total Return Bond Fund - Class M Shares | MFS® International Intrinsic Value Fund - Class R3 |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 77 | $ 20,298 | $ 21,058 | $ 647 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 643 | 399 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 215 | 160 | 40 |
| Net unrealized appreciation (depreciation) of investments | 21 | 1,096 | 1,186 | 143 |
| Net increase (decrease) in net assets resulting from operations | 29 | 1,954 | 1,745 | 182 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2) | 3,371 | 2,074 | 305 |
| Increase (decrease) in net assets derived from principal transactions | (2) | 3,371 | 2,074 | 305 |
| Total increase (decrease) in net assets | 27 | 5,325 | 3,819 | 487 |
| **Net assets at December 31, 2019** | 104 | 25,623 | 24,877 | 1,134 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 505 | 178 | (10) |
| Total realized gain (loss) on investments and capital gains distributions | 22 | 1,561 | 1,542 | 220 |
| Net unrealized appreciation (depreciation) of investments | 7 | 395 | 234 | (18) |
| Net increase (decrease) in net assets resulting from operations | 28 | 2,461 | 1,954 | 192 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 10 | 4,243 | 526 | (652) |
| Increase (decrease) in net assets derived from principal transactions | 10 | 4,243 | 526 | (652) |
| Total increase (decrease) in net assets | 38 | 6,704 | 2,480 | (460) |
| **Net assets at December 31, 2020** | $ 142 | $ 32,327 | $ 27,357 | $ 674 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | MFS® New Discovery Fund - Class R3 | Neuberger Berman Genesis Fund - Trust Class Shares | Neuberger Berman Sustainable Equity Fund - Institutional Class Shares | Neuberger Berman Sustainable Equity Fund - Trust Class Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 116 | $ 373 | $ 2,662 | $ 12,231 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (4) | 27 | (67) |
| Total realized gain (loss) on investments and capital gains distributions | 15 | 30 | 327 | 953 |
| Net unrealized appreciation (depreciation) of investments | 48 | 82 | 361 | 2,005 |
| Net increase (decrease) in net assets resulting from operations | 61 | 108 | 715 | 2,891 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 120 | 30 | 367 | (914) |
| Increase (decrease) in net assets derived from principal transactions | 120 | 30 | 367 | (914) |
| Total increase (decrease) in net assets | 181 | 138 | 1,082 | 1,977 |
| **Net assets at December 31, 2019** | 297 | 511 | 3,744 | 14,208 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (5) | 40 | (71) |
| Total realized gain (loss) on investments and capital gains distributions | 58 | 28 | 318 | 736 |
| Net unrealized appreciation (depreciation) of investments | 105 | 100 | 543 | 1,725 |
| Net increase (decrease) in net assets resulting from operations | 159 | 123 | 901 | 2,390 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 117 | 5 | 697 | (708) |
| Increase (decrease) in net assets derived from principal transactions | 117 | 5 | 697 | (708) |
| Total increase (decrease) in net assets | 276 | 128 | 1,598 | 1,682 |
| **Net assets at December 31, 2020** | $ 573 | $ 639 | $ 5,342 | $ 15,890 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | New World Fund® - Class R-4 | Nuveen Global Infrastructure Fund - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 1,712 | $ 177,548 | $ 1,095 | $ 1,766 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 531 | 2 | 28 |
| Total realized gain (loss) on investments and capital gains distributions | 194 | 10,816 | 51 | 116 |
| Net unrealized appreciation (depreciation) of investments | 209 | 41,261 | 138 | 355 |
| Net increase (decrease) in net assets resulting from operations | 404 | 52,608 | 191 | 499 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (890) | 8,859 | (516) | 44 |
| Increase (decrease) in net assets derived from principal transactions | (890) | 8,859 | (516) | 44 |
| Total increase (decrease) in net assets | (486) | 61,467 | (325) | 543 |
| **Net assets at December 31, 2019** | 1,226 | 239,015 | 770 | 2,309 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | (1,737) | (8) | — |
| Total realized gain (loss) on investments and capital gains distributions | 102 | 19,053 | 90 | (21) |
| Net unrealized appreciation (depreciation) of investments | 278 | 61,950 | 88 | (81) |
| Net increase (decrease) in net assets resulting from operations | 373 | 79,266 | 170 | (102) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (51) | 9,844 | (283) | (344) |
| Increase (decrease) in net assets derived from principal transactions | (51) | 9,844 | (283) | (344) |
| Total increase (decrease) in net assets | 322 | 89,110 | (113) | (446) |
| **Net assets at December 31, 2020** | $ 1,548 | $ 328,125 | $ 657 | $ 1,863 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Parnassus Core Equity Fund<sup>SM</sup> - Investor Shares | Pax Sustainable Allocation Fund - Investor Class | PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | PIMCO VIT Real Return Portfolio - Administrative Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 32,021 | $ 35,911 | $ 1,362 | $ 70,080 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | 201 | 43 | 592 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 3,440 | 3,055 | (73) | (1,582) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 5,688 | 3,564 | 183 | 6,144 |
| Net increase (decrease) in net assets resulting from operations | 9,124 | 6,820 | 153 | 5,154 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,484) | (2,379) | 46 | (4,077) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,484) | (2,379) | 46 | (4,077) |
| Total increase (decrease) in net assets | 7,640 | 4,441 | 199 | 1,077 |
| **Net assets at December 31, 2019** | 39,661 | 40,352 | 1,561 | 71,157 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (54) | 13 | 9 | 472 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 3,172 | 1,001 | (120) | (1,064) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 5,011 | 4,813 | 159 | 8,313 |
| Net increase (decrease) in net assets resulting from operations | 8,129 | 5,827 | 48 | 7,721 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (370) | (1,485) | 143 | 503 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (370) | (1,485) | 143 | 503 |
| Total increase (decrease) in net assets | 7,759 | 4,342 | 191 | 8,224 |
| **Net assets at December 31, 2020** | $ 47,420 | $ 44,694 | $ 1,752 | $ 79,381 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Pioneer Equity Income Fund - Class Y Shares | Pioneer High Yield Fund - Class A Shares | Pioneer Strategic Income Fund - Class A Shares | Pioneer Equity Income VCT Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 11,896 | $ 722 | $ 562 | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 148 | 33 | 13 | — |
| Total realized gain (loss) on investments and capital gains distributions | 278 | (4) | — | — |
| Net unrealized appreciation (depreciation) of investments | 2,189 | 65 | 41 | — |
| Net increase (decrease) in net assets resulting from operations | 2,615 | 94 | 54 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,313) | (36) | 67 | 5 |
| Increase (decrease) in net assets derived from principal transactions | (3,313) | (36) | 67 | 5 |
| Total increase (decrease) in net assets | (698) | 58 | 121 | 5 |
| **Net assets at December 31, 2019** | 11,198 | 780 | 683 | 5 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 75 | 21 | 22 | — |
| Total realized gain (loss) on investments and capital gains distributions | (125) | (71) | 9 | — |
| Net unrealized appreciation (depreciation) of investments | (801) | (4) | 22 | — |
| Net increase (decrease) in net assets resulting from operations | (851) | (54) | 53 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,837) | (303) | 102 | — |
| Increase (decrease) in net assets derived from principal transactions | (5,837) | (303) | 102 | — |
| Total increase (decrease) in net assets | (6,688) | (357) | 155 | — |
| **Net assets at December 31, 2020** | $ 4,510 | $ 423 | $ 838 | $ 5 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Pioneer High Yield VCT Portfolio - Class I | PGIM Jennison Utility Fund - Class Z | Columbia Large Cap Value Fund - Advisor Class | Royce Total Return Fund - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 14,827 | $ 128 | $ 8,331 | $ 3 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 591 | 1 | 84 | — |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (351) | 10 | 345 | — |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 1,649 | 23 | 1,998 | — |
| Net increase (decrease) in net assets resulting from operations | 1,889 | 34 | 2,427 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,385) | 14 | 401 | 3 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,385) | 14 | 401 | 3 |
| Total increase (decrease) in net assets | 504 | 48 | 2,828 | 3 |
| **Net assets at December 31, 2019** | 15,331 | 176 | 11,159 | 6 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 624 | 1 | 89 | — |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (334) | 5 | (289) | 1 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (184) | (4) | 637 | (1) |
| Net increase (decrease) in net assets resulting from operations | 106 | 2 | 437 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,001) | (21) | (1,345) | 4 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,001) | (21) | (1,345) | 4 |
| Total increase (decrease) in net assets | (895) | (19) | (908) | 4 |
| **Net assets at December 31, 2020** | $ 14,436 | $ 157 | $ 10,251 | $ 10 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Ave Maria Rising Dividend Fund | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Large-Cap Growth Fund - I Class | T. Rowe Price Mid-Cap Value Fund - R Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 4,894 | $ 20,382 | $ 30,175 | $ 788 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 12 | (239) | 166 | — |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 425 | 1,313 | 2,461 | (33) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 812 | 5,010 | 6,321 | 124 |
| Net increase (decrease) in net assets resulting from operations | 1,249 | 6,084 | 8,948 | 91 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (21) | 886 | 3,356 | (652) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (21) | 886 | 3,356 | (652) |
| Total increase (decrease) in net assets | 1,228 | 6,970 | 12,304 | (561) |
| **Net assets at December 31, 2019** | 6,122 | 27,352 | 42,479 | 227 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | (281) | — | — |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (33) | 1,436 | 1,607 | 5 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 149 | 8,718 | 15,984 | 15 |
| Net increase (decrease) in net assets resulting from operations | 125 | 9,873 | 17,591 | 20 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,211) | 436 | 3,398 | (8) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,211) | 436 | 3,398 | (8) |
| Total increase (decrease) in net assets | (1,086) | 10,309 | 20,989 | 12 |
| **Net assets at December 31, 2020** | $ 5,036 | $ 37,661 | $ 63,468 | $ 239 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | T. Rowe Price Value Fund - Advisor Class | TCW Total Return Bond Fund - Class N | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 399 | $ 6,183 | $ 423 | $ 24,501 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 204 | 8 | 1,352 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1 | (52) | (8) | (823) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 96 | 253 | 33 | (407) |
| Net increase (decrease) in net assets resulting from operations | 99 | 405 | 33 | 122 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 14 | 1,086 | (104) | (2,093) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 14 | 1,086 | (104) | (2,093) |
| Total increase (decrease) in net assets | 113 | 1,491 | (71) | (1,971) |
| **Net assets at December 31, 2019** | 512 | 7,674 | 352 | 22,530 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 147 | 3 | 881 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 8 | 123 | (1) | (1,211) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 23 | 304 | (3) | (707) |
| Net increase (decrease) in net assets resulting from operations | 30 | 574 | (1) | (1,037) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (61) | 4,577 | 9 | (2,428) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (61) | 4,577 | 9 | (2,428) |
| Total increase (decrease) in net assets | (31) | 5,151 | 8 | (3,465) |
| **Net assets at December 31, 2020** | $ 481 | $ 12,825 | $ 360 | $ 19,065 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Templeton Global Bond Fund - Class A | Third Avenue Real Estate Value Fund - Institutional Class | Touchstone Value Fund - Institutional Class | USAA Precious Metals and Minerals Fund - Adviser Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 118,332 | $ 42 | $ 12,022 | $ 13,275 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5,422 | 1 | 276 | (159) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (3,455) | 5 | 944 | 218 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (2,037) | 3 | 2,128 | 5,349 |
| Net increase (decrease) in net assets resulting from operations | (70) | 9 | 3,348 | 5,408 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15,107) | 4 | 1,879 | 218 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (15,107) | 4 | 1,879 | 218 |
| Total increase (decrease) in net assets | (15,177) | 13 | 5,227 | 5,626 |
| **Net assets at December 31, 2019** | 103,155 | 55 | 17,249 | 18,901 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,254 | 1 | 306 | (101) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (3,985) | (3) | 217 | 8,424 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (4,571) | (2) | 361 | (4,083) |
| Net increase (decrease) in net assets resulting from operations | (5,302) | (4) | 884 | 4,240 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (12,090) | 6 | 1,258 | (23,141) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (12,090) | 6 | 1,258 | (23,141) |
| Total increase (decrease) in net assets | (17,392) | 2 | 2,142 | (18,901) |
| **Net assets at December 31, 2020** | $ 85,763 | $ 57 | $ 19,391 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | USAA Precious Metals and Minerals Fund - Class A Shares | Vanguard® Total Bond Market Index Fund - Admiral™ Shares | Vanguard® Total International Stock Index Fund - Admiral™ Shares | Diversified Value Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ — | $ — | $ — | $ 112 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 1 | — | 3 |
| Total realized gain (loss) on investments and capital gains distributions | — | — | — | 17 |
| Net unrealized appreciation (depreciation) of investments | — | — | 1 | 5 |
| Net increase (decrease) in net assets resulting from operations | — | 1 | 1 | 25 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 156 | 14 | (25) |
| Increase (decrease) in net assets derived from principal transactions | — | 156 | 14 | (25) |
| Total increase (decrease) in net assets | — | 157 | 15 | — |
| **Net assets at December 31, 2019** | — | 157 | 15 | 112 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (128) | 3 | 2 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 491 | 8 | — | 18 |
| Net unrealized appreciation (depreciation) of investments | 531 | 2 | 11 | (8) |
| Net increase (decrease) in net assets resulting from operations | 894 | 13 | 13 | 12 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 21,141 | (41) | 59 | 1 |
| Increase (decrease) in net assets derived from principal transactions | 21,141 | (41) | 59 | 1 |
| Total increase (decrease) in net assets | 22,035 | (28) | 72 | 13 |
| **Net assets at December 31, 2020** | $ 22,035 | $ 129 | $ 87 | $ 125 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Equity Income Portfolio | Small Company Growth Portfolio | Victory Integrity Small-Cap Value Fund - Class Y | Victory Sycamore Established Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 169 | $ 47 | $ 435 | $ 4,299 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | (1) | (2) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 7 | (66) | 363 |
| Net unrealized appreciation (depreciation) of investments | 23 | 6 | 149 | 860 |
| Net increase (decrease) in net assets resulting from operations | 38 | 12 | 81 | 1,224 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (26) | (3) | (227) | 1,082 |
| Increase (decrease) in net assets derived from principal transactions | (26) | (3) | (227) | 1,082 |
| Total increase (decrease) in net assets | 12 | 9 | (146) | 2,306 |
| **Net assets at December 31, 2019** | 181 | 56 | 289 | 6,605 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | (1) | (3) | 9 |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 5 | (22) | 329 |
| Net unrealized appreciation (depreciation) of investments | (3) | 8 | (6) | 227 |
| Net increase (decrease) in net assets resulting from operations | 6 | 12 | (31) | 565 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 11 | 4 | (223) | 694 |
| Increase (decrease) in net assets derived from principal transactions | 11 | 4 | (223) | 694 |
| Total increase (decrease) in net assets | 17 | 16 | (254) | 1,259 |
| **Net assets at December 31, 2020** | $ 198 | $ 72 | $ 35 | $ 7,864 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Victory Sycamore Small Company Opportunity Fund - Class R | Voya Balanced Portfolio - Class I | Voya Large Cap Value Fund - Class A | Voya Real Estate Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 8 | $ 208,684 | $ 60 | $ 678 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 2,871 | 1 | 17 |
| Total realized gain (loss) on investments and capital gains distributions | — | 14,201 | 2 | (78) |
| Net unrealized appreciation (depreciation) of investments | 2 | 18,495 | 12 | 235 |
| Net increase (decrease) in net assets resulting from operations | 2 | 35,567 | 15 | 174 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2) | (22,823) | (17) | (125) |
| Increase (decrease) in net assets derived from principal transactions | (2) | (22,823) | (17) | (125) |
| Total increase (decrease) in net assets | — | 12,744 | (2) | 49 |
| **Net assets at December 31, 2019** | 8 | 221,428 | 58 | 727 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 2,751 | 1 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | — | 11,357 | — | (83) |
| Net unrealized appreciation (depreciation) of investments | — | 4,942 | 1 | 126 |
| Net increase (decrease) in net assets resulting from operations | — | 19,050 | 2 | 42 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | (19,570) | 7 | (769) |
| Increase (decrease) in net assets derived from principal transactions | 1 | (19,570) | 7 | (769) |
| Total increase (decrease) in net assets | 1 | (520) | 9 | (727) |
| **Net assets at December 31, 2020** | $ 9 | $ 220,908 | $ 67 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Floating Rate Fund - Class A | Voya GNMA Income Fund - Class A | Voya Intermediate Bond Fund - Class A | Voya Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 2,318 | $ 2,539 | $ 836 | $ 404,454 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 132 | 45 | 22 | 10,269 |
| Total realized gain (loss) on investments and capital gains distributions | (23) | (19) | 5 | 1,471 |
| Net unrealized appreciation (depreciation) of investments | 37 | 85 | 46 | 22,731 |
| Net increase (decrease) in net assets resulting from operations | 146 | 111 | 73 | 34,471 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,107 | (178) | (53) | (13,378) |
| Increase (decrease) in net assets derived from principal transactions | 1,107 | (178) | (53) | (13,378) |
| Total increase (decrease) in net assets | 1,253 | (67) | 20 | 21,093 |
| **Net assets at December 31, 2019** | 3,571 | 2,472 | 856 | 425,547 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 25 | 43 | 21 | 11,958 |
| Total realized gain (loss) on investments and capital gains distributions | (116) | 4 | 8 | 11,249 |
| Net unrealized appreciation (depreciation) of investments | 64 | 38 | 2 | 7,258 |
| Net increase (decrease) in net assets resulting from operations | (27) | 85 | 31 | 30,465 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,955) | 1,172 | (69) | 29,071 |
| Increase (decrease) in net assets derived from principal transactions | (2,955) | 1,172 | (69) | 29,071 |
| Total increase (decrease) in net assets | (2,982) | 1,257 | (38) | 59,536 |
| **Net assets at December 31, 2020** | $ 589 | $ 3,729 | $ 818 | $ 485,083 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Intermediate Bond Portfolio - Class S | Voya Global Perspectives® Portfolio - Class I | Voya High Yield Portfolio - Adviser Class | Voya High Yield Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 2,103 | $ 1,944 | $ 41 | $ 35,318 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 59 | 56 | 1 | 2,873 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (1) | 123 | (1) | (578) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 127 | 166 | 5 | 4,705 |
| Net increase (decrease) in net assets resulting from operations | 185 | 345 | 5 | 7,000 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (97) | 126 | (18) | 62,878 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (97) | 126 | (18) | 62,878 |
| Total increase (decrease) in net assets | 88 | 471 | (13) | 69,878 |
| **Net assets at December 31, 2019** | 2,191 | 2,415 | 28 | 105,196 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 61 | 68 | 1 | 4,676 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 54 | 127 | — | (1,010) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 32 | 336 | — | 714 |
| Net increase (decrease) in net assets resulting from operations | 147 | 531 | 1 | 4,380 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (220) | 2,035 | (6) | (7,975) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (220) | 2,035 | (6) | (7,975) |
| Total increase (decrease) in net assets | (73) | 2,566 | (5) | (3,595) |
| **Net assets at December 31, 2020** | $ 2,118 | $ 4,981 | $ 23 | $ 101,601 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya High Yield Portfolio - Service Class | Voya Large Cap Growth Portfolio - Adviser Class | Voya Large Cap Growth Portfolio - Institutional Class | Voya Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 19,881 | $ 78 | $ 483,586 | $ 12,694 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 592 | — | (1,173) | (18) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (596) | 14 | 98,080 | 1,167 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 2,094 | 9 | 51,450 | 1,194 |
| Net increase (decrease) in net assets resulting from operations | 2,090 | 23 | 148,357 | 2,343 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (21,562) | (18) | (33,429) | (9,107) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (21,562) | (18) | (33,429) | (9,107) |
| Total increase (decrease) in net assets | (19,472) | 5 | 114,928 | (6,764) |
| **Net assets at December 31, 2019** | 409 | 83 | 598,514 | 5,930 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 19 | — | (2,294) | (31) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (3) | 11 | 75,310 | 667 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 5 | 12 | 93,750 | 1,089 |
| Net increase (decrease) in net assets resulting from operations | 21 | 23 | 166,766 | 1,725 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (64) | (10) | (56,682) | (217) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (64) | (10) | (56,682) | (217) |
| Total increase (decrease) in net assets | (43) | 13 | 110,084 | 1,508 |
| **Net assets at December 31, 2020** | $ 366 | $ 96 | $ 708,598 | $ 7,438 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Institutional Class | Voya Large Cap Value Portfolio - Service Class | Voya Limited Maturity Bond Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 15 | $ 267,860 | $ 1,241 | $ 15 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 3,252 | 14 | — |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1 | 28,471 | 91 | — |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 2 | 29,787 | 179 | — |
| Net increase (decrease) in net assets resulting from operations | 3 | 61,510 | 284 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2) | (25,681) | (294) | (10) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (2) | (25,681) | (294) | (10) |
| Total increase (decrease) in net assets | 1 | 35,829 | (10) | (10) |
| **Net assets at December 31, 2019** | 16 | 303,689 | 1,231 | 5 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 3,360 | 17 | — |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1 | 23,361 | 95 | — |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (1) | (15,565) | (47) | — |
| Net increase (decrease) in net assets resulting from operations | — | 11,156 | 65 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | (30,946) | 42 | — |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1) | (30,946) | 42 | — |
| Total increase (decrease) in net assets | (1) | (19,790) | 107 | — |
| **Net assets at December 31, 2020** | $ 15 | $ 283,899 | $ 1,338 | $ 5 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2020 and 2019
### *(Dollars in thousands)*

| | Voya U.S. Stock Index Portfolio - Institutional Class | VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | VY® Clarion Global Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 28,279 | $ 20 | $ 64,343 | $ 35 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 388 | — | 1,462 | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 2,050 | — | 1,300 | — |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 6,427 | 1 | 12,144 | 9 |
| Net increase (decrease) in net assets resulting from operations | 8,865 | 1 | 14,906 | 10 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,165 | (9) | (4,657) | (1) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 2,165 | (9) | (4,657) | (1) |
| Total increase (decrease) in net assets | 11,030 | (8) | 10,249 | 9 |
| **Net assets at December 31, 2019** | 39,309 | 12 | 74,592 | 44 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 523 | — | 3,110 | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 3,568 | — | 3,570 | 3 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 2,720 | 1 | (11,986) | (7) |
| Net increase (decrease) in net assets resulting from operations | 6,811 | 1 | (5,306) | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,820) | (2) | (8,408) | (5) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (3,820) | (2) | (8,408) | (5) |
| Total increase (decrease) in net assets | 2,991 | (1) | (13,714) | (8) |
| **Net assets at December 31, 2020** | $ 42,300 | $ 11 | $ 60,878 | $ 36 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | VY® Clarion Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Service Class | VY® Invesco Growth and Income Portfolio - Institutional Class | VY® Invesco Growth and Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 1,419 | $ 37,743 | $ 27,328 | $ 26,073 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 21 | 488 | 651 | 404 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 82 | 1,797 | 1,534 | 1,609 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 268 | 7,595 | 4,130 | 3,817 |
| Net increase (decrease) in net assets resulting from operations | 371 | 9,880 | 6,315 | 5,830 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (234) | (2,999) | (4,635) | (3,717) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (234) | (2,999) | (4,635) | (3,717) |
| Total increase (decrease) in net assets | 137 | 6,881 | 1,680 | 2,113 |
| **Net assets at December 31, 2019** | 1,556 | 44,624 | 29,008 | 28,186 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 22 | 537 | 529 | 285 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 143 | 4,606 | 227 | 38 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (293) | (8,815) | 151 | (158) |
| Net increase (decrease) in net assets resulting from operations | (128) | (3,672) | 907 | 165 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (185) | (5,523) | 60 | (2,506) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (185) | (5,523) | 60 | (2,506) |
| Total increase (decrease) in net assets | (313) | (9,195) | 967 | (2,341) |
| **Net assets at December 31, 2020** | $ 1,243 | $ 35,429 | $ 29,975 | $ 25,845 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 151 | $ 11,355 | $ 20,389 | $ 24 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (133) | (233) | — |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 961 | 1,568 | — |
| Net unrealized appreciation (depreciation) of investments | 35 | 2,560 | 4,768 | 6 |
| Net increase (decrease) in net assets resulting from operations | 46 | 3,388 | 6,103 | 6 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7) | (446) | (397) | (27) |
| Increase (decrease) in net assets derived from principal transactions | (7) | (446) | (397) | (27) |
| Total increase (decrease) in net assets | 39 | 2,942 | 5,706 | (21) |
| **Net assets at December 31, 2019** | 190 | 14,297 | 26,095 | 3 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (79) | (173) | — |
| Total realized gain (loss) on investments and capital gains distributions | 51 | 1,510 | 3,281 | — |
| Net unrealized appreciation (depreciation) of investments | (5) | 2,900 | 4,892 | 1 |
| Net increase (decrease) in net assets resulting from operations | 45 | 4,331 | 8,000 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (107) | (216) | (1,112) | (1) |
| Increase (decrease) in net assets derived from principal transactions | (107) | (216) | (1,112) | (1) |
| Total increase (decrease) in net assets | (62) | 4,115 | 6,888 | — |
| **Net assets at December 31, 2020** | $ 128 | $ 18,412 | $ 32,983 | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 41,715 | $ 30,497 | $ — | $ 298 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 338 | (113) | — | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 11,817 | 9,118 | — | 18 |
| Net unrealized appreciation (depreciation) of investments | (1,383) | (1,264) | — | 48 |
| Net increase (decrease) in net assets resulting from operations | 10,772 | 7,741 | — | 69 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,783) | 810 | 1 | (4) |
| Increase (decrease) in net assets derived from principal transactions | (1,783) | 810 | 1 | (4) |
| Total increase (decrease) in net assets | 8,989 | 8,551 | 1 | 65 |
| **Net assets at December 31, 2019** | 50,704 | 39,048 | 1 | 363 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (202) | (334) | — | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (2,141) | (1,997) | — | 33 |
| Net unrealized appreciation (depreciation) of investments | 9,777 | 7,491 | — | 31 |
| Net increase (decrease) in net assets resulting from operations | 7,434 | 5,160 | — | 68 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,166) | (2,802) | (1) | 40 |
| Increase (decrease) in net assets derived from principal transactions | (1,166) | (2,802) | (1) | 40 |
| Total increase (decrease) in net assets | 6,268 | 2,358 | (1) | 108 |
| **Net assets at December 31, 2020** | $ 56,972 | $ 41,406 | $ — | $ 471 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | VY® T. Rowe Price Equity Income Portfolio - Adviser Class | VY® T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 326,569 | $ 806,219 | $ 803 | $ 90,169 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5,193 | 5,293 | 17 | 1,728 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 22,565 | 56,781 | 210 | 25,777 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 53,272 | 127,178 | (26) | (5,327) |
| Net increase (decrease) in net assets resulting from operations | 81,030 | 189,252 | 201 | 22,178 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 23,938 | 35,319 | (62) | (6,807) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 23,938 | 35,319 | (62) | (6,807) |
| Total increase (decrease) in net assets | 104,968 | 224,571 | 139 | 15,371 |
| **Net assets at December 31, 2019** | 431,537 | 1,030,790 | 942 | 105,540 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4,984 | 3,850 | 27 | 2,918 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 37,258 | 99,687 | (152) | (4,669) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 31,507 | 66,951 | 96 | 924 |
| Net increase (decrease) in net assets resulting from operations | 73,749 | 170,488 | (29) | (827) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7,302) | (31,522) | (167) | (7,335) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (7,302) | (31,522) | (167) | (7,335) |
| Total increase (decrease) in net assets | 66,447 | 138,966 | (196) | (8,162) |
| **Net assets at December 31, 2020** | $ 497,984 | $ 1,169,756 | $ 746 | $ 97,378 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | VY® T. Rowe Price International Stock Portfolio - Adviser Class | VY® T. Rowe Price International Stock Portfolio - Service Class | Voya Government Money Market Portfolio - Class I | Voya Global Real Estate Fund - Class A |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2019** | $ 91 | $ 6,957 | $ 237,575 | $ 51 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (20) | 2,947 | 3 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 10 | 636 | 179 | 6 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 12 | 1,184 | — | 3 |
| Net increase (decrease) in net assets resulting from operations | 22 | 1,800 | 3,126 | 12 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (17) | (299) | 7,916 | (5) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (17) | (299) | 7,916 | (5) |
| Total increase (decrease) in net assets | 5 | 1,501 | 11,042 | 7 |
| **Net assets at December 31, 2019** | 96 | 8,458 | 248,617 | 58 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 120 | (1,375) | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 3 | 278 | 117 | (13) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 9 | 639 | — | 15 |
| Net increase (decrease) in net assets resulting from operations | 14 | 1,037 | (1,258) | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2) | (304) | 86,780 | (61) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (2) | (304) | 86,780 | (61) |
| Total increase (decrease) in net assets | 12 | 733 | 85,522 | (58) |
| **Net assets at December 31, 2020** | $ 108 | $ 9,191 | $ 334,139 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Multi-Manager International Small Cap Fund - Class A | Voya Multi-Manager International Small Cap Fund - Class I | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 260 | $ 1,402 | $ 275 | $ 70,474 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 18 | 6 | 1,366 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 8 | (185) | 5 | 564 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 43 | 456 | 9 | 2,718 |
| Net increase (decrease) in net assets resulting from operations | 55 | 289 | 20 | 4,648 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (68) | (330) | 9 | (5,142) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (68) | (330) | 9 | (5,142) |
| Total increase (decrease) in net assets | (13) | (41) | 29 | (494) |
| **Net assets at December 31, 2019** | 247 | 1,361 | 304 | 69,980 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 13 | 5 | 1,363 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | — | (147) | 6 | (690) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 31 | 305 | 3 | 4,815 |
| Net increase (decrease) in net assets resulting from operations | 33 | 171 | 14 | 5,488 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10) | 63 | (169) | (3,181) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (10) | 63 | (169) | (3,181) |
| Total increase (decrease) in net assets | 23 | 234 | (155) | 2,307 |
| **Net assets at December 31, 2020** | $ 270 | $ 1,595 | $ 149 | $ 72,287 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2020 and 2019
### *(Dollars in thousands)*

| | Voya Global Bond Portfolio - Service Class | Voya Index Solution 2025 Portfolio - Initial Class | Voya Index Solution 2025 Portfolio - Service 2 Class | Voya Index Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 356 | $ 11,069 | $ 2,527 | $ 4,318 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 84 | 25 | 49 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 437 | 170 | 217 |
| Net unrealized appreciation (depreciation) of investments | 8 | 1,278 | 166 | 560 |
| Net increase (decrease) in net assets resulting from operations | 26 | 1,799 | 361 | 826 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 121 | (646) | (1,029) | 913 |
| Increase (decrease) in net assets derived from principal transactions | 121 | (646) | (1,029) | 913 |
| Total increase (decrease) in net assets | 147 | 1,153 | (668) | 1,739 |
| **Net assets at December 31, 2019** | 503 | 12,222 | 1,859 | 6,057 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11 | 119 | 16 | 89 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 1,145 | 75 | 273 |
| Net unrealized appreciation (depreciation) of investments | 29 | (137) | 143 | 690 |
| Net increase (decrease) in net assets resulting from operations | 45 | 1,127 | 234 | 1,052 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 106 | (6,326) | 74 | 2,980 |
| Increase (decrease) in net assets derived from principal transactions | 106 | (6,326) | 74 | 2,980 |
| Total increase (decrease) in net assets | 151 | (5,199) | 308 | 4,032 |
| **Net assets at December 31, 2020** | $ 654 | $ 7,023 | $ 2,167 | $ 10,089 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Index Solution 2035 Portfolio - Initial Class | Voya Index Solution 2035 Portfolio - Service 2 Class | Voya Index Solution 2035 Portfolio - Service Class | Voya Index Solution 2045 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 14,903 | $ 1,514 | $ 6,123 | $ 13,991 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 112 | 14 | 60 | 79 |
| Total realized gain (loss) on investments and capital gains distributions | 375 | 101 | 275 | 666 |
| Net unrealized appreciation (depreciation) of investments | 2,611 | 222 | 1,092 | 2,395 |
| Net increase (decrease) in net assets resulting from operations | 3,098 | 337 | 1,427 | 3,140 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 658 | 119 | 1,375 | 29 |
| Increase (decrease) in net assets derived from principal transactions | 658 | 119 | 1,375 | 29 |
| Total increase (decrease) in net assets | 3,756 | 456 | 2,802 | 3,169 |
| **Net assets at December 31, 2019** | 18,659 | 1,970 | 8,925 | 17,160 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 180 | 19 | 56 | 137 |
| Total realized gain (loss) on investments and capital gains distributions | 2,213 | 109 | 409 | 2,354 |
| Net unrealized appreciation (depreciation) of investments | (381) | 192 | 542 | (630) |
| Net increase (decrease) in net assets resulting from operations | 2,012 | 320 | 1,007 | 1,861 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (11,147) | 281 | (1,310) | (11,785) |
| Increase (decrease) in net assets derived from principal transactions | (11,147) | 281 | (1,310) | (11,785) |
| Total increase (decrease) in net assets | (9,135) | 601 | (303) | (9,924) |
| **Net assets at December 31, 2020** | $ 9,524 | $ 2,571 | $ 8,622 | $ 7,236 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Index Solution 2045 Portfolio - Service 2 Class | Voya Index Solution 2045 Portfolio - Service Class | Voya Index Solution 2055 Portfolio - Initial Class | Voya Index Solution 2055 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 1,856 | $ 3,653 | $ 5,203 | $ 1,152 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 21 | 31 | 22 | 10 |
| Total realized gain (loss) on investments and capital gains distributions | 148 | 184 | 421 | 83 |
| Net unrealized appreciation (depreciation) of investments | 310 | 708 | 782 | 205 |
| Net increase (decrease) in net assets resulting from operations | 479 | 923 | 1,225 | 298 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 410 | 526 | 731 | 168 |
| Increase (decrease) in net assets derived from principal transactions | 410 | 526 | 731 | 168 |
| Total increase (decrease) in net assets | 889 | 1,449 | 1,956 | 466 |
| **Net assets at December 31, 2019** | 2,745 | 5,102 | 7,159 | 1,618 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 27 | 42 | 54 | 14 |
| Total realized gain (loss) on investments and capital gains distributions | 146 | 221 | 1,019 | 76 |
| Net unrealized appreciation (depreciation) of investments | 284 | 621 | (90) | 219 |
| Net increase (decrease) in net assets resulting from operations | 457 | 884 | 983 | 309 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 176 | 818 | (4,800) | 350 |
| Increase (decrease) in net assets derived from principal transactions | 176 | 818 | (4,800) | 350 |
| Total increase (decrease) in net assets | 633 | 1,702 | (3,817) | 659 |
| **Net assets at December 31, 2020** | $ 3,378 | $ 6,804 | $ 3,342 | $ 2,277 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2020 and 2019
### *(Dollars in thousands)*

| | Voya Index Solution 2055 Portfolio - Service Class | Voya Index Solution 2065 Portfolio - Initial Class | Voya Index Solution 2065 Portfolio - Service Class | Voya Index Solution Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 2,235 | $ — | $ — | $ 3,732 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | — | — | 35 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 141 | — | — | 122 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 436 | — | — | 224 |
| Net increase (decrease) in net assets resulting from operations | 587 | — | — | 381 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 713 | — | — | (739) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 713 | — | — | (739) |
| Total increase (decrease) in net assets | 1,300 | — | — | (358) |
| **Net assets at December 31, 2019** | 3,535 | — | — | 3,374 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 25 | — | — | 38 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 268 | — | — | 329 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 434 | — | — | (83) |
| Net increase (decrease) in net assets resulting from operations | 727 | — | — | 284 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 886 | 4 | 9 | (2,581) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 886 | 4 | 9 | (2,581) |
| Total increase (decrease) in net assets | 1,613 | 4 | 9 | (2,297) |
| **Net assets at December 31, 2020** | $ 5,148 | $ 4 | $ 9 | $ 1,077 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Index Solution Income Portfolio - Service 2 Class | Voya Index Solution Income Portfolio - Service Class | Voya International High Dividend Low Volatility Portfolio - Adviser Class | Voya International High Dividend Low Volatility Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 980 | $ 948 | $ 190 | $ 69,069 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | 13 | 2 | 834 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 31 | 26 | 20 | 6,825 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 59 | 76 | 6 | 2,704 |
| Net increase (decrease) in net assets resulting from operations | 99 | 115 | 28 | 10,363 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (343) | 51 | (21) | (5,965) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (343) | 51 | (21) | (5,965) |
| Total increase (decrease) in net assets | (244) | 166 | 7 | 4,398 |
| **Net assets at December 31, 2019** | 736 | 1,114 | 197 | 73,467 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | 10 | 4 | 1,719 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 19 | 59 | 19 | 7,323 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 46 | 43 | (29) | (10,714) |
| Net increase (decrease) in net assets resulting from operations | 70 | 112 | (6) | (1,672) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (26) | 8 | (22) | (5,464) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (26) | 8 | (22) | (5,464) |
| Total increase (decrease) in net assets | 44 | 120 | (28) | (7,136) |
| **Net assets at December 31, 2020** | $ 780 | $ 1,234 | $ 169 | $ 66,331 |

*The accompanying notes are an integral part of these financial statements.*

198

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya International High Dividend Low Volatility Portfolio - Service Class | Voya Solution 2025 Portfolio - Adviser Class | Voya Solution 2025 Portfolio - Initial Class | Voya Solution 2025 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 78 | $ 457 | $ 8,566 | $ 7,854 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 7 | 172 | 88 |
| Total realized gain (loss) on investments and capital gains distributions | — | 31 | 566 | 462 |
| Net unrealized appreciation (depreciation) of investments | 9 | 35 | 834 | 660 |
| Net increase (decrease) in net assets resulting from operations | 10 | 73 | 1,572 | 1,210 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (29) | (62) | 1,061 | (2,330) |
| Increase (decrease) in net assets derived from principal transactions | (29) | (62) | 1,061 | (2,330) |
| Total increase (decrease) in net assets | (19) | 11 | 2,633 | (1,120) |
| **Net assets at December 31, 2019** | 59 | 468 | 11,199 | 6,734 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 4 | 188 | 67 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | (2) | 516 | 133 |
| Net unrealized appreciation (depreciation) of investments | (5) | 17 | 1,116 | 217 |
| Net increase (decrease) in net assets resulting from operations | (1) | 19 | 1,820 | 417 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4) | (200) | 1,784 | (1,605) |
| Increase (decrease) in net assets derived from principal transactions | (4) | (200) | 1,784 | (1,605) |
| Total increase (decrease) in net assets | (5) | (181) | 3,604 | (1,188) |
| **Net assets at December 31, 2020** | $ 54 | $ 287 | $ 14,803 | $ 5,546 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Solution 2025 Portfolio - Service Class | Voya Solution 2035 Portfolio - Adviser Class | Voya Solution 2035 Portfolio - Initial Class | Voya Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 124,074 | $ 401 | $ 7,686 | $ 11,164 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,810 | 7 | 166 | 141 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 6,731 | 35 | 721 | 406 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 11,821 | 41 | 868 | 1,613 |
| Net increase (decrease) in net assets resulting from operations | 20,362 | 83 | 1,755 | 2,160 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9,195) | (9) | 2,203 | (1,986) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (9,195) | (9) | 2,203 | (1,986) |
| Total increase (decrease) in net assets | 11,167 | 74 | 3,958 | 174 |
| **Net assets at December 31, 2019** | 135,241 | 475 | 11,644 | 11,338 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,563 | 6 | 149 | 97 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 2,987 | 25 | 769 | 495 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 12,066 | 17 | 874 | 504 |
| Net increase (decrease) in net assets resulting from operations | 16,616 | 48 | 1,792 | 1,096 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,190) | (147) | 1,465 | (2,601) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (5,190) | (147) | 1,465 | (2,601) |
| Total increase (decrease) in net assets | 11,426 | (99) | 3,257 | (1,505) |
| **Net assets at December 31, 2020** | $ 146,667 | $ 376 | $ 14,901 | $ 9,833 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Solution 2035 Portfolio - Service Class | Voya Solution 2045 Portfolio - Adviser Class | Voya Solution 2045 Portfolio - Initial Class | Voya Solution 2045 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 134,108 | $ 15 | $ 6,196 | $ 5,179 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,888 | — | 114 | 40 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 10,660 | 2 | 710 | 501 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 14,608 | 2 | 697 | 538 |
| Net increase (decrease) in net assets resulting from operations | 27,156 | 4 | 1,521 | 1,079 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,454) | (1) | 985 | (1,244) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (6,454) | (1) | 985 | (1,244) |
| Total increase (decrease) in net assets | 20,702 | 3 | 2,506 | (165) |
| **Net assets at December 31, 2019** | 154,810 | 18 | 8,702 | 5,014 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,454 | — | 95 | 35 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 6,426 | 1 | 389 | 271 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 12,769 | 1 | 957 | 250 |
| Net increase (decrease) in net assets resulting from operations | 20,649 | 2 | 1,441 | 556 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,909) | — | 1,002 | (1,240) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (4,909) | — | 1,002 | (1,240) |
| Total increase (decrease) in net assets | 15,740 | 2 | 2,443 | (684) |
| **Net assets at December 31, 2020** | $ 170,550 | $ 20 | $ 11,145 | $ 4,330 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Solution 2045 Portfolio - Service Class | Voya Solution 2055 Portfolio - Initial Class | Voya Solution 2055 Portfolio - Service 2 Class | Voya Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 94,948 | $ 2,280 | $ 1,581 | $ 22,428 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,098 | 32 | 8 | 209 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 7,666 | 272 | 208 | 2,210 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 12,571 | 314 | 145 | 3,058 |
| Net increase (decrease) in net assets resulting from operations | 21,335 | 618 | 361 | 5,477 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,359) | 1,131 | (250) | 2,533 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (2,359) | 1,131 | (250) | 2,533 |
| Total increase (decrease) in net assets | 18,976 | 1,749 | 111 | 8,010 |
| **Net assets at December 31, 2019** | 113,924 | 4,029 | 1,692 | 30,438 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 856 | 35 | 4 | 173 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 4,040 | 260 | (85) | 2,156 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 12,596 | 590 | 113 | 3,349 |
| Net increase (decrease) in net assets resulting from operations | 17,492 | 885 | 32 | 5,678 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,609) | 1,237 | (517) | 3,450 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (4,609) | 1,237 | (517) | 3,450 |
| Total increase (decrease) in net assets | 12,883 | 2,122 | (485) | 9,128 |
| **Net assets at December 31, 2020** | $ 126,807 | $ 6,151 | $ 1,207 | $ 39,566 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Solution 2065 Portfolio - Service Class | Voya Solution Balanced Portfolio - Service Class | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ — | $ 5,049 | $ 785 | $ 7,904 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 61 | 19 | 209 |
| Total realized gain (loss) on investments and capital gains distributions | — | 228 | 18 | 211 |
| Net unrealized appreciation (depreciation) of investments | — | 600 | 60 | 551 |
| Net increase (decrease) in net assets resulting from operations | — | 889 | 97 | 971 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | (152) | (27) | (460) |
| Increase (decrease) in net assets derived from principal transactions | — | (152) | (27) | (460) |
| Total increase (decrease) in net assets | — | 737 | 70 | 511 |
| **Net assets at December 31, 2019** | — | 5,786 | 855 | 8,415 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 58 | 8 | 198 |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 295 | 33 | 89 |
| Net unrealized appreciation (depreciation) of investments | 19 | 372 | 12 | 848 |
| Net increase (decrease) in net assets resulting from operations | 31 | 725 | 53 | 1,135 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 322 | 90 | (447) | 2,299 |
| Increase (decrease) in net assets derived from principal transactions | 322 | 90 | (447) | 2,299 |
| Total increase (decrease) in net assets | 353 | 815 | (394) | 3,434 |
| **Net assets at December 31, 2020** | $ 353 | $ 6,601 | $ 461 | $ 11,849 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Solution Income Portfolio - Service 2 Class | Voya Solution Income Portfolio - Service Class | Voya Solution Moderately Conservative Portfolio - Service Class | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 3,691 | $ 43,388 | $ 6,159 | $ 39 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 65 | 778 | 65 | — |
| Total realized gain (loss) on investments and capital gains distributions | 121 | 1,417 | 75 | 4 |
| Net unrealized appreciation (depreciation) of investments | 232 | 2,683 | 726 | 7 |
| Net increase (decrease) in net assets resulting from operations | 418 | 4,878 | 866 | 11 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (789) | (9,825) | 629 | 1 |
| Increase (decrease) in net assets derived from principal transactions | (789) | (9,825) | 629 | 1 |
| Total increase (decrease) in net assets | (371) | (4,947) | 1,495 | 12 |
| **Net assets at December 31, 2019** | 3,320 | 38,441 | 7,654 | 51 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 48 | 581 | 97 | — |
| Total realized gain (loss) on investments and capital gains distributions | 64 | 612 | 161 | — |
| Net unrealized appreciation (depreciation) of investments | 213 | 2,717 | 507 | 1 |
| Net increase (decrease) in net assets resulting from operations | 325 | 3,910 | 765 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (400) | (4,427) | (100) | (17) |
| Increase (decrease) in net assets derived from principal transactions | (400) | (4,427) | (100) | (17) |
| Total increase (decrease) in net assets | (75) | (517) | 665 | (16) |
| **Net assets at December 31, 2020** | $ 3,245 | $ 37,924 | $ 8,319 | $ 35 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | VY® American Century Small–Mid Cap Value Portfolio - Initial Class | VY® American Century Small–Mid Cap Value Portfolio - Service Class | VY® Baron Growth Portfolio - Adviser Class | VY® Baron Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 33,150 | $ 57,494 | $ 277 | $ 122,163 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 330 | 269 | (1) | (1,315) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,903 | 3,817 | 160 | 70,658 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 6,903 | 11,958 | (58) | (25,590) |
| Net increase (decrease) in net assets resulting from operations | 9,136 | 16,044 | 101 | 43,753 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7,642) | (5,712) | (27) | (9,833) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (7,642) | (5,712) | (27) | (9,833) |
| Total increase (decrease) in net assets | 1,494 | 10,332 | 74 | 33,920 |
| **Net assets at December 31, 2019** | 34,644 | 67,826 | 351 | 156,083 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 355 | 362 | (1) | (1,365) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (473) | (2,145) | (60) | (1,978) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 952 | 2,608 | 167 | 48,317 |
| Net increase (decrease) in net assets resulting from operations | 834 | 825 | 106 | 44,974 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,000) | (6,525) | (80) | (17,187) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (2,000) | (6,525) | (80) | (17,187) |
| Total increase (decrease) in net assets | (1,166) | (5,700) | 26 | 27,787 |
| **Net assets at December 31, 2020** | $ 33,478 | $ 62,126 | $ 377 | $ 183,870 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | VY® Columbia Contrarian Core Portfolio - Service Class | VY® Columbia Small Cap Value II Portfolio - Adviser Class | VY® Columbia Small Cap Value II Portfolio - Service Class | VY® Invesco Comstock Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 11,187 | $ 125 | $ 5,486 | $ 228 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 99 | — | (31) | 4 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 4,232 | 19 | 630 | 60 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (985) | 6 | 407 | (11) |
| Net increase (decrease) in net assets resulting from operations | 3,346 | 25 | 1,006 | 53 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,364) | (5) | (717) | (21) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,364) | (5) | (717) | (21) |
| Total increase (decrease) in net assets | 1,982 | 20 | 289 | 32 |
| **Net assets at December 31, 2019** | 13,169 | 145 | 5,775 | 260 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (130) | — | (7) | 3 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (490) | 5 | 3 | 7 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 3,136 | 6 | 472 | (13) |
| Net increase (decrease) in net assets resulting from operations | 2,516 | 11 | 468 | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,452) | (3) | 36 | (19) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,452) | (3) | 36 | (19) |
| Total increase (decrease) in net assets | 1,064 | 8 | 504 | (22) |
| **Net assets at December 31, 2020** | $ 14,233 | $ 153 | $ 6,279 | $ 238 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | VY® Invesco Comstock Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Adviser Class | VY® Invesco Equity and Income Portfolio - Initial Class | VY® Invesco Equity and Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 54,176 | $ 1,346 | $ 259,611 | $ 1,169 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 782 | 18 | 2,872 | 12 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 16,216 | 64 | 24,938 | 21 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (4,556) | 167 | 19,382 | 158 |
| Net increase (decrease) in net assets resulting from operations | 12,442 | 249 | 47,192 | 191 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,465) | (108) | (25,298) | (299) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (6,465) | (108) | (25,298) | (299) |
| Total increase (decrease) in net assets | 5,977 | 141 | 21,894 | (108) |
| **Net assets at December 31, 2019** | 60,153 | 1,487 | 281,505 | 1,061 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 582 | 15 | 2,280 | 9 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 3,526 | 56 | 16,774 | 7 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (5,653) | 59 | 2,458 | 34 |
| Net increase (decrease) in net assets resulting from operations | (1,545) | 130 | 21,512 | 50 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,156) | (26) | (26,680) | (111) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (5,156) | (26) | (26,680) | (111) |
| Total increase (decrease) in net assets | (6,701) | 104 | (5,168) | (61) |
| **Net assets at December 31, 2020** | $ 53,452 | $ 1,591 | $ 276,337 | $ 1,000 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2020 and 2019**
*(Dollars in thousands)*

| | VY® Invesco Oppenheimer Global Portfolio - Adviser Class | VY® Invesco Oppenheimer Global Portfolio - Initial Class | VY® Invesco Oppenheimer Global Portfolio - Service Class | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 219 | $ 512,694 | $ 1,362 | $ 244 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (3,014) | (13) | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 46 | 108,975 | 327 | 27 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 21 | 41,996 | 96 | 31 |
| Net increase (decrease) in net assets resulting from operations | 66 | 147,957 | 410 | 59 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | (57,257) | (14) | (33) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (19) | (57,257) | (14) | (33) |
| Total increase (decrease) in net assets | 47 | 90,700 | 396 | 26 |
| **Net assets at December 31, 2019** | 266 | 603,394 | 1,758 | 270 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 784 | (1) | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 4 | 34,002 | 84 | (13) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 54 | 109,074 | 385 | 6 |
| Net increase (decrease) in net assets resulting from operations | 59 | 143,860 | 468 | (6) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (39) | (65,489) | 23 | (62) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (39) | (65,489) | 23 | (62) |
| Total increase (decrease) in net assets | 20 | 78,371 | 491 | (68) |
| **Net assets at December 31, 2020** | $ 286 | $ 681,765 | $ 2,249 | $ 202 |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | VY® JPMorgan Mid Cap Value Portfolio - Initial Class | VY® JPMorgan Mid Cap Value Portfolio - Service Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 19,362 | $ 54,651 | $ 292 | $ 403,457 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 83 | (33) | — | (3,559) |
| Total realized gain (loss) on investments and capital gains distributions | 2,156 | 6,587 | 45 | 62,242 |
| Net unrealized appreciation (depreciation) of investments | 2,463 | 6,370 | 61 | 81,160 |
| Net increase (decrease) in net assets resulting from operations | 4,702 | 12,924 | 106 | 139,843 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,801) | (7,560) | (10) | (28,225) |
| Increase (decrease) in net assets derived from principal transactions | (2,801) | (7,560) | (10) | (28,225) |
| Total increase (decrease) in net assets | 1,901 | 5,364 | 96 | 111,618 |
| **Net assets at December 31, 2019** | 21,263 | 60,015 | 388 | 515,075 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 103 | 73 | (1) | (4,749) |
| Total realized gain (loss) on investments and capital gains distributions | 237 | 640 | 46 | 67,490 |
| Net unrealized appreciation (depreciation) of investments | (697) | (1,950) | 60 | 80,714 |
| Net increase (decrease) in net assets resulting from operations | (357) | (1,237) | 105 | 143,455 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,254) | (6,433) | (39) | (48,241) |
| Increase (decrease) in net assets derived from principal transactions | (2,254) | (6,433) | (39) | (48,241) |
| Total increase (decrease) in net assets | (2,611) | (7,670) | 66 | 95,214 |
| **Net assets at December 31, 2020** | $ 18,652 | $ 52,345 | $ 454 | $ 610,289 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | VY® T. Rowe Price Growth Equity Portfolio - Initial Class | VY® T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 1,206 | $ 928 | $ 449,287 | $ 3,407 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8) | (4) | (3,642) | (23) |
| Total realized gain (loss) on investments and capital gains distributions | 172 | 257 | 130,331 | 702 |
| Net unrealized appreciation (depreciation) of investments | 253 | 13 | 4,143 | 248 |
| Net increase (decrease) in net assets resulting from operations | 417 | 266 | 130,832 | 927 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (364) | (124) | (23,333) | (1,090) |
| Increase (decrease) in net assets derived from principal transactions | (364) | (124) | (23,333) | (1,090) |
| Total increase (decrease) in net assets | 53 | 142 | 107,499 | (163) |
| **Net assets at December 31, 2019** | 1,259 | 1,070 | 556,786 | 3,244 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9) | (4) | (5,252) | (23) |
| Total realized gain (loss) on investments and capital gains distributions | 139 | 61 | 49,002 | 168 |
| Net unrealized appreciation (depreciation) of investments | 185 | 295 | 145,589 | 803 |
| Net increase (decrease) in net assets resulting from operations | 315 | 352 | 189,339 | 948 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (186) | (160) | (32,573) | (699) |
| Increase (decrease) in net assets derived from principal transactions | (186) | (160) | (32,573) | (699) |
| Total increase (decrease) in net assets | 129 | 192 | 156,766 | 249 |
| **Net assets at December 31, 2020** | $ 1,388 | $ 1,262 | $ 713,552 | $ 3,493 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Corporate Leaders 100 Fund - Class I | Voya Strategic Allocation Conservative Portfolio - Class I | Voya Strategic Allocation Growth Portfolio - Class I | Voya Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 6,239 | $ 26,327 | $ 60,918 | $ 54,755 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 80 | 492 | 1,088 | 1,068 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 731 | 1,654 | 8,653 | 6,334 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 880 | 1,457 | 3,178 | 2,274 |
| Net increase (decrease) in net assets resulting from operations | 1,691 | 3,603 | 12,919 | 9,676 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (95) | 421 | (2,104) | (3,937) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (95) | 421 | (2,104) | (3,937) |
| Total increase (decrease) in net assets | 1,596 | 4,024 | 10,815 | 5,739 |
| **Net assets at December 31, 2019** | 7,835 | 30,351 | 71,733 | 60,494 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 108 | 464 | 748 | 787 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,872 | 1,019 | 8,585 | 4,101 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (869) | 1,401 | (143) | 1,611 |
| Net increase (decrease) in net assets resulting from operations | 1,111 | 2,884 | 9,190 | 6,499 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 587 | 499 | (2,656) | (3,472) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 587 | 499 | (2,656) | (3,472) |
| Total increase (decrease) in net assets | 1,698 | 3,383 | 6,534 | 3,027 |
| **Net assets at December 31, 2020** | $ 9,533 | $ 33,734 | $ 78,267 | $ 63,521 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Growth and Income Portfolio - Class A | Voya Growth and Income Portfolio - Class I | Voya Growth and Income Portfolio - Class S | Voya Global High Dividend Low Volatility Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 1,271 | $ 1,069,882 | $ 190 | $ 74,924 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | 5,990 | 1 | 1,612 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 154 | 153,369 | 22 | 4,654 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 180 | 118,985 | 27 | 9,064 |
| Net increase (decrease) in net assets resulting from operations | 347 | 278,344 | 50 | 15,330 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (81) | (133,135) | (4) | (3,452) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (81) | (133,135) | (4) | (3,452) |
| Total increase (decrease) in net assets | 266 | 145,209 | 46 | 11,878 |
| **Net assets at December 31, 2019** | 1,537 | 1,215,091 | 236 | 86,802 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | 3,165 | 1 | 1,265 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 154 | 157,388 | 26 | 182 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 64 | 11,258 | 15 | (3,616) |
| Net increase (decrease) in net assets resulting from operations | 227 | 171,811 | 42 | (2,169) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (177) | (125,246) | 20 | (9,083) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (177) | (125,246) | 20 | (9,083) |
| Total increase (decrease) in net assets | 50 | 46,565 | 62 | (11,252) |
| **Net assets at December 31, 2020** | $ 1,587 | $ 1,261,656 | $ 298 | $ 75,550 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Global High Dividend Low Volatility Portfolio - Class S | Voya Index Plus LargeCap Portfolio - Class I | Voya Index Plus LargeCap Portfolio - Class S | Voya Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 10,636 | $ 334,558 | $ 181 | $ 271,771 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 158 | 1,831 | 2 | 1,113 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 692 | 49,137 | 31 | 36,584 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 1,195 | 39,659 | 19 | 29,078 |
| Net increase (decrease) in net assets resulting from operations | 2,045 | 90,627 | 52 | 66,775 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,083) | (38,208) | (26) | (28,021) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,083) | (38,208) | (26) | (28,021) |
| Total increase (decrease) in net assets | 962 | 52,419 | 26 | 38,754 |
| **Net assets at December 31, 2019** | 11,598 | 386,977 | 207 | 310,525 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 107 | 2,089 | 2 | 1,375 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 13 | 49,124 | 35 | 11,508 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (489) | 911 | (18) | 3,893 |
| Net increase (decrease) in net assets resulting from operations | (369) | 52,124 | 19 | 16,776 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,079) | (33,977) | (96) | (28,774) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,079) | (33,977) | (96) | (28,774) |
| Total increase (decrease) in net assets | (1,448) | 18,147 | (77) | (11,998) |
| **Net assets at December 31, 2020** | $ 10,150 | $ 405,124 | $ 130 | $ 298,527 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Index Plus MidCap Portfolio - Class S | Voya Index Plus SmallCap Portfolio - Class I | Voya Index Plus SmallCap Portfolio - Class S | Voya International Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 59 | $ 122,776 | $ 155 | $ 37,196 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 17 | — | 838 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 28,228 | 33 | 243 |
| Net unrealized appreciation (depreciation) of investments | 8 | (4,444) | (2) | 6,270 |
| Net increase (decrease) in net assets resulting from operations | 16 | 23,801 | 31 | 7,351 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (16) | (13,863) | (21) | (639) |
| Increase (decrease) in net assets derived from principal transactions | (16) | (13,863) | (21) | (639) |
| Total increase (decrease) in net assets | — | 9,938 | 10 | 6,712 |
| **Net assets at December 31, 2019** | 59 | 132,714 | 165 | 43,908 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 184 | 1 | 727 |
| Total realized gain (loss) on investments and capital gains distributions | (3) | 5,848 | — | (198) |
| Net unrealized appreciation (depreciation) of investments | 5 | (2,290) | 3 | 2,280 |
| Net increase (decrease) in net assets resulting from operations | 3 | 3,742 | 4 | 2,809 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | (10,264) | (23) | (1,648) |
| Increase (decrease) in net assets derived from principal transactions | (19) | (10,264) | (23) | (1,648) |
| Total increase (decrease) in net assets | (16) | (6,522) | (19) | 1,161 |
| **Net assets at December 31, 2020** | $ 43 | $ 126,192 | $ 146 | $ 45,069 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya International Index Portfolio - Class S | Voya Russell™ Large Cap Growth Index Portfolio - Class I | Voya Russell™ Large Cap Growth Index Portfolio - Class S | Voya Russell™ Large Cap Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 7 | $ 66,554 | $ 1,671 | $ 130,188 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (72) | 3 | 1,331 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | — | 6,581 | 186 | 10,287 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 1 | 16,432 | 415 | 28,469 |
| Net increase (decrease) in net assets resulting from operations | 1 | 22,941 | 604 | 40,087 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | 7704 | 403 | 7701 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 1 | 7704 | 403 | 7701 |
| Total increase (decrease) in net assets | 2 | 30645 | 1007 | 47788 |
| **Net assets at December 31, 2019** | 9 | 97199 | 2678 | 177976 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (520) | (2) | 1,389 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | — | 10,574 | 472 | 14,540 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 1 | 25,669 | 551 | 23,483 |
| Net increase (decrease) in net assets resulting from operations | 1 | 35,723 | 1,021 | 39,412 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | 7,742 | (127) | 11,868 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 1 | 7,742 | (127) | 11,868 |
| Total increase (decrease) in net assets | 2 | 43,465 | 894 | 51,280 |
| **Net assets at December 31, 2020** | $ 11 | $ 140,664 | $ 3,572 | $ 229,256 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Russell™ Large Cap Index Portfolio - Class S | Voya Russell™ Large Cap Value Index Portfolio - Class I | Voya Russell™ Large Cap Value Index Portfolio - Class S | Voya Russell™ Mid Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 423 | $ 558 | $ 14,982 | $ 15,370 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 7 | 197 | (83) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 42 | 56 | 899 | 2,325 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 77 | 61 | 2,641 | 2,887 |
| Net increase (decrease) in net assets resulting from operations | 122 | 124 | 3,737 | 5,129 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (56) | (146) | 914 | 358 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (56) | (146) | 914 | 358 |
| Total increase (decrease) in net assets | 66 | (22) | 4,651 | 5,487 |
| **Net assets at December 31, 2019** | 489 | 536 | 19,633 | 20,857 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | — | (1) | (168) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 40 | 16 | 903 | 2,538 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 51 | (19) | (919) | 4,099 |
| Net increase (decrease) in net assets resulting from operations | 92 | (3) | (17) | 6,469 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (41) | (40) | 97 | (2,272) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (41) | (40) | 97 | (2,272) |
| Total increase (decrease) in net assets | 51 | (43) | 80 | 4,197 |
| **Net assets at December 31, 2020** | $ 540 | $ 493 | $ 19,713 | $ 25,054 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya Russell™ Mid Cap Index Portfolio - Class I | Voya Russell™ Small Cap Index Portfolio - Class I | Voya Small Company Portfolio - Class I | Voya Small Company Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 140,564 | $ 67,456 | $ 127,882 | $ 129 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,344 | 221 | (799) | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 27,455 | 7,494 | 17,624 | 21 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 12,140 | 9,006 | 13,237 | 12 |
| Net increase (decrease) in net assets resulting from operations | 40,939 | 16,721 | 30,062 | 32 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,289 | 5,349 | (16,500) | 7 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 2,289 | 5,349 | (16,500) | 7 |
| Total increase (decrease) in net assets | 43,228 | 22,070 | 13,562 | 39 |
| **Net assets at December 31, 2019** | 183,792 | 89,526 | 141,444 | 168 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,227 | 245 | (462) | — |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 14,338 | 3,274 | (3,605) | (16) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 11,970 | 13,971 | 16,720 | 29 |
| Net increase (decrease) in net assets resulting from operations | 27,535 | 17,490 | 12,653 | 13 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7,140) | 1,884 | (13,353) | (51) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (7,140) | 1,884 | (13,353) | (51) |
| Total increase (decrease) in net assets | 20,395 | 19,374 | (700) | (38) |
| **Net assets at December 31, 2020** | $ 204,187 | $ 108,900 | $ 140,744 | $ 130 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya U.S. Bond Index Portfolio - Class I | Voya MidCap Opportunities Portfolio - Class I | Voya MidCap Opportunities Portfolio - Class S | Voya SmallCap Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 16,449 | $ 226,057 | $ 1,008 | $ 55,777 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 286 | (1,452) | (5) | (602) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 30 | 27,601 | 118 | 6,533 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 945 | 35,727 | 155 | 7,455 |
| Net increase (decrease) in net assets resulting from operations | 1,261 | 61,876 | 268 | 13,386 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,421 | (21,007) | (195) | (4,931) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 2,421 | (21,007) | (195) | (4,931) |
| Total increase (decrease) in net assets | 3,682 | 40,869 | 73 | 8,455 |
| **Net assets at December 31, 2019** | 20,131 | 266,926 | 1,081 | 64,232 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 526 | (1,978) | (5) | (580) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 544 | 13,250 | 120 | (1,325) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 376 | 90,230 | 295 | 16,909 |
| Net increase (decrease) in net assets resulting from operations | 1,446 | 101,502 | 410 | 15,004 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9,826 | (16,199) | (244) | (4,034) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 9,826 | (16,199) | (244) | (4,034) |
| Total increase (decrease) in net assets | 11,272 | 85,303 | 166 | 10,970 |
| **Net assets at December 31, 2020** | $ 31,403 | $ 352,229 | $ 1,247 | $ 75,202 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Voya SmallCap Opportunities Portfolio - Class S | Wanger International | Wanger Select | Wanger USA |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 104 | $ 35,293 | $ 54,081 | $ 77,471 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 26 | (505) | (433) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 7 | 1,731 | 1,268 | 9,337 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 20 | 7,944 | 13,670 | 14,022 |
| Net increase (decrease) in net assets resulting from operations | 27 | 9,701 | 14,433 | 22,926 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (32) | (3,995) | (7,079) | (4,653) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (32) | (3,995) | (7,079) | (4,653) |
| Total increase (decrease) in net assets | (5) | 5,706 | 7,354 | 18,273 |
| **Net assets at December 31, 2019** | 99 | 40,999 | 61,435 | 95,744 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 474 | (92) | (635) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (6) | (918) | 2,402 | (929) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 20 | 5,288 | 11,679 | 21,083 |
| Net increase (decrease) in net assets resulting from operations | 14 | 4,844 | 13,989 | 19,519 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (55) | (4,263) | (7,218) | (13,176) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (55) | (4,263) | (7,218) | (13,176) |
| Total increase (decrease) in net assets | (41) | 581 | 6,771 | 6,343 |
| **Net assets at December 31, 2020** | $ 58 | $ 41,580 | $ 68,206 | $ 102,087 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2020 and 2019**
*(Dollars in thousands)*

| | Washington Mutual Investors Fund<sup>SM</sup> - Class R-3 | Washington Mutual Investors Fund<sup>SM</sup> - Class R-4 | Wells Fargo Small Company Growth Fund - Administrator Class | Wells Fargo Small Company Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2019** | $ 2,484 | $ 189,561 | $ 6,008 | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | 1,839 | (76) | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 294 | 18,473 | 326 | — |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 108 | 25,513 | 1,208 | 10 |
| Net increase (decrease) in net assets resulting from operations | 418 | 45,825 | 1,458 | 11 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,753) | (2,333) | (390) | 117 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,753) | (2,333) | (390) | 117 |
| Total increase (decrease) in net assets | (1,335) | 43,492 | 1,068 | 128 |
| **Net assets at December 31, 2019** | 1,149 | 233,053 | 7,076 | 128 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | 1,872 | (76) | — |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (1) | 12,949 | 891 | (1) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 18 | (1,043) | 1,168 | 4 |
| Net increase (decrease) in net assets resulting from operations | 27 | 13,778 | 1,983 | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (145) | (13,722) | 328 | — |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (145) | (13,722) | 328 | — |
| Total increase (decrease) in net assets | (118) | 56 | 2,311 | 3 |
| **Net assets at December 31, 2020** | $ 1,031 | $ 233,109 | $ 9,387 | $ 131 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2020 and 2019
*(Dollars in thousands)*

| | Wells Fargo Special Small Cap Value Fund - Class A |
|---|---:|
| **Net assets at January 1, 2019** | $ 99,804 |
| **Increase (decrease) in net assets** | |
| Operations: | |
| Net investment income (loss) | (300) |
| Total realized gain (loss) on investments and capital gains distributions | 6,937 |
| Net unrealized appreciation (depreciation) of investments | 19,158 |
| Net increase (decrease) in net assets resulting from operations | 25,795 |
| Changes from principal transactions: | |
| Total unit transactions | (7,310) |
| Increase (decrease) in net assets derived from principal transactions | (7,310) |
| Total increase (decrease) in net assets | 18,485 |
| **Net assets at December 31, 2019** | 118,289 |
| **Increase (decrease) in net assets** | |
| Operations: | |
| Net investment income (loss) | (662) |
| Total realized gain (loss) on investments and capital gains distributions | 6,284 |
| Net unrealized appreciation (depreciation) of investments | (7,281) |
| Net increase (decrease) in net assets resulting from operations | (1,659) |
| Changes from principal transactions: | |
| Total unit transactions | (9,701) |
| Increase (decrease) in net assets derived from principal transactions | (9,701) |
| Total increase (decrease) in net assets | (11,360) |
| **Net assets at December 31, 2020** | $ 106,929 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2020, the Account had 314 investment divisions (the "Divisions"), 169 of which invest in independently managed mutual funds and 145 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts ("the Trusts").

The Divisions with asset balances at December 31, 2020 and related Trusts are as follows:

**AB Relative Value Fund, Inc.:**
AB Relative Value Fund - Class A
**AB Variable Products Series Fund, Inc.:**
AB VPS Growth and Income Portfolio - Class A
**Aberdeen Funds:**
Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class
**AIM Counselor Series Trust:**
Invesco Capital Appreciation Fund - Class A
Invesco Floating Rate ESG Fund - Class R5
**AIM Equity Funds:**
Invesco Main Street Fund - Class A
**AIM Growth Series (Invesco Growth Series):**
Invesco Main Street Mid Cap Fund® - Class A
**AIM Growth Series:**
Invesco Small Cap Growth Fund - Class A
**AIM International Mutual Funds:**
Invesco International Small-Mid Company Fund - Class Y

Invesco Oppenheimer International Growth Fund - Class Y
**AIM Investment Funds:**
Invesco Developing Markets Fund - Class A
Invesco Developing Markets Fund - Class Y
Invesco Endeavor Fund - Class A
Invesco Health Care Fund - Investor Class
Invesco International Bond Fund - Class A
**AIM Investment Securities Funds:**
Invesco High Yield Fund - Class R5
**AIM Sector Funds:**
Invesco American Value Fund - Class R5
Invesco Energy Fund - Class R5
Invesco Gold & Special Minerals Fund - Class A
Invesco Small Cap Value Fund - Class A
**AIM Variable Insurance Funds:**
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I
Invesco Oppenheimer V.I. Global Fund - Series I

Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I

Invesco Oppenheimer V.I. Main Street Fund - Series I

Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I

Invesco V.I. American Franchise Fund - Series I

Invesco V.I. Core Equity Fund - Series I

**Alger Funds II:**

Alger Responsible Investing Fund - Class A

**Alger Funds:**

Alger Capital Appreciation Fund - Class A

**Allianz Funds:**

AllianzGI Dividend Value Fund - Class A

AllianzGI Large-Cap Value Fund - Institutional Class

AllianzGI Small-Cap Value Fund - Class A

**Amana Mutual Funds Trust:**

Amana Growth Fund - Investor Class

Amana Income Fund - Investor Class

**American Balanced Fund®, Inc.:**

American Balanced Fund® - Class R-3

**American Beacon Funds:**

American Beacon Small Cap Value Fund - Investor Class

**American Century Government Income Trust:**

Inflation-Adjusted Bond Fund - Investor Class

**American Century Quantitative Equity Funds, Inc.:**

American Century Investments® Disciplined Core Value Fund - A Class

**American Funds® Fundamental Investors:**

American Funds® Fundamental Investors® - Class R-3

American Funds® Fundamental Investors® - Class R-4

**American Mutual Fund®:**

American Mutual Fund® - Class R-4

**AMG Funds IV:**

AMG Managers Fairpointe Mid Cap Fund - Class N

**Ariel Investment Trust:**

Ariel Appreciation Fund - Investor Class

Ariel Fund - Investor Class

**Artisan Funds, Inc.:**

Artisan International Fund - Investor Shares

**BlackRock Equity Dividend Fund:**

BlackRock Equity Dividend Fund - Investor A Shares

**BlackRock Funds℠:**

BlackRock Health Sciences Opportunities Portfolio - Institutional Shares

BlackRock Health Sciences Opportunities Portfolio - Investor A Shares

**BlackRock Mid Cap Dividend Series, Inc.:**

BlackRock Mid Cap Dividend Fund - Institutional Shares

BlackRock Mid Cap Dividend Fund - Investor A Shares

**Bond Fund of America℠, Inc.:**

Bond Fund of America℠ - Class R-4

**Calvert Responsible Index Series, Inc.:**

Calvert US Large-Cap Core Responsible Index Fund - Class A

**Calvert Variable Series, Inc.:**

Calvert VP SRI Balanced Portfolio

**Capital Income Builder®, Inc.:**

Capital Income Builder® - Class R-4

**Capital World Growth & Income Fund℠, Inc.:**

Capital World Growth & Income Fund℠ - Class R-3

**Cohen & Steers Real Estate Securities Fund, Inc.:**

Cohen & Steers Real Estate Securities Fund, Inc. - Class A

**Cohen & Steers Realty Shares, Inc.:**

Cohen & Steers Realty Shares, Inc.

**Columbia Funds Series Trust:**

Columbia Select Mid Cap Value Fund - Class A Shares

Columbia Select Mid Cap Value Fund - Institutional Class

**Columbia℠ Acorn® Trust:**

Columbia℠ Acorn® Fund - Class A Shares

**CRM Mutual Fund Trust:**

CRM Mid Cap Value Fund - Investor Shares

**Davis Series, Inc.:**

Davis Financial Fund - Class Y

Delaware Small Cap Value Fund - Class A

**Delaware Group® Equity Funds V:**

Delaware Smid Cap Growth Fund - Institutional Class

**Deutsche DWS Investment Trust:**

DWS Small Cap Growth Fund - Class S

**Deutsche DWS Investments VIT Funds:**

DWS Equity 500 Index Fund - Class S

**DFA Investment Dimensions Group, Inc.:**

DFA Emerging Markets Core Equity Portfolio - Institutional Class

DFA Inflation-Protected Securities Portfolio - Institutional Class

DFA U.S. Targeted Value Portfolio - Institutional Class

**Dodge & Cox Funds:**

Dodge & Cox International Stock Fund

Dodge & Cox Stock Fund

**Eaton Vance Special Investment Trust:**

Eaton Vance Large-Cap Value Fund - Class R Shares

**EuroPacific Growth Fund®:**

EuroPacific Growth Fund® - Class R-3

EuroPacific Growth Fund® - Class R-4

**Federated Hermes World Investment Series, Inc.:**

Federated Hermes International Leaders Fund - Institutional Shares

**Fidelity® Contrafund®:**

Fidelity Advisor® New Insights Fund - Class I

**Fidelity® Variable Insurance Products II:**

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

**Fidelity® Variable Insurance Products V:**

Fidelity® VIP Asset Manager Portfolio - Initial Class

**Fidelity® Variable Insurance Products:**

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

**Franklin Mutual Series Fund, Inc.:**

Franklin Mutual Global Discovery Fund - Class R

**Franklin Strategic Series:**

Franklin Biotechnology Discovery Fund - Advisor Class

Franklin Natural Resources Fund - Advisor Class

Franklin Small-Mid Cap Growth Fund - Class A

**Franklin Templeton Variable Insurance Products Trust:**

Franklin Small Cap Value VIP Fund - Class 2

**Goldman Sachs Trust:**

Goldman Sachs Growth Opportunities Fund - Investor Shares

**Growth Fund of America®, Inc.:**

Growth Fund of America® - Class R-3

Growth Fund of America® - Class R-4

**Hartford Mutual Funds, Inc.:**

The Hartford Capital Appreciation Fund - Class R4

The Hartford Dividend And Growth Fund - Class R4

The Hartford International Opportunities Fund - Class R4

**Income Fund of America®:**

Income Fund of America® - Class R-3

**Ivy Funds, Inc.:**

Ivy Science and Technology Fund - Class Y

**Janus Aspen Series:**

Janus Henderson Balanced Portfolio - Institutional Shares

Janus Henderson Enterprise Portfolio - Institutional Shares

Janus Henderson Flexible Bond Portfolio - Institutional Shares

Janus Henderson Global Research Portfolio - Institutional Shares

Janus Henderson Research Portfolio - Institutional Shares

**JPMorgan Trust II:**

JPMorgan Equity Income Fund - Class I Shares

JPMorgan Government Bond Fund - Class I Shares

**Lazard Funds, Inc.:**

Lazard International Equity Portfolio - Open Shares

**Legg Mason Partners Equity Trust:**

ClearBridge Aggressive Growth Fund - Class I

**LKCM Funds:**

LKCM Aquinas Catholic Equity Fund

**Loomis Sayles Funds I:**

Loomis Sayles Small Cap Value Fund - Retail Class

**Loomis Sayles Funds II:**

Loomis Sayles Limited Term Government and Agency Fund - Class Y

**Lord Abbett Developing Growth Fund, Inc.:**

Lord Abbett Developing Growth Fund - Class A

**Lord Abbett Investment Trust:**

Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Short Duration Income Fund - Class R4

**Lord Abbett Mid Cap Stock Fund, Inc.:**

Lord Abbett Mid Cap Stock Fund - Class A

**Lord Abbett Research Fund, Inc.:**

Lord Abbett Small Cap Value Fund - Class A

**Lord Abbett Securities Trust:**

Lord Abbett Fundamental Equity Fund - Class A

**Lord Abbett Series Fund, Inc.:**

Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC

**MainStay Funds Trust:**

MainStay CBRE Real Estate Fund - Class A

**Massachusetts Investors Growth Stock Fund:**

Massachusetts Investors Growth Stock Fund - Class A

**Metropolitan West Funds:**

Metropolitan West Total Return Bond Fund - Class I Shares

Metropolitan West Total Return Bond Fund - Class M Shares

**MFS® Series Trust X:**

MFS® International Intrinsic Value Fund - Class R3

MFS® New Discovery Fund - Class R3

**Neuberger Berman Equity Funds®:**

Neuberger Berman Genesis Fund - Trust Class Shares

Neuberger Berman Sustainable Equity Fund - Institutional Class Shares

Neuberger Berman Sustainable Equity Fund - Trust Class Shares

**New Perspective Fund®:**

New Perspective Fund® - Class R-3

New Perspective Fund® - Class R-4

**New World Fund, Inc.®:**

New World Fund® - Class R-4

**Nuveen Investment Funds, Inc.:**

Nuveen Global Infrastructure Fund - Class I

**Parnassus Income Funds:**

Parnassus Core Equity Fund℠ - Investor Shares

**Pax World Funds Series Trust I:**

Pax Sustainable Allocation Fund - Investor Class

**PIMCO Funds:**

PIMCO CommodityRealReturn Strategy Fund® - Administrative Class

**PIMCO Variable Insurance Trust:**

PIMCO VIT Real Return Portfolio - Administrative Class

**Pioneer Equity Income Fund:**

Pioneer Equity Income Fund - Class Y Shares

**Pioneer High Yield Fund:**

Pioneer High Yield Fund - Class A Shares

**Pioneer Strategic Income Fund:**

Pioneer Strategic Income Fund - Class A Shares

**Pioneer Variable Contracts Trust:**

Pioneer Equity Income VCT Portfolio - Class I

Pioneer High Yield VCT Portfolio - Class I

**Prudential Sector Funds, Inc.:**

PGIM Jennison Utility Fund - Class Z

**RiverSource Investment Series, Inc.:**

Columbia Large Cap Value Fund - Advisor Class

**Royce Fund:**

Royce Total Return Fund - Service Class

**Schwartz Investment Trust:**

Ave Maria Rising Dividend Fund

**SmallCap World Fund, Inc.:**

SMALLCAP World Fund® - Class R-4

**T. Rowe Price Investment Services, Inc.:**

T. Rowe Price Large-Cap Growth Fund - I Class

**T. Rowe Price Mid-Cap Value Fund, Inc.:**

T. Rowe Price Mid-Cap Value Fund - R Class

**T. Rowe Price Value Fund, Inc.:**

T. Rowe Price Value Fund - Advisor Class

**TCW Funds Inc:**

TCW Total Return Bond Fund - Class N

**Templeton Funds, Inc.:**

Templeton Foreign Fund - Class A

**Templeton Income Trust:**

Templeton Global Bond Fund - Advisor Class

Templeton Global Bond Fund - Class A

**Third Avenue Trust:**

Third Avenue Real Estate Value Fund - Institutional Class

**Touchstone Strategic Trust:**

Touchstone Value Fund - Institutional Class

**USAA Mutual Funds Trust:**

USAA Precious Metals and Minerals Fund - Class A Shares

**Vanguard® Bond Index Funds:**

Vanguard® Total Bond Market Index Fund - Admiral™ Shares

Vanguard® Total International Stock Index Fund - Admiral™ Shares

**Vanguard® Variable Insurance Fund:**

Diversified Value Portfolio

Equity Income Portfolio

Small Company Growth Portfolio

**Victory Portfolios:**

Victory Integrity Small-Cap Value Fund - Class Y

Victory Sycamore Established Value Fund - Class A

Victory Sycamore Small Company Opportunity Fund - Class R

**Voya Balanced Portfolio, Inc.:**

Voya Balanced Portfolio - Class I

**Voya Equity Trust:**

Voya Large Cap Value Fund - Class A

**Voya Funds Trust:**

Voya Floating Rate Fund - Class A

Voya GNMA Income Fund - Class A

Voya Intermediate Bond Fund - Class A

**Voya Intermediate Bond Portfolio:**

Voya Intermediate Bond Portfolio - Class I

Voya Intermediate Bond Portfolio - Class S

**Voya Investors Trust:**

Voya Global Perspectives® Portfolio - Class I

Voya High Yield Portfolio - Adviser Class

Voya High Yield Portfolio - Institutional Class

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Adviser Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Service Class

Voya Large Cap Value Portfolio - Adviser Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Limited Maturity Bond Portfolio - Adviser Class

Voya U.S. Stock Index Portfolio - Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Adviser Class

VY® Clarion Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Service Class

VY® Invesco Growth and Income Portfolio - Institutional Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

**Voya Money Market Portfolio:**

Voya Government Money Market Portfolio - Class I

**Voya Mutual Funds:**

Voya Multi-Manager International Small Cap Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class I

**Voya Partners, Inc.:**

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution 2065 Portfolio - Initial Class

Voya Index Solution 2065 Portfolio - Service Class

Voya Index Solution Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Service Class

Voya International High Dividend Low Volatility Portfolio - Adviser Class

Voya International High Dividend Low Volatility Portfolio - Initial Class

Voya International High Dividend Low Volatility Portfolio - Service Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution 2065 Portfolio - Service Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Income Portfolio - Service Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® Invesco Oppenheimer Global Portfolio - Adviser Class

VY® Invesco Oppenheimer Global Portfolio - Initial Class

VY® Invesco Oppenheimer Global Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

**Voya Series Fund, Inc.:**

Voya Corporate Leaders 100 Fund - Class I

**Voya Strategic Allocation Portfolios, Inc.:**

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

**Voya Variable Funds:**

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

**Voya Variable Portfolios, Inc.:**

Voya Global High Dividend Low Volatility Portfolio - Class I

Voya Global High Dividend Low Volatility Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class S

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class I

**Voya Variable Products Trust:**

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class S

**Wanger Advisors Trust:**

Wanger International

Wanger Select

Wanger USA

**Washington Mutual Investors Fund[SM], Inc.:**

Washington Mutual Investors Fund[SM] - Class R-3

Washington Mutual Investors Fund[SM] - Class R-4

**Wells Fargo Funds Trust:**

Wells Fargo Small Company Growth Fund - Administrator Class

Wells Fargo Small Company Value Fund - Class A

Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2020. The following is a summary of current and former names for those Divisions:

| Current Name: | Former Name: |
|---|---|
| **Aberdeen Funds:** | **Aberdeen Funds:** |
| Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class | Aberdeen International Equity Fund - Institutional Class |
| **AIM Counselor Series Trust:** | **AIM Counselor Series Trust:** |
| Invesco Capital Appreciation Fund - Class A | Invesco Oppenheimer Capital Appreciation Fund - Class A |
| Invesco Floating Rate ESG Fund - Class R5 | Invesco Floating Rate Fund - Class R5 |
| **AIM Equity Funds:** | **AIM Equity Funds:** |
| Invesco Main Street Fund - Class A | Invesco Oppenheimer Main Street Fund - Class A |
| **AIM International Mutual Funds:** | **AIM International Mutual Funds:** |
| Invesco International Small-Mid Company Fund - Class Y | Invesco Oppenheimer International Small-Mid Company Fund - Class Y |
| **AIM Investment Funds:** | **AIM Investment Funds:** |
| Invesco Developing Markets Fund - Class A | Invesco Oppenheimer Developing Markets Fund - Class A |
| Invesco Developing Markets Fund - Class Y | Invesco Oppenheimer Developing Markets Fund - Class Y |
| Invesco International Bond Fund - Class A | Invesco Oppenheimer International Bond Fund - Class A |
| **AIM Sector Funds:** | **AIM Sector Funds:** |
| Invesco Gold & Special Minerals Fund - Class A | Invesco Oppenheimer Gold & Special Minerals Fund - Class A |
| **Allianz Funds:** | **Allianz Funds:** |
| AllianzGI Dividend Value Fund - Class A | AllianzGI NFJ Dividend Value Fund - Class A |
| AllianzGI Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Large-Cap Value Fund - Institutional Class |
| AllianzGI Small-Cap Value Fund - Class A | AllianzGI NFJ Small-Cap Value Fund - Class A |
| **American Century Quantitative Equity Funds, Inc.:** | **American Century Quantitative Equity Funds, Inc.:** |
| American Century Investments® Disciplined Core Value Fund - A Class | Income & Growth Fund - A Class |
| **Federated Hermes World Investment Series, Inc.:** | **Federated International Leaders Fund:** |
| Federated Hermes International Leaders Fund - Institutional Shares | Federated International Leaders Fund - Institutional Shares |
| **MainStay Funds:** | **MainStay Funds:** |
| Mainstay Winslow Large Cap Growth Fund - Class R3 | Mainstay Large Cap Growth Fund - Class R3 |
| **T. Rowe Price Investment Services, Inc.:** | **T. Rowe Price Investment Services, Inc.:** |
| T. Rowe Price Large-Cap Growth Fund - I Class | T. Rowe Price Institutional Large-Cap Growth Fund |
| **Voya Variable Portfolios, Inc.:** | **Voya Variable Portfolios, Inc.:** |
| Voya Global High Dividend Low Volatility Portfolio - Class I | Voya Global Equity Portfolio - Class I |
| Voya Global High Dividend Low Volatility Portfolio - Class S | Voya Global Equity Portfolio - Class S |

During 2020, the following Divisions were closed to contract owners:

| | |
|---|---|
| **AIM Growth Series:** | **Voya Equity Trust:** |
| Invesco Mid Cap Core Equity Fund - Class A | Voya Real Estate Fund - Class A |
| **Columbia℠ Acorn® Trust:** | **Voya Investors Trust:** |
| Columbia℠ Acorn® Fund - Institutional Class | VY® Morgan Stanley Global Franchise Portfolio - Adviser Class |
| **MainStay Funds:** | **Voya Mutual Funds:** |
| Mainstay Winslow Large Cap Growth Fund - Class R3 | Voya Global Real Estate Fund - Class A |
| **USAA Investment Trust:** | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | |

2. **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

*Contract Owner Reserves*

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

*Changes from Principal Transactions*

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

*Subsequent Events*

The Account has evaluated all events through the date the financial statements were issued to determine whether any event required either recognition or disclosure in the financial statements. The Account is not aware of any subsequent events that would have a material effect on the financial statements of the Account except as follows:

On January 4, 2021, Voya Financial, Inc. ("Voya Financial") consummated a series of transactions pursuant to a Master Transaction Agreement (the "Resolution MTA") entered into on December 18, 2019 with Resolution Life U.S. Holdings Inc., a Delaware corporation ("Resolution Life US"), pursuant to which Resolution Life US acquired all of the shares of the capital stock of several subsidiaries of Voya Financial including Security Life of Denver Company ("SLD").

Concurrently with the sale, SLD entered into reinsurance agreements with Reliastar Life Insurance Company ("RLI"), ReliaStar Life Insurance Company of New York ("RLNY"), and Voya Retirement Insurance and Annuity Company ("VRIAC"), each of which is a direct or indirect wholly owned subsidiary of Voya Financial. Pursuant to these agreements, RLI and VRIAC reinsured to SLD a 100% quota share, and RLNY reinsured to SLD a 75% quota share, of their respective individual life insurance and annuities businesses. RLI, RLNY, and VRIAC remain subsidiaries of Voya Financial and remain liable to the underlying policyholders, even if SLD defaults on its obligations with respect to the ceded business.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2020 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2020. The Account had no liabilities as of December 31, 2020.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest

priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a. Quoted prices for similar assets or liabilities in active markets;
  b. Quoted prices for identical or similar assets or liabilities in non-active markets;
  c. Inputs other than quoted market prices that are observable; and
  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

## 4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

*Mortality and Expense Risk Charges*

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

*Asset Based Administrative Charges*

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $75 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.50% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

*Other Contract Charges*

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge up to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit option, as specified in the Contract. These charges are assessed through a reduction in unit values.

*Fees Waived by VRIAC*

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5.  **Related Party Transactions**

Management fees were paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

## 6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2020 follow:

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| **AB Relative Value Fund, Inc.:** | | |
| AB Relative Value Fund - Class A | $       5 | $       10 |
| **AB Variable Products Series Fund, Inc.:** | | |
| AB VPS Growth and Income Portfolio - Class A | 61 | 82 |
| **Aberdeen Funds:** | | |
| Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class | 2,719 | 1,213 |
| **AIM Counselor Series Trust:** | | |
| Invesco Capital Appreciation Fund - Class A | 11 | 23 |
| **AIM Equity Funds:** | | |
| Invesco Floating Rate ESG Fund - Class R5 | 63 | 99 |
| Invesco Main Street Fund - Class A | 449 | 681 |
| **AIM Growth Series (Invesco Growth Series):** | | |
| Invesco Main Street Mid Cap Fund® - Class A | 3,392 | 573 |
| **AIM Growth Series:** | | |
| Invesco Mid Cap Core Equity Fund - Class A | 280 | 3,291 |
| Invesco Small Cap Growth Fund - Class A | 53 | 12 |
| **AIM International Mutual Funds:** | | |
| Invesco International Growth Fund - Class R5 | 203 | 103 |
| Invesco International Small-Mid Company Fund - Class Y | 203 | 61 |
| Invesco Oppenheimer International Growth Fund - Class Y | 291 | 744 |
| **AIM Investment Funds:** | | |
| Invesco Developing Markets Fund - Class A | 1,793 | 31,988 |
| Invesco Developing Markets Fund - Class Y | 2,864 | 8,896 |
| Invesco Endeavor Fund - Class A | 3 | 2 |
| Invesco Health Care Fund - Investor Class | 17 | 46 |
| Invesco International Bond Fund - Class A | 7 | 39 |
| **AIM Investment Securities Funds:** | | |
| Invesco High Yield Fund - Class R5 | 256 | 634 |
| **AIM Sector Funds:** | | |
| Invesco American Value Fund - Class R5 | 359 | 521 |
| Invesco Energy Fund - Class R5 | 36 | 32 |
| Invesco Gold & Special Minerals Fund - Class A | 77 | 3 |
| Invesco Small Cap Value Fund - Class A | 2 | 1 |
| **AIM Variable Insurance Funds:** | | |
| Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I | 2 | 2 |
| Invesco Oppenheimer V.I. Global Fund - Series I | 13 | 10 |
| Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I | 6 | 1 |
| Invesco Oppenheimer V.I. Main Street Fund - Series I | 8 | 10 |
| Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I | 2,038 | 5,416 |
| Invesco V.I. American Franchise Fund - Series I | 8,074 | 5,260 |
| Invesco V.I. Core Equity Fund - Series I | 8,298 | 3,228 |
| **Alger Funds II:** | | |
| Alger Responsible Investing Fund - Class A | 5,024 | 1,467 |
| **Alger Funds:** | | |
| Alger Capital Appreciation Fund - Class A | 52 | 15 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| **Allianz Funds:** | | |
| AllianzGI Dividend Value Fund - Class A | $ 4 | $ 53 |
| AllianzGI Large-Cap Value Fund - Institutional Class | — | — |
| AllianzGI Small-Cap Value Fund - Class A | 1 | 4 |
| **Amana Mutual Funds Trust:** | | |
| Amana Growth Fund - Investor Class | 10,715 | 10,199 |
| Amana Income Fund - Investor Class | 7,379 | 8,788 |
| **American Balanced Fund®, Inc.:** | | |
| American Balanced Fund® - Class R-3 | 246 | 470 |
| **American Beacon Funds:** | | |
| American Beacon Small Cap Value Fund - Investor Class | 15 | 368 |
| **American Century Government Income Trust:** | | |
| Inflation-Adjusted Bond Fund - Investor Class | 10,487 | 4,277 |
| **American Century Quantitative Equity Funds, Inc.:** | | |
| American Century Investments® Disciplined Core Value Fund - A Class | 2,503 | 1,776 |
| **American Funds® Fundamental Investors:** | | |
| American Funds® Fundamental Investors® - Class R-3 | 82 | 185 |
| American Funds® Fundamental Investors® - Class R-4 | 6,343 | 13,137 |
| **American Mutual Fund®:** | | |
| American Mutual Fund® - Class R-4 | 643 | 1,536 |
| **AMG Funds IV:** | | |
| AMG Managers Fairpointe Mid Cap Fund - Class N | 1,753 | 3,321 |
| **Ariel Investment Trust:** | | |
| Ariel Appreciation Fund - Investor Class | 19 | 88 |
| Ariel Fund - Investor Class | 989 | 1,929 |
| **Artisan Funds, Inc.:** | | |
| Artisan International Fund - Investor Shares | 990 | 1,683 |
| **BlackRock Equity Dividend Fund:** | | |
| BlackRock Equity Dividend Fund - Investor A Shares | 210 | 90 |
| **BlackRock Funds<sup>SM</sup>:** | | |
| BlackRock Health Sciences Opportunities Portfolio - Institutional Shares | 3,991 | 1,707 |
| BlackRock Health Sciences Opportunities Portfolio - Investor A Shares | 7,901 | 4,385 |
| **BlackRock Mid Cap Dividend Series, Inc.:** | | |
| BlackRock Mid Cap Dividend Fund - Institutional Shares | 47 | 26 |
| BlackRock Mid Cap Dividend Fund - Investor A Shares | 1,204 | 2,114 |
| **Bond Fund of America<sup>SM</sup>, Inc.:** | | |
| Bond Fund of America<sup>SM</sup> - Class R-4 | 15,418 | 5,235 |
| **Calvert Responsible Index Series, Inc.:** | | |
| Calvert US Large-Cap Core Responsible Index Fund - Class A | 6 | — |
| **Calvert Variable Series, Inc.:** | | |
| Calvert VP SRI Balanced Portfolio | 5,065 | 4,512 |
| **Capital Income Builder®, Inc.:** | | |
| Capital Income Builder® - Class R-4 | 2,808 | 1,203 |
| **Capital World Growth & Income Fund<sup>SM</sup>, Inc.:** | | |
| Capital World Growth & Income Fund<sup>SM</sup> - Class R-3 | 57 | 100 |
| **Cohen & Steers Real Estate Securities Fund, Inc.:** | | |
| Cohen & Steers Real Estate Securities Fund, Inc. - Class A | 980 | 543 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| **Cohen & Steers Realty Shares, Inc.:** | | |
| Cohen & Steers Realty Shares, Inc. | $ 1,576 | $ 2,992 |
| Columbia<sup>SM</sup> Acorn® Fund - Class A Shares | 22 | 1 |
| **Columbia<sup>SM</sup> Acorn® Trust:** | | |
| Columbia<sup>SM</sup> Acorn® Fund - Institutional Class | 2 | 11 |
| **Columbia Funds Series Trust:** | | |
| Columbia Select Mid Cap Value Fund - Class A Shares | 553 | 1,064 |
| Columbia Select Mid Cap Value Fund - Institutional Class | — | — |
| **CRM Mutual Fund Trust:** | | |
| CRM Mid Cap Value Fund - Investor Shares | 2 | 48 |
| **Davis Series, Inc.:** | | |
| Davis Financial Fund - Class Y | 17 | 22 |
| Delaware Small Cap Value Fund - Class A | 854 | 964 |
| **Delaware Group® Equity Funds V:** | | |
| Delaware Smid Cap Growth Fund - Institutional Class | 4,652 | 1,703 |
| **Deutsche DWS Investment Trust:** | | |
| DWS Small Cap Growth Fund - Class S | 6 | 7 |
| **Deutsche DWS Investments VIT Funds:** | | |
| DWS Equity 500 Index Fund - Class S | 323 | 30 |
| DFA Emerging Markets Core Equity Portfolio - Institutional Class | 544 | 406 |
| **DFA Investment Dimensions Group, Inc.:** | | |
| DFA Inflation-Protected Securities Portfolio - Institutional Class | 1,577 | 638 |
| DFA U.S. Targeted Value Portfolio - Institutional Class | 3,067 | 1,481 |
| **Dodge & Cox Funds:** | | |
| Dodge & Cox International Stock Fund | 17 | 7 |
| **Eaton Vance Special Investment Trust:** | | |
| Dodge & Cox Stock Fund | 34 | 15 |
| Eaton Vance Large-Cap Value Fund - Class R Shares | — | — |
| **EuroPacific Growth Fund®:** | | |
| EuroPacific Growth Fund® - Class R-3 | 239 | 456 |
| EuroPacific Growth Fund® - Class R-4 | 3,708 | 29,772 |
| **Federated Hermes World Investment Series, Inc.:** | | |
| Federated Hermes International Leaders Fund - Institutional Shares | 20 | 10 |
| **Fidelity® Contrafund®:** | | |
| Fidelity Advisor® New Insights Fund - Class I | 913 | 2,871 |
| **Fidelity® Variable Insurance Products II:** | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 13,256 | 159,684 |
| **Fidelity® Variable Insurance Products V:** | | |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 20,408 | 38,724 |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | 1,278 | 2,302 |
| **Fidelity® Variable Insurance Products:** | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 16,484 | 24,898 |
| Fidelity® VIP Growth Portfolio - Initial Class | 55,586 | 36,581 |
| Fidelity® VIP High Income Portfolio - Initial Class | 1,268 | 951 |
| **Franklin Mutual Series Fund, Inc.:** | | |
| Fidelity® VIP Overseas Portfolio - Initial Class | 2,053 | 6,474 |
| Franklin Mutual Global Discovery Fund - Class R | 106 | 171 |
| **Franklin Strategic Series:** | | |
| Franklin Biotechnology Discovery Fund - Advisor Class | 144 | 55 |
| Franklin Natural Resources Fund - Advisor Class | 48 | 40 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| **Franklin Strategic Series (continued):** | | |
| Franklin Small-Mid Cap Growth Fund - Class A | $ 96 | $ 279 |
| **Franklin Templeton Variable Insurance Products Trust:** | | |
| Franklin Small Cap Value VIP Fund - Class 2 | 9,298 | 10,693 |
| **Goldman Sachs Trust:** | | |
| Goldman Sachs Growth Opportunities Fund - Investor Shares | 70 | 13 |
| **Growth Fund of America®, Inc.:** | | |
| Growth Fund of America® - Class R-3 | 904 | 1,408 |
| Growth Fund of America® - Class R-4 | 27,080 | 49,253 |
| **Hartford Mutual Funds, Inc.:** | | |
| The Hartford Capital Appreciation Fund - Class R4 | — | — |
| The Hartford Dividend And Growth Fund - Class R4 | 1 | 5 |
| The Hartford International Opportunities Fund - Class R4 | 530 | 205 |
| **Income Fund of America®:** | | |
| Income Fund of America® - Class R-3 | 119 | 212 |
| **Ivy Funds, Inc.:** | | |
| Ivy Science and Technology Fund - Class Y | 12,207 | 6,811 |
| **Janus Aspen Series:** | | |
| Janus Henderson Balanced Portfolio - Institutional Shares | 6 | 2 |
| Janus Henderson Enterprise Portfolio - Institutional Shares | 31 | 53 |
| Janus Henderson Flexible Bond Portfolio - Institutional Shares | — | — |
| Janus Henderson Global Research Portfolio - Institutional Shares | 5 | 18 |
| Janus Henderson Research Portfolio - Institutional Shares | 7 | 2 |
| **JPMorgan Trust II:** | | |
| JPMorgan Equity Income Fund - Class I Shares | 6,616 | 1,584 |
| **Lazard Funds, Inc.:** | | |
| JPMorgan Government Bond Fund - Class I Shares | 5,990 | 2,869 |
| **Legg Mason Partners Equity Trust:** | | |
| Lazard International Equity Portfolio - Open Shares | 410 | 352 |
| ClearBridge Aggressive Growth Fund - Class I | 90 | 34 |
| **LKCM Funds:** | | |
| LKCM Aquinas Catholic Equity Fund | 9 | 1 |
| **Loomis Sayles Funds I:** | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 1,164 | 1,609 |
| **Loomis Sayles Funds II:** | | |
| Loomis Sayles Limited Term Government and Agency Fund - Class Y | 1,081 | 433 |
| **Lord Abbett Developing Growth Fund, Inc.:** | | |
| Lord Abbett Developing Growth Fund - Class A | 81 | 29 |
| **Lord Abbett Investment Trust:** | | |
| Lord Abbett Core Fixed Income Fund - Class A | 8 | 1 |
| Lord Abbett Short Duration Income Fund - Class R4 | 3,146 | 1,716 |
| **Lord Abbett Mid Cap Stock Fund, Inc.:** | | |
| Lord Abbett Mid Cap Stock Fund - Class A | 76 | 386 |
| **Lord Abbett Research Fund, Inc.:** | | |
| Lord Abbett Small Cap Value Fund - Class A | 16 | 91 |
| **Lord Abbett Securities Trust:** | | |
| Lord Abbett Fundamental Equity Fund - Class A | 6 | 1 |
| **Lord Abbett Series Fund, Inc.:** | | |
| Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC | 1,767 | 8,464 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| **MainStay Funds Trust:** | | |
| MainStay CBRE Real Estate Fund - Class A | $ 807 | $ 66 |
| **MainStay Funds:** | | |
| Mainstay Winslow Large Cap Growth Fund - Class R3 | 1 | 4 |
| **Massachusetts Investors Growth Stock Fund:** | | |
| Massachusetts Investors Growth Stock Fund - Class A | 55 | 36 |
| **Metropolitan West Funds:** | | |
| Metropolitan West Total Return Bond Fund - Class I Shares | 8,408 | 2,190 |
| Metropolitan West Total Return Bond Fund - Class M Shares | 8,433 | 6,467 |
| **MFS® Series Trust X:** | | |
| MFS® International Intrinsic Value Fund - Class R3 | 323 | 954 |
| **Neuberger Berman Equity Funds®:** | | |
| Neuberger Berman Genesis Fund - Trust Class Shares | 227 | 60 |
| MFS® New Discovery Fund - Class R3 | 70 | 46 |
| Neuberger Berman Sustainable Equity Fund - Institutional Class Shares | 1,376 | 362 |
| Neuberger Berman Sustainable Equity Fund - Trust Class Shares | 1,656 | 1,596 |
| **New Perspective Fund®:** | | |
| New Perspective Fund® - Class R-3 | 208 | 205 |
| New Perspective Fund® - Class R-4 | 33,964 | 13,066 |
| **New World Fund, Inc.®:** | | |
| New World Fund® - Class R-4 | 214 | 506 |
| **Nuveen Investment Funds, Inc.:** | | |
| Nuveen Global Infrastructure Fund - Class I | 346 | 683 |
| **Parnassus Income Funds:** | | |
| Parnassus Core Equity Fund℠ - Investor Shares | 6,898 | 4,938 |
| **Pax World Funds Series Trust I:** | | |
| Pax Sustainable Allocation Fund - Investor Class | 2,733 | 3,409 |
| **PIMCO Funds:** | | |
| PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | 518 | 367 |
| **PIMCO Variable Insurance Trust:** | | |
| PIMCO VIT Real Return Portfolio - Administrative Class | 11,428 | 10,452 |
| **Pioneer Equity Income Fund:** | | |
| Pioneer Equity Income Fund - Class Y Shares | 310 | 6,071 |
| **Pioneer High Yield Fund:** | | |
| Pioneer High Yield Fund - Class A Shares | 61 | 343 |
| **Pioneer Strategic Income Fund:** | | |
| Pioneer Strategic Income Fund - Class A Shares | 281 | 157 |
| **Pioneer Variable Contracts Trust:** | | |
| Pioneer Equity Income VCT Portfolio - Class I | — | — |
| Pioneer High Yield VCT Portfolio - Class I | 1,807 | 2,183 |
| **Prudential Sector Funds, Inc.:** | | |
| PGIM Jennison Utility Fund - Class Z | 36 | 56 |
| **RiverSource Investment Series, Inc.:** | | |
| Columbia Large Cap Value Fund - Advisor Class | 1,284 | 2,540 |
| **Royce Fund:** | | |
| Royce Total Return Fund - Service Class | 7 | 2 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| **Schwartz Investment Trust:** | | |
| Ave Maria Rising Dividend Fund | $ 671 | $ 1,799 |
| **SmallCap World Fund, Inc.:** | | |
| SMALLCAP World Fund® - Class R-4 | 4,107 | 3,360 |
| **T. Rowe Price Investment Services, Inc.:** | | |
| T. Rowe Price Large-Cap Growth Fund - I Class | 6,692 | 3,026 |
| **T. Rowe Price Mid-Cap Value Fund, Inc.:** | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 20 | 22 |
| **T. Rowe Price Value Fund, Inc.:** | | |
| T. Rowe Price Value Fund - Advisor Class | 75 | 129 |
| **TCW Funds Inc:** | | |
| TCW Total Return Bond Fund - Class N | 7,930 | 3,125 |
| **Templeton Funds, Inc.:** | | |
| Templeton Foreign Fund - Class A | 28 | 16 |
| **Templeton Income Trust:** | | |
| Templeton Global Bond Fund - Advisor Class | 2,419 | 3,967 |
| Templeton Global Bond Fund - Class A | 6,697 | 15,533 |
| **Third Avenue Trust:** | | |
| Third Avenue Real Estate Value Fund - Institutional Class | 9 | 3 |
| **Touchstone Strategic Trust:** | | |
| Touchstone Value Fund - Institutional Class | 3,410 | 1,532 |
| **USAA Investment Trust:** | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | 6,744 | 29,986 |
| **USAA Mutual Funds Trust:** | | |
| USAA Precious Metals and Minerals Fund - Class A Shares | 26,850 | 5,837 |
| **Vanguard® Bond Index Funds:** | | |
| Vanguard® Total Bond Market Index Fund - Admiral™ Shares | 112 | 151 |
| Vanguard® Total International Stock Index Fund - Admiral™ Shares | 62 | 1 |
| **Vanguard® Variable Insurance Fund:** | | |
| Diversified Value Portfolio | 22 | 1 |
| Equity Income Portfolio | 23 | 2 |
| Small Company Growth Portfolio | 10 | 2 |
| **Victory Portfolios:** | | |
| Victory Integrity Small-Cap Value Fund - Class Y | 76 | 303 |
| Victory Sycamore Established Value Fund - Class A | 1,986 | 975 |
| **Voya Balanced Portfolio, Inc.:** | | |
| Victory Sycamore Small Company Opportunity Fund - Class R | 2 | 1 |
| Voya Balanced Portfolio - Class I | 13,620 | 24,584 |
| Voya Large Cap Value Fund - Class A | 21 | 8 |
| Voya Real Estate Fund - Class A | 6 | 776 |
| **Voya Funds Trust:** | | |
| Voya Floating Rate Fund - Class A | 381 | 3,310 |
| Voya GNMA Income Fund - Class A | 1,826 | 611 |
| Voya Intermediate Bond Fund - Class A | 430 | 465 |
| **Voya Intermediate Bond Portfolio:** | | |
| Voya Intermediate Bond Portfolio - Class I | 78,694 | 27,319 |

|  | Purchases | Sales |
|---|---|---|
|  | *(Dollars in thousands)* | |
| **Voya Intermediate Bond Portfolio (continued):** | | |
| Voya Intermediate Bond Portfolio - Class S | $ 257 | $ 370 |
| Voya Global Perspectives® Portfolio - Class I | 2,712 | 516 |
| **Voya Investors Trust:** | | |
| Voya High Yield Portfolio - Adviser Class | 2 | 6 |
| Voya High Yield Portfolio - Institutional Class | 11,588 | 14,887 |
| Voya High Yield Portfolio - Service Class | 209 | 254 |
| Voya Large Cap Growth Portfolio - Adviser Class | 11 | 11 |
| Voya Large Cap Growth Portfolio - Institutional Class | 80,563 | 69,280 |
| Voya Large Cap Growth Portfolio - Service Class | 1,701 | 1,216 |
| Voya Large Cap Value Portfolio - Adviser Class | 1 | 2 |
| Voya Large Cap Value Portfolio - Institutional Class | 32,167 | 35,317 |
| Voya Large Cap Value Portfolio - Service Class | 321 | 154 |
| Voya Limited Maturity Bond Portfolio - Adviser Class | 2 | 1 |
| Voya U.S. Stock Index Portfolio - Institutional Class | 7,153 | 8,914 |
| VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | 1 | 2 |
| VY® Clarion Global Real Estate Portfolio - Institutional Class | 10,063 | 10,326 |
| VY® Clarion Real Estate Portfolio - Adviser Class | 4 | 4 |
| VY® Clarion Real Estate Portfolio - Institutional Class | 191 | 223 |
| VY® Clarion Real Estate Portfolio - Service Class | 5,371 | 6,501 |
| VY® Invesco Growth and Income Portfolio - Institutional Class | 7,880 | 5,006 |
| VY® Invesco Growth and Income Portfolio - Service Class | 3,672 | 3,865 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 23 | 117 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 2,827 | 2,203 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | 6,000 | 5,550 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | — | 1 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 4,160 | 5,527 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | 1,797 | 4,932 |
| VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | — | 1 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 81 | 5 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 76,413 | 45,541 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | 133,834 | 80,943 |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | 112 | 244 |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | 7,231 | 10,463 |
| VY® T. Rowe Price International Stock Portfolio - Adviser Class | 5 | 3 |
| VY® T. Rowe Price International Stock Portfolio - Service Class | 1,130 | 1,130 |
| **Voya Money Market Portfolio:** | | |
| Voya Government Money Market Portfolio - Class I | 165,335 | 79,813 |
| **Voya Mutual Funds:** | | |
| Voya Global Real Estate Fund - Class A | 9 | 65 |
| Voya Multi-Manager International Small Cap Fund - Class A | 10 | 19 |
| Voya Multi-Manager International Small Cap Fund - Class I | 506 | 430 |
| **Voya Partners, Inc.:** | | |
| Voya Global Bond Portfolio - Adviser Class | 61 | 225 |
| Voya Global Bond Portfolio - Initial Class | 7,810 | 9,627 |
| Voya Global Bond Portfolio - Service Class | 265 | 147 |
| Voya Index Solution 2025 Portfolio - Initial Class | 3,727 | 9,582 |
| Voya Index Solution 2025 Portfolio - Service 2 Class | 424 | 278 |

|  | Purchases | Sales |
|---|---:|---:|
|  | *(Dollars in thousands)* | |
| **Voya Partners, Inc. (continued):** | | |
| Voya Index Solution 2025 Portfolio - Service Class | $ 3,761 | $ 455 |
| Voya Index Solution 2035 Portfolio - Initial Class | 5,202 | 15,448 |
| Voya Index Solution 2035 Portfolio - Service 2 Class | 557 | 178 |
| Voya Index Solution 2035 Portfolio - Service Class | 1,459 | 2,456 |
| Voya Index Solution 2045 Portfolio - Initial Class | 5,468 | 16,403 |
| Voya Index Solution 2045 Portfolio - Service 2 Class | 535 | 223 |
| Voya Index Solution 2045 Portfolio - Service Class | 1,335 | 271 |
| Voya Index Solution 2055 Portfolio - Initial Class | 4,997 | 9,436 |
| Voya Index Solution 2055 Portfolio - Service 2 Class | 528 | 103 |
| Voya Index Solution 2055 Portfolio - Service Class | 1,849 | 791 |
| Voya Index Solution 2065 Portfolio - Initial Class | 5 | 2 |
| Voya Index Solution 2065 Portfolio - Service Class | 9 | — |
| Voya Index Solution Income Portfolio - Initial Class | 1,214 | 3,687 |
| Voya Index Solution Income Portfolio - Service 2 Class | 51 | 58 |
| Voya Index Solution Income Portfolio - Service Class | 502 | 464 |
| Voya International High Dividend Low Volatility Portfolio - Adviser Class | 38 | 37 |
| Voya International High Dividend Low Volatility Portfolio - Initial Class | 11,298 | 7,144 |
| Voya International High Dividend Low Volatility Portfolio - Service Class | 13 | 9 |
| Voya Solution 2025 Portfolio - Adviser Class | 22 | 207 |
| Voya Solution 2025 Portfolio - Initial Class | 4,904 | 2,412 |
| Voya Solution 2025 Portfolio - Service 2 Class | 652 | 1,972 |
| Voya Solution 2025 Portfolio - Service Class | 19,180 | 17,176 |
| Voya Solution 2035 Portfolio - Adviser Class | 40 | 153 |
| Voya Solution 2035 Portfolio - Initial Class | 4,556 | 2,183 |
| Voya Solution 2035 Portfolio - Service 2 Class | 1,304 | 3,228 |
| Voya Solution 2035 Portfolio - Service Class | 23,404 | 16,907 |
| Voya Solution 2045 Portfolio - Adviser Class | 1 | 1 |
| Voya Solution 2045 Portfolio - Initial Class | 3,454 | 1,831 |
| Voya Solution 2045 Portfolio - Service 2 Class | 1,052 | 2,003 |
| Voya Solution 2045 Portfolio - Service Class | 16,920 | 13,641 |
| Voya Solution 2055 Portfolio - Initial Class | 2,108 | 582 |
| Voya Solution 2055 Portfolio - Service 2 Class | 359 | 820 |
| Voya Solution 2055 Portfolio - Service Class | 8,872 | 3,433 |
| Voya Solution 2065 Portfolio - Service Class | 400 | 72 |
| Voya Solution Balanced Portfolio - Service Class | 1,023 | 587 |
| Voya Solution Income Portfolio - Adviser Class | 11 | 449 |
| Voya Solution Income Portfolio - Initial Class | 3,638 | 1,117 |
| Voya Solution Income Portfolio - Service 2 Class | 340 | 683 |
| Voya Solution Income Portfolio - Service Class | 3,029 | 6,774 |
| Voya Solution Moderately Conservative Portfolio - Service Class | 1,315 | 1,105 |
| VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | 1 | 18 |
| VY® American Century Small-Mid Cap Value Portfolio - Initial Class | 3,340 | 4,805 |
| VY® American Century Small-Mid Cap Value Portfolio - Service Class | 3,150 | 8,968 |
| VY® Baron Growth Portfolio - Adviser Class | 99 | 181 |
| VY® Baron Growth Portfolio - Service Class | 1,885 | 20,437 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| **Voya Partners, Inc. (continued):** | | |
| VY® Columbia Contrarian Core Portfolio - Service Class | $ 1,658 | $ 2,841 |
| VY® Columbia Small Cap Value II Portfolio - Adviser Class | 6 | 4 |
| VY® Columbia Small Cap Value II Portfolio - Service Class | 997 | 762 |
| VY® Invesco Comstock Portfolio - Adviser Class | 20 | 30 |
| VY® Invesco Comstock Portfolio - Service Class | 4,069 | 7,151 |
| VY® Invesco Equity and Income Portfolio - Adviser Class | 89 | 39 |
| VY® Invesco Equity and Income Portfolio - Initial Class | 17,349 | 30,562 |
| VY® Invesco Equity and Income Portfolio - Service Class | 110 | 172 |
| VY® Invesco Oppenheimer Global Portfolio - Adviser Class | 32 | 61 |
| VY® Invesco Oppenheimer Global Portfolio - Initial Class | 27,949 | 71,967 |
| VY® Invesco Oppenheimer Global Portfolio - Service Class | 220 | 130 |
| VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | 38 | 79 |
| VY® JPMorgan Mid Cap Value Portfolio - Initial Class | 2,209 | 2,953 |
| VY® JPMorgan Mid Cap Value Portfolio - Service Class | 5,828 | 8,106 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 72 | 78 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 45,443 | 57,429 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 186 | 283 |
| VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | 59 | 174 |
| VY® T. Rowe Price Growth Equity Portfolio - Initial Class | 38,983 | 54,061 |
| VY® T. Rowe Price Growth Equity Portfolio - Service Class | 442 | 1,032 |
| **Voya Series Fund, Inc.:** | | |
| Voya Corporate Leaders 100 Fund - Class I | 4,520 | 2,052 |
| **Voya Strategic Allocation Portfolios, Inc.:** | | |
| Voya Strategic Allocation Conservative Portfolio - Class I | 6,828 | 4,819 |
| Voya Strategic Allocation Growth Portfolio - Class I | 10,769 | 7,001 |
| Voya Strategic Allocation Moderate Portfolio - Class I | 6,232 | 6,154 |
| **Voya Variable Funds:** | | |
| Voya Growth and Income Portfolio - Class A | 196 | 221 |
| Voya Growth and Income Portfolio - Class I | 128,037 | 138,894 |
| Voya Growth and Income Portfolio - Class S | 53 | 6 |
| **Voya Variable Portfolios, Inc.:** | | |
| Voya Global High Dividend Low Volatility Portfolio - Class I | 2,856 | 10,674 |
| Voya Global High Dividend Low Volatility Portfolio - Class S | 735 | 1,707 |
| Voya Index Plus LargeCap Portfolio - Class I | 42,436 | 41,400 |
| Voya Index Plus LargeCap Portfolio - Class S | 28 | 104 |
| Voya Index Plus MidCap Portfolio - Class I | 5,332 | 32,731 |
| Voya Index Plus MidCap Portfolio - Class S | 2 | 19 |
| **Voya Variable Portfolios, Inc.:** | | |
| Voya Index Plus SmallCap Portfolio - Class I | 4,547 | 13,285 |
| Voya Index Plus SmallCap Portfolio - Class S | 4 | 24 |
| Voya International Index Portfolio - Class I | 4,891 | 5,812 |
| Voya International Index Portfolio - Class S | 1 | — |
| Voya Russell™ Large Cap Growth Index Portfolio - Class I | 27,046 | 15,161 |
| Voya Russell™ Large Cap Growth Index Portfolio - Class S | 534 | 528 |
| Voya Russell™ Large Cap Index Portfolio - Class I | 36,824 | 16,582 |
| Voya Russell™ Large Cap Index Portfolio - Class S | 31 | 53 |
| Voya Russell™ Large Cap Value Index Portfolio - Class I | 52 | 78 |

|  | Purchases | Sales |
|---|---:|---:|
|  | *(Dollars in thousands)* | |
| **Voya Variable Portfolios, Inc. (continued):** | | |
| Voya Russell™ Large Cap Value Index Portfolio - Class S | $ 4,009 | $ 3,379 |
| Voya Russell™ Mid Cap Growth Index Portfolio - Class S | 3,641 | 4,757 |
| Voya Russell™ Mid Cap Index Portfolio - Class I | 33,967 | 17,412 |
| Voya Russell™ Small Cap Index Portfolio - Class I | 15,733 | 8,334 |
| Voya Small Company Portfolio - Class I | 3,987 | 15,668 |
| Voya Small Company Portfolio - Class S | 17 | 65 |
| Voya U.S. Bond Index Portfolio - Class I | 18,616 | 8,108 |
| **Voya Variable Products Trust:** | | |
| Voya MidCap Opportunities Portfolio - Class I | 21,041 | 24,253 |
| Voya MidCap Opportunities Portfolio - Class S | 103 | 286 |
| Voya SmallCap Opportunities Portfolio - Class I | 2,725 | 7,054 |
| Voya SmallCap Opportunities Portfolio - Class S | — | 55 |
| **Wanger Advisors Trust:** | | |
| Wanger International | 3,572 | 6,034 |
| Wanger Select | 8,126 | 8,783 |
| Wanger USA | 11,745 | 16,192 |
| **Washington Mutual Investors Fund[SM], Inc.:** | | |
| Washington Mutual Investors Fund[SM] - Class R-3 | 83 | 203 |
| Washington Mutual Investors Fund[SM] - Class R-4 | 11,443 | 20,238 |
| **Wells Fargo Funds Trust:** | | |
| Wells Fargo Small Company Growth Fund - Administrator Class | 3,197 | 1,725 |
| Wells Fargo Small Company Value Fund - Class A | 9 | 9 |
| Wells Fargo Special Small Cap Value Fund - Class A | 2,102 | 12,434 |

### 7. Changes in Units

The changes in units outstanding were as follows:

| | | Year ended December 31 | | | | |
|---|---|---|---|---|---|---|
| | **2020** | | | **2019** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| **AB Relative Value Fund, Inc.:** | | | | | | |
| AB Relative Value Fund - Class A | 1,317 | 1,597 | (280) | 3,335 | 4,821 | (1,486) |
| **AB Variable Products Series Fund, Inc.:** | | | | | | |
| AB VPS Growth and Income Portfolio - Class A | 899 | 2,861 | (1,962) | 2,225 | 2,268 | (43) |
| **Aberdeen Funds:** | | | | | | |
| Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class | 264,032 | 140,066 | 123,966 | 292,265 | 137,915 | 154,350 |
| **AIM Counselor Series Trust:** | | | | | | |
| Invesco Capital Appreciation Fund - Class A | 282 | 770 | (488) | 14 | 537 | (523) |
| Invesco Floating Rate ESG Fund - Class R5 | 6,052 | 10,229 | (4,177) | 9,672 | 4,336 | 5,336 |
| **AIM Equity Funds:** | | | | | | |
| Invesco Main Street Fund - Class A | 31,355 | 49,700 | (18,345) | 53,070 | 21,659 | 31,411 |
| **AIM Growth Series (Invesco Growth Series):** | | | | | | |
| Invesco Main Street Mid Cap Fund® - Class A | 328,556 | 53,478 | 275,078 | — | — | — |
| **AIM Growth Series:** | | | | | | |
| Invesco Mid Cap Core Equity Fund - Class A | 12,154 | 166,562 | (154,408) | 33,263 | 34,147 | (884) |
| Invesco Small Cap Growth Fund - Class A | 745 | 280 | 465 | 477 | 443 | 34 |
| **AIM International Mutual Funds:** | | | | | | |
| Invesco International Growth Fund - Class R5 | 9,675 | 7,721 | 1,954 | 12,166 | 8,394 | 3,772 |
| Invesco International Small-Mid Company Fund - Class Y | 8,574 | 4,261 | 4,313 | 11,983 | 4,697 | 7,286 |
| Invesco Oppenheimer International Growth Fund - Class Y | 22,561 | 60,717 | (38,156) | 17,380 | 4,948 | 12,432 |
| **AIM Investment Funds:** | | | | | | |
| Invesco Developing Markets Fund - Class A | 315,848 | 764,251 | (448,403) | 426,872 | 688,892 | (262,020) |
| Invesco Developing Markets Fund - Class Y | 318,076 | 753,578 | (435,502) | 398,801 | 618,572 | (219,771) |
| Invesco Endeavor Fund - Class A | 73 | 88 | (15) | 426 | 72 | 354 |
| Invesco Health Care Fund - Investor Class | 137 | 506 | (369) | 664 | 1,292 | (628) |
| Invesco International Bond Fund - Class A | 4,110 | 7,034 | (2,924) | 4,243 | 12,270 | (8,027) |

| | Year ended December 31 | | | | | |
| | 2020 | | | 2019 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| **AIM Investment Securities Funds:** | | | | | | |
| Invesco High Yield Fund - Class R5 | 20,748 | 56,571 | (35,823) | 20,350 | 3,047 | 17,303 |
| **AIM Sector Funds:** | | | | | | |
| Invesco American Value Fund - Class R5 | 34,366 | 47,623 | (13,257) | 26,112 | 20,680 | 5,432 |
| Invesco Energy Fund - Class R5 | 9,471 | 7,671 | 1,800 | 6,685 | 6,453 | 232 |
| Invesco Gold & Special Minerals Fund - Class A | 8,965 | 432 | 8,533 | 1,998 | 322 | 1,676 |
| Invesco Small Cap Value Fund - Class A | 445 | 399 | 46 | 164 | 1,147 | (983) |
| **AIM Variable Insurance Funds:** | | | | | | |
| Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I | 9,741 | 9,839 | (98) | 10,446 | 10,549 | (103) |
| Invesco Oppenheimer V.I. Global Fund - Series I | 37 | 209 | (172) | 22 | 226 | (204) |
| Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I | — | — | — | — | 33 | (33) |
| Invesco Oppenheimer V.I. Main Street Fund - Series I | 37,670 | 38,050 | (380) | 39,868 | 40,268 | (400) |
| Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I | 127,078 | 258,294 | (131,216) | 518,673 | 363,322 | 155,351 |
| Invesco V.I. American Franchise Fund - Series I | 184,633 | 173,985 | 10,648 | 108,396 | 156,416 | (48,020) |
| Invesco V.I. Core Equity Fund - Series I | 257,231 | 352,192 | (94,961) | 241,418 | 408,840 | (167,422) |
| **Alger Funds II:** | | | | | | |
| Alger Responsible Investing Fund - Class A | 140,151 | 70,910 | 69,241 | 50,023 | 79,869 | (29,846) |
| **Alger Funds:** | | | | | | |
| Alger Capital Appreciation Fund - Class A | 693 | 372 | 321 | 624 | 1,392 | (768) |
| **Allianz Funds:** | | | | | | |
| AllianzGI Dividend Value Fund - Class A | 1,589 | 3,656 | (2,067) | 78 | 4,261 | (4,183) |
| AllianzGI Large-Cap Value Fund - Institutional Class | — | — | — | — | — | — |
| AllianzGI Small-Cap Value Fund - Class A | 310 | 470 | (160) | 3,377 | 11,620 | (8,243) |
| **Amana Mutual Funds Trust:** | | | | | | |
| Amana Growth Fund - Investor Class | 528,987 | 556,716 | (27,729) | 778,123 | 499,788 | 278,335 |
| Amana Income Fund - Investor Class | 262,384 | 472,081 | (209,697) | 339,910 | 612,717 | (272,807) |
| **American Balanced Fund®, Inc.:** | | | | | | |
| American Balanced Fund® - Class R-3 | 32,507 | 44,749 | (12,242) | 28,750 | 78,420 | (49,670) |
| **American Beacon Funds:** | | | | | | |
| American Beacon Small Cap Value Fund - Investor Class | 1,501 | 28,578 | (27,077) | 10,473 | 4,201 | 6,272 |
| **American Century Government Income Trust:** | | | | | | |
| Inflation-Adjusted Bond Fund - Investor Class | 1,250,660 | 726,494 | 524,166 | 374,317 | 715,819 | (341,502) |
| **American Century Quantitative Equity Funds, Inc.:** | | | | | | |
| American Century Investments® Disciplined Core Value Fund - A Class | 54,472 | 90,648 | (36,176) | 52,307 | 68,726 | (16,419) |

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| **American Funds® Fundamental Investors:** | | | | | | |
| American Funds® Fundamental Investors® - Class R-3 | 38,622 | 45,737 | (7,115) | 26,084 | 27,923 | (1,839) |
| American Funds® Fundamental Investors® - Class R-4 | 528,541 | 913,736 | (385,195) | 639,733 | 724,054 | (84,321) |
| **American Mutual Fund®:** | | | | | | |
| American Mutual Fund® - Class R-4 | 30,022 | 67,900 | (37,878) | 31,781 | 347,268 | (315,487) |
| **AMG Funds IV:** | | | | | | |
| AMG Managers Fairpointe Mid Cap Fund - Class N | 113,141 | 269,952 | (156,811) | 553,278 | 496,985 | 56,293 |
| **Ariel Investment Trust:** | | | | | | |
| Ariel Appreciation Fund - Investor Class | 633 | 3,488 | (2,855) | 1,465 | 12,911 | (11,446) |
| Ariel Fund - Investor Class | 49,073 | 114,681 | (65,608) | 78,211 | 109,737 | (31,526) |
| **Artisan Funds, Inc.:** | | | | | | |
| Artisan International Fund - Investor Shares | 91,797 | 160,320 | (68,523) | 131,596 | 232,713 | (101,117) |
| **BlackRock Equity Dividend Fund:** | | | | | | |
| BlackRock Equity Dividend Fund - Investor A Shares | 16,740 | 14,338 | 2,402 | 5,512 | 5,681 | (169) |
| **BlackRock Funds$^{SM}$:** | | | | | | |
| BlackRock Health Sciences Opportunities Portfolio - Institutional Shares | 260,447 | 148,754 | 111,693 | 171,068 | 200,796 | (29,728) |
| BlackRock Health Sciences Opportunities Portfolio - Investor A Shares | 682,785 | 533,629 | 149,156 | 440,543 | 626,573 | (186,030) |
| **BlackRock Mid Cap Dividend Series, Inc.:** | | | | | | |
| BlackRock Mid Cap Dividend Fund - Institutional Shares | 3,789 | 2,309 | 1,480 | 2,289 | 345 | 1,944 |
| BlackRock Mid Cap Dividend Fund - Investor A Shares | 63,111 | 100,950 | (37,839) | 52,704 | 69,628 | (16,924) |
| **Bond Fund of America$^{SM}$, Inc.:** | | | | | | |
| Bond Fund of America$^{SM}$ - Class R-4 | 1,323,851 | 630,398 | 693,453 | 441,892 | 158,976 | 282,916 |
| **Calvert Responsible Index Series, Inc.:** | | | | | | |
| Calvert US Large-Cap Core Responsible Index Fund - Class A | 490 | — | 490 | 689 | 7 | 682 |
| **Calvert Variable Series, Inc.:** | | | | | | |
| Calvert VP SRI Balanced Portfolio | 228,012 | 270,814 | (42,802) | 267,703 | 320,256 | (52,553) |
| **Capital Income Builder®, Inc.:** | | | | | | |
| Capital Income Builder® - Class R-4 | 274,154 | 147,622 | 126,532 | 175,704 | 118,564 | 57,140 |
| **Capital World Growth & Income Fund$^{SM}$, Inc.:** | | | | | | |
| Capital World Growth & Income Fund$^{SM}$ - Class R-3 | 23,447 | 25,424 | (1,977) | 12,059 | 14,324 | (2,265) |
| **Cohen & Steers Real Estate Securities Fund, Inc.:** | | | | | | |
| Cohen & Steers Real Estate Securities Fund, Inc. - Class A | 95,036 | 64,559 | 30,477 | 117,402 | 18,190 | 99,212 |

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| **Cohen & Steers Realty Shares, Inc.:** | | | | | | |
| Cohen & Steers Realty Shares, Inc. | 114,153 | 210,598 | (96,445) | 242,096 | 180,546 | 61,550 |
| **Columbia<sup>SM</sup> Acorn® Trust:** | | | | | | |
| Columbia<sup>SM</sup> Acorn® Fund - Class A Shares | 2,775 | 2,583 | 192 | 101 | 282 | (181) |
| Columbia<sup>SM</sup> Acorn® Fund - Institutional Class | 50 | 397 | (347) | 98 | — | 98 |
| **Columbia Funds Series Trust:** | | | | | | |
| Columbia Select Mid Cap Value Fund - Class A Shares | 37,433 | 73,545 | (36,112) | 48,189 | 175,999 | (127,810) |
| Columbia Select Mid Cap Value Fund - Institutional Class | — | — | — | — | — | — |
| **CRM Mutual Fund Trust:** | | | | | | |
| CRM Mid Cap Value Fund - Investor Shares | 1,702 | 3,436 | (1,734) | 277 | 8,232 | (7,955) |
| **Davis Series, Inc.:** | | | | | | |
| Davis Financial Fund - Class Y | 3,372 | 3,829 | (457) | 1,220 | 476 | 744 |
| **Delaware Group® Equity Funds V:** | | | | | | |
| Delaware Small Cap Value Fund - Class A | 72,017 | 81,796 | (9,779) | 87,811 | 105,945 | (18,134) |
| Delaware Smid Cap Growth Fund - Institutional Class | 148,873 | 102,688 | 46,185 | 169,373 | 98,871 | 70,502 |
| **Deutsche DWS Investment Trust:** | | | | | | |
| DWS Small Cap Growth Fund - Class S | 581 | 735 | (154) | 412 | 262 | 150 |
| **Deutsche DWS Investments VIT Funds:** | | | | | | |
| DWS Equity 500 Index Fund - Class S | 3,774 | 849 | 2,925 | 2,925 | 3,449 | (524) |
| **DFA Investment Dimensions Group, Inc.:** | | | | | | |
| DFA Emerging Markets Core Equity Portfolio - Institutional Class | 48,370 | 40,640 | 7,730 | 60,055 | 35,497 | 24,558 |
| DFA Inflation-Protected Securities Portfolio - Institutional Class | 139,151 | 63,354 | 75,797 | 57,794 | 41,991 | 15,803 |
| DFA U.S. Targeted Value Portfolio - Institutional Class | 306,886 | 179,439 | 127,447 | 286,756 | 138,695 | 148,061 |
| **Dodge & Cox Funds:** | | | | | | |
| Dodge & Cox International Stock Fund | 5,951 | 5,422 | 529 | 2,022 | 1,128 | 894 |
| Dodge & Cox Stock Fund | 2,016 | 1,515 | 501 | 872 | 2,789 | (1,917) |
| **Eaton Vance Special Investment Trust:** | | | | | | |
| Eaton Vance Large-Cap Value Fund - Class R Shares | — | — | — | — | 35 | (35) |
| **EuroPacific Growth Fund®:** | | | | | | |
| EuroPacific Growth Fund® - Class R-3 | 50,874 | 58,443 | (7,569) | 35,315 | 81,016 | (45,701) |
| EuroPacific Growth Fund® - Class R-4 | 1,205,452 | 2,171,460 | (966,008) | 2,618,134 | 3,575,657 | (957,523) |

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| **Federated Hermes World Investment Series, Inc.:** | | | | | | |
| Federated Hermes International Leaders Fund - Institutional Shares | 1,555 | 742 | 813 | 576 | — | 576 |
| **Fidelity® Contrafund®:** | | | | | | |
| Fidelity Advisor® New Insights Fund - Class I | 50,431 | 150,722 | (100,291) | 40,493 | 15,596 | 24,897 |
| **Fidelity® Variable Insurance Products II:** | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 3,887,687 | 6,064,667 | (2,176,980) | 8,953,210 | 8,520,864 | 432,346 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 588,167 | 873,348 | (285,181) | 498,139 | 453,664 | 44,475 |
| **Fidelity® Variable Insurance Products V:** | | | | | | |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | 35,974 | 70,753 | (34,779) | 29,716 | 46,510 | (16,794) |
| **Fidelity® Variable Insurance Products:** | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 1,862,610 | 2,320,354 | (457,744) | 2,276,592 | 2,848,729 | (572,137) |
| Fidelity® VIP Growth Portfolio - Initial Class | 1,257,660 | 1,528,598 | (270,938) | 7,629,004 | 8,345,272 | (716,268) |
| Fidelity® VIP High Income Portfolio - Initial Class | 82,662 | 82,935 | (273) | 70,801 | 81,116 | (10,315) |
| Fidelity® VIP Overseas Portfolio - Initial Class | 153,068 | 345,859 | (192,791) | 120,295 | 240,637 | (120,342) |
| **Franklin Mutual Series Fund, Inc.:** | | | | | | |
| Franklin Mutual Global Discovery Fund - Class R | 15,275 | 18,651 | (3,376) | 9,508 | 27,093 | (17,585) |
| **Franklin Strategic Series:** | | | | | | |
| Franklin Biotechnology Discovery Fund - Advisor Class | 7,625 | 5,181 | 2,444 | 4,972 | 7,323 | (2,351) |
| Franklin Natural Resources Fund - Advisor Class | 13,440 | 11,364 | 2,076 | 703 | 156 | 547 |
| Franklin Small-Mid Cap Growth Fund - Class A | 2,689 | 8,237 | (5,548) | 7,463 | 7,522 | (59) |
| **Franklin Templeton Variable Insurance Products Trust:** | | | | | | |
| Franklin Small Cap Value VIP Fund - Class 2 | 637,230 | 850,971 | (213,741) | 737,836 | 924,671 | (186,835) |
| **Goldman Sachs Trust:** | | | | | | |
| Goldman Sachs Growth Opportunities Fund - Investor Shares | 2,888 | 866 | 2,022 | 3,079 | 1,930 | 1,149 |
| **Growth Fund of America®, Inc.:** | | | | | | |
| Growth Fund of America® - Class R-3 | 51,772 | 78,684 | (26,912) | 51,323 | 171,104 | (119,781) |
| Growth Fund of America® - Class R-4 | 1,023,520 | 2,030,485 | (1,006,965) | 1,062,276 | 2,305,597 | (1,243,321) |
| **Hartford Mutual Funds, Inc.:** | | | | | | |
| The Hartford Capital Appreciation Fund - Class R4 | — | — | — | — | 4 | (4) |
| The Hartford Dividend And Growth Fund - Class R4 | 32 | 206 | (174) | 43 | 55 | (12) |
| The Hartford International Opportunities Fund - Class R4 | 51,587 | 24,442 | 27,145 | 28,339 | 42,836 | (14,497) |

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| **Income Fund of America®:** | | | | | | |
| Income Fund of America® - Class R-3 | 23,355 | 28,113 | (4,758) | 24,099 | 32,836 | (8,737) |
| **Ivy Funds, Inc.:** | | | | | | |
| Ivy Science and Technology Fund - Class Y | 775,147 | 609,746 | 165,401 | 559,744 | 368,528 | 191,216 |
| **Janus Aspen Series:** | | | | | | |
| Janus Henderson Balanced Portfolio - Institutional Shares | 22 | 16 | 6 | 18 | 322 | (304) |
| Janus Henderson Enterprise Portfolio - Institutional Shares | 132 | 562 | (430) | 132 | 223 | (91) |
| Janus Henderson Flexible Bond Portfolio - Institutional Shares | — | 11 | (11) | — | 52 | (52) |
| Janus Henderson Global Research Portfolio - Institutional Shares | 31 | 417 | (386) | 19 | 39 | (20) |
| Janus Henderson Research Portfolio - Institutional Shares | 22 | 31 | (9) | 29 | 498 | (469) |
| **JPMorgan Trust II:** | | | | | | |
| JPMorgan Equity Income Fund - Class I Shares | 566,941 | 135,003 | 431,938 | 129,596 | 17,767 | 111,829 |
| JPMorgan Government Bond Fund - Class I Shares | 551,685 | 282,743 | 268,942 | 371,817 | 197,132 | 174,685 |
| **Lazard Funds, Inc.:** | | | | | | |
| Lazard International Equity Portfolio - Open Shares | 40,963 | 32,141 | 8,822 | 28,239 | 19,291 | 8,948 |
| **Legg Mason Partners Equity Trust:** | | | | | | |
| ClearBridge Aggressive Growth Fund - Class I | 2,371 | 2,980 | (609) | 3,295 | 12,090 | (8,795) |
| **LKCM Funds:** | | | | | | |
| LKCM Aquinas Catholic Equity Fund | 336 | 1 | 335 | 362 | 1 | 361 |
| **Loomis Sayles Funds I:** | | | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 43,770 | 97,759 | (53,989) | 40,269 | 97,662 | (57,393) |
| **Loomis Sayles Funds II:** | | | | | | |
| Loomis Sayles Limited Term Government and Agency Fund - Class Y | 105,996 | 42,783 | 63,213 | 16,174 | 12,129 | 4,045 |
| **Lord Abbett Developing Growth Fund, Inc.:** | | | | | | |
| Lord Abbett Developing Growth Fund - Class A | 1,157 | 814 | 343 | 499 | 1,125 | (626) |
| **Lord Abbett Investment Trust:** | | | | | | |
| Lord Abbett Core Fixed Income Fund - Class A | 2,690 | 2,215 | 475 | 852 | 765 | 87 |
| Lord Abbett Short Duration Income Fund - Class R4 | 354,524 | 236,854 | 117,670 | 352,127 | 262,069 | 90,058 |
| **Lord Abbett Mid Cap Stock Fund, Inc.:** | | | | | | |
| Lord Abbett Mid Cap Stock Fund - Class A | 3,190 | 21,067 | (17,877) | 2,910 | 3,459 | (549) |
| **Lord Abbett Research Fund, Inc.:** | | | | | | |
| Lord Abbett Small Cap Value Fund - Class A | 980 | 3,498 | (2,518) | 2,270 | 20,734 | (18,464) |
| **Lord Abbett Securities Trust:** | | | | | | |
| Lord Abbett Fundamental Equity Fund - Class A | 280 | 59 | 221 | 372 | 5,188 | (4,816) |

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| **Lord Abbett Series Fund, Inc.:** | | | | | | |
| Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC | 472,526 | 757,674 | (285,148) | 859,316 | 966,453 | (107,137) |
| **MainStay Funds Trust:** | | | | | | |
| MainStay CBRE Real Estate Fund - Class A | 67,427 | 7,815 | 59,612 | — | — | — |
| **MainStay Funds:** | | | | | | |
| Mainstay Winslow Large Cap Growth Fund - Class R3 | — | 75 | (75) | — | — | — |
| **Massachusetts Investors Growth Stock Fund:** | | | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 1,940 | 1,609 | 331 | 700 | 751 | (51) |
| **Metropolitan West Funds:** | | | | | | |
| Metropolitan West Total Return Bond Fund - Class I Shares | 622,872 | 273,081 | 349,791 | 501,737 | 197,761 | 303,976 |
| Metropolitan West Total Return Bond Fund - Class M Shares | 829,286 | 786,575 | 42,711 | 1,026,120 | 801,256 | 224,864 |
| **MFS® Series Trust X:** | | | | | | |
| MFS® International Intrinsic Value Fund - Class R3 | 21,927 | 60,617 | (38,690) | 27,421 | 5,042 | 22,379 |
| MFS® New Discovery Fund - Class R3 | 9,210 | 3,618 | 5,592 | 11,790 | 4,522 | 7,268 |
| **Neuberger Berman Equity Funds®:** | | | | | | |
| Neuberger Berman Genesis Fund - Trust Class Shares | 5,209 | 5,032 | 177 | 1,732 | 507 | 1,225 |
| Neuberger Berman Sustainable Equity Fund - Institutional Class Shares | 75,005 | 29,429 | 45,576 | 56,622 | 32,177 | 24,445 |
| Neuberger Berman Sustainable Equity Fund - Trust Class Shares | 54,033 | 84,509 | (30,476) | 66,588 | 106,935 | (40,347) |
| **New Perspective Fund®:** | | | | | | |
| New Perspective Fund® - Class R-3 | 10,398 | 11,804 | (1,406) | 14,586 | 41,249 | (26,663) |
| New Perspective Fund® - Class R-4 | 1,700,576 | 1,125,631 | 574,945 | 1,353,280 | 1,057,059 | 296,221 |
| **New World Fund, Inc.®:** | | | | | | |
| New World Fund® - Class R-4 | 19,318 | 37,859 | (18,541) | 26,400 | 70,344 | (43,944) |
| **Nuveen Investment Funds, Inc.:** | | | | | | |
| Nuveen Global Infrastructure Fund - Class I | 29,078 | 55,446 | (26,368) | 25,168 | 22,006 | 3,162 |
| **Parnassus Income Funds:** | | | | | | |
| Parnassus Core Equity Fund℠ - Investor Shares | 328,318 | 305,123 | 23,195 | 343,652 | 325,246 | 18,406 |
| **Pax World Funds Series Trust I:** | | | | | | |
| Pax Sustainable Allocation Fund - Investor Class | 157,675 | 227,926 | (70,251) | 171,002 | 300,373 | (129,371) |
| **PIMCO Funds:** | | | | | | |
| PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | 132,709 | 96,915 | 35,794 | 82,758 | 74,465 | 8,293 |

| | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2020** | | | **2019** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| **PIMCO Variable Insurance Trust:** | | | | | | |
| PIMCO VIT Real Return Portfolio - Administrative Class | 1,017,831 | 961,493 | 56,338 | 638,426 | 900,988 | (262,562) |
| **Pioneer Equity Income Fund:** | | | | | | |
| Pioneer Equity Income Fund - Class Y Shares | 25,144 | 333,962 | (308,818) | 41,248 | 206,532 | (165,284) |
| **Pioneer High Yield Fund:** | | | | | | |
| Pioneer High Yield Fund - Class A Shares | 10,963 | 27,187 | (16,224) | 9,717 | 11,394 | (1,677) |
| **Pioneer Strategic Income Fund:** | | | | | | |
| Pioneer Strategic Income Fund - Class A Shares | 35,422 | 28,487 | 6,935 | 11,240 | 6,710 | 4,530 |
| **Pioneer Variable Contracts Trust:** | | | | | | |
| Pioneer Equity Income VCT Portfolio - Class I | — | 2 | (2) | 144 | — | 144 |
| Pioneer High Yield VCT Portfolio - Class I | 90,963 | 139,217 | (48,254) | 102,594 | 170,322 | (67,728) |
| **Prudential Sector Funds, Inc.:** | | | | | | |
| PGIM Jennison Utility Fund - Class Z | 2,833 | 4,612 | (1,779) | 2,678 | 1,565 | 1,113 |
| **RiverSource Investment Series, Inc.:** | | | | | | |
| Columbia Large Cap Value Fund - Advisor Class | 153,875 | 267,064 | (113,189) | 171,425 | 137,220 | 34,205 |
| **Royce Fund:** | | | | | | |
| Royce Total Return Fund - Service Class | 1,013 | 687 | 326 | 202 | 1 | 201 |
| **Schwartz Investment Trust:** | | | | | | |
| Ave Maria Rising Dividend Fund | 63,072 | 155,931 | (92,859) | 118,802 | 123,013 | (4,211) |
| **SmallCap World Fund, Inc.:** | | | | | | |
| SMALLCAP World Fund® - Class R-4 | 308,703 | 262,928 | 45,775 | 246,943 | 211,926 | 35,017 |
| **T. Rowe Price Investment Services, Inc.:** | | | | | | |
| T. Rowe Price Large-Cap Growth Fund - I Class | 326,871 | 185,131 | 141,740 | 358,848 | 183,564 | 175,284 |
| **T. Rowe Price Mid-Cap Value Fund, Inc.:** | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 1,147 | 1,409 | (262) | 4,822 | 25,183 | (20,361) |
| **T. Rowe Price Value Fund, Inc.:** | | | | | | |
| T. Rowe Price Value Fund - Advisor Class | 2,877 | 5,692 | (2,815) | 1,766 | 1,199 | 567 |
| **TCW Funds Inc:** | | | | | | |
| TCW Total Return Bond Fund - Class N | 835,866 | 431,380 | 404,486 | 247,746 | 142,197 | 105,549 |
| **Templeton Funds, Inc.:** | | | | | | |
| Templeton Foreign Fund - Class A | 1,700 | 1,031 | 669 | 1,801 | 7,958 | (6,157) |

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| **Templeton Income Trust:** | | | | | | |
| Templeton Global Bond Fund - Advisor Class | 192,099 | 413,660 | (221,561) | 225,681 | 406,765 | (181,084) |
| Templeton Global Bond Fund - Class A | 490,379 | 1,012,954 | (522,575) | 568,967 | 1,396,925 | (827,958) |
| **Third Avenue Trust:** | | | | | | |
| Third Avenue Real Estate Value Fund - Institutional Class | 1,048 | 433 | 615 | 1,200 | 776 | 424 |
| **Touchstone Strategic Trust:** | | | | | | |
| Touchstone Value Fund - Institutional Class | 233,714 | 137,487 | 96,227 | 229,440 | 92,589 | 136,851 |
| **USAA Investment Trust:** | | | | | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | 2,193,715 | 6,273,665 | (4,079,950) | 2,474,145 | 2,426,952 | 47,193 |
| **USAA Mutual Funds Trust:** | | | | | | |
| USAA Precious Metals and Minerals Fund - Class A Shares | 1,450,214 | 380,998 | 1,069,216 | — | — | — |
| **Vanguard® Bond Index Funds:** | | | | | | |
| Vanguard® Total Bond Market Index Fund - Admiral™ Shares | 10,045 | 13,554 | (3,509) | 14,974 | 7 | 14,967 |
| Vanguard® Total International Stock Index Fund - Admiral™ Shares | 6,066 | 35 | 6,031 | 1,377 | 1 | 1,376 |
| **Vanguard® Variable Insurance Fund:** | | | | | | |
| Diversified Value Portfolio | 3,861 | 3,870 | (9) | 109 | 1,048 | (939) |
| Equity Income Portfolio | 402 | 6 | 396 | 1,073 | 1,903 | (830) |
| Small Company Growth Portfolio | 1,600 | 1,537 | 63 | 418 | 530 | (112) |
| **Victory Portfolios:** | | | | | | |
| Victory Integrity Small-Cap Value Fund - Class Y | 7,947 | 27,251 | (19,304) | 9,063 | 26,028 | (16,965) |
| Victory Sycamore Small Company Opportunity Fund - Class R | 151,676 | 101,258 | 50,418 | 136,964 | 56,828 | 80,136 |
| Victory Sycamore Established Value Fund - Class A | 227 | 217 | 10 | 29 | 70 | (41) |
| **Voya Balanced Portfolio, Inc.:** | | | | | | |
| Voya Balanced Portfolio - Class I | 4,248,686 | 4,781,899 | (533,213) | 4,694,227 | 5,076,628 | (382,401) |
| **Voya Equity Trust:** | | | | | | |
| Voya Large Cap Value Fund - Class A | 1,960 | 1,648 | 312 | 2,723 | 3,646 | (923) |
| Voya Real Estate Fund - Class A | 1,112 | 21,836 | (20,724) | 22,804 | 26,996 | (4,192) |
| **Voya Funds Trust:** | | | | | | |
| Voya Floating Rate Fund - Class A | 35,649 | 314,841 | (279,192) | 177,572 | 71,884 | 105,688 |
| Voya GNMA Income Fund - Class A | 172,299 | 78,965 | 93,334 | 90,411 | 96,108 | (5,697) |
| Voya Intermediate Bond Fund - Class A | 36,917 | 42,194 | (5,277) | 15,201 | 18,497 | (3,296) |
| **Voya Intermediate Bond Portfolio:** | | | | | | |
| Voya Intermediate Bond Portfolio - Class I | 32,774,297 | 31,572,536 | 1,201,761 | 45,492,601 | 45,098,380 | 394,221 |

| | | Year ended December 31 | | | | |
|---|---|---|---|---|---|---|
| | **2020** | | | **2019** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| **Voya Intermediate Bond Portfolio (continued):** | | | | | | |
| Voya Intermediate Bond Portfolio - Class S | 3,251 | 16,128 | (12,877) | 2,485 | 8,757 | (6,272) |
| **Voya Investors Trust:** | | | | | | |
| Voya Global Perspectives® Portfolio - Class I | 197,493 | 40,549 | 156,944 | 74,503 | 61,079 | 13,424 |
| Voya High Yield Portfolio - Adviser Class | 33 | 394 | (361) | 16 | 1,257 | (1,241) |
| Voya High Yield Portfolio - Institutional Class | 2,456,615 | 3,034,282 | (577,667) | 6,287,453 | 1,327,502 | 4,959,951 |
| Voya High Yield Portfolio - Service Class | 8,210 | 10,388 | (2,178) | 145,279 | 1,121,044 | (975,765) |
| Voya Large Cap Growth Portfolio - Adviser Class | 9 | 315 | (306) | 28 | 612 | (584) |
| Voya Large Cap Growth Portfolio - Institutional Class | 1,854,256 | 3,521,597 | (1,667,341) | 3,084,914 | 3,476,955 | (392,041) |
| Voya Large Cap Growth Portfolio - Service Class | 44,674 | 52,115 | (7,441) | 46,401 | 331,074 | (284,673) |
| Voya Large Cap Value Portfolio - Adviser Class | — | 159 | (159) | — | 165 | (165) |
| Voya Large Cap Value Portfolio - Institutional Class | 2,841,938 | 4,651,419 | (1,809,481) | 3,108,101 | 4,552,451 | (1,444,350) |
| Voya Large Cap Value Portfolio - Service Class | 18,861 | 16,132 | 2,729 | 14,631 | 31,237 | (16,606) |
| Voya Limited Maturity Bond Portfolio - Adviser Class | 88 | 58 | 30 | 41 | 1,075 | (1,034) |
| Voya U.S. Stock Index Portfolio - Institutional Class | 435,071 | 553,921 | (118,850) | 2,403,892 | 1,164,216 | 1,239,676 |
| VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | 35 | 144 | (109) | 20 | 961 | (941) |
| VY® Clarion Global Real Estate Portfolio - Institutional Class | 395,820 | 993,299 | (597,479) | 753,650 | 954,444 | (200,794) |
| VY® Clarion Real Estate Portfolio - Adviser Class | — | 273 | (273) | — | — | — |
| VY® Clarion Real Estate Portfolio - Institutional Class | 955,114 | 964,886 | (9,772) | 1,213,213 | 1,224,421 | (11,208) |
| VY® Clarion Real Estate Portfolio - Service Class | 179,540 | 475,057 | (295,517) | 265,750 | 417,622 | (151,872) |
| VY® Invesco Growth and Income Portfolio - Institutional Class | 351,013 | 343,483 | 7,530 | 98,637 | 330,737 | (232,100) |
| VY® Invesco Growth and Income Portfolio - Service Class | 114,805 | 224,641 | (109,836) | 120,546 | 276,273 | (155,727) |
| VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 392 | 4,018 | (3,626) | 159 | 430 | (271) |
| VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 102,398 | 116,349 | (13,951) | 68,740 | 88,809 | (20,069) |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | 236,658 | 272,131 | (35,473) | 216,788 | 231,527 | (14,739) |
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | 45 | 65 | (20) | 36 | 1,168 | (1,132) |
| VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 289,063 | 355,331 | (66,268) | 260,204 | 340,564 | (80,360) |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | 157,772 | 247,765 | (89,993) | 239,955 | 214,661 | 25,294 |
| VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | — | 25 | (25) | 25 | — | 25 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 1,811 | 165 | 1,646 | — | 210 | (210) |
| VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 2,576,272 | 2,951,646 | (375,374) | 2,865,017 | 1,727,657 | 1,137,360 |

| | Year ended December 31 | | | | | |
| | 2020 | | | 2019 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| **Voya Investors Trust (continued):** | | | | | | |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | 5,163,561 | 5,826,939 | (663,378) | 6,531,993 | 4,965,966 | 1,566,027 |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | 1,078 | 9,022 | (7,944) | 325 | 2,909 | (2,584) |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | 921,430 | 1,240,919 | (319,489) | 2,640,654 | 2,101,403 | 539,251 |
| VY® T. Rowe Price International Stock Portfolio - Adviser Class | 159 | 225 | (66) | 91 | 1,484 | (1,393) |
| VY® T. Rowe Price International Stock Portfolio - Service Class | 55,901 | 72,959 | (17,058) | 74,210 | 90,184 | (15,974) |
| **Voya Money Market Portfolio:** | | | | | | |
| Voya Government Money Market Portfolio - Class I | 25,693,622 | 19,850,984 | 5,842,638 | 16,139,130 | 14,937,448 | 1,201,682 |
| **Voya Mutual Funds:** | | | | | | |
| Voya Global Real Estate Fund - Class A | 4,276 | 6,486 | (2,210) | 2,160 | 2,386 | (226) |
| Voya Multi-Manager International Small Cap Fund - Class A | 442 | 873 | (431) | 634 | 3,343 | (2,709) |
| Voya Multi-Manager International Small Cap Fund - Class I | 42,697 | 40,464 | 2,233 | 26,749 | 54,944 | (28,195) |
| **Voya Partners, Inc.:** | | | | | | |
| Voya Global Bond Portfolio - Adviser Class | 1,100 | 11,490 | (10,390) | 907 | 283 | 624 |
| Voya Global Bond Portfolio - Initial Class | 1,979,287 | 2,162,675 | (183,388) | 3,061,951 | 3,318,856 | (256,905) |
| Voya Global Bond Portfolio - Service Class | 25,800 | 18,733 | 7,067 | 26,139 | 17,957 | 8,182 |
| Voya Index Solution 2025 Portfolio - Initial Class | 149,663 | 402,319 | (252,656) | 129,703 | 152,754 | (23,051) |
| Voya Index Solution 2025 Portfolio - Service 2 Class | 62,298 | 58,304 | 3,994 | 84,986 | 139,512 | (54,526) |
| Voya Index Solution 2025 Portfolio - Service Class | 293,497 | 171,224 | 122,273 | 195,661 | 151,860 | 43,801 |
| Voya Index Solution 2035 Portfolio - Initial Class | 185,742 | 570,883 | (385,141) | 174,556 | 144,015 | 30,541 |
| Voya Index Solution 2035 Portfolio - Service 2 Class | 33,406 | 20,219 | 13,187 | 33,573 | 27,753 | 5,820 |
| Voya Index Solution 2035 Portfolio - Service Class | 160,407 | 212,882 | (52,475) | 169,387 | 113,114 | 56,273 |
| Voya Index Solution 2045 Portfolio - Initial Class | 177,960 | 559,972 | (382,012) | 158,543 | 152,399 | 6,144 |
| Voya Index Solution 2045 Portfolio - Service 2 Class | 23,788 | 15,554 | 8,234 | 53,238 | 34,787 | 18,451 |
| Voya Index Solution 2045 Portfolio - Service Class | 122,660 | 95,366 | 27,294 | 108,273 | 88,767 | 19,506 |
| Voya Index Solution 2055 Portfolio - Initial Class | 229,063 | 417,839 | (188,776) | 166,846 | 126,462 | 40,384 |
| Voya Index Solution 2055 Portfolio - Service 2 Class | 23,410 | 7,392 | 16,018 | 27,129 | 19,041 | 8,088 |
| Voya Index Solution 2055 Portfolio - Service Class | 127,947 | 85,138 | 42,809 | 89,652 | 56,262 | 33,390 |
| Voya Index Solution 2065 Portfolio - Initial Class | 486 | 170 | 316 | — | — | — |
| Voya Index Solution 2065 Portfolio - Service Class | 785 | — | 785 | — | — | — |
| Voya Index Solution Income Portfolio - Initial Class | 73,429 | 207,852 | (134,423) | 59,518 | 99,172 | (39,654) |
| Voya Index Solution Income Portfolio - Service 2 Class | 11,427 | 13,107 | (1,680) | 26,579 | 49,852 | (23,273) |

| | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2020** | | | **2020** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| **Voya Partners, Inc. (continued):** | | | | | | |
| Voya Index Solution Income Portfolio - Service Class | 37,831 | 37,848 | (17) | 44,273 | 40,389 | 3,884 |
| Voya International High Dividend Low Volatility Portfolio - Adviser Class | 227 | 2,479 | (2,252) | 395 | 2,324 | (1,929) |
| Voya International High Dividend Low Volatility Portfolio - Initial Class | 1,294,557 | 1,820,068 | (525,511) | 1,665,987 | 2,212,099 | (546,112) |
| Voya International High Dividend Low Volatility Portfolio - Service Class | 778 | 1,092 | (314) | 1,867 | 3,960 | (2,093) |
| Voya Solution 2025 Portfolio - Adviser Class | 352 | 11,440 | (11,088) | 259 | 3,801 | (3,542) |
| Voya Solution 2025 Portfolio - Initial Class | 348,844 | 207,743 | 141,101 | 236,313 | 149,325 | 86,988 |
| Voya Solution 2025 Portfolio - Service 2 Class | 71,742 | 161,863 | (90,121) | 104,467 | 227,740 | (123,273) |
| Voya Solution 2025 Portfolio - Service Class | 1,108,161 | 1,336,091 | (227,930) | 1,287,027 | 1,749,146 | (462,119) |
| Voya Solution 2035 Portfolio - Adviser Class | 304 | 7,260 | (6,956) | 59 | 529 | (470) |
| Voya Solution 2035 Portfolio - Initial Class | 280,317 | 179,139 | 101,178 | 240,497 | 75,637 | 164,860 |
| Voya Solution 2035 Portfolio - Service 2 Class | 167,702 | 294,191 | (126,489) | 282,459 | 380,990 | (98,531) |
| Voya Solution 2035 Portfolio - Service Class | 1,077,657 | 1,230,104 | (152,447) | 1,435,921 | 1,672,162 | (236,241) |
| Voya Solution 2045 Portfolio - Adviser Class | — | 34 | (34) | 15 | 14 | 1 |
| Voya Solution 2045 Portfolio - Initial Class | 233,789 | 161,324 | 72,465 | 172,097 | 90,496 | 81,601 |
| Voya Solution 2045 Portfolio - Service 2 Class | 73,481 | 129,931 | (56,450) | 125,765 | 184,940 | (59,175) |
| Voya Solution 2045 Portfolio - Service Class | 827,609 | 960,119 | (132,510) | 1,079,684 | 1,136,874 | (57,190) |
| Voya Solution 2055 Portfolio - Initial Class | 139,863 | 51,250 | 88,613 | 105,231 | 27,950 | 77,281 |
| Voya Solution 2055 Portfolio - Service 2 Class | 25,446 | 54,631 | (29,185) | 56,600 | 69,219 | (12,619) |
| Voya Solution 2055 Portfolio - Service Class | 491,476 | 279,999 | 211,477 | 542,185 | 366,855 | 175,330 |
| Voya Solution 2065 Portfolio - Service Class | 36,567 | 6,423 | 30,144 | — | — | — |
| Voya Solution Balanced Portfolio - Service Class | 53,278 | 46,007 | 7,271 | 57,489 | 69,726 | (12,237) |
| Voya Solution Income Portfolio - Adviser Class | — | 24,961 | (24,961) | — | 1,528 | (1,528) |
| Voya Solution Income Portfolio - Initial Class | 275,945 | 112,571 | 163,374 | 88,856 | 120,185 | (31,329) |
| Voya Solution Income Portfolio - Service 2 Class | 92,480 | 119,522 | (27,042) | 96,853 | 149,150 | (52,297) |
| Voya Solution Income Portfolio - Service Class | 204,243 | 461,236 | (256,993) | 667,378 | 1,183,991 | (516,613) |
| Voya Solution Moderately Conservative Portfolio - Service Class | 82,361 | 89,287 | (6,926) | 122,790 | 80,597 | 42,193 |
| VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | 12 | 558 | (546) | 329 | 319 | 10 |
| VY® American Century Small-Mid Cap Value Portfolio - Initial Class | 168,573 | 243,293 | (74,720) | 158,796 | 454,173 | (295,377) |
| VY® American Century Small-Mid Cap Value Portfolio - Service Class | 546,373 | 818,118 | (271,745) | 1,821,555 | 1,273,548 | 548,007 |
| VY® Baron Growth Portfolio - Adviser Class | 2,117 | 3,980 | (1,863) | 306 | 1,155 | (849) |
| VY® Baron Growth Portfolio - Service Class | 778,591 | 1,194,283 | (415,692) | 2,199,034 | 1,621,251 | 577,783 |

| | Year ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2020** | | | **2019** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| **Voya Partners, Inc. (continued):** | | | | | | |
| VY® Columbia Contrarian Core Portfolio - Service Class | 178,875 | 209,130 | (30,255) | 68,823 | 106,652 | (37,829) |
| VY® Columbia Small Cap Value II Portfolio - Adviser Class | — | 217 | (217) | — | 203 | (203) |
| VY® Columbia Small Cap Value II Portfolio - Service Class | 59,896 | 59,749 | 147 | 45,575 | 83,365 | (37,790) |
| VY® Invesco Comstock Portfolio - Adviser Class | 545 | 1,344 | (799) | 301 | 1,248 | (947) |
| VY® Invesco Comstock Portfolio - Service Class | 591,822 | 803,640 | (211,818) | 1,557,631 | 1,656,610 | (98,979) |
| VY® Invesco Equity and Income Portfolio - Adviser Class | 363 | 1,574 | (1,211) | 405 | 5,431 | (5,026) |
| VY® Invesco Equity and Income Portfolio - Initial Class | 1,941,859 | 3,162,461 | (1,220,602) | 1,609,527 | 2,809,804 | (1,200,277) |
| VY® Invesco Equity and Income Portfolio - Service Class | 28,399 | 37,631 | (9,232) | 16,784 | 35,912 | (19,128) |
| VY® Invesco Oppenheimer Global Portfolio - Adviser Class | 64 | 1,573 | (1,509) | 100 | 856 | (756) |
| VY® Invesco Oppenheimer Global Portfolio - Initial Class | 2,158,439 | 4,358,039 | (2,199,600) | 3,330,556 | 5,093,462 | (1,762,906) |
| VY® Invesco Oppenheimer Global Portfolio - Service Class | 4,836 | 4,098 | 738 | 4,786 | 5,230 | (444) |
| VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | 692 | 2,917 | (2,225) | 109 | 1,286 | (1,177) |
| VY® JPMorgan Mid Cap Value Portfolio - Initial Class | 74,569 | 200,019 | (125,450) | 84,055 | 227,949 | (143,894) |
| VY® JPMorgan Mid Cap Value Portfolio - Service Class | 421,582 | 595,445 | (173,863) | 739,176 | 935,458 | (196,282) |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 247 | 1,330 | (1,083) | 296 | 535 | (239) |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 1,638,486 | 2,834,857 | (1,196,371) | 2,014,985 | 2,634,191 | (619,206) |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 4,413 | 9,803 | (5,390) | 4,093 | 12,811 | (8,718) |
| VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | 306 | 3,962 | (3,656) | 381 | 3,919 | (3,538) |
| VY® T. Rowe Price Growth Equity Portfolio - Initial Class | 1,832,891 | 2,333,716 | (500,825) | 15,209,008 | 13,793,775 | 1,415,233 |
| VY® T. Rowe Price Growth Equity Portfolio - Service Class | 20,069 | 35,510 | (15,441) | 10,132 | 37,585 | (27,453) |
| **Voya Series Fund, Inc.:** | | | | | | |
| Voya Corporate Leaders 100 Fund - Class I | 220,141 | 172,160 | 47,981 | 115,626 | 123,565 | (7,939) |
| **Voya Strategic Allocation Portfolios, Inc.:** | | | | | | |
| Voya Strategic Allocation Conservative Portfolio - Class I | 580,123 | 571,187 | 8,936 | 1,176,834 | 1,175,186 | 1,648 |
| Voya Strategic Allocation Growth Portfolio - Class I | 491,491 | 579,979 | (88,488) | 483,348 | 570,917 | (87,569) |
| Voya Strategic Allocation Moderate Portfolio - Class I | 784,968 | 918,384 | (133,416) | 845,269 | 992,141 | (146,872) |
| **Voya Variable Funds:** | | | | | | |
| Voya Growth and Income Portfolio - Class A | 910 | 8,053 | (7,143) | 200 | 3,804 | (3,604) |
| Voya Growth and Income Portfolio - Class I | 6,237,376 | 8,476,083 | (2,238,707) | 7,361,771 | 10,147,939 | (2,786,168) |
| Voya Growth and Income Portfolio - Class S | 4,940 | 4,035 | 905 | 1,531 | 1,545 | (14) |
| **Voya Variable Portfolios, Inc.:** | | | | | | |
| Voya Global High Dividend Low Volatility Portfolio - Class I | 2,382,830 | 3,152,229 | (769,399) | 3,810,656 | 3,912,017 | (101,361) |

| | **Year ended December 31** | | | | | |
| | **2020** | | | **2019** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| **Voya Variable Portfolios, Inc. (continued):** | | | | | | |
| Voya Global High Dividend Low Volatility Portfolio - Class S | 74,052 | 165,763 | (91,711) | 66,418 | 154,154 | (87,736) |
| Voya Index Plus LargeCap Portfolio - Class I | 1,790,620 | 2,533,860 | (743,240) | 3,027,125 | 3,967,308 | (940,183) |
| Voya Index Plus LargeCap Portfolio - Class S | 263 | 3,496 | (3,233) | 56 | 1,003 | (947) |
| Voya Index Plus MidCap Portfolio - Class I | 1,085,495 | 1,847,842 | (762,347) | 2,830,622 | 2,647,839 | 182,783 |
| Voya Index Plus MidCap Portfolio - Class S | 64 | 757 | (693) | 190 | 794 | (604) |
| Voya Index Plus SmallCap Portfolio - Class I | 522,914 | 846,578 | (323,664) | 511,557 | 928,183 | (416,626) |
| Voya Index Plus SmallCap Portfolio - Class S | 76 | 1,110 | (1,034) | 58 | 978 | (920) |
| Voya International Index Portfolio - Class I | 1,000,399 | 1,153,638 | (153,239) | 1,089,060 | 1,120,328 | (31,268) |
| Voya International Index Portfolio - Class S | 31 | 1 | 30 | 17 | — | 17 |
| Voya Russell™ Large Cap Growth Index Portfolio - Class I | 14,650,191 | 14,524,569 | 125,622 | 17,941,062 | 17,776,014 | 165,048 |
| Voya Russell™ Large Cap Growth Index Portfolio - Class S | 15,223 | 17,026 | (1,803) | 14,514 | 5,600 | 8,914 |
| Voya Russell™ Large Cap Index Portfolio - Class I | 1,955,641 | 1,511,950 | 443,691 | 1,512,475 | 1,187,425 | 325,050 |
| Voya Russell™ Large Cap Index Portfolio - Class S | 101,538 | 102,564 | (1,026) | 176,779 | 178,294 | (1,515) |
| Voya Russell™ Large Cap Value Index Portfolio - Class I | 2,510 | 4,000 | (1,490) | 5,289 | 10,542 | (5,253) |
| Voya Russell™ Large Cap Value Index Portfolio - Class S | 197,568 | 195,430 | 2,138 | 151,755 | 118,308 | 33,447 |
| Voya Russell™ Mid Cap Growth Index Portfolio - Class S | 94,804 | 143,295 | (48,491) | 113,461 | 105,139 | 8,322 |
| Voya Russell™ Mid Cap Index Portfolio - Class I | 1,358,865 | 1,741,156 | (382,291) | 1,893,371 | 1,509,026 | 384,345 |
| Voya Russell™ Small Cap Index Portfolio - Class I | 1,348,440 | 1,144,648 | 203,792 | 1,830,685 | 1,031,016 | 799,669 |
| Voya Small Company Portfolio - Class I | 655,767 | 943,745 | (287,978) | 1,382,101 | 1,671,176 | (289,075) |
| Voya Small Company Portfolio - Class S | 662 | 2,356 | (1,694) | 228 | 20 | 208 |
| Voya U.S. Bond Index Portfolio - Class I | 1,686,872 | 982,001 | 704,871 | 611,067 | 404,644 | 206,423 |
| **Voya Variable Products Trust:** | | | | | | |
| Voya MidCap Opportunities Portfolio - Class I | 827,693 | 1,228,280 | (400,587) | 1,232,609 | 1,535,476 | (302,867) |
| Voya MidCap Opportunities Portfolio - Class S | 9,560 | 15,634 | (6,074) | 2,675 | 9,437 | (6,762) |
| Voya SmallCap Opportunities Portfolio - Class I | 433,859 | 641,044 | (207,185) | 790,086 | 825,337 | (35,251) |
| Voya SmallCap Opportunities Portfolio - Class S | — | 1,658 | (1,658) | 459 | 1,423 | (964) |
| **Wanger Advisors Trust:** | | | | | | |
| Wanger International | 259,765 | 521,716 | (261,951) | 273,812 | 549,469 | (275,657) |
| Wanger Select | 112,839 | 320,652 | (207,813) | 128,252 | 361,161 | (232,909) |
| Wanger USA | 256,199 | 588,081 | (331,882) | 365,912 | 484,200 | (118,288) |

| | Year ended December 31 | | | | | |
| | 2020 | | | 2019 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| **Washington Mutual Investors Fund<sup>SM</sup>, Inc.:** | | | | | | |
| Washington Mutual Investors Fund<sup>SM</sup> - Class R-3 | 14,144 | 20,044 | (5,900) | 15,215 | 76,988 | (61,773) |
| Washington Mutual Investors Fund<sup>SM</sup> - Class R-4 | 823,778 | 1,317,189 | (493,411) | 1,483,276 | 1,354,650 | 128,626 |
| **Wells Fargo Funds Trust:** | | | | | | |
| Wells Fargo Small Company Growth Fund - Administrator Class | 174,138 | 154,759 | 19,379 | 201,292 | 226,086 | (24,794) |
| Wells Fargo Small Company Value Fund - Class A | 1,118 | 947 | 171 | 12,562 | 789 | 11,773 |
| Wells Fargo Special Small Cap Value Fund - Class A | 149,974 | 370,353 | (220,379) | 137,920 | 296,042 | (158,122) |

## 8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2020, 2019, 2018, 2017, and 2016, follows:

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **AB Relative Value Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 6 | $11.54 | to | $28.84 | $164 | 1.21% | 0.70% | to | 1.25% | 1.86% | to | 5.87% |
| 2019 | | 6 | $11.46 | to | $28.25 | $167 | 1.17% | 0.70% | to | 0.90% | 22.02% | to | 22.09% |
| 2018 | | 8 | $22.43 | to | $23.46 | $174 | 1.10% | 0.60% | to | 0.90% | -6.66% | to | -6.57% |
| 2017 | | 8 | $24.03 | to | $24.37 | $191 | 0.81% | 0.80% | to | 0.90% | 17.68% | to | 17.79% |
| 2016 | | 9 | $20.42 | to | $20.69 | $178 | 1.75% | 0.80% | to | 0.90% | 10.14% | to | 10.29% |
| **AB VPS Growth and Income Portfolio - Class A** | | | | | | | | | | | | | |
| 2020 | | 22 | $28.83 | to | $29.31 | $653 | 1.48% | 1.15% | to | 1.25% | 1.44% | to | 1.56% |
| 2019 | | 24 | $28.42 | to | $28.86 | $700 | 1.26% | 1.15% | to | 1.25% | 22.39% | to | 22.50% |
| 2018 | | 24 | $23.22 | to | $23.56 | $572 | 1.01% | 1.15% | to | 1.25% | -6.82% | to | -6.69% |
| 2017 | | 25 | $24.91 | to | $25.25 | $622 | 1.26% | 1.15% | to | 1.25% | 17.49% | to | 17.55% |
| 2016 | | 31 | $21.21 | to | $21.48 | $655 | 0.95% | 1.15% | to | 1.25% | 9.90% | to | 10.04% |
| **Aberdeen Emerging Markets Sustainable Leaders Fund - Institutional Class** | | | | | | | | | | | | | |
| 2020 | | 1,600 | | $14.30 | | $22,876 | 0.28% | | 0.00% | | | 22.96% | |
| 2019 | | 1,475 | | $11.63 | | $17,155 | 1.47% | | 0.00% | | | 23.46% | |
| 2018 | | 1,322 | | $9.42 | | $12,452 | 2.69% | | 0.00% | | | -15.14% | |
| 2017 | | 1,117 | | $11.10 | | $12,399 | 1.56% | | 0.00% | | | 26.28% | |
| 2016 | | 784 | | $8.79 | | $6,893 | 2.63% | | 0.00% | | | 6.55% | |
| **Invesco Capital Appreciation Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 2 | $34.18 | to | $36.26 | $83 | 0.00% | 0.85% | to | 1.20% | 34.67% | to | 35.15% |
| 2019 | | 3 | $25.38 | to | $26.83 | $75 | 0.00% | 0.85% | to | 1.20% | 34.43% | to | 34.89% |
| 2018 | | 3 | $18.88 | to | $19.89 | $66 | 0.00% | 0.85% | to | 1.20% | -7.09% | to | -6.75% |
| 2017 | | 3 | $20.32 | to | $21.33 | $74 | 0.01% | 0.85% | to | 1.20% | 25.05% | to | 25.47% |
| 2016 | | 4 | $16.25 | to | $17.00 | $64 | 0.07% | 0.85% | to | 1.20% | -3.50% | to | -3.19% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Floating Rate ESG Fund - Class R5** | | | | | | | | | | | | | |
| 2020 | | 27 | $11.27 | to | $12.12 | $312 | 4.17% | 0.30% | to | 1.40% | 0.44% | to | 1.51% |
| 2019 | | 31 | $11.22 | to | $11.94 | $359 | 5.96% | 0.30% | to | 1.40% | 6.13% | to | 7.28% |
| 2018 | | 26 | $10.57 | to | $11.13 | $279 | 5.52% | 0.30% | to | 1.40% | -1.49% | to | -0.27% |
| 2017 | | 14 | $10.73 | to | $11.16 | $156 | 4.09% | 0.30% | to | 1.40% | 2.88% | to | 4.01% |
| 2016 | | 8 | $10.42 | to | $10.73 | $82 | 4.68% | 0.30% | to | 1.40% | 9.84% | to | 10.85% |
| **Invesco Main Street Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 94 | $17.04 | to | $17.18 | $1,598 | 0.80% | 0.95% | to | 1.20% | 13.00% | to | 13.32% |
| 2019 | | 112 | $13.13 | to | $15.16 | $1,650 | 1.02% | 0.75% | to | 1.20% | 30.45% | to | 30.91% |
| 2018 | | 81 | $10.03 | to | $11.60 | $910 | 1.17% | 0.75% | to | 1.20% | -9.05% | to | -8.57% |
| 2017 | | 64 | $10.97 | to | $12.72 | $796 | 1.34% | 0.75% | to | 1.20% | 15.34% | to | 15.43% |
| 2016 | 05/13/2016 | 17 | | $11.02 | | $182 | (a) | | 1.20% | | | (a) | |
| **Invesco Main Street Mid Cap Fund® - Class A** | | | | | | | | | | | | | |
| 2020 | 05/15/2020 | 275 | $13.94 | to | $14.07 | $3,850 | (e) | 0.25% | to | 1.50% | | (e) | |
| 2019 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2018 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2017 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Invesco Small Cap Growth Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 4 | | $55.86 | | $203 | 0.00% | | 1.00% | | | 55.43% | |
| 2019 | | 3 | | $35.94 | | $114 | 0.00% | | 1.00% | | | 23.04% | |
| 2018 | | 3 | | $29.21 | | $91 | 0.00% | | 1.00% | | | 9.90% | |
| 2017 | | 3 | | $32.42 | | $102 | 0.00% | | 1.00% | | | 23.68% | |
| 2016 | | 3 | | $26.22 | | $72 | 0.00% | | 1.00% | | | 10.21% | |
| **Invesco International Growth Fund - Class R5** | | | | | | | | | | | | | |
| 2020 | | 52 | $13.64 | to | $16.96 | $830 | 1.17% | 0.75% | to | 0.95% | 12.63% | to | 12.92% |
| 2019 | | 50 | $12.11 | to | $15.02 | $715 | 2.42% | 0.75% | to | 0.95% | 27.21% | to | 27.40% |
| 2018 | | 46 | $9.52 | to | $11.79 | $523 | 1.16% | 0.75% | to | 0.95% | -15.90% | to | -15.67% |
| 2017 | | 50 | $11.32 | to | $13.98 | $686 | 2.17% | 0.75% | to | 0.95% | | 21.99% | |
| 2016 | | 48 | | $11.46 | | $547 | 1.69% | | 0.85% | | | -1.38% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco International Small-Mid Company Fund - Class Y** | | | | | | | | | | | | | |
| 2020 | | 52 | $20.21 | to | $21.96 | $1,074 | 0.00% | 0.15% | to | 1.40% | 23.30% | to | 24.37% |
| 2019 | | 48 | $16.39 | to | $17.19 | $795 | 0.45% | 0.55% | to | 1.40% | 23.33% | to | 24.38% |
| 2018 | | 40 | $13.29 | to | $13.82 | $543 | 0.86% | 0.55% | to | 1.40% | -10.51% | to | -9.73% |
| 2017 | | 41 | $14.85 | to | $15.31 | $616 | 1.30% | 0.55% | to | 1.40% | 36.36% | to | 37.31% |
| 2016 | | 33 | $10.89 | to | $11.07 | $365 | 0.58% | 0.75% | to | 1.40% | -1.63% | to | -1.17% |
| **Invesco Oppenheimer International Growth Fund - Class Y** | | | | | | | | | | | | | |
| 2020 | | 29 | $13.64 | to | $14.67 | $405 | 0.00% | 0.30% | to | 1.40% | 20.49% | to | 21.70% |
| 2019 | | 67 | $11.32 | to | $11.98 | $770 | 1.27% | 0.40% | to | 1.40% | 27.19% | to | 28.54% |
| 2018 | | 55 | $8.90 | to | $9.32 | $492 | 1.45% | 0.40% | to | 1.40% | -20.46% | to | -19.72% |
| 2017 | | 42 | $11.19 | to | $11.61 | $474 | 1.12% | 0.40% | to | 1.40% | 25.17% | to | 26.47% |
| 2016 | | 28 | $8.94 | to | $9.18 | $255 | 1.80% | 0.40% | to | 1.40% | -3.34% | to | -2.44% |
| **Invesco Developing Markets Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 3,326 | $15.00 | to | $139.34 | $252,661 | 0.00% | 0.00% | to | 1.75% | 15.18% | to | 17.26% |
| 2019 | | 3,775 | $12.89 | to | $118.87 | $246,688 | 0.24% | 0.00% | to | 1.75% | 21.86% | to | 23.99% |
| 2018 | | 4,037 | $10.47 | to | $95.87 | $216,966 | 0.25% | 0.00% | to | 1.75% | -13.67% | to | -12.14% |
| 2017 | | 4,354 | $12.01 | to | $109.12 | $268,701 | 0.34% | 0.00% | to | 1.75% | 32.45% | to | 34.81% |
| 2016 | | 3,352 | $10.31 | to | $80.96 | $197,196 | 0.23% | 0.00% | to | 1.75% | 5.05% | to | 6.94% |
| **Invesco Developing Markets Fund - Class Y** | | | | | | | | | | | | | |
| 2020 | | 2,869 | $16.35 | to | $18.15 | $50,156 | 0.22% | 0.00% | to | 1.25% | 16.04% | to | 17.48% |
| 2019 | | 3,305 | $14.09 | to | $15.45 | $49,389 | 0.55% | 0.00% | to | 1.25% | 22.74% | to | 24.30% |
| 2018 | | 3,523 | $11.48 | to | $12.43 | $42,564 | 0.56% | 0.00% | to | 1.25% | -13.03% | to | -11.91% |
| 2017 | | 3,726 | $13.20 | to | $14.11 | $51,340 | 0.67% | 0.00% | to | 1.25% | 33.47% | to | 35.15% |
| 2016 | | 3,464 | $9.89 | to | $10.44 | $35,494 | 0.53% | 0.00% | to | 1.25% | 5.78% | to | 7.08% |
| **Invesco Endeavor Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 1 | $23.31 | to | $24.62 | $25 | 0.00% | 0.45% | to | 0.95% | -1.27% | to | 26.79% |
| 2019 | | 1 | $23.61 | to | $24.81 | $26 | 0.00% | 0.45% | to | 0.95% | 20.58% | to | 21.20% |
| 2018 | | 1 | $19.58 | to | $20.47 | $14 | 0.00% | 0.45% | to | 0.95% | -17.87% | to | -17.46% |
| 2017 | | 1 | $23.84 | to | $24.80 | $15 | 0.00% | 0.45% | to | 0.95% | 16.55% | to | 16.93% |
| 2016 | | 1 | $20.00 | to | $21.21 | $12 | 0.00% | 0.45% | to | 1.30% | 19.26% | to | 20.31% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Health Care Fund - Investor Class** | | | | | | | | | | | | | |
| 2020 | | 1 | $93.82 | to | $107.02 | $92 | 0.00% | 0.65% | to | 1.50% | 12.74% | to | 13.69% |
| 2019 | | 1 | $83.22 | to | $94.13 | $115 | 0.00% | 0.65% | to | 1.50% | 30.01% | to | 31.14% |
| 2018 | | 2 | $64.01 | to | $71.78 | $132 | 0.00% | 0.65% | to | 1.50% | -1.04% | to | -0.19% |
| 2017 | | 2 | $64.67 | to | $71.91 | $109 | 0.00% | 0.65% | to | 1.50% | 13.73% | to | 14.72% |
| 2016 | | 3 | $56.86 | to | $62.69 | $190 | 0.19% | 0.65% | to | 1.50% | -13.02% | to | -12.28% |
| **Invesco International Bond Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 1 | $12.02 | to | $13.62 | $9 | 3.77% | 0.60% | to | 1.75% | 7.13% | to | 8.53% |
| 2019 | | 4 | $11.70 | to | $12.54 | $44 | 5.59% | 0.70% | to | 1.40% | 8.37% | to | 8.67% |
| 2018 | | 12 | $10.99 | to | $11.80 | $135 | 4.75% | 0.45% | to | 1.25% | -7.02% | to | -6.27% |
| 2017 | | 13 | $11.82 | to | $12.59 | $160 | 3.79% | 0.45% | to | 1.25% | 9.44% | to | 10.34% |
| 2016 | | 15 | $10.58 | to | $11.41 | $163 | 4.02% | 0.45% | to | 1.55% | 4.55% | to | 5.45% |
| **Invesco High Yield Fund - Class R5** | | | | | | | | | | | | | |
| 2020 | | 33 | $11.80 | to | $12.70 | $395 | 8.54% | 0.30% | to | 1.40% | 2.52% | to | 3.67% |
| 2019 | | 69 | $11.51 | to | $12.25 | $800 | 6.15% | 0.30% | to | 1.40% | 11.96% | to | 13.22% |
| 2018 | | 51 | $10.28 | to | $10.82 | $533 | 5.54% | 0.30% | to | 1.40% | -4.64% | to | -3.57% |
| 2017 | | 37 | $10.78 | to | $11.22 | $405 | 5.31% | 0.30% | to | 1.40% | 5.17% | to | 6.35% |
| 2016 | | 26 | $10.25 | to | $10.55 | $269 | 5.73% | 0.30% | to | 1.40% | 10.10% | to | 11.29% |
| **Invesco American Value Fund - Class R5** | | | | | | | | | | | | | |
| 2020 | | 64 | $12.90 | to | $13.65 | $834 | 0.44% | 0.55% | to | 1.40% | 0.23% | to | 1.11% |
| 2019 | | 77 | $12.87 | to | $13.50 | $1,002 | 0.34% | 0.55% | to | 1.40% | 23.39% | to | 24.42% |
| 2018 | | 72 | $10.43 | to | $10.85 | $754 | 0.92% | 0.55% | to | 1.40% | -13.80% | to | -13.41% |
| 2017 | | 62 | $12.10 | to | $12.30 | $761 | 1.02% | 0.95% | to | 1.40% | 8.33% | to | 8.75% |
| 2016 | | 64 | $11.17 | to | $11.31 | $717 | 0.48% | 0.95% | to | 1.40% | 14.45% | to | 15.06% |
| **Invesco Energy Fund - Class R5** | | | | | | | | | | | | | |
| 2020 | | 12 | $2.98 | to | $3.24 | $37 | 2.38% | 0.15% | to | 1.40% | -32.81% | to | 14.34% |
| 2019 | | 10 | $4.43 | to | $4.72 | $47 | 2.20% | 0.30% | to | 1.40% | 3.75% | to | 5.12% |
| 2018 | | 10 | $4.27 | to | $4.49 | $44 | 2.41% | 0.30% | to | 1.40% | -27.50% | to | -26.75% |
| 2017 | | 20 | $5.89 | to | $6.13 | $122 | 4.30% | 0.30% | to | 1.40% | -9.10% | to | -8.51% |
| 2016 | | 6 | $6.48 | to | $6.58 | $40 | 2.29% | 0.80% | to | 1.40% | 23.43% | to | 24.01% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Gold & Special Minerals Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 18 | $10.28 | to | $11.59 | $202 | 2.14% | 0.45% | to | 1.55% | 22.39% | to | 37.80% |
| 2019 | | 10 | $7.59 | to | $8.26 | $79 | 0.00% | 0.80% | to | 1.65% | 44.02% | to | 45.17% |
| 2018 | | 8 | $5.27 | to | $5.69 | $45 | 0.00% | 0.80% | to | 1.65% | | -14.29% | |
| 2017 | | 8 | $6.12 | to | $6.92 | $52 | 3.12% | 0.20% | to | 1.75% | 15.04% | to | 16.89% |
| 2016 | | 7 | $5.32 | to | $5.92 | $38 | 8.12% | 0.20% | to | 1.75% | 46.67% | to | 48.37% |
| **Invesco Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 1 | $34.32 | to | $39.70 | $52 | 0.00% | 0.20% | to | 1.45% | 9.71% | to | 63.51% |
| 2019 | | 1 | $30.76 | to | $35.90 | $45 | 0.00% | 0.20% | to | 1.65% | 29.90% | to | 31.79% |
| 2018 | | 2 | $23.68 | to | $27.24 | $60 | 0.00% | 0.20% | to | 1.65% | -26.53% | to | -25.43% |
| 2017 | | 4 | $32.23 | to | $36.53 | $152 | 0.00% | 0.20% | to | 1.65% | 16.35% | to | 17.46% |
| 2016 | | 11 | $27.70 | to | $30.71 | $318 | 0.18% | 0.30% | to | 1.65% | 16.34% | to | 17.59% |
| **Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I** | | | | | | | | | | | | | |
| 2020 | | 1 | $17.09 | to | $35.08 | $23 | 0.00% | 1.25% | to | 1.50% | 38.61% | to | 38.93% |
| 2019 | | 1 | $12.33 | to | $25.25 | $18 | 0.00% | 1.25% | to | 1.50% | 37.31% | to | 37.68% |
| 2018 | | 1 | $8.98 | to | $18.34 | $14 | 0.00% | 1.25% | to | 1.50% | -7.52% | to | -7.28% |
| 2017 | | 2 | $9.71 | to | $19.78 | $16 | 0.03% | 1.25% | to | 1.50% | 26.93% | to | 27.20% |
| 2016 | | 2 | $7.65 | to | $15.55 | $14 | 0.00% | 1.25% | to | 1.50% | 0.79% | to | 1.04% |
| **Invesco Oppenheimer V.I. Global Fund - Series I** | | | | | | | | | | | | | |
| 2020 | | 5 | $59.62 | to | $73.13 | $359 | 0.61% | 0.50% | to | 1.40% | 25.86% | to | 27.01% |
| 2019 | | 6 | $33.47 | to | $57.58 | $292 | 0.76% | 0.50% | to | 1.40% | 29.96% | to | 31.13% |
| 2018 | | 6 | $25.59 | to | $43.91 | $231 | 1.17% | 0.50% | to | 1.40% | -14.40% | to | -13.61% |
| 2017 | | 6 | $25.66 | to | $50.83 | $283 | 0.94% | 0.50% | to | 1.80% | 34.21% | to | 35.98% |
| 2016 | | 6 | $19.12 | to | $37.38 | $211 | 0.98% | 0.50% | to | 1.80% | -1.70% | to | -0.43% |
| **Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I** | | | | | | | | | | | | | |
| 2020 | | 4 | $23.18 | to | $27.19 | $101 | 6.03% | 0.55% | to | 1.25% | 2.11% | to | 2.84% |
| 2019 | | 4 | $22.70 | to | $26.44 | $98 | 4.26% | 0.55% | to | 1.25% | 9.40% | to | 10.21% |
| 2018 | | 4 | $20.75 | to | $23.99 | $90 | 5.41% | 0.55% | to | 1.25% | -5.60% | to | -4.91% |
| 2017 | | 4 | $21.98 | to | $25.23 | $95 | 2.30% | 0.55% | to | 1.25% | 4.97% | to | 5.70% |
| 2016 | | 4 | $20.94 | to | $23.87 | $90 | 4.71% | 0.55% | to | 1.25% | 5.23% | to | 5.95% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Oppenheimer V.I. Main Street Fund - Series I** | | | | | | | | | | | | | |
| | 2020 | 2 | $23.73 | to | $27.60 | $59 | 1.67% | 1.25% | to | 1.50% | 12.25% | to | 12.52% |
| | 2019 | 3 | $21.14 | to | $24.53 | $61 | 1.75% | 1.25% | to | 1.50% | 30.09% | to | 30.48% |
| | 2018 | 3 | $16.25 | to | $18.80 | $53 | 1.68% | 1.25% | to | 1.50% | -9.27% | to | -9.05% |
| | 2017 | 4 | $17.91 | to | $20.67 | $66 | 1.26% | 1.25% | to | 1.50% | 15.18% | to | 15.47% |
| | 2016 | 4 | $15.55 | to | $17.90 | $64 | 1.09% | 1.25% | to | 1.50% | 9.97% | to | 10.22% |
| **Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I** | | | | | | | | | | | | | |
| | 2020 | 1,025 | $13.41 | to | $43.33 | $30,180 | 0.53% | 0.25% | to | 1.50% | 18.14% | to | 28.88% |
| | 2019 | 1,156 | $11.22 | to | $36.50 | $29,094 | 0.20% | 0.00% | to | 1.50% | 24.57% | to | 26.47% |
| | 2018 | 1,000 | $18.81 | to | $29.15 | $24,778 | 0.33% | 0.00% | to | 1.50% | -11.67% | to | -10.32% |
| | 2017 | 1,058 | $21.17 | to | $32.83 | $29,512 | 0.87% | 0.00% | to | 1.50% | 12.45% | to | 14.17% |
| | 2016 | 1,123 | $18.71 | to | $29.05 | $27,621 | 0.50% | 0.00% | to | 1.50% | 16.33% | to | 18.02% |
| **Invesco V.I. American Franchise Fund - Series I** | | | | | | | | | | | | | |
| | 2020 | 516 | $33.83 | to | $141.45 | $45,196 | 0.07% | 0.00% | to | 1.50% | 40.25% | to | 42.35% |
| | 2019 | 505 | $24.12 | to | $99.37 | $32,064 | 0.00% | 0.00% | to | 1.50% | 34.67% | to | 36.76% |
| | 2018 | 553 | $17.91 | to | $72.66 | $26,539 | 0.00% | 0.00% | to | 1.50% | -5.06% | to | -3.62% |
| | 2017 | 560 | $18.86 | to | $75.39 | $28,558 | 0.09% | 0.00% | to | 1.50% | 25.44% | to | 27.33% |
| | 2016 | 569 | $15.03 | to | $59.21 | $23,516 | 0.00% | 0.00% | to | 1.50% | 0.74% | to | 2.28% |
| **Invesco V.I. Core Equity Fund - Series I** | | | | | | | | | | | | | |
| | 2020 | 1,475 | $18.10 | to | $33.78 | $32,553 | 1.26% | 0.10% | to | 1.95% | 11.61% | to | 13.73% |
| | 2019 | 1,570 | $16.09 | to | $29.82 | $30,828 | 0.97% | 0.10% | to | 1.95% | 26.42% | to | 28.80% |
| | 2018 | 1,738 | $12.62 | to | $23.24 | $27,039 | 0.93% | 0.00% | to | 1.95% | -11.17% | to | -9.39% |
| | 2017 | 1,909 | $14.10 | to | $25.77 | $33,267 | 1.02% | 0.00% | to | 1.95% | 11.03% | to | 13.17% |
| | 2016 | 2,132 | $12.61 | to | $22.89 | $33,203 | 0.75% | 0.00% | to | 1.95% | 8.06% | to | 10.29% |
| **Alger Responsible Investing Fund - Class A** | | | | | | | | | | | | | |
| | 2020 | 274 | $31.41 | to | $52.37 | $12,770 | 0.00% | 0.00% | to | 1.50% | 4.67% | to | 35.78% |
| | 2019 | 204 | $22.32 | to | $38.57 | $7,080 | 0.00% | 0.00% | to | 1.50% | 31.94% | to | 33.88% |
| | 2018 | 234 | $15.94 | to | $28.81 | $6,124 | 0.00% | 0.00% | to | 1.50% | -3.15% | to | -1.64% |
| | 2017 | 206 | $16.43 | to | $29.29 | $5,544 | 0.00% | 0.00% | to | 1.50% | 25.51% | to | 27.40% |
| | 2016 | 171 | $13.07 | to | $22.99 | $3,644 | 0.00% | 0.00% | to | 1.50% | 0.49% | to | 2.00% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Alger Capital Appreciation Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 4 | $49.32 | to | $51.80 | $189 | 0.00% | 0.70% | to | 1.15% | 39.99% | to | 40.65% |
| 2019 | | 3 | $35.23 | to | $37.20 | $123 | 0.00% | 0.60% | to | 1.15% | 31.60% | to | 32.34% |
| 2018 | | 4 | $26.77 | to | $28.11 | $115 | 0.00% | 0.60% | to | 1.15% | -2.12% | to | -1.58% |
| 2017 | | 4 | $27.35 | to | $28.56 | $103 | 0.00% | 0.60% | to | 1.15% | 30.19% | to | 30.41% |
| 2016 | | 22 | $20.51 | to | $21.90 | $481 | 0.00% | 0.60% | to | 1.55% | -1.20% | to | -0.37% |
| **AllianzGI Dividend Value Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 6 | $27.43 | to | $28.73 | $179 | 1.42% | 0.60% | to | 1.00% | -3.45% | to | 11.79% |
| 2019 | | 9 | $28.41 | to | $29.33 | $244 | 1.85% | 0.70% | to | 1.00% | 23.41% | to | 23.76% |
| 2018 | | 13 | $23.02 | to | $23.70 | $297 | 1.91% | 0.70% | to | 1.00% | -11.02% | to | -10.73% |
| 2017 | | 13 | $25.87 | to | $26.55 | $331 | 1.88% | 0.70% | to | 1.00% | 14.57% | to | 14.89% |
| 2016 | | 13 | $22.58 | to | $23.11 | $293 | 2.31% | 0.70% | to | 1.00% | 14.68% | to | 15.09% |
| **AllianzGI Large-Cap Value Fund - Institutional Class** | | | | | | | | | | | | | |
| 2020 | | — | | $19.04 | | $8 | 0.00% | | 0.80% | | | 1.49% | |
| 2019 | | — | | $18.76 | | $8 | 0.00% | | 0.80% | | | 23.99% | |
| 2018 | | — | | $15.13 | | $6 | 0.00% | | 0.80% | | | -10.10% | |
| 2017 | | — | | $16.83 | | $7 | 2.04% | | 0.80% | | | 20.39% | |
| 2016 | | — | | $13.98 | | $6 | 2.28% | | 0.80% | | | 13.47% | |
| **AllianzGI Small-Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 1 | $26.63 | to | $31.53 | $23 | 0.00% | 0.45% | to | 1.45% | -5.97% | to | 19.21% |
| 2019 | | 1 | $28.32 | to | $31.91 | $29 | 0.00% | 0.70% | to | 1.45% | 22.49% | to | 23.40% |
| 2018 | | 9 | $23.12 | to | $26.44 | $240 | 2.88% | 0.55% | to | 1.45% | -20.47% | to | -19.76% |
| 2017 | | 12 | $29.07 | to | $32.95 | $385 | 0.41% | 0.55% | to | 1.45% | 8.35% | to | 9.07% |
| 2016 | | 19 | $26.55 | to | $30.21 | $546 | 1.36% | 0.55% | to | 1.55% | 21.47% | to | 22.26% |
| **Amana Growth Fund - Investor Class** | | | | | | | | | | | | | |
| 2020 | | 2,150 | $15.05 | to | $52.35 | $77,907 | 0.24% | 0.00% | to | 1.50% | 26.62% | to | 32.85% |
| 2019 | | 2,178 | $11.37 | to | $39.56 | $62,144 | 0.40% | 0.00% | to | 1.70% | 30.84% | to | 33.09% |
| 2018 | | 1,900 | $20.93 | to | $30.28 | $46,429 | 0.46% | 0.00% | to | 1.70% | 0.69% | to | 2.43% |
| 2017 | | 1,942 | $20.74 | to | $29.64 | $46,559 | 0.49% | 0.00% | to | 1.70% | 26.82% | to | 29.03% |
| 2016 | | 1,998 | $16.32 | to | $23.04 | $37,550 | 0.65% | 0.00% | to | 1.70% | 5.91% | to | 7.62% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Amana Income Fund - Investor Class** | | | | | | | | | | | | | |
| 2020 | | 2,605 | $12.88 | to | $35.87 | $77,421 | 1.10% | 0.00% | to | 1.50% | 2.10% | to | 60.49% |
| 2019 | | 2,815 | $11.34 | to | $31.61 | $74,306 | 1.25% | 0.00% | to | 1.50% | 23.38% | to | 25.29% |
| 2018 | | 3,088 | $18.69 | to | $25.70 | $66,562 | 1.19% | 0.00% | to | 1.50% | -6.64% | to | -5.21% |
| 2017 | | 3,299 | $20.01 | to | $27.18 | $75,988 | 0.55% | 0.00% | to | 1.50% | 19.88% | to | 21.66% |
| 2016 | | 3,553 | $16.70 | to | $22.40 | $67,948 | 1.39% | 0.00% | to | 1.60% | 7.62% | to | 9.36% |
| **American Balanced Fund® - Class R-3** | | | | | | | | | | | | | |
| 2020 | | 62 | $25.65 | to | $31.42 | $1,826 | 1.05% | 0.20% | to | 1.40% | 6.15% | to | 10.28% |
| 2019 | | 74 | $23.35 | to | $29.41 | $1,969 | 1.51% | 0.00% | to | 1.45% | 17.04% | to | 18.78% |
| 2018 | | 124 | $19.95 | to | $24.76 | $2,791 | 1.60% | 0.00% | to | 1.45% | -4.45% | to | -3.05% |
| 2017 | | 126 | $20.59 | to | $25.54 | $2,956 | 1.39% | 0.00% | to | 1.55% | 13.32% | to | 15.05% |
| 2016 | | 212 | $18.17 | to | $22.20 | $4,359 | 1.40% | 0.00% | to | 1.55% | 6.57% | to | 8.24% |
| **American Beacon Small Cap Value Fund - Investor Class** | | | | | | | | | | | | | |
| 2020 | | 8 | $11.26 | to | $14.31 | $97 | 0.36% | 0.55% | to | 1.25% | 2.48% | to | 3.17% |
| 2019 | | 35 | $10.96 | to | $13.87 | $463 | 1.03% | 0.55% | to | 1.25% | 21.51% | to | 22.42% |
| 2018 | | 28 | $8.99 | to | $11.33 | $315 | 0.32% | 0.55% | to | 1.25% | -16.96% | to | -16.38% |
| 2017 | | 23 | $10.79 | to | $13.55 | $303 | 0.27% | 0.55% | to | 1.25% | 7.05% | to | 7.46% |
| 2016 | | 17 | $12.34 | to | $12.51 | $212 | 0.66% | 0.75% | to | 1.25% | 24.77% | to | 25.48% |
| **Inflation-Adjusted Bond Fund - Investor Class** | | | | | | | | | | | | | |
| 2020 | | 2,750 | $11.51 | to | $15.67 | $35,705 | 1.22% | 0.00% | to | 1.70% | 8.38% | to | 10.27% |
| 2019 | | 2,226 | $10.51 | to | $14.21 | $26,836 | 2.33% | 0.00% | to | 1.80% | 5.96% | to | 7.90% |
| 2018 | | 2,568 | $9.82 | to | $13.17 | $29,126 | 2.83% | 0.00% | to | 1.80% | -4.20% | to | -2.52% |
| 2017 | | 2,734 | $10.15 | to | $13.51 | $31,930 | 2.53% | 0.00% | to | 1.90% | 1.15% | to | 3.05% |
| 2016 | | 2,011 | $9.93 | to | $13.11 | $24,388 | 2.00% | 0.00% | to | 1.90% | 2.81% | to | 4.71% |
| **American Century Investments® Disciplined Core Value Fund - A Class** | | | | | | | | | | | | | |
| 2020 | | 450 | $26.16 | to | $88.36 | $11,886 | 1.54% | 0.65% | to | 1.20% | 10.29% | to | 10.88% |
| 2019 | | 486 | $23.72 | to | $79.69 | $11,609 | 1.84% | 0.65% | to | 1.20% | 22.21% | to | 22.90% |
| 2018 | | 502 | $19.41 | to | $64.84 | $9,812 | 1.69% | 0.65% | to | 1.20% | -8.18% | to | -7.70% |
| 2017 | | 517 | $21.14 | to | $70.25 | $11,002 | 2.15% | 0.65% | to | 1.20% | 18.83% | to | 19.51% |
| 2016 | | 537 | $17.79 | to | $58.78 | $9,606 | 2.09% | 0.65% | to | 1.20% | 11.96% | to | 12.58% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| American Funds® Fundamental Investors® - Class R-3 | | | | | | | | | | | | | |
| 2020 | | 38 | $24.46 | to | $29.02 | $1,054 | 1.21% | 0.00% | to | 1.35% | 11.95% | to | 65.15% |
| 2019 | | 46 | $21.39 | to | $25.32 | $1,090 | 1.31% | 0.00% | to | 1.45% | 25.38% | to | 27.17% |
| 2018 | | 47 | $17.06 | to | $19.91 | $889 | 1.25% | 0.00% | to | 1.45% | -8.33% | to | -6.96% |
| 2017 | | 52 | $18.43 | to | $21.40 | $1,037 | 1.12% | 0.00% | to | 1.55% | 21.09% | to | 22.68% |
| 2016 | | 89 | $15.22 | to | $17.26 | $1,482 | 1.28% | 0.10% | to | 1.55% | 10.51% | to | 11.90% |
| American Funds® Fundamental Investors® - Class R-4 | | | | | | | | | | | | | |
| 2020 | | 4,767 | $24.93 | to | $30.14 | $127,998 | 1.53% | 0.00% | to | 1.50% | 11.75% | to | 18.60% |
| 2019 | | 5,153 | $22.02 | to | $26.23 | $121,394 | 1.56% | 0.00% | to | 1.50% | 25.61% | to | 27.58% |
| 2018 | | 5,236 | $17.53 | to | $20.56 | $97,554 | 1.56% | 0.00% | to | 1.50% | -8.03% | to | -6.67% |
| 2017 | | 5,519 | $19.06 | to | $22.03 | $111,597 | 1.49% | 0.00% | to | 1.50% | 21.48% | to | 23.28% |
| 2016 | | 5,117 | $15.69 | to | $17.87 | $84,728 | 1.60% | 0.00% | to | 1.50% | 10.81% | to | 12.53% |
| American Mutual Fund® - Class R-4 | | | | | | | | | | | | | |
| 2020 | | 77 | $24.22 | to | $27.88 | $1,951 | 2.20% | 0.00% | to | 1.40% | 2.77% | to | 4.73% |
| 2019 | | 115 | $23.45 | to | $26.62 | $2,782 | 0.90% | 0.00% | to | 1.40% | 19.95% | to | 21.66% |
| 2018 | | 430 | $19.55 | to | $21.88 | $9,173 | 2.09% | 0.00% | to | 1.40% | -3.46% | to | -2.15% |
| 2017 | | 364 | $20.25 | to | $22.36 | $7,946 | 2.01% | 0.00% | to | 1.40% | 15.91% | to | 17.62% |
| 2016 | | 251 | $17.47 | to | $19.01 | $4,659 | 2.12% | 0.00% | to | 1.40% | 12.56% | to | 14.11% |
| AMG Managers Fairpointe Mid Cap Fund - Class N | | | | | | | | | | | | | |
| 2020 | | 1,102 | $10.70 | to | $24.67 | $20,180 | 0.07% | 0.00% | to | 1.50% | 2.34% | to | 3.87% |
| 2019 | | 1,259 | $10.33 | to | $23.75 | $22,420 | 0.87% | 0.00% | to | 1.50% | 13.72% | to | 15.46% |
| 2018 | | 1,202 | $18.07 | to | $20.57 | $22,907 | 0.34% | 0.00% | to | 1.50% | -19.80% | to | -18.60% |
| 2017 | | 1,477 | $22.53 | to | $25.27 | $34,886 | 0.00% | 0.00% | to | 1.50% | 9.85% | to | 11.52% |
| 2016 | | 1,865 | $16.89 | to | $22.66 | $38,429 | 0.33% | 0.00% | to | 1.50% | 22.17% | to | 24.10% |
| Ariel Appreciation Fund - Investor Class | | | | | | | | | | | | | |
| 2020 | | 3 | $25.43 | to | $30.89 | $97 | 0.73% | 0.75% | to | 1.90% | 5.34% | to | 6.55% |
| 2019 | | 6 | $24.14 | to | $29.69 | $177 | 0.68% | 0.60% | to | 1.90% | 22.23% | to | 23.86% |
| 2018 | | 18 | $19.75 | to | $23.97 | $412 | 0.85% | 0.60% | to | 1.90% | -15.60% | to | -14.51% |
| 2017 | | 19 | $23.40 | to | $28.04 | $529 | 0.82% | 0.60% | to | 1.90% | 12.93% | to | 14.40% |
| 2016 | | 21 | $20.72 | to | $24.51 | $506 | 0.61% | 0.60% | to | 1.90% | 10.57% | to | 12.02% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ariel Fund - Investor Class** | | | | | | | | | | | | | |
| 2020 | | 318 | $25.82 | to | $46.81 | $9,371 | 0.29% | 0.15% | to | 1.90% | 7.41% | to | 94.29% |
| 2019 | | 384 | $23.82 | to | $41.45 | $10,234 | 0.88% | 0.30% | to | 1.90% | 22.35% | to | 24.30% |
| 2018 | | 415 | $19.40 | to | $33.35 | $9,051 | 0.95% | 0.00% | to | 1.90% | -15.32% | to | -13.68% |
| 2017 | | 432 | $22.81 | to | $38.75 | $11,013 | 0.67% | 0.00% | to | 1.90% | 13.71% | to | 15.90% |
| 2016 | | 514 | $19.98 | to | $33.54 | $11,259 | 0.27% | 0.00% | to | 1.90% | 13.39% | to | 15.54% |
| **Artisan International Fund - Investor Shares** | | | | | | | | | | | | | |
| 2020 | | 715 | $13.95 | to | $25.47 | $10,829 | 0.21% | 0.25% | to | 1.80% | 6.00% | to | 16.43% |
| 2019 | | 784 | $13.16 | to | $23.93 | $11,144 | 0.92% | 0.00% | to | 1.50% | 27.27% | to | 29.27% |
| 2018 | | 885 | $10.34 | to | $18.72 | $9,892 | 1.12% | 0.00% | to | 1.50% | -12.22% | to | -10.87% |
| 2017 | | 1,026 | $11.78 | to | $21.22 | $13,001 | 0.73% | 0.00% | to | 1.50% | 29.03% | to | 30.99% |
| 2016 | | 1,131 | $9.13 | to | $16.12 | $11,019 | 1.04% | 0.00% | to | 1.50% | -11.01% | to | -9.65% |
| **BlackRock Equity Dividend Fund - Investor A Shares** | | | | | | | | | | | | | |
| 2020 | | 37 | $26.13 | to | $29.95 | $1,066 | 1.58% | 0.40% | to | 1.65% | 2.14% | to | 19.19% |
| 2019 | | 34 | $25.76 | to | $29.01 | $964 | 1.85% | 0.40% | to | 1.60% | 25.31% | to | 26.74% |
| 2018 | | 35 | $20.48 | to | $22.89 | $769 | 1.54% | 0.40% | to | 1.65% | -8.98% | to | -7.81% |
| 2017 | | 37 | $22.49 | to | $25.43 | $920 | 1.21% | 0.10% | to | 1.65% | 14.56% | to | 16.33% |
| 2016 | | 64 | $19.64 | to | $21.86 | $1,363 | 1.80% | 0.10% | to | 1.65% | 14.12% | to | 15.91% |
| **BlackRock Health Sciences Opportunities Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2020 | | 578 | $18.03 | to | $19.70 | $11,225 | 0.19% | 0.00% | to | 1.40% | 6.57% | to | 19.75% |
| 2019 | | 466 | $15.26 | to | $16.60 | $7,651 | 0.48% | 0.00% | to | 1.40% | 23.86% | to | 25.67% |
| 2018 | | 496 | $12.32 | to | $13.34 | $6,535 | 0.45% | 0.00% | to | 1.40% | 6.75% | to | 8.20% |
| 2017 | | 300 | $11.54 | to | $12.44 | $3,677 | 0.06% | 0.05% | to | 1.40% | 23.42% | to | 24.26% |
| 2016 | | 124 | $9.35 | to | $10.05 | $1,228 | 0.00% | 0.10% | to | 1.40% | -7.06% | to | -5.81% |
| **BlackRock Health Sciences Opportunities Portfolio - Investor A Shares** | | | | | | | | | | | | | |
| 2020 | | 1,980 | $17.65 | to | $18.94 | $35,936 | 0.00% | 0.25% | to | 1.50% | 12.71% | to | 19.10% |
| 2019 | | 1,831 | $14.99 | to | $16.08 | $28,072 | 0.31% | 0.00% | to | 1.50% | 23.37% | to | 25.23% |
| 2018 | | 2,017 | $12.15 | to | $12.84 | $24,939 | 0.11% | 0.00% | to | 1.50% | 6.39% | to | 7.99% |
| 2017 | | 1,777 | $11.42 | to | $11.89 | $20,564 | 0.00% | 0.00% | to | 1.50% | 22.93% | to | 24.76% |
| 2016 | | 1,320 | $9.29 | to | $9.53 | $12,358 | 0.00% | 0.00% | to | 1.50% | -7.47% | to | -6.02% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **BlackRock Mid Cap Dividend Fund - Institutional Shares** | | | | | | | | | | | | | |
| 2020 | | 20 | $14.89 | to | $15.86 | $308 | 1.39% | 0.30% | to | 1.25% | 5.83% | to | 6.87% |
| 2019 | | 19 | $13.95 | to | $14.84 | $269 | 1.75% | 0.30% | to | 1.40% | 27.75% | to | 29.16% |
| 2018 | | 17 | $10.92 | to | $11.49 | $188 | 2.00% | 0.30% | to | 1.40% | -10.78% | to | -9.81% |
| 2017 | | 17 | $12.24 | to | $12.74 | $213 | 1.60% | 0.30% | to | 1.40% | 7.36% | to | 8.52% |
| 2016 | | 12 | $11.40 | to | $11.74 | $136 | 0.78% | 0.30% | to | 1.40% | 21.02% | to | 22.42% |
| **BlackRock Mid Cap Dividend Fund - Investor A Shares** | | | | | | | | | | | | | |
| 2020 | | 404 | $32.95 | to | $38.12 | $14,194 | 1.13% | 0.25% | to | 1.50% | 0.40% | to | 32.14% |
| 2019 | | 442 | $31.31 | to | $36.34 | $14,680 | 1.42% | 0.10% | to | 1.50% | 27.33% | to | 29.09% |
| 2018 | | 459 | $24.59 | to | $28.15 | $11,923 | 1.66% | 0.10% | to | 1.50% | -11.10% | to | -9.83% |
| 2017 | | 500 | $27.66 | to | $31.22 | $14,540 | 1.15% | 0.10% | to | 1.50% | 6.96% | to | 8.44% |
| 2016 | | 570 | $25.76 | to | $28.79 | $15,474 | 0.45% | 0.10% | to | 1.55% | 20.43% | to | 22.20% |
| **Bond Fund of America[SM] - Class R-4** | | | | | | | | | | | | | |
| 2020 | | 1,855 | $11.33 | to | $16.00 | $25,934 | 1.91% | 0.00% | to | 1.50% | 0.39% | to | 10.73% |
| 2019 | | 1,162 | $10.27 | to | $14.45 | $14,957 | 2.18% | 0.00% | to | 1.50% | 6.40% | to | 8.00% |
| 2018 | | 879 | $11.40 | to | $13.38 | $10,636 | 2.26% | 0.00% | to | 1.50% | -1.64% | to | -0.07% |
| 2017 | | 857 | $11.59 | to | $13.39 | $10,477 | 1.86% | 0.00% | to | 1.50% | 1.67% | to | 3.16% |
| 2016 | | 850 | $11.40 | to | $12.98 | $10,133 | 1.73% | 0.00% | to | 1.50% | 1.24% | to | 2.77% |
| **Calvert US Large-Cap Core Responsible Index Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 1 | $13.90 | | | $16 | 0.00% | 1.00% | | | 24.55% | | |
| 2019 | 06/04/2019 | 1 | $11.16 | | | $8 | (d) | 1.00% | | | (d) | | |
| 2018 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2017 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2016 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| **Calvert VP SRI Balanced Portfolio** | | | | | | | | | | | | | |
| 2020 | | 1,276 | $21.12 | to | $70.43 | $59,393 | 1.45% | 0.00% | to | 1.50% | 12.16% | to | 30.57% |
| 2019 | | 1,319 | $18.49 | to | $61.56 | $53,468 | 1.57% | 0.00% | to | 1.50% | 22.56% | to | 24.44% |
| 2018 | | 1,371 | $14.99 | to | $49.86 | $45,323 | 1.81% | 0.00% | to | 1.50% | -4.12% | to | -2.66% |
| 2017 | | 1,449 | $15.54 | to | $51.61 | $49,710 | 1.98% | 0.00% | to | 1.50% | 10.34% | to | 11.95% |
| 2016 | | 1,628 | $14.00 | to | $46.46 | $49,756 | 1.83% | 0.00% | to | 1.50% | 6.22% | to | 7.88% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Capital Income Builder® - Class R-4** | | | | | | | | | | | | | |
| 2020 | | 631 | $11.82 | to | $12.87 | $7,663 | 3.57% | 0.00% | to | 1.50% | 1.72% | to | 16.87% |
| 2019 | | 505 | $11.62 | to | $12.46 | $5,991 | 3.27% | 0.00% | to | 1.50% | 15.62% | to | 17.33% |
| 2018 | | 448 | $10.05 | to | $10.62 | $4,575 | 3.48% | 0.00% | to | 1.50% | -8.47% | to | -7.09% |
| 2017 | | 390 | $10.98 | to | $11.43 | $4,337 | 3.57% | 0.00% | to | 1.50% | 12.38% | to | 14.19% |
| 2016 | | 291 | $9.77 | to | $10.01 | $2,866 | 3.91% | 0.00% | to | 1.50% | 5.28% | to | 6.53% |
| **Capital World Growth & Income Fund[SM] - Class R-3** | | | | | | | | | | | | | |
| 2020 | | 22 | $27.95 | to | $31.59 | $670 | 1.07% | 0.20% | to | 1.25% | 13.44% | to | 25.34% |
| 2019 | | 24 | $24.61 | to | $27.52 | $637 | 1.51% | 0.20% | to | 1.25% | 23.42% | to | 24.69% |
| 2018 | | 26 | $19.94 | to | $22.07 | $557 | 1.79% | 0.20% | to | 1.25% | -11.69% | to | -10.76% |
| 2017 | | 27 | $22.58 | to | $25.16 | $670 | 1.59% | 0.00% | to | 1.25% | 22.72% | to | 24.31% |
| 2016 | | 39 | $18.40 | to | $20.24 | $770 | 2.06% | 0.00% | to | 1.25% | 4.84% | to | 6.14% |
| **Cohen & Steers Real Estate Securities Fund, Inc. - Class A** | | | | | | | | | | | | | |
| 2020 | | 135 | $11.55 | to | $13.01 | $1,706 | 3.00% | 0.10% | to | 1.50% | -4.47% | to | 14.79% |
| 2019 | | 104 | $13.00 | to | $13.14 | $1,363 | 1.84% | 0.80% | to | 1.40% | 29.59% | to | 29.96% |
| 2018 | 06/04/2018 | 5 | $9.96 | to | $10.08 | $53 | (c) | 0.95% | to | 1.25% | | (c) | |
| 2017 | | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| 2016 | | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| **Cohen & Steers Realty Shares, Inc.** | | | | | | | | | | | | | |
| 2020 | | 440 | $18.81 | to | $21.74 | $8,660 | 2.36% | 0.00% | to | 1.50% | -4.32% | to | 4.02% |
| 2019 | | 536 | $19.66 | to | $22.39 | $10,992 | 2.65% | 0.00% | to | 1.50% | 30.89% | to | 32.96% |
| 2018 | | 475 | $15.02 | to | $16.84 | $7,400 | 3.67% | 0.00% | to | 1.50% | -5.59% | to | -4.21% |
| 2017 | | 551 | $15.91 | to | $17.58 | $9,057 | 2.60% | 0.00% | to | 1.50% | 5.50% | to | 7.06% |
| 2016 | | 586 | $15.08 | to | $16.42 | $9,073 | 3.02% | 0.00% | to | 1.50% | 4.00% | to | 5.59% |
| **Columbia[SM] Acorn® Fund - Class A Shares** | | | | | | | | | | | | | |
| 2020 | | 3 | $35.42 | to | $37.82 | $94 | 0.00% | 0.70% | to | 1.30% | 7.20% | to | 28.43% |
| 2019 | | 2 | $27.37 | to | $29.19 | $67 | 0.00% | 0.80% | to | 1.45% | 24.41% | to | 25.23% |
| 2018 | | 3 | $22.00 | to | $23.31 | $58 | 0.00% | 0.80% | to | 1.45% | -6.62% | to | -6.01% |
| 2017 | | 3 | $23.55 | to | $24.80 | $63 | 0.00% | 0.80% | to | 1.45% | | 23.94% | |
| 2016 | | 2 | $19.46 | to | $20.01 | $43 | 0.00% | 0.80% | to | 1.20% | 9.06% | to | 9.17% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Columbia Select Mid Cap Value Fund - Class A Shares** | | | | | | | | | | | | | |
| | 2020 | 284 | $20.36 | to | $24.92 | $6,276 | 0.65% | 0.00% | to | 1.60% | 1.39% | to | 23.48% |
| | 2019 | 320 | $19.42 | to | $23.40 | $6,711 | 0.84% | 0.00% | to | 1.60% | 29.21% | to | 31.31% |
| | 2018 | 448 | $15.03 | to | $17.82 | $7,411 | 0.50% | 0.00% | to | 1.60% | -14.84% | to | -13.48% |
| | 2017 | 472 | $17.65 | to | $20.40 | $9,051 | 0.93% | 0.05% | to | 1.60% | 11.50% | to | 13.05% |
| | 2016 | 513 | $15.83 | to | $18.02 | $8,702 | 0.72% | 0.10% | to | 1.60% | 12.19% | to | 13.83% |
| **Columbia Select Mid Cap Value Fund - Institutional Class** | | | | | | | | | | | | | |
| | 2020 | — | | $23.26 | | $3 | 0.00% | | 0.80% | | | 5.97% | |
| | 2019 | — | | $21.95 | | $2 | 0.00% | | 0.80% | | | 30.50% | |
| | 2018 | — | | $16.82 | | $2 | 0.00% | | 0.80% | | | -13.92% | |
| | 2017 | — | | $19.54 | | $2 | 1.20% | | 0.80% | | | 12.69% | |
| | 2016 | — | | $17.34 | | $2 | 0.98% | | 0.80% | | | 13.33% | |
| **CRM Mid Cap Value Fund - Investor Shares** | | | | | | | | | | | | | |
| | 2020 | 2 | $31.98 | to | $35.72 | $60 | 0.00% | 0.60% | to | 1.55% | 8.85% | to | 28.24% |
| | 2019 | 3 | $29.38 | to | $32.16 | $110 | 0.00% | 0.70% | to | 1.55% | 22.79% | to | 23.69% |
| | 2018 | 11 | $24.18 | to | $26.00 | $296 | 0.31% | 0.70% | to | 1.45% | -8.44% | to | -7.74% |
| | 2017 | 12 | $26.41 | to | $28.18 | $351 | 1.24% | 0.70% | to | 1.45% | 17.33% | to | 18.25% |
| | 2016 | 13 | $22.33 | to | $23.83 | $298 | 0.01% | 0.70% | to | 1.55% | 14.22% | to | 15.18% |
| **Davis Financial Fund - Class Y** | | | | | | | | | | | | | |
| | 2020 | 4 | $14.41 | to | $14.87 | $63 | 1.44% | 0.75% | to | 1.25% | -7.44% | to | -5.82% |
| | 2019 | 5 | $15.51 | to | $17.26 | $76 | 1.57% | 0.30% | to | 1.25% | 24.98% | to | 26.17% |
| | 2018 | 4 | $12.40 | to | $13.68 | $51 | 1.98% | 0.30% | to | 1.25% | -12.61% | to | -11.80% |
| | 2017 | 3 | $14.19 | to | $15.51 | $50 | 0.55% | 0.30% | to | 1.20% | 18.24% | to | 18.70% |
| | 2016 | 4 | $12.06 | to | $12.14 | $50 | 1.55% | 0.75% | to | 1.05% | 14.08% | to | 14.42% |
| **Delaware Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| | 2020 | 164 | $11.09 | to | $18.18 | $2,553 | 0.63% | 0.00% | to | 1.50% | -2.94% | to | 53.44% |
| | 2019 | 174 | $11.30 | to | $18.45 | $2,812 | 0.95% | 0.00% | to | 1.50% | 25.87% | to | 27.86% |
| | 2018 | 192 | $13.26 | to | $14.43 | $2,656 | 0.60% | 0.00% | to | 1.50% | -18.80% | to | -17.59% |
| | 2017 | 238 | $16.32 | to | $17.51 | $4,020 | 0.48% | 0.00% | to | 1.50% | 10.04% | to | 11.40% |
| | 2016 | 176 | $14.84 | to | $15.53 | $2,668 | 0.72% | 0.25% | to | 1.50% | 29.17% | to | 30.72% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Delaware Smid Cap Growth Fund - Institutional Class** | | | | | | | | | | | | | |
| | 2020 | 987 | | $34.74 | | $34,304 | 0.00% | | 0.00% | | | 94.40% | |
| | 2019 | 941 | | $17.87 | | $16,822 | 0.00% | | 0.00% | | | 35.58% | |
| | 2018 | 870 | | $13.18 | | $11,472 | 0.00% | | 0.00% | | | 0.46% | |
| | 2017 | 714 | | $13.12 | | $9,364 | 0.00% | | 0.00% | | | 35.40% | |
| | 2016 | 475 | | $9.69 | | $4,601 | 0.04% | | 0.00% | | | -4.06% | |
| **DWS Small Cap Growth Fund - Class S** | | | | | | | | | | | | | |
| | 2020 | 1 | $17.45 | to | $18.65 | $24 | 0.00% | 0.40% | to | 1.40% | 25.90% | to | 27.22% |
| | 2019 | 1 | $13.86 | to | $14.66 | $21 | 0.00% | 0.40% | to | 1.40% | 19.48% | to | 20.56% |
| | 2018 | 1 | $11.60 | to | $12.16 | $16 | 0.00% | 0.40% | to | 1.40% | -14.45% | to | -13.51% |
| | 2017 | 2 | $13.56 | to | $14.06 | $31 | 0.00% | 0.40% | to | 1.40% | 19.37% | to | 20.58% |
| | 2016 | 1 | $11.36 | to | $11.66 | $15 | 0.00% | 0.40% | to | 1.40% | 7.37% | to | 8.36% |
| **DWS Equity 500 Index Fund - Class S** | | | | | | | | | | | | | |
| | 2020 | 25 | | $43.73 | | $1,085 | 1.47% | | 1.00% | | | 16.83% | |
| | 2019 | 22 | | $37.43 | | $820 | 1.77% | | 1.00% | | | 29.83% | |
| | 2018 | 22 | | $28.83 | | $646 | 1.74% | | 1.00% | | | -5.23% | |
| | 2017 | 24 | | $30.42 | | $737 | 1.83% | | 1.00% | | | 20.19% | |
| | 2016 | 30 | | $25.31 | | $760 | 1.89% | | 1.00% | | | 10.48% | |
| **DFA Emerging Markets Core Equity Portfolio - Institutional Class** | | | | | | | | | | | | | |
| | 2020 | 220 | | $14.18 | | $3,121 | 1.80% | | 0.00% | | | 13.90% | |
| | 2019 | 212 | | $12.45 | | $2,645 | 2.62% | | 0.00% | | | 16.03% | |
| | 2018 | 188 | | $10.73 | | $2,016 | 2.34% | | 0.00% | | | -15.24% | |
| | 2017 | 138 | | $12.66 | | $1,752 | 2.38% | | 0.00% | | | 36.57% | |
| | 2016 | 78 | | $9.27 | | $723 | 2.23% | | 0.00% | | | 12.36% | |
| **DFA Inflation-Protected Securities Portfolio - Institutional Class** | | | | | | | | | | | | | |
| | 2020 | 192 | | $12.65 | | $2,430 | 1.60% | | 0.00% | | | 11.65% | |
| | 2019 | 116 | | $11.33 | | $1,318 | 1.94% | | 0.00% | | | 8.42% | |
| | 2018 | 100 | | $10.45 | | $1,050 | 2.33% | | 0.00% | | | -1.23% | |
| | 2017 | 63 | | $10.58 | | $670 | 2.58% | | 0.00% | | | 3.22% | |
| | 2016 | 51 | | $10.25 | | $525 | 2.54% | | 0.00% | | | 4.70% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **DFA U.S. Targeted Value Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2020 | | 1,512 | $13.32 | | | $20,147 | 1.56% | 0.00% | | | 3.74% | | |
| 2019 | | 1,385 | $12.84 | | | $17,780 | 1.47% | 0.00% | | | 21.48% | | |
| 2018 | | 1,237 | $10.57 | | | $13,073 | 1.11% | 0.00% | | | -15.78% | | |
| 2017 | | 1,075 | $12.55 | | | $13,492 | 1.25% | 0.00% | | | 9.61% | | |
| 2016 | | 783 | $11.45 | | | $8,970 | 1.14% | 0.00% | | | 26.80% | | |
| **Dodge & Cox International Stock Fund** | | | | | | | | | | | | | |
| 2020 | | 11 | $15.51 | to | $17.78 | $178 | 1.73% | 0.50% | to | 1.75% | 0.57% | to | 34.99% |
| 2019 | | 10 | $15.16 | to | $17.50 | $168 | 4.08% | 0.50% | to | 1.95% | 20.41% | to | 22.12% |
| 2018 | | 9 | $12.59 | to | $14.33 | $126 | 2.86% | 0.50% | to | 1.95% | -19.60% | to | -18.39% |
| 2017 | | 9 | $15.65 | to | $17.56 | $154 | 1.68% | 0.50% | to | 1.95% | 21.58% | to | 23.31% |
| 2016 | | 14 | $12.88 | to | $14.23 | $191 | 1.57% | 0.50% | to | 1.95% | 6.18% | to | 7.72% |
| **Dodge & Cox Stock Fund** | | | | | | | | | | | | | |
| 2020 | | 5 | $29.58 | to | $32.45 | $158 | 2.05% | 1.00% | to | 1.85% | 1.30% | to | 31.81% |
| 2019 | | 5 | $28.12 | to | $30.59 | $135 | 1.37% | 1.00% | to | 1.85% | 22.53% | to | 23.60% |
| 2018 | | 7 | $22.95 | to | $24.75 | $156 | 1.27% | 1.00% | to | 1.85% | -8.78% | to | -7.99% |
| 2017 | | 6 | $25.16 | to | $26.90 | $159 | 1.63% | 1.00% | to | 1.85% | 16.48% | to | 17.11% |
| 2016 | | 13 | $21.51 | to | $23.77 | $300 | 1.46% | 0.50% | to | 1.95% | 18.97% | to | 20.66% |
| **Eaton Vance Large-Cap Value Fund - Class R Shares** | | | | | | | | | | | | | |
| 2020 | | — | $29.52 | | | $1 | 0.00% | 0.70% | | | 1.30% | | |
| 2019 | | — | $29.14 | | | $1 | 0.00% | 0.70% | | | 28.60% | | |
| 2018 | | — | $22.66 | to | $23.78 | $2 | 0.00% | 0.20% | to | 0.70% | -7.70% | to | -7.22% |
| 2017 | | — | $24.55 | to | $25.63 | $2 | 1.00% | 0.20% | to | 0.70% | 13.71% | to | 14.27% |
| 2016 | | — | $21.59 | to | $22.43 | $2 | 1.23% | 0.20% | to | 0.70% | 8.49% | to | 9.04% |
| **EuroPacific Growth Fund® - Class R-3** | | | | | | | | | | | | | |
| 2020 | | 95 | $12.87 | to | $37.17 | $3,147 | 0.00% | 0.00% | to | 1.55% | 22.48% | to | 79.79% |
| 2019 | | 103 | $10.45 | to | $29.87 | $2,757 | 0.70% | 0.00% | to | 1.55% | 24.67% | to | 26.57% |
| 2018 | | 149 | $8.34 | to | $23.60 | $3,220 | 0.88% | 0.00% | to | 1.55% | -16.79% | to | -15.47% |
| 2017 | | 176 | $22.50 | to | $27.92 | $4,540 | 0.56% | 0.00% | to | 1.55% | 28.34% | to | 30.35% |
| 2016 | | 258 | $17.54 | to | $21.42 | $5,138 | 0.86% | 0.00% | to | 1.55% | -1.13% | to | 0.37% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-4** | | | | | | | | | | | | | |
| 2020 | | 11,735 | $14.12 | to | $38.69 | $357,550 | 0.18% | 0.00% | to | 1.50% | 22.06% | to | 24.81% |
| 2019 | | 12,700 | $11.35 | to | $31.00 | $313,071 | 1.11% | 0.00% | to | 1.50% | 25.11% | to | 27.01% |
| 2018 | | 13,659 | $10.00 | to | $24.42 | $275,861 | 1.17% | 0.00% | to | 1.50% | -16.50% | to | -15.21% |
| 2017 | | 14,398 | $11.88 | to | $28.80 | $348,913 | 0.95% | 0.00% | to | 1.50% | 28.75% | to | 30.77% |
| 2016 | | 14,233 | $10.04 | to | $22.03 | $268,183 | 1.23% | 0.00% | to | 1.50% | -0.82% | to | 0.69% |
| **Federated Hermes International Leaders Fund - Institutional Shares** | | | | | | | | | | | | | |
| 2020 | | 2 | $14.78 | to | $15.12 | $24 | 0.00% | 0.75% | to | 1.25% | 14.40% | to | 15.76% |
| 2019 | | 1 | $12.92 | to | $13.16 | $10 | 0.00% | 0.75% | to | 1.25% | 25.56% | to | 26.05% |
| 2018 | | — | $10.33 | to | $10.44 | $2 | 0.00% | 0.75% | to | 1.15% | | -21.27% | |
| 2017 | 10/04/2017 | — | | $13.26 | | $— | (b) | | 0.75% | | | (b) | |
| 2016 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Fidelity Advisor® New Insights Fund - Class I** | | | | | | | | | | | | | |
| 2020 | | 74 | $21.76 | to | $42.70 | $2,220 | 0.00% | 0.15% | to | 1.75% | 18.83% | to | 24.00% |
| 2019 | | 174 | $17.63 | to | $34.58 | $3,580 | 0.40% | 0.40% | to | 1.85% | 27.06% | to | 28.89% |
| 2018 | | 149 | $13.81 | to | $26.83 | $2,475 | 0.24% | 0.40% | to | 1.85% | -5.94% | to | -4.55% |
| 2017 | | 125 | $14.61 | to | $28.11 | $2,322 | 0.32% | 0.40% | to | 1.85% | 26.04% | to | 27.83% |
| 2016 | | 93 | $11.55 | to | $21.99 | $1,447 | 0.45% | 0.40% | to | 1.85% | 4.70% | to | 6.18% |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 19,409 | $14.84 | to | $129.09 | $1,504,973 | 0.24% | 0.00% | to | 1.95% | 24.14% | to | 30.58% |
| 2019 | | 21,587 | $11.40 | to | $98.92 | $1,291,583 | 0.47% | 0.00% | to | 1.95% | 29.04% | to | 31.60% |
| 2018 | | 21,154 | $17.00 | to | $75.64 | $1,099,134 | 0.73% | 0.00% | to | 1.95% | -8.19% | to | -6.37% |
| 2017 | | 24,071 | $18.33 | to | $80.79 | $1,337,984 | 1.00% | 0.00% | to | 1.95% | 19.53% | to | 21.89% |
| 2016 | | 26,164 | $15.17 | to | $66.29 | $1,197,401 | 0.78% | 0.00% | to | 1.95% | 5.90% | to | 8.02% |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 4,132 | $84.13 | to | $86.06 | $348,862 | 1.61% | 0.75% | to | 1.20% | 16.83% | to | 17.36% |
| 2019 | | 4,417 | $72.01 | to | $73.33 | $318,967 | 2.02% | 0.75% | to | 1.20% | 29.77% | to | 30.36% |
| 2018 | | 4,372 | $55.49 | to | $56.25 | $243,084 | 2.00% | 0.75% | to | 1.20% | -5.63% | to | -5.21% |
| 2017 | | 4,314 | $58.80 | to | $59.34 | $253,980 | 1.85% | 0.75% | to | 1.20% | 20.27% | to | 20.71% |
| 2016 | | 4,073 | $48.89 | to | $49.16 | $199,247 | 1.49% | 0.85% | to | 1.20% | 10.51% | to | 10.92% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fidelity® VIP Asset Manager Portfolio - Initial Class | | | | | | | | | | | | | |
| 2020 | | 404 | $42.10 | to | $42.45 | $17,022 | 1.41% | 0.95% | to | 1.20% | 13.51% | to | 13.81% |
| 2019 | | 439 | $37.09 | to | $37.30 | $16,286 | 1.81% | 0.95% | to | 1.20% | 16.82% | to | 17.11% |
| 2018 | | 456 | $31.75 | to | $31.85 | $14,470 | 1.72% | 0.95% | to | 1.20% | -6.48% | to | -6.24% |
| 2017 | | 482 | $33.95 | to | $33.97 | $16,375 | 1.73% | 0.95% | to | 1.20% | 12.75% | to | 12.82% |
| 2016 | | 652 | $30.11 | to | $30.27 | $19,664 | 1.42% | 0.85% | to | 1.20% | 1.83% | to | 2.19% |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | | | | | | | | | | | | | |
| 2020 | | 5,121 | $11.98 | to | $65.93 | $241,153 | 1.61% | 0.00% | to | 1.95% | 1.66% | to | 25.07% |
| 2019 | | 5,579 | $11.26 | to | $62.51 | $250,735 | 2.00% | 0.00% | to | 1.95% | 24.96% | to | 27.48% |
| 2018 | | 6,151 | $14.53 | to | $49.61 | $220,603 | 2.25% | 0.00% | to | 1.95% | -10.09% | to | -8.29% |
| 2017 | | 7,027 | $15.98 | to | $54.73 | $276,235 | 1.67% | 0.00% | to | 1.95% | 10.73% | to | 12.89% |
| 2016 | | 7,659 | $14.29 | to | $49.04 | $269,002 | 2.22% | 0.00% | to | 1.95% | 15.69% | to | 18.06% |
| Fidelity® VIP Growth Portfolio - Initial Class | | | | | | | | | | | | | |
| 2020 | | 7,095 | $36.21 | to | $119.24 | $529,088 | 0.07% | 0.00% | to | 1.75% | 15.09% | to | 43.90% |
| 2019 | | 7,366 | $25.39 | to | $83.83 | $387,431 | 0.26% | 0.00% | to | 1.75% | 31.97% | to | 34.29% |
| 2018 | | 8,082 | $19.08 | to | $63.13 | $319,689 | 0.26% | 0.00% | to | 1.75% | -1.88% | to | -0.16% |
| 2017 | | 8,634 | $19.28 | to | $63.97 | $345,776 | 0.22% | 0.00% | to | 1.75% | 32.78% | to | 35.13% |
| 2016 | | 8,741 | $14.40 | to | $47.89 | $262,156 | 0.04% | 0.00% | to | 1.75% | -0.99% | to | 0.85% |
| Fidelity® VIP High Income Portfolio - Initial Class | | | | | | | | | | | | | |
| 2020 | | 464 | $18.80 | to | $19.57 | $8,739 | 4.82% | 0.95% | to | 1.50% | 1.19% | to | 1.77% |
| 2019 | | 465 | $18.52 | to | $19.34 | $8,611 | 5.31% | 0.95% | to | 1.50% | 13.43% | to | 14.01% |
| 2018 | | 475 | $16.29 | to | $17.05 | $7,738 | 5.61% | 0.95% | to | 1.50% | -4.75% | to | -4.16% |
| 2017 | | 512 | $17.04 | to | $17.90 | $8,724 | 4.74% | 0.95% | to | 1.50% | 5.36% | to | 5.70% |
| 2016 | | 699 | $16.13 | to | $16.99 | $11,293 | 5.31% | 0.85% | to | 1.50% | 12.89% | to | 13.67% |
| Fidelity® VIP Overseas Portfolio - Initial Class | | | | | | | | | | | | | |
| 2020 | | 1,036 | $13.69 | to | $36.55 | $27,873 | 0.38% | 0.00% | to | 1.50% | 13.87% | to | 15.61% |
| 2019 | | 1,228 | $11.95 | to | $31.74 | $28,627 | 1.72% | 0.00% | to | 1.50% | 25.88% | to | 27.78% |
| 2018 | | 1,349 | $9.44 | to | $27.18 | $25,131 | 1.57% | 0.00% | to | 1.50% | -16.09% | to | -14.77% |
| 2017 | | 1,508 | $11.18 | to | $31.90 | $33,166 | 1.49% | 0.00% | to | 1.50% | 28.35% | to | 30.24% |
| 2016 | | 1,498 | $8.66 | to | $24.48 | $25,749 | 1.37% | 0.00% | to | 1.50% | -6.49% | to | -5.00% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Franklin Mutual Global Discovery Fund - Class R** | | | | | | | | | | | | | |
| 2020 | | 33 | $16.11 | to | $31.64 | $944 | 2.25% | 0.00% | to | 1.55% | -6.31% | to | 55.74% |
| 2019 | | 37 | $17.07 | to | $33.26 | $1,099 | 1.49% | 0.00% | to | 1.55% | 22.13% | to | 24.06% |
| 2018 | | 54 | $13.98 | to | $26.81 | $1,325 | 1.49% | 0.00% | to | 1.55% | -12.61% | to | -11.41% |
| 2017 | | 66 | $15.65 | to | $29.37 | $1,799 | 2.01% | 0.20% | to | 1.55% | 7.65% | to | 9.06% |
| 2016 | | 66 | $14.25 | to | $26.92 | $1,664 | 1.74% | 0.20% | to | 1.55% | 10.56% | to | 12.03% |
| **Franklin Biotechnology Discovery Fund - Advisor Class** | | | | | | | | | | | | | |
| 2020 | | 25 | $15.54 | to | $20.99 | $462 | 0.00% | 0.40% | to | 1.40% | 28.11% | to | 29.68% |
| 2019 | | 22 | $12.10 | to | $16.24 | $323 | 0.00% | 0.40% | to | 1.40% | 33.26% | to | 34.70% |
| 2018 | | 25 | $9.08 | to | $12.11 | $274 | 0.00% | 0.40% | to | 1.40% | -16.70% | to | -15.88% |
| 2017 | | 24 | $10.90 | to | $14.45 | $320 | 0.00% | 0.40% | to | 1.40% | 17.46% | to | 18.63% |
| 2016 | | 20 | $9.28 | to | $12.39 | $232 | 1.29% | 0.30% | to | 1.40% | -18.09% | to | -17.25% |
| **Franklin Natural Resources Fund - Advisor Class** | | | | | | | | | | | | | |
| 2020 | | 5 | $4.41 | to | $4.62 | $22 | 5.26% | 0.55% | to | 1.25% | -22.36% | to | -21.83% |
| 2019 | | 3 | $5.63 | to | $5.91 | $16 | 0.00% | 0.55% | to | 1.40% | 8.69% | to | 9.65% |
| 2018 | | 2 | $5.18 | to | $5.39 | $12 | 0.00% | 0.55% | to | 1.40% | -24.60% | to | -23.87% |
| 2017 | | 4 | $6.87 | to | $7.08 | $30 | 1.43% | 0.55% | to | 1.40% | -0.87% | to | -0.28% |
| 2016 | | 5 | $6.93 | to | $7.13 | $35 | 1.82% | 0.30% | to | 1.40% | 33.01% | to | 33.90% |
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 5 | $36.44 | to | $56.15 | $254 | 0.00% | 0.30% | to | 1.45% | 12.43% | to | 55.50% |
| 2019 | | 11 | $30.07 | to | $36.69 | $362 | 0.00% | 0.20% | to | 1.45% | 29.89% | to | 31.55% |
| 2018 | | 11 | $23.15 | to | $27.89 | $278 | 0.00% | 0.20% | to | 1.45% | -5.97% | to | -4.78% |
| 2017 | | 12 | $24.62 | to | $29.29 | $335 | 0.00% | 0.20% | to | 1.45% | 19.81% | to | 21.28% |
| 2016 | | 12 | $20.55 | to | $24.15 | $260 | 0.00% | 0.20% | to | 1.45% | 2.80% | to | 4.09% |
| **Franklin Small Cap Value VIP Fund - Class 2** | | | | | | | | | | | | | |
| 2020 | | 2,561 | $12.19 | to | $51.03 | $105,930 | 1.27% | 0.00% | to | 1.75% | 3.37% | to | 40.83% |
| 2019 | | 2,774 | $11.62 | to | $48.51 | $110,535 | 1.06% | 0.00% | to | 1.75% | 24.16% | to | 26.35% |
| 2018 | | 2,961 | $17.44 | to | $38.40 | $95,726 | 0.93% | 0.00% | to | 1.75% | -14.42% | to | -12.87% |
| 2017 | | 3,371 | $20.20 | to | $44.07 | $126,589 | 0.50% | 0.00% | to | 1.75% | 8.77% | to | 10.66% |
| 2016 | | 3,767 | $18.42 | to | $39.83 | $128,525 | 0.77% | 0.00% | to | 1.75% | 27.90% | to | 30.21% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Goldman Sachs Growth Opportunities Fund - Investor Shares** | | | | | | | | | | | | | |
| 2020 | | 4 | $23.35 | to | $25.37 | $107 | 0.00% | 0.15% | to | 1.40% | 32.41% | to | 44.11% |
| 2019 | | 2 | $16.37 | to | $17.32 | $40 | 0.00% | 0.40% | to | 1.40% | 33.04% | to | 34.16% |
| 2018 | | 1 | $12.41 | to | $12.91 | $16 | 0.00% | 0.40% | to | 1.25% | -6.27% | to | -5.49% |
| 2017 | | 4 | $13.17 | to | $13.66 | $54 | 0.00% | 0.40% | to | 1.40% | 25.50% | to | 26.60% |
| 2016 | | 1 | $10.55 | to | $10.79 | $14 | 0.00% | 0.40% | to | 1.25% | 0.09% | to | 1.03% |
| **Growth Fund of America® - Class R-3** | | | | | | | | | | | | | |
| 2020 | | 218 | $37.57 | to | $55.57 | $10,019 | 0.00% | 0.00% | to | 1.55% | 32.90% | to | 41.49% |
| 2019 | | 245 | $27.62 | to | $40.45 | $8,205 | 0.32% | 0.00% | to | 1.55% | 25.74% | to | 27.72% |
| 2018 | | 364 | $21.85 | to | $31.67 | $9,942 | 0.18% | 0.00% | to | 1.55% | -4.74% | to | -3.27% |
| 2017 | | 418 | $22.81 | to | $32.74 | $11,915 | 0.14% | 0.00% | to | 1.55% | 23.78% | to | 25.73% |
| 2016 | | 523 | $18.33 | to | $26.04 | $12,049 | 0.22% | 0.00% | to | 1.55% | 6.44% | to | 8.09% |
| **Growth Fund of America® - Class R-4** | | | | | | | | | | | | | |
| 2020 | | 12,032 | $19.45 | to | $58.34 | $586,093 | 0.23% | 0.00% | to | 1.50% | 32.42% | to | 37.83% |
| 2019 | | 13,038 | $14.22 | to | $42.34 | $466,449 | 0.69% | 0.00% | to | 1.50% | 26.21% | to | 28.11% |
| 2018 | | 14,283 | $11.19 | to | $33.05 | $402,267 | 0.53% | 0.00% | to | 1.50% | -4.43% | to | -2.96% |
| 2017 | | 15,034 | $11.61 | to | $34.06 | $445,366 | 0.47% | 0.00% | to | 1.50% | 24.22% | to | 26.10% |
| 2016 | | 15,504 | $15.94 | to | $27.01 | $368,594 | 0.55% | 0.00% | to | 1.50% | 6.84% | to | 8.43% |
| **The Hartford Capital Appreciation Fund - Class R4** | | | | | | | | | | | | | |
| 2020 | | — | | $31.94 | | $— | 0.00% | | 0.65% | | | 19.98% | |
| 2019 | | — | | $26.62 | | $— | 0.00% | | 0.65% | | | 29.54% | |
| 2018 | | — | | $20.55 | | $— | 0.00% | | 0.65% | | | -5.52% | |
| 2017 | | — | | $21.75 | | $— | 0.48% | | 0.65% | | | 20.43% | |
| 2016 | | — | | $18.06 | | $— | 0.19% | | 0.65% | | | 3.44% | |
| **The Hartford Dividend And Growth Fund - Class R4** | | | | | | | | | | | | | |
| 2020 | | — | | $30.16 | | $4 | 0.00% | | 0.65% | | | 6.91% | |
| 2019 | | — | | $28.21 | | $9 | 0.00% | | 0.65% | | | 26.90% | |
| 2018 | | — | | $22.23 | | $7 | 0.00% | | 0.65% | | | -6.16% | |
| 2017 | | — | | $23.69 | | $7 | 1.35% | | 0.65% | | | 16.99% | |
| 2016 | | — | | $20.25 | | $6 | 1.42% | | 0.65% | | | 13.51% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **The Hartford International Opportunities Fund - Class R4** | | | | | | | | | | | | | |
| 2020 | | 157 | $14.80 | to | $15.65 | $2,386 | 0.40% | 0.30% | to | 1.50% | 18.49% | to | 24.82% |
| 2019 | | 130 | $12.49 | to | $13.05 | $1,656 | 1.21% | 0.30% | to | 1.50% | 23.79% | to | 25.24% |
| 2018 | | 145 | $10.09 | to | $10.42 | $1,479 | 1.34% | 0.25% | to | 1.50% | -20.17% | to | -19.11% |
| 2017 | | 106 | $12.64 | to | $12.87 | $1,350 | 2.17% | 0.25% | to | 1.50% | 22.36% | to | 23.82% |
| 2016 | 01/06/2016 | 15 | $10.33 | to | $10.39 | $157 | (a) | 0.40% | to | 1.50% | | (a) | |
| **Income Fund of America® - Class R-3** | | | | | | | | | | | | | |
| 2020 | | 28 | $22.88 | to | $28.75 | $748 | 2.79% | 0.20% | to | 1.55% | 3.06% | to | 17.14% |
| 2019 | | 33 | $22.20 | to | $27.52 | $830 | 2.99% | 0.20% | to | 1.55% | 16.66% | to | 18.21% |
| 2018 | | 42 | $19.03 | to | $23.98 | $907 | 2.89% | 0.00% | to | 1.55% | -6.94% | to | -5.63% |
| 2017 | | 56 | $20.45 | to | $24.67 | $1,305 | 2.58% | 0.20% | to | 1.55% | 11.20% | to | 12.70% |
| 2016 | | 61 | $18.39 | to | $21.89 | $1,273 | 2.47% | 0.20% | to | 1.55% | 8.50% | to | 9.94% |
| **Ivy Science and Technology Fund - Class Y** | | | | | | | | | | | | | |
| 2020 | | 1,298 | $25.09 | to | $27.44 | $33,598 | 0.00% | 0.15% | to | 1.50% | 28.16% | to | 74.59% |
| 2019 | | 1,133 | $18.72 | to | $20.37 | $21,764 | 0.00% | 0.00% | to | 1.50% | 47.98% | to | 49.81% |
| 2018 | | 941 | $12.65 | to | $13.51 | $12,191 | 0.00% | 0.05% | to | 1.50% | -6.50% | to | -5.13% |
| 2017 | | 719 | $13.53 | to | $14.24 | $9,902 | 0.00% | 0.05% | to | 1.50% | 30.85% | to | 32.46% |
| 2016 | | 291 | $10.34 | to | $10.73 | $3,046 | 0.00% | 0.10% | to | 1.50% | 0.19% | to | 1.61% |
| **Janus Henderson Balanced Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2020 | | 2 | $55.56 | to | $83.07 | $177 | 2.40% | 0.50% | to | 1.40% | 12.72% | to | 13.74% |
| 2019 | | 2 | $48.94 | to | $73.58 | $157 | 1.97% | 0.50% | to | 1.40% | 20.90% | to | 21.96% |
| 2018 | | 2 | $40.21 | to | $60.78 | $147 | 2.01% | 0.50% | to | 1.40% | -0.74% | to | 0.18% |
| 2017 | | 3 | $40.21 | to | $61.13 | $151 | 1.63% | 0.50% | to | 1.40% | 16.80% | to | 17.86% |
| 2016 | | 3 | $34.19 | to | $52.26 | $127 | 2.10% | 0.50% | to | 1.40% | 3.16% | to | 4.07% |
| **Janus Henderson Enterprise Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2020 | | 3 | $75.02 | to | $114.97 | $356 | 0.00% | 0.50% | to | 1.25% | 17.99% | to | 18.88% |
| 2019 | | 4 | $63.24 | to | $97.44 | $344 | 0.33% | 0.50% | to | 1.25% | 33.79% | to | 34.81% |
| 2018 | | 4 | $47.00 | to | $72.83 | $263 | 0.35% | 0.50% | to | 1.25% | -1.66% | to | -0.92% |
| 2017 | | 4 | $47.53 | to | $74.05 | $301 | 0.63% | 0.50% | to | 1.25% | 25.85% | to | 26.79% |
| 2016 | | 4 | $37.56 | to | $58.85 | $238 | 0.72% | 0.45% | to | 1.25% | 10.97% | to | 11.85% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Janus Henderson Flexible Bond Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2020 | | — | $28.91 | to | $38.11 | $14 | 0.00% | 0.80% | to | 1.25% | 9.10% | to | 9.59% |
| 2019 | | — | $26.38 | to | $34.93 | $13 | 0.00% | 0.80% | to | 1.25% | 8.21% | to | 8.69% |
| 2018 | | — | $24.27 | to | $32.28 | $13 | 0.00% | 0.50% | to | 1.25% | -2.24% | to | -1.53% |
| 2017 | | 1 | $24.71 | to | $33.01 | $16 | 2.95% | 0.50% | to | 1.25% | 2.36% | to | 3.11% |
| 2016 | | — | $24.04 | to | $32.26 | $14 | 1.59% | 0.50% | to | 1.25% | 1.19% | to | 1.97% |
| **Janus Henderson Global Research Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2020 | | 2 | $28.85 | to | $53.25 | $78 | 1.23% | 0.50% | to | 1.25% | 18.57% | to | 19.46% |
| 2019 | | 2 | $24.20 | to | $44.91 | $84 | 1.33% | 0.50% | to | 1.25% | 27.44% | to | 28.43% |
| 2018 | | 2 | $18.89 | to | $35.24 | $66 | 1.44% | 0.50% | to | 1.25% | -8.04% | to | -7.34% |
| 2017 | | 2 | $20.42 | to | $38.32 | $73 | 0.84% | 0.50% | to | 1.25% | 25.43% | to | 26.41% |
| 2016 | | 2 | $16.19 | to | $30.54 | $58 | 0.94% | 0.45% | to | 1.25% | 0.79% | to | 1.62% |
| **Janus Henderson Research Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2020 | | 1 | $32.69 | to | $72.69 | $83 | 0.00% | 0.50% | to | 1.25% | 31.30% | to | 32.30% |
| 2019 | | 1 | $24.81 | to | $55.36 | $64 | 0.00% | 0.50% | to | 1.25% | 33.85% | to | 34.81% |
| 2018 | | 2 | $18.47 | to | $41.36 | $66 | 0.00% | 0.50% | to | 1.25% | -3.79% | to | -3.06% |
| 2017 | | 2 | $19.13 | to | $42.99 | $68 | 0.41% | 0.50% | to | 1.25% | 26.29% | to | 27.25% |
| 2016 | | 2 | $15.09 | to | $34.04 | $52 | 0.41% | 0.50% | to | 1.25% | | -0.76% | |
| **JPMorgan Equity Income Fund - Class I Shares** | | | | | | | | | | | | | |
| 2020 | | 660 | $13.68 | to | $18.11 | $9,304 | 1.96% | 0.15% | to | 1.40% | 1.74% | to | 3.28% |
| 2019 | | 228 | $13.33 | to | $17.36 | $3,454 | 1.78% | 0.30% | to | 1.40% | 24.50% | to | 25.98% |
| 2018 | | 116 | $10.65 | to | $13.78 | $1,490 | 2.23% | 0.30% | to | 1.40% | -5.76% | to | -4.77% |
| 2017 | | 92 | $11.26 | to | $14.47 | $1,259 | 1.72% | 0.30% | to | 1.40% | 15.93% | to | 17.17% |
| 2016 | | 60 | $11.99 | to | $12.35 | $724 | 2.03% | 0.30% | to | 1.40% | 13.30% | to | 14.56% |
| **JPMorgan Government Bond Fund - Class I Shares** | | | | | | | | | | | | | |
| 2020 | | 571 | $11.21 | to | $11.52 | $6,559 | 1.81% | 0.75% | to | 0.95% | 5.85% | to | 6.08% |
| 2019 | | 302 | $10.59 | to | $10.86 | $3,274 | 2.31% | 0.75% | to | 0.95% | 5.58% | to | 5.85% |
| 2018 | | 127 | $10.03 | to | $10.26 | $1,305 | 1.74% | 0.75% | to | 0.95% | -0.10% | to | 0.10% |
| 2017 | | 64 | $10.04 | to | $10.25 | $653 | 2.90% | 0.75% | to | 0.95% | | 1.49% | |
| 2016 | | 93 | | $10.10 | | $942 | 2.88% | | 0.85% | | | 0.60% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Lazard International Equity Portfolio - Open Shares** | | | | | | | | | | | | | |
| 2020 | | 91 | $12.55 | to | $13.28 | $1,173 | 0.83% | 0.30% | to | 1.50% | 6.81% | to | 32.51% |
| 2019 | | 82 | $11.75 | to | $12.19 | $986 | 1.97% | 0.50% | to | 1.50% | 19.05% | to | 20.34% |
| 2018 | | 73 | $9.87 | to | $10.13 | $736 | 2.08% | 0.50% | to | 1.50% | -14.98% | to | -14.30% |
| 2017 | | 77 | $11.55 | to | $11.86 | $902 | 1.56% | 0.30% | to | 1.25% | 21.04% | to | 22.14% |
| 2016 | 05/25/2016 | 29 | $9.65 | to | $9.77 | $278 | (a) | 0.30% | to | 1.25% | | (a) | |
| **ClearBridge Aggressive Growth Fund - Class I** | | | | | | | | | | | | | |
| 2020 | | 28 | $16.26 | to | $17.49 | $464 | 0.46% | 0.30% | to | 1.40% | 14.44% | to | 37.22% |
| 2019 | | 28 | $13.87 | to | $14.64 | $400 | 0.48% | 0.30% | to | 1.25% | 22.96% | to | 24.17% |
| 2018 | | 37 | $11.28 | to | $11.90 | $429 | 0.39% | 0.05% | to | 1.25% | -8.81% | to | -7.75% |
| 2017 | | 48 | $12.37 | to | $12.90 | $601 | 0.52% | 0.05% | to | 1.25% | 13.28% | to | 14.29% |
| 2016 | | 40 | $10.92 | to | $11.26 | $440 | 0.60% | 0.10% | to | 1.25% | 4.70% | to | 5.93% |
| **LKCM Aquinas Catholic Equity Fund** | | | | | | | | | | | | | |
| 2020 | | 3 | | $17.81 | | $54 | 0.00% | | 1.25% | | | 22.74% | |
| 2019 | | 3 | | $14.51 | | $39 | 0.00% | | 1.25% | | | 29.55% | |
| 2018 | | 2 | | $11.20 | | $26 | 0.00% | | 1.25% | | | -9.16% | |
| 2017 | | 46 | $12.33 | to | $12.39 | $569 | 0.28% | 0.90% | to | 1.25% | 19.36% | to | 19.71% |
| 2016 | 07/29/2016 | 42 | $10.33 | to | $10.35 | $433 | (a) | 0.90% | to | 1.25% | | (a) | |
| **Loomis Sayles Small Cap Value Fund - Retail Class** | | | | | | | | | | | | | |
| 2020 | | 424 | $21.94 | to | $25.70 | $9,957 | 0.21% | 0.25% | to | 1.50% | 0.41% | to | 19.93% |
| 2019 | | 478 | $21.85 | to | $25.13 | $11,127 | 0.14% | 0.30% | to | 1.50% | 22.96% | to | 24.41% |
| 2018 | | 535 | $17.77 | to | $20.31 | $10,075 | 0.00% | 0.25% | to | 1.50% | -18.04% | to | -16.97% |
| 2017 | | 648 | $21.68 | to | $25.05 | $14,804 | 0.00% | 0.00% | to | 1.50% | 8.13% | to | 9.77% |
| 2016 | | 727 | $20.04 | to | $22.82 | $15,278 | 0.15% | 0.00% | to | 1.50% | 24.24% | to | 26.15% |
| **Loomis Sayles Limited Term Government and Agency Fund - Class Y** | | | | | | | | | | | | | |
| 2020 | | 109 | $10.34 | to | $10.43 | $1,129 | 1.63% | 0.95% | to | 1.20% | 2.17% | to | 2.46% |
| 2019 | | 46 | $10.12 | to | $10.18 | $465 | 2.50% | 0.95% | to | 1.20% | 2.22% | to | 2.52% |
| 2018 | | 42 | $9.90 | to | $9.93 | $415 | 2.37% | 0.95% | to | 1.20% | 0.20% | to | 0.40% |
| 2017 | | 43 | $9.88 | to | $9.89 | $429 | 1.63% | 0.95% | to | 1.20% | | 0.10% | |
| 2016 | | 118 | $9.89 | to | $9.98 | $1,170 | 2.03% | 0.85% | to | 1.20% | -0.30% | to | 0.10% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Lord Abbett Developing Growth Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 3 | $60.05 | to | $69.57 | $229 | 0.00% | 0.20% | to | 1.55% | 19.58% | to | 72.25% |
| 2019 | | 3 | $35.34 | to | $40.39 | $118 | 0.00% | 0.20% | to | 1.55% | 29.88% | to | 31.65% |
| 2018 | | 4 | $27.21 | to | $30.68 | $108 | 0.00% | 0.20% | to | 1.55% | 3.46% | to | 4.85% |
| 2017 | | 4 | $26.30 | to | $29.26 | $115 | 0.00% | 0.20% | to | 1.55% | 27.91% | to | 29.66% |
| 2016 | | 9 | $20.56 | to | $22.56 | $195 | 0.00% | 0.20% | to | 1.55% | -4.19% | to | -2.93% |
| **Lord Abbett Core Fixed Income Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 2 | $11.99 | to | $12.58 | $27 | 0.00% | 1.30% | to | 1.75% | -0.25% | to | 2.86% |
| 2019 | | 2 | $11.64 | to | $11.70 | $20 | 5.26% | 1.40% | to | 1.45% | | 6.30% | |
| 2018 | | 2 | $10.95 | to | $11.19 | $18 | 4.76% | 1.20% | to | 1.45% | -1.88% | to | -1.67% |
| 2017 | | 2 | $11.16 | to | $11.38 | $24 | 2.37% | 1.20% | to | 1.45% | 1.73% | to | 2.06% |
| 2016 | | 2 | $10.97 | to | $11.15 | $24 | 2.90% | 1.20% | to | 1.45% | 1.29% | to | 1.37% |
| **Lord Abbett Short Duration Income Fund - Class R4** | | | | | | | | | | | | | |
| 2020 | | 787 | $10.65 | to | $11.27 | $8,592 | 2.75% | 0.30% | to | 1.50% | 1.33% | to | 5.42% |
| 2019 | | 669 | $10.51 | to | $10.98 | $7,163 | 3.60% | 0.30% | to | 1.50% | 3.85% | to | 5.07% |
| 2018 | | 579 | $10.12 | to | $10.46 | $5,944 | 3.87% | 0.25% | to | 1.50% | -0.39% | to | 0.87% |
| 2017 | | 387 | $10.16 | to | $10.37 | $3,967 | 3.76% | 0.25% | to | 1.50% | 0.99% | to | 2.27% |
| 2016 | 05/09/2016 | 256 | $10.06 | to | $10.14 | $2,586 | (a) | 0.25% | to | 1.50% | | (a) | |
| **Lord Abbett Mid Cap Stock Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 17 | $21.99 | to | $29.68 | $491 | 0.83% | 0.35% | to | 1.75% | 0.96% | to | 2.39% |
| 2019 | | 35 | $21.78 | to | $29.18 | $950 | 0.92% | 0.20% | to | 1.75% | 20.80% | to | 22.67% |
| 2018 | | 35 | $18.03 | to | $23.98 | $790 | 0.92% | 0.20% | to | 1.75% | -16.06% | to | -14.71% |
| 2017 | | 36 | $21.47 | to | $28.34 | $936 | 0.90% | 0.20% | to | 1.75% | 5.19% | to | 6.82% |
| 2016 | | 36 | $20.42 | to | $26.75 | $898 | 0.61% | 0.20% | to | 1.75% | 14.70% | to | 16.38% |
| **Lord Abbett Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 8 | $29.35 | to | $35.65 | $255 | 1.00% | 0.45% | to | 1.60% | -3.04% | to | 23.91% |
| 2019 | | 10 | $30.27 | to | $35.49 | $348 | 0.17% | 0.60% | to | 1.60% | 18.33% | to | 19.54% |
| 2018 | | 29 | $25.58 | to | $29.91 | $820 | 0.00% | 0.55% | to | 1.60% | -13.29% | to | -12.36% |
| 2017 | | 30 | $29.49 | to | $34.13 | $981 | 0.00% | 0.55% | to | 1.60% | 4.65% | to | 5.73% |
| 2016 | | 40 | $28.19 | to | $32.28 | $1,242 | 0.00% | 0.55% | to | 1.60% | 18.54% | to | 19.82% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Lord Abbett Fundamental Equity Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 5 | $25.06 | to | $26.04 | $136 | 1.52% | 0.70% | to | 1.05% | 1.28% | to | 1.61% |
| 2019 | | 5 | $24.68 | to | $25.29 | $128 | 1.20% | 0.80% | to | 1.05% | 21.52% | to | 21.76% |
| 2018 | | 10 | $20.31 | to | $20.77 | $204 | 1.49% | 0.80% | to | 1.05% | -9.37% | to | -9.18% |
| 2017 | | 9 | $21.64 | to | $22.87 | $200 | 1.18% | 0.80% | to | 1.50% | 11.82% | to | 12.05% |
| 2016 | | 11 | $19.38 | to | $20.69 | $213 | 1.19% | 0.60% | to | 1.55% | 14.00% | to | 15.07% |
| **Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC** | | | | | | | | | | | | | |
| 2020 | | 2,459 | $11.24 | to | $31.83 | $61,685 | 0.93% | 0.10% | to | 1.50% | 0.94% | to | 2.39% |
| 2019 | | 2,744 | $11.00 | to | $31.35 | $68,398 | 0.93% | 0.10% | to | 1.50% | 20.84% | to | 22.53% |
| 2018 | | 2,851 | $13.50 | to | $25.86 | $61,697 | 0.68% | 0.10% | to | 1.50% | -16.31% | to | -15.13% |
| 2017 | | 3,241 | $16.03 | to | $30.66 | $83,700 | 0.56% | 0.10% | to | 1.50% | 5.25% | to | 6.73% |
| 2016 | | 3,962 | $15.14 | to | $29.03 | $96,369 | 0.49% | 0.10% | to | 1.50% | 14.66% | to | 16.30% |
| **MainStay CBRE Real Estate Fund - Class A** | | | | | | | | | | | | | |
| 2020 | 02/24/2020 | 60 | $10.49 | to | $10.62 | $631 | (e) | 0.20% | to | 1.55% | | (e) | |
| 2019 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2018 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2017 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Massachusetts Investors Growth Stock Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 3 | $41.44 | to | $47.85 | $142 | 0.00% | 0.75% | to | 1.60% | 8.92% | to | 21.51% |
| 2019 | | 3 | $34.40 | to | $39.38 | $104 | 0.00% | 0.75% | to | 1.60% | 37.71% | to | 38.86% |
| 2018 | | 3 | $24.98 | to | $28.36 | $77 | 1.33% | 0.75% | to | 1.60% | -0.83% | to | 0.04% |
| 2017 | | 3 | $25.19 | to | $28.35 | $73 | 0.72% | 0.75% | to | 1.60% | 26.65% | to | 27.70% |
| 2016 | | 4 | $19.89 | to | $22.48 | $97 | 0.67% | 0.65% | to | 1.60% | 4.46% | to | 5.44% |
| **Metropolitan West Total Return Bond Fund - Class I Shares** | | | | | | | | | | | | | |
| 2020 | | 2,588 | | $12.49 | | $32,327 | 1.74% | | 0.00% | | | 9.08% | |
| 2019 | | 2,238 | | $11.45 | | $25,623 | 2.80% | | 0.00% | | | 9.15% | |
| 2018 | | 1,935 | | $10.49 | | $20,298 | 2.72% | | 0.00% | | | 0.10% | |
| 2017 | | 1,580 | | $10.48 | | $16,550 | 2.15% | | 0.00% | | | 3.46% | |
| 2016 | | 1,041 | | $10.13 | | $10,546 | 1.90% | | 0.00% | | | 2.53% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Metropolitan West Total Return Bond Fund - Class M Shares** | | | | | | | | | | | | | |
| 2020 | | 2,293 | $11.19 | to | $12.94 | $27,357 | 1.51% | 0.00% | to | 1.50% | 5.78% | to | 8.83% |
| 2019 | | 2,250 | $10.32 | to | $11.89 | $24,877 | 2.58% | 0.00% | to | 1.50% | 7.28% | to | 8.88% |
| 2018 | | 2,025 | $10.03 | to | $10.92 | $21,058 | 2.50% | 0.00% | to | 1.50% | | -1.57% | |
| 2017 | | 2,014 | $10.19 | to | $10.92 | $21,142 | 1.88% | 0.00% | to | 1.50% | 1.59% | to | 3.02% |
| 2016 | | 1,738 | $10.03 | to | $10.60 | $17,807 | 1.64% | 0.00% | to | 1.50% | 0.80% | to | 2.32% |
| **MFS® International Intrinsic Value Fund - Class R3** | | | | | | | | | | | | | |
| 2020 | | 38 | $17.24 | to | $18.73 | $674 | 0.33% | 0.15% | to | 1.40% | 17.87% | to | 29.12% |
| 2019 | | 77 | $14.55 | to | $15.48 | $1,134 | 1.01% | 0.30% | to | 1.40% | 23.83% | to | 25.14% |
| 2018 | | 54 | $11.75 | to | $12.37 | $647 | 1.26% | 0.30% | to | 1.40% | -10.51% | to | -9.51% |
| 2017 | | 47 | $13.13 | to | $13.67 | $621 | 1.92% | 0.30% | to | 1.40% | 25.05% | to | 25.59% |
| 2016 | | 28 | $10.50 | to | $10.65 | $294 | 2.32% | 0.85% | to | 1.40% | 2.54% | to | 3.00% |
| **MFS® New Discovery Fund - Class R3** | | | | | | | | | | | | | |
| 2020 | | 22 | $26.24 | to | $28.23 | $573 | 0.00% | 0.15% | to | 1.25% | 39.09% | to | 43.54% |
| 2019 | | 16 | $18.22 | to | $19.00 | $297 | 0.00% | 0.65% | to | 1.40% | 38.77% | to | 39.69% |
| 2018 | | 9 | $13.13 | to | $13.53 | $116 | 0.00% | 0.75% | to | 1.40% | -2.96% | to | -2.55% |
| 2017 | | 8 | $13.53 | to | $13.83 | $107 | 0.00% | 0.80% | to | 1.40% | 24.43% | to | 24.82% |
| 2016 | | 5 | $10.93 | to | $11.02 | $50 | 0.00% | 0.95% | to | 1.25% | 7.26% | to | 7.62% |
| **Neuberger Berman Genesis Fund - Trust Class Shares** | | | | | | | | | | | | | |
| 2020 | | 19 | $31.71 | to | $34.64 | $639 | 0.00% | 0.85% | to | 1.70% | 22.62% | to | 31.01% |
| 2019 | | 18 | $25.86 | to | $27.75 | $511 | 0.00% | 0.95% | to | 1.70% | 27.14% | to | 28.12% |
| 2018 | | 17 | $20.34 | to | $21.66 | $373 | 0.00% | 0.95% | to | 1.70% | -8.30% | to | -7.63% |
| 2017 | | 13 | $22.18 | to | $24.51 | $315 | 0.08% | 0.35% | to | 1.70% | 13.57% | to | 15.07% |
| 2016 | | 31 | $19.53 | to | $21.30 | $640 | 0.06% | 0.35% | to | 1.70% | 16.04% | to | 17.68% |
| **Neuberger Berman Sustainable Equity Fund - Institutional Class Shares** | | | | | | | | | | | | | |
| 2020 | | 282 | $18.96 | | | $5,342 | 0.88% | 0.00% | | | 19.62% | | |
| 2019 | | 236 | $15.85 | | | $3,744 | 0.84% | 0.00% | | | 26.09% | | |
| 2018 | | 212 | $12.57 | | | $2,662 | 0.78% | 0.00% | | | -5.63% | | |
| 2017 | | 184 | $13.32 | | | $2,449 | 0.99% | 0.00% | | | 18.72% | | |
| 2016 | | 121 | $11.22 | | | $1,355 | 1.25% | 0.00% | | | 10.32% | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Neuberger Berman Sustainable Equity Fund - Trust Class Shares** | | | | | | | | | | | | | |
| 2020 | | 546 | $26.51 | to | $32.42 | $15,890 | 0.41% | 0.25% | to | 1.60% | 17.33% | to | 73.75% |
| 2019 | | 577 | $22.41 | to | $27.26 | $14,208 | 0.49% | 0.25% | to | 1.60% | 23.59% | to | 25.28% |
| 2018 | | 617 | $17.97 | to | $21.79 | $12,231 | 0.26% | 0.25% | to | 1.60% | -7.48% | to | -6.17% |
| 2017 | | 654 | $19.04 | to | $23.23 | $13,921 | 0.45% | 0.00% | to | 1.60% | 16.55% | to | 18.40% |
| 2016 | | 677 | $16.23 | to | $19.67 | $12,306 | 1.11% | 0.00% | to | 1.60% | 8.16% | to | 9.89% |
| **New Perspective Fund® - Class R-3** | | | | | | | | | | | | | |
| 2020 | | 32 | $42.26 | to | $50.47 | $1,548 | 0.00% | 0.20% | to | 1.25% | 29.75% | to | 32.68% |
| 2019 | | 34 | $32.19 | to | $39.27 | $1,226 | 0.54% | 0.00% | to | 1.25% | 27.99% | to | 29.60% |
| 2018 | | 61 | $25.15 | to | $30.30 | $1,712 | 0.64% | 0.00% | to | 1.25% | -7.33% | to | -6.16% |
| 2017 | | 67 | $27.14 | to | $32.29 | $2,010 | 0.12% | 0.00% | to | 1.25% | 26.88% | to | 28.44% |
| 2016 | | 73 | $21.39 | to | $25.14 | $1,718 | 0.43% | 0.00% | to | 1.25% | 0.23% | to | 1.49% |
| **New Perspective Fund® - Class R-4** | | | | | | | | | | | | | |
| 2020 | | 7,790 | $18.65 | to | $55.88 | $328,125 | 0.12% | 0.00% | to | 1.50% | 25.29% | to | 33.33% |
| 2019 | | 7,215 | $14.10 | to | $41.91 | $239,015 | 1.10% | 0.00% | to | 1.50% | 28.11% | to | 30.03% |
| 2018 | | 6,920 | $10.92 | to | $32.23 | $177,548 | 1.02% | 0.00% | to | 1.50% | -7.31% | to | -5.90% |
| 2017 | | 6,826 | $11.69 | to | $34.25 | $189,193 | 0.46% | 0.00% | to | 1.50% | 26.88% | to | 28.87% |
| 2016 | | 5,720 | $13.83 | to | $26.59 | $135,484 | 0.81% | 0.00% | to | 1.50% | 0.32% | to | 1.84% |
| **New World Fund® - Class R-4** | | | | | | | | | | | | | |
| 2020 | | 41 | $15.74 | to | $17.28 | $657 | 0.14% | 0.00% | to | 1.40% | 21.26% | to | 24.86% |
| 2019 | | 59 | $12.78 | to | $13.84 | $770 | 0.86% | 0.00% | to | 1.40% | 25.79% | to | 27.56% |
| 2018 | | 103 | $10.16 | to | $10.85 | $1,095 | 1.13% | 0.00% | to | 1.40% | -13.53% | to | -12.34% |
| 2017 | | 86 | $11.75 | to | $12.32 | $1,038 | 1.51% | 0.05% | to | 1.40% | 30.78% | to | 31.88% |
| 2016 | | 35 | $8.98 | to | $9.30 | $324 | 1.37% | 0.10% | to | 1.40% | 2.39% | to | 3.79% |
| **Nuveen Global Infrastructure Fund - Class I** | | | | | | | | | | | | | |
| 2020 | | 136 | $13.67 | to | $13.85 | $1,863 | 1.10% | 0.95% | to | 1.20% | -3.66% | to | -3.43% |
| 2019 | | 163 | $14.19 | to | $14.36 | $2,309 | 2.55% | 0.95% | to | 1.20% | 28.07% | to | 28.44% |
| 2018 | | 159 | $11.08 | to | $11.18 | $1,766 | 2.47% | 0.95% | to | 1.20% | -8.73% | to | -8.56% |
| 2017 | | 175 | $12.14 | to | $12.23 | $2,125 | 2.67% | 0.95% | to | 1.20% | 18.21% | to | 18.39% |
| 2016 | | 179 | $10.27 | to | $10.33 | $1,841 | 4.47% | 1.00% | to | 1.20% | 6.54% | to | 6.83% |

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Parnassus Core Equity Fund[SM] - Investor Shares** | | | | | | | | | | | | |
| 2020 | 1,719 | $17.09 | to | $51.27 | $47,420 | 0.61% | 0.00% | to | 1.40% | 19.51% | to | 21.62% |
| 2019 | 1,695 | $14.24 | to | $42.30 | $39,661 | 0.76% | 0.00% | to | 1.40% | 28.87% | to | 30.68% |
| 2018 | 1,677 | $11.00 | to | $32.37 | $32,021 | 1.07% | 0.00% | to | 1.40% | -1.58% | to | -0.25% |
| 2017 | 1,606 | $11.12 | to | $32.19 | $31,131 | 1.35% | 0.05% | to | 1.40% | 14.93% | to | 16.23% |
| 2016 | 1,499 | $16.31 | to | $27.64 | $25,372 | 1.04% | 0.10% | to | 1.40% | 8.88% | to | 10.30% |
| **Pax Sustainable Allocation Fund - Investor Class** | | | | | | | | | | | | |
| 2020 | 1,864 | $18.55 | to | $29.52 | $44,694 | 1.02% | 0.00% | to | 1.50% | 10.07% | to | 16.22% |
| 2019 | 1,934 | $16.10 | to | $25.40 | $40,352 | 1.59% | 0.00% | to | 1.50% | 19.06% | to | 20.84% |
| 2018 | 2,064 | $13.44 | to | $21.02 | $35,911 | 2.09% | 0.00% | to | 1.50% | -5.51% | to | -4.06% |
| 2017 | 2,193 | $14.14 | to | $21.91 | $40,220 | 0.60% | 0.00% | to | 1.50% | 11.49% | to | 13.17% |
| 2016 | 2,325 | $12.61 | to | $19.36 | $38,128 | 1.27% | 0.00% | to | 1.50% | 4.20% | to | 5.79% |
| **PIMCO CommodityRealReturn Strategy Fund® - Administrative Class** | | | | | | | | | | | | |
| 2020 | 301 | $5.65 | to | $6.12 | $1,752 | 1.39% | 0.30% | to | 1.50% | -0.88% | to | 0.33% |
| 2019 | 265 | $5.70 | to | $10.25 | $1,561 | 3.97% | 0.30% | to | 1.50% | 10.47% | to | 11.60% |
| 2018 | 257 | $5.16 | to | $9.22 | $1,362 | 5.64% | 0.25% | to | 1.50% | -15.50% | to | -14.40% |
| 2017 | 226 | $6.10 | to | $10.82 | $1,406 | 7.39% | 0.25% | to | 1.50% | 0.99% | to | 2.24% |
| 2016 | 257 | $6.04 | to | $6.25 | $1,570 | 0.97% | 0.25% | to | 1.50% | 12.69% | to | 14.05% |
| **PIMCO VIT Real Return Portfolio - Administrative Class** | | | | | | | | | | | | |
| 2020 | 4,408 | $11.46 | to | $21.02 | $79,381 | 1.45% | 0.00% | to | 1.80% | 2.40% | to | 11.75% |
| 2019 | 4,351 | $10.38 | to | $18.81 | $71,157 | 1.67% | 0.00% | to | 1.60% | 6.72% | to | 8.41% |
| 2018 | 4,614 | $9.69 | to | $17.35 | $70,080 | 2.46% | 0.00% | to | 1.60% | -3.75% | to | -2.17% |
| 2017 | 5,193 | $10.03 | to | $17.74 | $81,690 | 2.31% | 0.00% | to | 1.60% | 2.02% | to | 3.65% |
| 2016 | 6,498 | $9.79 | to | $17.12 | $98,105 | 2.28% | 0.00% | to | 1.60% | 3.49% | to | 5.22% |
| **Pioneer Equity Income Fund - Class Y Shares** | | | | | | | | | | | | |
| 2020 | 215 | $12.46 | to | $21.61 | $4,510 | 1.63% | 0.75% | to | 0.95% | -0.80% | to | -0.69% |
| 2019 | 523 | $12.56 | to | $21.76 | $11,198 | 2.06% | 0.75% | to | 0.95% | 24.48% | to | 24.84% |
| 2018 | 689 | $10.09 | to | $17.43 | $11,896 | 2.51% | 0.75% | to | 0.95% | -9.51% | to | -9.36% |
| 2017 | 795 | $11.15 | to | $19.23 | $15,188 | 1.68% | 0.75% | to | 0.95% | | 14.26% | |
| 2016 | 848 | | $16.83 | | $14,268 | 2.10% | | 0.85% | | | 18.44% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Pioneer High Yield Fund - Class A Shares** | | | | | | | | | | | | | |
| | 2020 | 19 | $19.16 | to | $23.87 | $423 | 4.16% | 0.45% | to | 1.75% | 1.27% | to | 13.09% |
| | 2019 | 35 | $18.92 | to | $24.21 | $780 | 5.06% | 0.20% | to | 1.75% | 12.15% | to | 13.88% |
| | 2018 | 37 | $16.87 | to | $21.26 | $722 | 5.26% | 0.20% | to | 1.75% | -4.85% | to | -3.32% |
| | 2017 | 39 | $17.73 | to | $21.99 | $799 | 5.56% | 0.20% | to | 1.75% | 5.66% | to | 7.27% |
| | 2016 | 62 | $16.78 | to | $20.50 | $1,175 | 4.98% | 0.20% | to | 1.75% | 12.17% | to | 13.89% |
| **Pioneer Strategic Income Fund - Class A Shares** | | | | | | | | | | | | | |
| | 2020 | 53 | $14.16 | to | $16.32 | $838 | 3.68% | 0.45% | to | 1.75% | 1.79% | to | 6.95% |
| | 2019 | 46 | $13.55 | to | $15.64 | $683 | 2.89% | 0.20% | to | 1.65% | 8.40% | to | 9.91% |
| | 2018 | 41 | $12.50 | to | $14.23 | $562 | 3.25% | 0.20% | to | 1.65% | -3.55% | to | -2.06% |
| | 2017 | 34 | $12.86 | to | $14.53 | $483 | 2.82% | 0.20% | to | 1.75% | 3.38% | to | 4.99% |
| | 2016 | 74 | $12.44 | to | $13.84 | $992 | 3.08% | 0.20% | to | 1.75% | 5.83% | to | 7.37% |
| **Pioneer Equity Income VCT Portfolio - Class I** | | | | | | | | | | | | | |
| | 2020 | — | $31.98 | | | $5 | 0.00% | 1.05% | | | -1.11% | | |
| | 2019 | — | $32.34 | | | $5 | 0.00% | 1.05% | | | 24.24% | | |
| | 2018 | — | $26.03 | | | $— | 0.00% | 1.05% | | | -9.52% | | |
| | 2017 | — | $28.77 | | | $— | 1.70% | 1.05% | | | 14.26% | | |
| | 2016 | — | $25.18 | | | $— | 5.57% | 1.05% | | | 18.55% | | |
| **Pioneer High Yield VCT Portfolio - Class I** | | | | | | | | | | | | | |
| | 2020 | 654 | $18.44 | to | $25.83 | $14,436 | 5.16% | 0.10% | to | 1.50% | 0.94% | to | 2.38% |
| | 2019 | 702 | $18.15 | to | $25.23 | $15,331 | 4.93% | 0.10% | to | 1.50% | 12.74% | to | 14.37% |
| | 2018 | 770 | $16.00 | to | $22.06 | $14,827 | 4.71% | 0.10% | to | 1.50% | -4.72% | to | -3.42% |
| | 2017 | 991 | $16.70 | to | $22.84 | $20,189 | 4.55% | 0.10% | to | 1.50% | 5.60% | to | 7.13% |
| | 2016 | 1,026 | $15.71 | to | $21.32 | $19,606 | 4.78% | 0.00% | to | 1.50% | 12.48% | to | 14.20% |
| **PGIM Jennison Utility Fund - Class Z** | | | | | | | | | | | | | |
| | 2020 | 10 | $14.62 | to | $16.07 | $157 | 1.80% | 0.15% | to | 1.25% | 0.58% | to | 4.14% |
| | 2019 | 12 | $13.84 | to | $15.46 | $176 | 1.97% | 0.55% | to | 1.40% | 25.48% | to | 26.37% |
| | 2018 | 11 | $11.03 | to | $12.24 | $128 | 2.58% | 0.75% | to | 1.40% | 0.27% | to | 0.89% |
| | 2017 | 9 | $11.00 | to | $12.14 | $105 | 2.14% | 0.70% | to | 1.40% | 12.75% | to | 13.25% |
| | 2016 | 8 | $9.84 | to | $10.72 | $79 | 2.31% | 0.80% | to | 1.25% | 14.49% | to | 14.90% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Columbia Large Cap Value Fund - Advisor Class** | | | | | | | | | | | | | |
| 2020 | | 819 | $12.31 | to | $21.21 | $10,251 | 1.67% | 0.00% | to | 1.50% | 4.06% | to | 15.37% |
| 2019 | | 933 | $11.83 | to | $21.20 | $11,159 | 1.78% | 0.00% | to | 1.50% | 28.31% | to | 30.16% |
| 2018 | | 898 | $9.22 | to | $16.44 | $8,331 | 3.79% | 0.00% | to | 1.50% | -11.34% | to | -11.23% |
| 2017 | | — | $18.25 | to | $18.52 | $5 | 1.81% | 0.35% | to | 0.50% | 16.24% | to | 16.48% |
| 2016 | | 7 | $15.70 | to | $15.90 | $112 | 1.65% | 0.35% | to | 0.50% | | 14.47% | |
| **Royce Total Return Fund - Service Class** | | | | | | | | | | | | | |
| 2020 | | 1 | | $11.01 | | $10 | 0.00% | | 0.85% | | | 2.99% | |
| 2019 | | 1 | | $10.68 | | $6 | 0.00% | | 1.10% | | | 21.78% | |
| 2018 | | — | | $8.77 | | $3 | 0.00% | | 1.10% | | | -12.21% | |
| 2017 | | — | | $23.02 | | $3 | 0.36% | | 1.20% | | | 11.91% | |
| 2016 | | — | | $20.56 | | $2 | 0.00% | | 1.20% | | | 0.00% | |
| **Ave Maria Rising Dividend Fund** | | | | | | | | | | | | | |
| 2020 | | 333 | $14.74 | to | $15.78 | $5,036 | 1.08% | 0.30% | to | 1.50% | 4.84% | to | 6.12% |
| 2019 | | 426 | $14.06 | to | $14.87 | $6,122 | 1.23% | 0.30% | to | 1.50% | 25.76% | to | 27.20% |
| 2018 | | 430 | $11.18 | to | $11.71 | $4,894 | 1.40% | 0.25% | to | 1.50% | -6.29% | to | -5.03% |
| 2017 | | 387 | $11.93 | to | $12.33 | $4,677 | 1.18% | 0.25% | to | 1.50% | 15.15% | to | 16.54% |
| 2016 | | 389 | $10.36 | to | $10.58 | $4,066 | 1.82% | 0.25% | to | 1.50% | 13.60% | to | 15.02% |
| **SMALLCAP World Fund® - Class R-4** | | | | | | | | | | | | | |
| 2020 | | 1,447 | $18.31 | to | $32.46 | $37,661 | 0.00% | 0.00% | to | 1.50% | 33.26% | to | 37.48% |
| 2019 | | 1,401 | $13.44 | to | $23.61 | $27,352 | 0.00% | 0.00% | to | 1.50% | 28.85% | to | 30.80% |
| 2018 | | 1,366 | $10.38 | to | $18.05 | $20,382 | 0.00% | 0.00% | to | 1.50% | -11.04% | to | -9.70% |
| 2017 | | 1,385 | $11.60 | to | $19.99 | $23,121 | 0.37% | 0.00% | to | 1.50% | 25.00% | to | 26.84% |
| 2016 | | 1,050 | $13.84 | to | $15.76 | $15,154 | 0.00% | 0.00% | to | 1.50% | 4.14% | to | 5.77% |
| **T. Rowe Price Large-Cap Growth Fund - I Class** | | | | | | | | | | | | | |
| 2020 | | 2,150 | | $29.52 | | $63,468 | 0.00% | | 0.00% | | | 39.57% | |
| 2019 | | 2,008 | | $21.15 | | $42,479 | 0.46% | | 0.00% | | | 28.49% | |
| 2018 | | 1,833 | | $16.46 | | $30,175 | 0.29% | | 0.00% | | | 4.31% | |
| 2017 | | 1,590 | | $15.78 | | $25,083 | 0.29% | | 0.00% | | | 37.82% | |
| 2016 | | 1,130 | | $11.45 | | $12,935 | 0.35% | | 0.00% | | | 2.88% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | | | | | | | | | | | |
| 2020 | | 6 | $32.95 | to | $41.05 | $239 | 0.43% | 0.00% | to | 1.30% | 7.93% | to | 17.96% |
| 2019 | | 7 | $30.53 | to | $37.55 | $227 | 0.39% | 0.00% | to | 1.30% | 17.42% | to | 18.98% |
| 2018 | | 27 | $26.00 | to | $31.56 | $788 | 0.42% | 0.00% | to | 1.30% | -12.22% | to | -11.07% |
| 2017 | | 34 | $29.62 | to | $35.49 | $1,113 | 0.49% | 0.00% | to | 1.30% | 10.31% | to | 10.67% |
| 2016 | | 41 | $28.45 | to | $31.54 | $1,228 | 0.49% | 0.10% | to | 0.90% | 22.63% | to | 23.29% |
| **T. Rowe Price Value Fund - Advisor Class** | | | | | | | | | | | | | |
| 2020 | | 17 | | $27.86 | | $481 | 0.60% | | 1.00% | | | 9.13% | |
| 2019 | | 20 | | $25.53 | | $512 | 1.54% | | 1.00% | | | 24.60% | |
| 2018 | | 19 | | $20.49 | | $399 | 1.22% | | 1.00% | | | -10.56% | |
| 2017 | | 18 | | $22.91 | | $418 | 1.06% | | 1.00% | | | 17.49% | |
| 2016 | | 15 | | $19.50 | | $301 | 1.52% | | 1.00% | | | 9.61% | |
| **TCW Total Return Bond Fund - Class N** | | | | | | | | | | | | | |
| 2020 | | 1,124 | $11.13 | to | $12.12 | $12,825 | 2.55% | 0.00% | to | 1.50% | 1.88% | to | 8.02% |
| 2019 | | 720 | $10.46 | to | $11.22 | $7,674 | 4.03% | 0.00% | to | 1.50% | 5.44% | to | 7.06% |
| 2018 | | 614 | $9.91 | to | $10.48 | $6,183 | 3.33% | 0.00% | to | 1.50% | -1.00% | to | 0.48% |
| 2017 | | 593 | $9.97 | to | $10.43 | $6,006 | 2.58% | 0.00% | to | 1.50% | 1.52% | to | 3.06% |
| 2016 | | 597 | $9.79 | to | $10.12 | $5,929 | 2.78% | 0.00% | to | 1.50% | -0.30% | to | 1.20% |
| **Templeton Foreign Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 19 | $12.08 | to | $20.60 | $360 | 1.40% | 0.20% | to | 1.65% | -2.13% | to | 20.28% |
| 2019 | | 18 | $12.24 | to | $20.74 | $352 | 2.84% | 0.20% | to | 1.65% | 10.61% | to | 12.23% |
| 2018 | | 25 | $10.97 | to | $18.48 | $423 | 2.43% | 0.20% | to | 1.65% | -16.40% | to | -15.15% |
| 2017 | | 24 | $12.79 | to | $21.78 | $495 | 1.35% | 0.20% | to | 1.65% | 15.20% | to | 16.85% |
| 2016 | | 29 | $11.04 | to | $18.64 | $510 | 1.86% | 0.20% | to | 1.65% | 9.80% | to | 11.42% |
| **Templeton Global Bond Fund - Advisor Class** | | | | | | | | | | | | | |
| 2020 | | 1,743 | $10.93 | to | $11.35 | $19,065 | 4.68% | 0.00% | to | 0.45% | -4.62% | to | -4.22% |
| 2019 | | 1,965 | $11.46 | to | $11.85 | $22,530 | 6.20% | 0.00% | to | 0.45% | 0.44% | to | 0.85% |
| 2018 | | 2,147 | $11.41 | to | $11.75 | $24,501 | 6.51% | 0.00% | to | 0.45% | 0.97% | to | 1.47% |
| 2017 | | 2,464 | $11.30 | to | $11.58 | $27,852 | 3.58% | 0.00% | to | 0.45% | 2.17% | to | 2.66% |
| 2016 | | 2,462 | $11.06 | to | $11.28 | $27,244 | 2.62% | 0.00% | to | 0.45% | 6.14% | to | 6.62% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Templeton Global Bond Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 3,889 | $10.06 | to | $36.95 | $85,763 | 4.37% | 0.00% | to | 1.50% | -5.85% | to | -4.40% |
| 2019 | | 4,412 | $10.68 | to | $38.65 | $103,155 | 5.83% | 0.00% | to | 1.50% | -0.84% | to | 0.62% |
| 2018 | | 5,240 | $10.76 | to | $38.41 | $118,332 | 6.18% | 0.00% | to | 1.50% | -0.25% | to | 1.27% |
| 2017 | | 5,561 | $10.77 | to | $37.93 | $127,026 | 3.29% | 0.00% | to | 1.50% | 0.85% | to | 2.36% |
| 2016 | | 5,636 | $10.67 | to | $37.06 | $129,353 | 2.38% | 0.00% | to | 1.50% | 4.65% | to | 6.26% |
| **Third Avenue Real Estate Value Fund - Institutional Class** | | | | | | | | | | | | | |
| 2020 | | 5 | $10.79 | to | $11.60 | $57 | 1.79% | 0.15% | to | 1.25% | -11.85% | to | -8.88% |
| 2019 | | 5 | $11.80 | to | $12.28 | $55 | 2.06% | 0.70% | to | 1.40% | 19.60% | to | 20.27% |
| 2018 | | 4 | $9.95 | to | $10.23 | $42 | 1.67% | 0.65% | to | 1.25% | -20.91% | to | -20.42% |
| 2017 | | 6 | $12.58 | to | $12.83 | $78 | 1.37% | 0.70% | to | 1.25% | 20.73% | to | 21.23% |
| 2016 | | 3 | $10.42 | to | $10.55 | $32 | 1.04% | 0.80% | to | 1.25% | 4.51% | to | 4.98% |
| **Touchstone Value Fund - Institutional Class** | | | | | | | | | | | | | |
| 2020 | | 1,217 | | $15.93 | | $19,391 | 1.67% | | 0.00% | | | 3.58% | |
| 2019 | | 1,122 | | $15.38 | | $17,249 | 1.89% | | 0.00% | | | 25.96% | |
| 2018 | | 985 | | $12.21 | | $12,022 | 2.08% | | 0.00% | | | -5.35% | |
| 2017 | | 804 | | $12.90 | | $10,377 | 2.02% | | 0.00% | | | 14.36% | |
| 2016 | | 555 | | $11.28 | | $6,257 | 3.02% | | 0.00% | | | 13.48% | |
| **USAA Precious Metals and Minerals Fund - Class A Shares** | | | | | | | | | | | | | |
| 2020 | 06/29/2020 | 1,069 | $20.55 | to | $20.71 | $22,035 | (e) | 0.15% | to | 1.50% | | (e) | |
| 2019 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2018 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2017 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Vanguard® Total Bond Market Index Fund - Admiral™ Shares** | | | | | | | | | | | | | |
| 2020 | | 11 | | $11.22 | | $129 | 3.50% | | 1.00% | | | 6.65% | |
| 2019 | 07/19/2019 | 15 | | $10.52 | | $157 | (d) | | 1.00% | | | (d) | |
| 2018 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2017 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2016 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Vanguard® Total International Stock Index Fund - Admiral™ Shares** | | | | | | | | | | | | | |
| 2020 | | 7 | | $11.79 | | $87 | 3.92% | | 1.00% | | | 10.19% | |
| 2019 | 07/19/2019 | 1 | | $10.70 | | $15 | (d) | | 1.00% | | | (d) | |
| 2018 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2017 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2016 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Diversified Value Portfolio** | | | | | | | | | | | | | |
| 2020 | | 4 | $26.87 | to | $32.55 | $125 | 2.53% | 0.85% | to | 2.00% | 9.54% | to | 20.78% |
| 2019 | | 4 | $24.53 | to | $28.91 | $112 | 3.57% | 0.95% | to | 2.00% | 23.20% | to | 24.50% |
| 2018 | | 5 | $19.91 | to | $23.22 | $112 | 2.59% | 0.95% | to | 2.00% | -10.92% | to | -10.00% |
| 2017 | | 5 | $22.35 | to | $25.80 | $120 | 0.00% | 0.95% | to | 2.00% | 10.92% | to | 12.13% |
| 2016 | | 4 | $20.15 | to | $23.01 | $103 | 0.00% | 0.95% | to | 2.00% | 10.71% | to | 11.86% |
| **Equity Income Portfolio** | | | | | | | | | | | | | |
| 2020 | | 6 | $29.60 | to | $34.39 | $198 | 2.64% | 1.10% | to | 2.00% | 1.20% | to | 2.11% |
| 2019 | | 5 | $29.25 | to | $33.68 | $181 | 2.86% | 1.10% | to | 2.00% | 21.98% | to | 23.05% |
| 2018 | | 6 | $23.98 | to | $27.37 | $169 | 2.24% | 1.10% | to | 2.00% | -7.84% | to | -7.00% |
| 2017 | | 6 | $26.02 | to | $29.43 | $188 | 2.40% | 1.10% | to | 2.00% | 15.90% | to | 16.97% |
| 2016 | | 8 | $22.45 | to | $25.16 | $199 | 2.61% | 1.10% | to | 2.00% | 12.81% | to | 13.67% |
| **Small Company Growth Portfolio** | | | | | | | | | | | | | |
| 2020 | | 2 | $38.78 | to | $46.97 | $72 | 0.00% | 0.85% | to | 2.00% | 20.73% | to | 28.05% |
| 2019 | | 1 | $32.12 | to | $37.86 | $56 | 0.00% | 0.95% | to | 2.00% | 25.57% | to | 26.92% |
| 2018 | | 2 | $25.58 | to | $29.83 | $47 | 0.00% | 0.95% | to | 2.00% | -9.10% | to | -8.16% |
| 2017 | | 1 | $28.14 | to | $32.48 | $46 | 0.45% | 0.95% | to | 2.00% | 21.01% | to | 22.29% |
| 2016 | | 1 | $23.25 | to | $26.56 | $33 | 0.32% | 0.95% | to | 2.00% | 12.65% | to | 13.84% |
| **Victory Integrity Small-Cap Value Fund - Class Y** | | | | | | | | | | | | | |
| 2020 | | 3 | $13.17 | to | $14.31 | $35 | 0.00% | 0.00% | to | 1.25% | -0.08% | to | 1.20% |
| 2019 | | 22 | $13.18 | to | $14.14 | $289 | 0.28% | 0.00% | to | 1.25% | 21.59% | to | 23.06% |
| 2018 | | 39 | $10.77 | to | $11.49 | $435 | 0.52% | 0.00% | to | 1.40% | -19.69% | to | -18.63% |
| 2017 | | 24 | $13.41 | to | $14.06 | $332 | 0.06% | 0.05% | to | 1.40% | 10.83% | to | 11.47% |
| 2016 | | 9 | $12.10 | to | $12.52 | $115 | 0.36% | 0.10% | to | 1.40% | 22.85% | to | 24.21% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Victory Sycamore Established Value Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 497 | $13.45 | to | $16.07 | $7,864 | 1.12% | 0.75% | to | 1.20% | 6.48% | to | 7.00% |
| 2019 | | 446 | $12.57 | to | $15.05 | $6,605 | 1.14% | 0.75% | to | 1.20% | 26.86% | to | 27.36% |
| 2018 | | 366 | $9.87 | to | $11.84 | $4,299 | 1.05% | 0.75% | to | 1.20% | -11.34% | to | -10.84% |
| 2017 | | 266 | $11.07 | to | $13.31 | $3,525 | 0.68% | 0.75% | to | 1.20% | | 14.35% | |
| 2016 | 05/19/2016 | 144 | | $11.64 | | $1,674 | (a) | | 1.20% | | | (a) | |
| **Victory Sycamore Small Company Opportunity Fund - Class R** | | | | | | | | | | | | | |
| 2020 | | — | $30.76 | to | $32.66 | $9 | 0.00% | 0.50% | to | 1.05% | 3.12% | to | 36.71% |
| 2019 | | — | $29.83 | to | $31.19 | $8 | 0.00% | 0.60% | to | 1.05% | 24.97% | to | 25.51% |
| 2018 | | — | $23.87 | to | $24.85 | $8 | 0.00% | 0.60% | to | 1.05% | -9.75% | to | -9.31% |
| 2017 | | 2 | $26.44 | to | $27.40 | $53 | 0.32% | 0.60% | to | 1.05% | | 10.12% | |
| 2016 | | 2 | $23.86 | to | $24.61 | $38 | 0.13% | 0.70% | to | 1.15% | 27.87% | to | 28.29% |
| **Voya Balanced Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 5,295 | $12.08 | to | $72.68 | $220,908 | 2.25% | 0.00% | to | 1.95% | 2.71% | to | 25.91% |
| 2019 | | 5,828 | $10.93 | to | $66.19 | $221,428 | 2.44% | 0.00% | to | 1.95% | 16.82% | to | 19.07% |
| 2018 | | 6,211 | $13.99 | to | $56.10 | $208,684 | 2.30% | 0.00% | to | 1.95% | -8.67% | to | -6.82% |
| 2017 | | 7,043 | $15.15 | to | $60.77 | $252,764 | 2.56% | 0.00% | to | 1.95% | 12.48% | to | 14.73% |
| 2016 | | 7,897 | $13.32 | to | $53.47 | $250,957 | 1.78% | 0.00% | to | 1.95% | 5.66% | to | 7.83% |
| **Voya Large Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 4 | $17.97 | to | $19.22 | $67 | 1.60% | 0.35% | to | 1.20% | 4.36% | to | 20.68% |
| 2019 | | 3 | $17.22 | to | $18.26 | $58 | 1.69% | 0.35% | to | 1.20% | 23.09% | to | 24.01% |
| 2018 | | 4 | $13.99 | to | $14.63 | $60 | 1.05% | 0.45% | to | 1.20% | -9.27% | to | -8.56% |
| 2017 | | 8 | $15.42 | to | $16.00 | $131 | 2.05% | 0.45% | to | 1.20% | 11.98% | to | 12.83% |
| 2016 | | 4 | $13.77 | to | $14.18 | $60 | 2.19% | 0.45% | to | 1.20% | 12.12% | to | 12.72% |
| **Voya Floating Rate Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 55 | $10.64 | to | $10.73 | $589 | 1.63% | 0.95% | to | 1.20% | -3.18% | to | -2.90% |
| 2019 | | 335 | $10.58 | to | $11.05 | $3,571 | 5.33% | 0.75% | to | 1.20% | 5.17% | to | 5.59% |
| 2018 | | 229 | $10.02 | to | $10.48 | $2,318 | 4.21% | 0.75% | to | 1.20% | -1.42% | to | -0.99% |
| 2017 | | 75 | $10.12 | to | $10.61 | $775 | 3.55% | 0.75% | to | 1.20% | 1.24% | to | 1.34% |
| 2016 | 06/01/2016 | 14 | | $10.47 | | $149 | (a) | | 1.20% | | | (a) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya GNMA Income Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 285 | $10.54 | to | $20.06 | $3,729 | 2.42% | 0.25% | to | 1.55% | 2.20% | to | 3.51% |
| 2019 | | 192 | $10.29 | to | $19.38 | $2,472 | 2.79% | 0.25% | to | 1.55% | 3.57% | to | 4.93% |
| 2018 | | 197 | $9.89 | to | $18.47 | $2,539 | 2.39% | 0.20% | to | 1.55% | -0.68% | to | 0.60% |
| 2017 | | 228 | $9.93 | to | $18.36 | $2,981 | 2.47% | 0.25% | to | 1.55% | -0.08% | to | 1.27% |
| 2016 | | 239 | $9.90 | to | $18.13 | $3,178 | 2.92% | 0.25% | to | 1.55% | 0.08% | to | 1.40% |
| **Voya Intermediate Bond Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 44 | $15.79 | to | $20.51 | $818 | 2.99% | 0.00% | to | 1.55% | 0.57% | to | 7.72% |
| 2019 | | 49 | $14.88 | to | $19.04 | $856 | 3.19% | 0.00% | to | 1.55% | 7.83% | to | 9.55% |
| 2018 | | 52 | $13.80 | to | $17.38 | $836 | 2.91% | 0.00% | to | 1.55% | -2.13% | to | -0.63% |
| 2017 | | 50 | $14.10 | to | $17.49 | $815 | 2.92% | 0.00% | to | 1.55% | 2.92% | to | 4.48% |
| 2016 | | 48 | $13.70 | to | $16.74 | $743 | 2.91% | 0.00% | to | 1.55% | 2.16% | to | 3.78% |
| **Voya Intermediate Bond Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 16,006 | $11.15 | to | $131.68 | $485,083 | 3.50% | 0.00% | to | 1.95% | 5.77% | to | 7.78% |
| 2019 | | 14,803 | $10.38 | to | $123.14 | $425,547 | 3.36% | 0.00% | to | 1.95% | 7.68% | to | 9.89% |
| 2018 | | 14,410 | $13.68 | to | $113.27 | $404,454 | 3.62% | 0.00% | to | 1.95% | -2.49% | to | -0.52% |
| 2017 | | 16,272 | $14.03 | to | $115.08 | $455,985 | 3.34% | 0.00% | to | 1.95% | 2.98% | to | 5.04% |
| 2016 | | 17,504 | $13.62 | to | $110.70 | $463,454 | 2.34% | 0.00% | to | 1.95% | 2.25% | to | 4.35% |
| **Voya Intermediate Bond Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | 118 | | $17.88 | | $2,118 | 3.16% | | 0.35% | | | 7.19% | |
| 2019 | | 131 | | $16.68 | | $2,191 | 3.12% | | 0.35% | | | 9.16% | |
| 2018 | | 138 | | $15.28 | | $2,103 | 3.42% | | 0.35% | | | -1.16% | |
| 2017 | | 170 | | $15.46 | | $2,627 | 3.16% | | 0.35% | | | 4.39% | |
| 2016 | | 178 | | $14.81 | | $2,631 | 2.19% | | 0.35% | | | 3.86% | |
| **Voya Global Perspectives® Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 351 | $12.47 | to | $15.22 | $4,981 | 2.65% | 0.25% | to | 1.50% | 0.53% | to | 15.78% |
| 2019 | | 194 | $10.77 | to | $13.03 | $2,415 | 3.53% | 0.35% | to | 1.50% | 16.56% | to | 17.81% |
| 2018 | | 181 | $10.07 | to | $11.06 | $1,944 | 3.05% | 0.40% | to | 1.50% | -8.58% | to | -7.53% |
| 2017 | | 204 | $10.93 | to | $12.03 | $2,388 | 1.65% | 0.25% | to | 1.50% | 13.20% | to | 14.68% |
| 2016 | | 509 | $10.15 | to | $10.49 | $5,274 | 3.50% | 0.25% | to | 1.50% | 5.28% | to | 6.61% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya High Yield Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 1 | | $15.94 | | $23 | 3.92% | | 0.35% | | | 4.94% | |
| 2019 | | 2 | | $15.19 | | $28 | 2.90% | | 0.35% | | | 14.38% | |
| 2018 | | 3 | | $13.28 | | $41 | 5.00% | | 0.35% | | | -3.84% | |
| 2017 | | 3 | | $13.81 | | $39 | 6.55% | | 0.35% | | | 5.42% | |
| 2016 | | 3 | | $13.10 | | $39 | 7.07% | | 0.35% | | | 13.81% | |
| **Voya High Yield Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2020 | | 6,819 | $10.77 | to | $23.54 | $101,601 | 5.26% | 0.00% | to | 1.95% | 3.93% | to | 6.03% |
| 2019 | | 7,396 | $10.32 | to | $22.37 | $105,196 | 4.72% | 0.00% | to | 1.95% | 13.99% | to | 15.36% |
| 2018 | | 2,437 | $12.72 | to | $19.54 | $35,318 | 6.01% | 0.00% | to | 1.20% | -4.12% | to | -2.97% |
| 2017 | | 2,630 | $13.17 | to | $20.29 | $39,407 | 7.22% | 0.00% | to | 1.20% | 5.29% | to | 6.56% |
| 2016 | | 2,242 | $12.41 | to | $19.19 | $31,164 | 6.85% | 0.00% | to | 1.20% | 13.51% | to | 14.88% |
| **Voya High Yield Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 15 | $21.06 | to | $26.30 | $366 | 5.42% | 0.35% | to | 1.40% | 4.17% | to | 5.20% |
| 2019 | | 17 | $20.12 | to | $25.00 | $409 | 7.19% | 0.40% | to | 1.40% | 13.58% | to | 14.78% |
| 2018 | | 993 | $17.62 | to | $22.29 | $19,881 | 5.77% | 0.10% | to | 1.50% | -4.63% | to | -3.31% |
| 2017 | | 1,042 | $18.37 | to | $23.09 | $21,758 | 6.92% | 0.00% | to | 1.50% | 4.63% | to | 6.18% |
| 2016 | | 1,084 | $17.45 | to | $22.28 | $21,510 | 6.58% | 0.00% | to | 1.50% | 12.86% | to | 14.60% |
| **Voya Large Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 2 | | $41.03 | | $96 | 0.00% | | 0.35% | | | 29.64% | |
| 2019 | | 3 | | $31.65 | | $83 | 0.00% | | 0.35% | | | 31.44% | |
| 2018 | | 3 | | $24.08 | | $78 | 0.00% | | 0.35% | | | -2.39% | |
| 2017 | | 6 | | $24.67 | | $143 | 0.07% | | 0.35% | | | 28.56% | |
| 2016 | | 6 | | $19.19 | | $121 | 0.00% | | 0.35% | | | 2.95% | |
| **Voya Large Cap Growth Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2020 | | 17,954 | $15.04 | to | $55.65 | $708,598 | 0.47% | 0.00% | to | 1.50% | 28.93% | to | 30.89% |
| 2019 | | 19,621 | $11.53 | to | $42.93 | $598,514 | 0.67% | 0.00% | to | 1.50% | 30.75% | to | 32.77% |
| 2018 | | 20,013 | $22.96 | to | $32.64 | $483,586 | 0.67% | 0.00% | to | 1.50% | -2.97% | to | -1.48% |
| 2017 | | 21,642 | $23.65 | to | $33.45 | $535,736 | 0.64% | 0.00% | to | 1.50% | 27.82% | to | 29.71% |
| 2016 | | 22,383 | $18.51 | to | $26.03 | $430,272 | 0.55% | 0.00% | to | 1.50% | 2.43% | to | 4.00% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Large Cap Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2020 | 168 | $26.79 | to | $65.99 | $7,438 | 0.24% | 0.00% | to | 1.50% | 7.35% | to | 30.60% |
| | 2019 | 175 | $20.59 | to | $50.53 | $5,930 | 0.26% | 0.00% | to | 1.50% | 30.45% | to | 32.42% |
| | 2018 | 460 | $15.60 | to | $38.16 | $12,694 | 0.41% | 0.00% | to | 1.50% | -3.24% | to | -1.75% |
| | 2017 | 422 | $15.94 | to | $38.84 | $11,802 | 0.40% | 0.00% | to | 1.50% | 27.53% | to | 29.42% |
| | 2016 | 321 | $12.36 | to | $30.01 | $6,892 | 0.28% | 0.00% | to | 1.50% | 2.16% | to | 3.70% |
| **Voya Large Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2020 | 1 | | $16.50 | | $15 | 0.00% | | 0.35% | | | 5.23% | |
| | 2019 | 1 | | $15.68 | | $16 | 0.00% | | 0.35% | | | 24.05% | |
| | 2018 | 1 | | $12.64 | | $15 | 0.00% | | 0.35% | | | -8.67% | |
| | 2017 | 1 | | $13.84 | | $21 | 1.85% | | 0.35% | | | 12.43% | |
| | 2016 | 2 | | $12.31 | | $21 | 1.80% | | 0.35% | | | 12.83% | |
| **Voya Large Cap Value Portfolio - Institutional Class** | | | | | | | | | | | | | |
| | 2020 | 14,499 | $11.74 | to | $23.48 | $283,899 | 2.00% | 0.00% | to | 1.95% | 4.22% | to | 6.29% |
| | 2019 | 16,308 | $11.09 | to | $22.09 | $303,689 | 2.12% | 0.00% | to | 1.95% | 22.71% | to | 25.12% |
| | 2018 | 17,753 | $13.34 | to | $17.66 | $267,860 | 2.01% | 0.00% | to | 1.95% | -9.62% | to | -7.78% |
| | 2017 | 20,269 | $14.76 | to | $19.15 | $335,852 | 2.43% | 0.00% | to | 1.95% | 11.31% | to | 13.52% |
| | 2016 | 22,298 | $13.26 | to | $16.87 | $328,460 | 2.34% | 0.00% | to | 1.95% | 11.70% | to | 13.93% |
| **Voya Large Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2020 | 72 | $16.63 | to | $20.82 | $1,338 | 1.95% | 0.30% | to | 1.40% | 2.28% | to | 54.66% |
| | 2019 | 69 | $15.91 | to | $19.31 | $1,231 | 1.86% | 0.10% | to | 1.40% | 23.05% | to | 24.59% |
| | 2018 | 85 | $12.93 | to | $16.36 | $1,241 | 1.70% | 0.10% | to | 1.40% | -9.33% | to | -8.06% |
| | 2017 | 107 | $14.26 | to | $17.09 | $1,692 | 2.17% | 0.10% | to | 1.40% | 11.67% | to | 13.08% |
| | 2016 | 118 | $12.77 | to | $15.16 | $1,668 | 2.15% | 0.10% | to | 1.45% | 12.02% | to | 13.49% |
| **Voya Limited Maturity Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2020 | — | | $10.79 | | $5 | 0.00% | | 0.35% | | | 2.57% | |
| | 2019 | — | | $10.52 | | $5 | 0.00% | | 0.35% | | | 3.24% | |
| | 2018 | 1 | | $10.19 | | $15 | 0.00% | | 0.35% | | | 0.39% | |
| | 2017 | 1 | | $10.15 | | $11 | 1.36% | | 0.35% | | | 0.59% | |
| | 2016 | 1 | | $10.09 | | $10 | 0.48% | | 0.35% | | | 0.50% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya U.S. Stock Index Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2020 | | 2,421 | $13.56 | to | $45.76 | $42,300 | 1.80% | 0.00% | to | 1.40% | 14.38% | to | 18.12% |
| 2019 | | 2,540 | $11.52 | to | $38.74 | $39,309 | 1.71% | 0.00% | to | 1.40% | 29.30% | to | 31.14% |
| 2018 | | 1,301 | $19.90 | to | $29.54 | $28,279 | 1.86% | 0.00% | to | 1.40% | -5.94% | to | -4.65% |
| 2017 | | 1,271 | $20.95 | to | $30.98 | $29,429 | 1.95% | 0.00% | to | 1.40% | 19.76% | to | 21.49% |
| 2016 | | 1,028 | $17.33 | to | $25.50 | $20,177 | 2.18% | 0.00% | to | 1.40% | 10.10% | to | 11.65% |
| **VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 1 | | $12.10 | | $11 | 0.00% | | 0.35% | | | 10.20% | |
| 2019 | | 1 | | $10.98 | | $12 | 0.00% | | 0.35% | | | 7.23% | |
| 2018 | | 2 | | $10.24 | | $20 | 0.00% | | 0.35% | | | -2.75% | |
| 2017 | | 3 | | $10.53 | | $32 | 0.90% | | 0.35% | | | 1.84% | |
| 2016 | | 5 | | $10.34 | | $48 | 0.00% | | 0.35% | | | 2.89% | |
| **VY® Clarion Global Real Estate Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2020 | | 3,894 | $10.17 | to | $17.76 | $60,878 | 5.33% | 0.00% | to | 1.50% | -6.23% | to | 9.19% |
| 2019 | | 4,491 | $10.72 | to | $18.67 | $74,592 | 2.97% | 0.00% | to | 1.50% | 22.87% | to | 24.80% |
| 2018 | | 4,693 | $12.81 | to | $14.96 | $64,343 | 5.37% | 0.00% | to | 1.50% | -9.92% | to | -8.56% |
| 2017 | | 5,377 | $14.21 | to | $16.36 | $81,417 | 3.72% | 0.00% | to | 1.50% | 9.13% | to | 10.77% |
| 2016 | | 6,136 | $13.03 | to | $14.77 | $84,613 | 1.41% | 0.00% | to | 1.50% | -0.61% | to | 0.89% |
| **VY® Clarion Real Estate Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 2 | | $17.58 | | $36 | 2.50% | | 0.35% | | | -7.23% | |
| 2019 | | 2 | | $18.95 | | $44 | 2.53% | | 0.35% | | | 27.27% | |
| 2018 | | 2 | | $14.89 | | $35 | 2.60% | | 0.35% | | | -8.31% | |
| 2017 | | 3 | | $16.24 | | $42 | 2.55% | | 0.35% | | | 4.44% | |
| 2016 | | 6 | | $15.55 | | $90 | 1.52% | | 0.35% | | | 3.53% | |
| **VY® Clarion Real Estate Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2020 | | 60 | $17.75 | to | $20.60 | $1,243 | 2.43% | 0.95% | to | 1.95% | -8.13% | to | -7.21% |
| 2019 | | 70 | $19.32 | to | $22.20 | $1,556 | 2.42% | 0.95% | to | 1.95% | 25.95% | to | 27.22% |
| 2018 | | 81 | $15.34 | to | $17.45 | $1,419 | 2.96% | 0.95% | to | 1.95% | -9.23% | to | -8.30% |
| 2017 | | 96 | $16.90 | to | $19.03 | $1,820 | 2.32% | 0.95% | to | 1.95% | 3.43% | to | 4.50% |
| 2016 | | 117 | $16.34 | to | $18.21 | $2,120 | 1.85% | 0.95% | to | 1.95% | 2.45% | to | 3.47% |

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| VY® Clarion Real Estate Portfolio - Service Class | | | | | | | | | | | | |
| 2020 | 1,777 | $17.47 | to | $22.84 | $35,429 | 2.17% | 0.00% | to | 1.50% | -7.89% | to | -6.53% |
| 2019 | 2,072 | $18.86 | to | $24.44 | $44,624 | 2.14% | 0.00% | to | 1.50% | 26.19% | to | 28.18% |
| 2018 | 2,224 | $14.85 | to | $19.07 | $37,743 | 2.60% | 0.00% | to | 1.50% | -9.00% | to | -7.65% |
| 2017 | 2,860 | $16.22 | to | $20.65 | $53,192 | 2.07% | 0.00% | to | 1.50% | 3.59% | to | 5.20% |
| 2016 | 3,437 | $15.57 | to | $19.63 | $61,308 | 1.58% | 0.00% | to | 1.50% | 2.70% | to | 4.25% |
| VY® Invesco Growth and Income Portfolio - Institutional Class | | | | | | | | | | | | |
| 2020 | 1,355 | $22.11 | to | $22.96 | $29,975 | 2.18% | 0.00% | to | 0.45% | 2.74% | to | 3.24% |
| 2019 | 1,348 | $21.52 | to | $22.24 | $29,008 | 2.77% | 0.00% | to | 0.45% | 24.47% | to | 24.94% |
| 2018 | 1,580 | $17.29 | to | $17.80 | $27,328 | 1.75% | 0.00% | to | 0.45% | -13.72% | to | -13.30% |
| 2017 | 1,642 | $20.04 | to | $20.53 | $32,904 | 2.26% | 0.00% | to | 0.45% | 13.61% | to | 14.12% |
| 2016 | 1,500 | $17.64 | to | $17.99 | $26,466 | 2.34% | 0.00% | to | 0.45% | 19.67% | to | 20.25% |
| VY® Invesco Growth and Income Portfolio - Service Class | | | | | | | | | | | | |
| 2020 | 982 | $20.04 | to | $30.43 | $25,845 | 1.84% | 0.00% | to | 1.50% | 1.35% | to | 2.91% |
| 2019 | 1,092 | $19.65 | to | $29.57 | $28,186 | 2.43% | 0.00% | to | 1.50% | 22.89% | to | 24.72% |
| 2018 | 1,248 | $15.90 | to | $23.71 | $26,073 | 1.47% | 0.00% | to | 1.50% | -14.86% | to | -13.59% |
| 2017 | 1,363 | $18.57 | to | $27.44 | $33,274 | 2.05% | 0.00% | to | 1.50% | 12.17% | to | 13.91% |
| 2016 | 1,315 | $16.45 | to | $24.09 | $28,398 | 2.12% | 0.00% | to | 1.50% | 18.18% | to | 19.91% |
| VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | | | | | | | | | | | | |
| 2020 | 4 | $34.12 | | | $128 | 0.00% | 0.35% | | | 32.45% | | |
| 2019 | 7 | $25.76 | | | $190 | 0.00% | 0.35% | | | 30.83% | | |
| 2018 | 8 | $19.69 | | | $151 | 0.57% | 0.35% | | | -17.37% | | |
| 2017 | 8 | $23.83 | | | $202 | 0.32% | 0.35% | | | 41.93% | | |
| 2016 | 16 | $16.79 | | | $266 | 0.93% | 0.35% | | | 12.23% | | |
| VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | | | | | | | | | | | |
| 2020 | 527 | $34.88 | to | $35.17 | $18,412 | 0.51% | 0.95% | to | 1.20% | 32.12% | to | 32.52% |
| 2019 | 541 | $26.40 | to | $26.54 | $14,297 | 0.14% | 0.95% | to | 1.20% | 30.56% | to | 30.87% |
| 2018 | 561 | $20.22 | to | $20.28 | $11,355 | 0.90% | 0.95% | to | 1.20% | -17.57% | to | -17.39% |
| 2017 | 655 | $24.53 | to | $24.55 | $16,078 | 0.51% | 0.95% | to | 1.20% | 41.63% | to | 41.74% |
| 2016 | 1,109 | $17.32 | to | $17.58 | $19,344 | 1.49% | 0.85% | to | 1.20% | 11.89% | to | 12.33% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | | | | | | | | | | | | | |
| 2020 | | 840 | $16.74 | to | $47.10 | $32,983 | 0.31% | 0.00% | to | 1.50% | 31.38% | to | 33.39% |
| 2019 | | 875 | $12.66 | to | $35.31 | $26,095 | 0.01% | 0.00% | to | 1.50% | 29.78% | to | 31.73% |
| 2018 | | 890 | $9.70 | to | $26.81 | $20,389 | 0.62% | 0.00% | to | 1.50% | -18.02% | to | -16.74% |
| 2017 | | 1,026 | $11.76 | to | $32.20 | $28,556 | 0.46% | 0.00% | to | 1.55% | 40.83% | to | 43.05% |
| 2016 | | 898 | $8.30 | to | $22.52 | $17,732 | 1.22% | 0.00% | to | 1.55% | 11.21% | to | 12.94% |
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2020 | | — | $27.12 | | | $3 | 0.00% | 0.35% | | | 15.40% | | |
| 2019 | | — | $23.50 | | | $3 | 0.00% | 0.35% | | | 25.53% | | |
| 2018 | | 1 | $18.72 | | | $24 | 0.00% | 0.35% | | | -11.15% | | |
| 2017 | | 2 | $21.06 | | | $46 | 0.19% | 0.35% | | | 14.82% | | |
| 2016 | | 2 | $18.35 | | | $28 | 0.16% | 0.35% | | | 20.72% | | |
| VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2020 | | 2,040 | $27.92 | to | $28.99 | $56,972 | 0.00% | 0.00% | to | 0.45% | 16.00% | to | 16.52% |
| 2019 | | 2,106 | $24.07 | to | $24.88 | $50,704 | 1.19% | 0.00% | to | 0.45% | 26.22% | to | 26.74% |
| 2018 | | 2,187 | $19.07 | to | $19.63 | $41,715 | 0.66% | 0.00% | to | 0.45% | -10.76% | to | -10.32% |
| 2017 | | 2,118 | $21.37 | to | $21.89 | $45,257 | 0.69% | 0.00% | to | 0.45% | 15.33% | to | 15.88% |
| 2016 | | 2,073 | $18.53 | to | $18.89 | $38,416 | 0.76% | 0.00% | to | 0.45% | 21.43% | to | 21.87% |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | | | | | | | | | | | | | |
| 2020 | | 1,044 | $29.85 | to | $46.33 | $41,406 | 0.00% | 0.00% | to | 1.50% | 14.58% | to | 37.27% |
| 2019 | | 1,134 | $25.90 | to | $39.84 | $39,048 | 0.68% | 0.00% | to | 1.60% | 24.50% | to | 26.40% |
| 2018 | | 1,109 | $20.68 | to | $31.52 | $30,497 | 0.40% | 0.00% | to | 1.65% | -11.98% | to | -10.52% |
| 2017 | | 1,095 | $23.32 | to | $35.23 | $33,973 | 0.46% | 0.00% | to | 1.65% | 13.66% | to | 15.58% |
| 2016 | | 1,022 | $20.36 | to | $30.48 | $27,747 | 0.47% | 0.00% | to | 1.65% | 19.60% | to | 21.61% |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2020 | | 17 | $27.43 | | | $471 | 1.20% | 0.35% | | | 17.12% | | |
| 2019 | | 16 | $23.42 | | | $363 | 1.21% | 0.35% | | | 23.59% | | |
| 2018 | | 16 | $18.95 | | | $298 | 1.54% | 0.35% | | | -0.26% | | |
| 2017 | | 25 | $19.00 | | | $479 | 0.97% | 0.35% | | | 14.32% | | |
| 2016 | | 27 | $16.62 | | | $450 | 1.15% | 0.35% | | | 7.30% | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2020 | | 18,429 | $27.02 | to | $28.05 | $497,984 | 1.50% | 0.00% | to | 0.45% | 17.73% | to | 18.25% |
| 2019 | | 18,802 | $22.95 | to | $23.72 | $431,537 | 1.83% | 0.00% | to | 0.45% | 24.19% | to | 24.71% |
| 2018 | | 17,670 | $18.48 | to | $19.02 | $326,569 | 2.53% | 0.00% | to | 0.45% | 0.27% | to | 0.74% |
| 2017 | | 17,165 | $18.43 | to | $18.88 | $316,392 | 1.54% | 0.00% | to | 0.45% | 14.83% | to | 15.40% |
| 2016 | | 16,607 | $16.05 | to | $16.36 | $266,487 | 1.69% | 0.00% | to | 0.45% | 7.86% | to | 8.27% |
| **VY® T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 32,116 | $15.68 | to | $45.27 | $1,169,756 | 1.25% | 0.00% | to | 1.50% | 16.21% | to | 17.98% |
| 2019 | | 32,781 | $13.39 | to | $38.37 | $1,030,790 | 1.54% | 0.00% | to | 1.50% | 22.52% | to | 24.35% |
| 2018 | | 31,213 | $10.85 | to | $30.86 | $806,219 | 2.19% | 0.00% | to | 1.50% | -1.02% | to | 0.52% |
| 2017 | | 31,475 | $10.88 | to | $30.70 | $827,633 | 1.25% | 0.00% | to | 1.50% | 13.40% | to | 15.11% |
| 2016 | | 30,080 | $10.54 | to | $26.67 | $710,826 | 1.39% | 0.00% | to | 1.55% | 6.41% | to | 8.08% |
| **VY® T. Rowe Price Equity Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 30 | | $25.14 | | $746 | 3.55% | | 0.35% | | | 0.28% | |
| 2019 | | 38 | | $25.07 | | $942 | 2.29% | | 0.35% | | | 25.48% | |
| 2018 | | 40 | | $19.98 | | $803 | 1.76% | | 0.35% | | | -10.00% | |
| 2017 | | 51 | | $22.20 | | $1,125 | 1.68% | | 0.35% | | | 15.50% | |
| 2016 | | 67 | | $19.22 | | $1,281 | 1.87% | | 0.35% | | | 17.91% | |
| **VY® T. Rowe Price Equity Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 3,792 | $11.33 | to | $42.56 | $97,378 | 3.50% | 0.00% | to | 1.65% | -0.74% | to | 22.34% |
| 2019 | | 4,111 | $11.26 | to | $42.16 | $105,540 | 2.52% | 0.00% | to | 1.65% | 24.30% | to | 26.43% |
| 2018 | | 3,572 | $15.48 | to | $33.35 | $90,169 | 2.17% | 0.00% | to | 1.65% | -10.81% | to | -9.31% |
| 2017 | | 3,794 | $17.23 | to | $36.78 | $106,982 | 2.03% | 0.00% | to | 1.65% | 14.34% | to | 16.25% |
| 2016 | | 4,150 | $14.96 | to | $31.64 | $101,935 | 2.20% | 0.00% | to | 1.65% | 16.82% | to | 18.77% |
| **VY® T. Rowe Price International Stock Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 7 | | $15.59 | | $108 | 1.96% | | 0.35% | | | 13.71% | |
| 2019 | | 7 | | $13.71 | | $96 | 0.00% | | 0.35% | | | 26.83% | |
| 2018 | | 8 | | $10.81 | | $91 | 1.06% | | 0.35% | | | -14.81% | |
| 2017 | | 8 | | $12.69 | | $98 | 0.84% | | 0.35% | | | 27.03% | |
| 2016 | | 9 | | $9.99 | | $89 | 1.10% | | 0.35% | | | 1.22% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. Rowe Price International Stock Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 379 | $13.25 | to | $27.16 | $9,191 | 2.22% | 0.25% | to | 1.50% | 12.78% | to | 20.60% |
| 2019 | | 396 | $11.68 | to | $24.68 | $8,458 | 0.73% | 0.00% | to | 1.50% | 25.71% | to | 27.68% |
| 2018 | | 412 | $9.23 | to | $19.33 | $6,957 | 1.82% | 0.00% | to | 1.50% | -15.38% | to | -14.13% |
| 2017 | | 452 | $10.85 | to | $22.51 | $8,970 | 1.16% | 0.00% | to | 1.50% | 25.91% | to | 27.90% |
| 2016 | | 445 | $8.56 | to | $17.60 | $6,961 | 1.43% | 0.00% | to | 1.50% | 0.41% | to | 1.88% |
| **Voya Government Money Market Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 23,836 | $9.15 | to | $57.69 | $334,139 | 0.22% | 0.00% | to | 1.80% | -1.51% | to | 0.33% |
| 2019 | | 17,995 | $9.29 | to | $57.69 | $248,617 | 1.85% | 0.00% | to | 1.80% | 0.11% | to | 1.97% |
| 2018 | | 16,792 | $9.28 | to | $56.76 | $237,575 | 1.47% | 0.00% | to | 1.80% | -0.11% | to | 1.57% |
| 2017 | | 15,640 | $9.43 | to | $56.05 | $219,152 | 0.58% | 0.00% | to | 1.70% | -0.92% | to | 0.62% |
| 2016 | | 16,116 | $9.41 | to | $55.98 | $228,794 | 0.08% | 0.00% | to | 1.80% | -1.67% | to | 0.21% |
| **Voya Multi-Manager International Small Cap Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 9 | $28.55 | to | $34.39 | $270 | 1.16% | 0.00% | to | 1.10% | 14.11% | to | 29.72% |
| 2019 | | 9 | $25.02 | to | $29.81 | $247 | 1.97% | 0.00% | to | 1.10% | 23.12% | to | 24.26% |
| 2018 | | 12 | $20.67 | to | $23.99 | $260 | 1.23% | 0.00% | to | 1.00% | -22.82% | to | -22.06% |
| 2017 | | 14 | $26.59 | to | $30.78 | $388 | 0.99% | 0.00% | to | 1.05% | 33.53% | to | 34.94% |
| 2016 | | 14 | $19.92 | to | $22.81 | $294 | 0.54% | 0.00% | to | 1.05% | -1.78% | to | -0.74% |
| **Voya Multi-Manager International Small Cap Fund - Class I** | | | | | | | | | | | | | |
| 2020 | | 107 | $14.57 | to | $15.41 | $1,595 | 1.69% | 0.30% | to | 1.50% | 14.01% | to | 15.43% |
| 2019 | | 105 | $12.78 | to | $13.35 | $1,361 | 2.32% | 0.30% | to | 1.50% | 22.77% | to | 24.30% |
| 2018 | | 133 | $10.41 | to | $10.74 | $1,402 | 1.70% | 0.25% | to | 1.50% | -22.95% | to | -22.02% |
| 2017 | | 113 | $13.50 | to | $13.78 | $1,543 | 2.44% | 0.25% | to | 1.50% | 33.86% | to | 35.10% |
| 2016 | 6/6/2016 | 3 | $10.13 | to | $10.20 | $28 | (a) | 0.30% | to | 1.25% | | (a) | |
| **Voya Global Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 9 | | $17.39 | | $149 | 2.65% | | 0.35% | | | 8.21% | |
| 2019 | | 19 | | $16.07 | | $304 | 2.42% | | 0.35% | | | 6.99% | |
| 2018 | | 18 | | $15.02 | | $275 | 3.32% | | 0.35% | | | -2.78% | |
| 2017 | | 17 | | $15.45 | | $267 | 2.28% | | 0.35% | | | 8.73% | |
| 2016 | | 20 | | $14.21 | | $285 | 1.55% | | 0.35% | | | 5.42% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Voya Global Bond Portfolio - Initial Class | | | | | | | | | | | | | |
| 2020 | | 4,334 | $11.21 | to | $19.74 | $72,287 | 2.83% | 0.00% | to | 1.95% | 7.03% | to | 9.24% |
| 2019 | | 4,517 | $10.29 | to | $18.07 | $69,980 | 2.87% | 0.00% | to | 1.95% | 5.81% | to | 7.91% |
| 2018 | | 4,774 | $12.91 | to | $16.96 | $70,474 | 3.78% | 0.00% | to | 1.95% | -3.94% | to | -1.97% |
| 2017 | | 5,031 | $13.32 | to | $17.30 | $76,778 | 2.56% | 0.00% | to | 1.95% | 7.61% | to | 9.69% |
| 2016 | | 5,458 | $12.26 | to | $15.78 | $76,457 | 1.77% | 0.00% | to | 1.95% | 4.17% | to | 6.33% |
| Voya Global Bond Portfolio - Service Class | | | | | | | | | | | | | |
| 2020 | | 42 | $14.46 | to | $16.13 | $654 | 2.42% | 0.25% | to | 1.50% | 5.50% | to | 8.62% |
| 2019 | | 35 | $13.42 | to | $14.85 | $503 | 2.56% | 0.25% | to | 1.50% | 6.03% | to | 7.21% |
| 2018 | | 27 | $12.38 | to | $13.59 | $356 | 3.06% | 0.40% | to | 1.50% | -3.63% | to | -2.58% |
| 2017 | | 41 | $12.68 | to | $14.56 | $559 | 2.19% | 0.00% | to | 1.50% | 7.67% | to | 9.31% |
| 2016 | | 55 | $11.58 | to | $13.32 | $704 | 1.52% | 0.00% | to | 1.50% | 4.50% | to | 6.05% |
| Voya Index Solution 2025 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2020 | | 269 | $21.19 | to | $29.88 | $7,023 | 2.63% | 0.00% | to | 1.40% | 10.86% | to | 13.05% |
| 2019 | | 522 | $18.98 | to | $26.43 | $12,222 | 1.77% | 0.00% | to | 1.40% | 17.12% | to | 18.79% |
| 2018 | | 545 | $16.18 | to | $22.25 | $11,069 | 1.75% | 0.00% | to | 1.40% | -6.27% | to | -4.99% |
| 2017 | | 510 | $17.24 | to | $23.24 | $10,973 | 1.86% | 0.05% | to | 1.40% | 13.23% | to | 14.53% |
| 2016 | | 426 | $15.20 | to | $20.25 | $8,027 | 2.55% | 0.10% | to | 1.40% | 5.68% | to | 7.03% |
| Voya Index Solution 2025 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2020 | | 99 | $20.31 | to | $23.54 | $2,167 | 1.69% | 0.20% | to | 1.55% | 2.48% | to | 12.52% |
| 2019 | | 95 | $18.40 | to | $20.92 | $1,859 | 2.01% | 0.20% | to | 1.50% | 16.56% | to | 17.99% |
| 2018 | | 150 | $15.72 | to | $17.73 | $2,527 | 1.08% | 0.20% | to | 1.55% | -6.76% | to | -5.49% |
| 2017 | | 239 | $16.86 | to | $19.06 | $4,336 | 1.34% | 0.00% | to | 1.55% | 12.63% | to | 14.41% |
| 2016 | | 271 | $14.97 | to | $16.66 | $4,345 | 2.06% | 0.00% | to | 1.55% | 5.05% | to | 6.73% |
| Voya Index Solution 2025 Portfolio - Service Class | | | | | | | | | | | | | |
| 2020 | | 382 | $20.59 | to | $27.07 | $10,089 | 1.83% | 0.00% | to | 1.25% | 11.42% | to | 12.86% |
| 2019 | | 259 | $18.48 | to | $24.14 | $6,057 | 1.81% | 0.00% | to | 1.25% | 17.20% | to | 18.41% |
| 2018 | | 216 | $17.60 | to | $20.51 | $4,318 | 1.55% | 0.00% | to | 1.10% | -6.23% | to | -5.17% |
| 2017 | | 203 | $16.86 | to | $21.77 | $4,318 | 1.55% | 0.00% | to | 1.25% | 13.15% | to | 14.64% |
| 2016 | | 130 | $14.90 | to | $19.12 | $2,415 | 2.22% | 0.00% | to | 1.25% | 5.52% | to | 6.86% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Index Solution 2035 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 314 | $26.28 | to | $34.25 | $9,524 | 2.77% | 0.00% | to | 1.40% | 11.73% | to | 14.40% |
| 2019 | | 699 | $23.15 | to | $29.94 | $18,659 | 1.76% | 0.00% | to | 1.40% | 20.91% | to | 22.60% |
| 2018 | | 668 | $18.99 | to | $24.42 | $14,903 | 1.58% | 0.00% | to | 1.40% | -8.18% | to | -6.92% |
| 2017 | | 529 | $20.45 | to | $26.03 | $12,725 | 1.76% | 0.05% | to | 1.40% | 17.01% | to | 18.28% |
| 2016 | | 458 | $16.24 | to | $21.95 | $9,330 | 2.31% | 0.10% | to | 1.40% | 6.61% | to | 8.02% |
| **Voya Index Solution 2035 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2020 | | 102 | $23.39 | to | $27.24 | $2,571 | 1.50% | 0.00% | to | 1.40% | 12.34% | to | 13.93% |
| 2019 | | 88 | $20.51 | to | $23.91 | $1,970 | 1.55% | 0.00% | to | 1.55% | 20.22% | to | 22.05% |
| 2018 | | 83 | $17.06 | to | $19.59 | $1,514 | 0.93% | 0.00% | to | 1.55% | -8.57% | to | -7.11% |
| 2017 | | 118 | $18.66 | to | $21.09 | $2,373 | 1.20% | 0.00% | to | 1.55% | 16.33% | to | 18.15% |
| 2016 | | 154 | $16.04 | to | $17.85 | $2,640 | 1.92% | 0.00% | to | 1.55% | 5.94% | to | 7.59% |
| **Voya Index Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 284 | $23.27 | to | $31.03 | $8,622 | 1.37% | 0.00% | to | 1.25% | 12.69% | to | 14.12% |
| 2019 | | 337 | $20.65 | to | $27.37 | $8,925 | 1.65% | 0.00% | to | 1.25% | 20.83% | to | 22.37% |
| 2018 | | 281 | $17.09 | to | $22.51 | $6,123 | 1.36% | 0.00% | to | 1.25% | -8.27% | to | -7.12% |
| 2017 | | 246 | $18.63 | to | $24.40 | $5,806 | 1.56% | 0.00% | to | 1.25% | 16.95% | to | 18.36% |
| 2016 | | 188 | $15.93 | to | $20.74 | $3,721 | 2.21% | 0.00% | to | 1.25% | 6.62% | to | 7.78% |
| **Voya Index Solution 2045 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 219 | $26.72 | to | $37.05 | $7,236 | 2.73% | 0.00% | to | 1.40% | 12.91% | to | 15.78% |
| 2019 | | 601 | $23.27 | to | $32.00 | $17,160 | 1.60% | 0.00% | to | 1.40% | 23.14% | to | 24.85% |
| 2018 | | 595 | $18.78 | to | $25.63 | $13,991 | 1.38% | 0.00% | to | 1.40% | -9.44% | to | -8.14% |
| 2017 | | 544 | $19.92 | to | $27.90 | $14,017 | 1.57% | 0.00% | to | 1.40% | 18.79% | to | 20.47% |
| 2016 | | 448 | $16.75 | to | $23.16 | $9,650 | 2.08% | 0.00% | to | 1.40% | 6.83% | to | 8.27% |
| **Voya Index Solution 2045 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2020 | | 123 | $24.53 | to | $29.04 | $3,378 | 1.37% | 0.00% | to | 1.55% | 3.64% | to | 16.04% |
| 2019 | | 115 | $21.70 | to | $25.18 | $2,745 | 1.52% | 0.00% | to | 1.50% | 22.53% | to | 24.35% |
| 2018 | | 97 | $17.64 | to | $20.25 | $1,856 | 0.78% | 0.00% | to | 1.55% | -9.91% | to | -8.50% |
| 2017 | | 131 | $19.58 | to | $22.13 | $2,783 | 1.05% | 0.00% | to | 1.55% | 18.09% | to | 19.95% |
| 2016 | | 150 | $16.58 | to | $18.45 | $2,669 | 1.74% | 0.00% | to | 1.55% | 6.21% | to | 7.89% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Index Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 206 | $24.82 | to | $33.53 | $6,804 | 1.38% | 0.00% | to | 1.25% | 14.06% | to | 15.52% |
| 2019 | | 179 | $21.76 | to | $29.22 | $5,102 | 1.53% | 0.00% | to | 1.25% | 23.01% | to | 24.56% |
| 2018 | | 159 | $17.69 | to | $23.62 | $3,653 | 1.23% | 0.00% | to | 1.25% | -9.61% | to | -8.45% |
| 2017 | | 124 | $19.57 | to | $25.96 | $3,154 | 1.43% | 0.00% | to | 1.25% | 18.75% | to | 20.21% |
| 2016 | | 83 | $16.48 | to | $21.74 | $1,755 | 1.90% | 0.00% | to | 1.25% | 6.67% | to | 8.02% |
| **Voya Index Solution 2055 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 128 | $25.18 | to | $29.23 | $3,342 | 2.78% | 0.00% | to | 1.40% | 13.83% | to | 19.92% |
| 2019 | | 317 | $22.12 | to | $25.33 | $7,159 | 1.38% | 0.00% | to | 1.40% | 23.44% | to | 25.21% |
| 2018 | | 277 | $17.92 | to | $20.23 | $5,203 | 1.19% | 0.00% | to | 1.40% | -9.73% | to | -8.53% |
| 2017 | | 197 | $19.85 | to | $21.93 | $4,069 | 1.35% | 0.05% | to | 1.40% | 19.29% | to | 20.85% |
| 2016 | | 134 | $16.64 | to | $18.14 | $2,292 | 1.72% | 0.10% | to | 1.40% | 6.60% | to | 7.98% |
| **Voya Index Solution 2055 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2020 | | 86 | $23.77 | to | $28.04 | $2,277 | 1.23% | 0.00% | to | 1.55% | 3.68% | to | 14.97% |
| 2019 | | 70 | $21.00 | to | $24.39 | $1,618 | 1.30% | 0.00% | to | 1.55% | 22.81% | to | 24.69% |
| 2018 | | 62 | $17.10 | to | $19.56 | $1,152 | 0.74% | 0.00% | to | 1.55% | -10.19% | to | -8.77% |
| 2017 | | 62 | $19.04 | to | $21.44 | $1,296 | 1.13% | 0.00% | to | 1.55% | 18.63% | to | 20.52% |
| 2016 | | 48 | $16.05 | to | $17.79 | $831 | 1.52% | 0.00% | to | 1.55% | 6.08% | to | 7.69% |
| **Voya Index Solution 2055 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 198 | $24.27 | to | $28.47 | $5,148 | 1.38% | 0.00% | to | 1.50% | 13.41% | to | 18.77% |
| 2019 | | 155 | $21.40 | to | $24.73 | $3,535 | 1.21% | 0.00% | to | 1.50% | 23.06% | to | 24.90% |
| 2018 | | 122 | $17.39 | to | $19.80 | $2,235 | 1.03% | 0.00% | to | 1.50% | -10.04% | to | -8.63% |
| 2017 | | 101 | $19.32 | to | $21.67 | $2,038 | 1.14% | 0.00% | to | 1.50% | 18.88% | to | 20.59% |
| 2016 | | 60 | $16.26 | to | $17.97 | $1,009 | 1.52% | 0.00% | to | 1.50% | 6.27% | to | 7.93% |
| **Voya Index Solution 2065 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | 8/24/2020 | — | $11.60 | to | $11.63 | $4 | (e) | 0.70% | to | 1.25% | | (e) | |
| 2019 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2018 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2017 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2016 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Index Solution 2065 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | 10/22/2020 | 1 | $11.63 | | | $9 | (e) | 0.65% | | | (e) | | |
| 2019 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2018 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2017 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2016 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Voya Index Solution Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 56 | $16.60 | to | $22.35 | $1,077 | 3.50% | 0.00% | to | 1.40% | 9.79% | to | 11.30% |
| 2019 | | 190 | $15.10 | to | $20.08 | $3,374 | 2.05% | 0.00% | to | 1.40% | 11.56% | to | 13.19% |
| 2018 | | 230 | $13.51 | to | $17.74 | $3,732 | 1.98% | 0.00% | to | 1.40% | -4.37% | to | -3.08% |
| 2017 | | 270 | $14.11 | to | $18.16 | $4,533 | 2.11% | 0.05% | to | 1.40% | 7.86% | to | 9.06% |
| 2016 | | 237 | $13.06 | to | $16.62 | $3,658 | 1.88% | 0.10% | to | 1.40% | 3.74% | to | 5.12% |
| **Voya Index Solution Income Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2020 | | 46 | $15.98 | to | $18.62 | $780 | 1.58% | 0.00% | to | 1.40% | 1.56% | to | 10.77% |
| 2019 | | 48 | $14.56 | to | $16.81 | $736 | 1.98% | 0.00% | to | 1.45% | 11.06% | to | 12.74% |
| 2018 | | 71 | $12.99 | to | $14.91 | $980 | 1.53% | 0.00% | to | 1.55% | -4.90% | to | -3.43% |
| 2017 | | 86 | $13.66 | to | $15.44 | $1,245 | 1.70% | 0.00% | to | 1.55% | 7.22% | to | 8.89% |
| 2016 | | 85 | $12.74 | to | $14.18 | $1,145 | 1.83% | 0.00% | to | 1.55% | 3.24% | to | 4.80% |
| **Voya Index Solution Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 64 | $16.14 | to | $20.23 | $1,234 | 1.62% | 0.00% | to | 1.25% | 9.72% | to | 11.08% |
| 2019 | | 64 | $14.71 | to | $18.34 | $1,114 | 2.04% | 0.00% | to | 1.25% | 11.63% | to | 12.85% |
| 2018 | | 60 | $14.71 | to | $16.35 | $948 | 2.37% | 0.00% | to | 1.10% | -4.26% | to | -3.22% |
| 2017 | | 60 | $15.20 | to | $17.01 | $990 | 1.82% | 0.00% | to | 1.10% | 7.81% | to | 9.04% |
| 2016 | | 59 | $13.94 | to | $15.70 | $895 | 2.09% | 0.00% | to | 1.10% | 3.81% | to | 4.97% |
| **Voya International High Dividend Low Volatility Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 15 | $11.43 | | | $169 | 2.73% | 0.35% | | | -1.55% | | |
| 2019 | | 17 | $11.61 | | | $197 | 1.55% | 0.35% | | | 15.75% | | |
| 2018 | | 19 | $10.03 | | | $190 | 1.87% | 0.35% | | | -15.64% | | |
| 2017 | | 20 | $11.89 | | | $238 | 1.60% | 0.35% | | | 21.20% | | |
| 2016 | | 23 | $9.81 | | | $223 | 2.36% | 0.35% | | | 1.03% | | |

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya International High Dividend Low Volatility Portfolio - Initial Class** | | | | | | | | | | | | |
| 2020 | 5,917 | $10.45 | to | $12.74 | $66,331 | 3.33% | 0.00% | to | 1.50% | -2.23% | to | -0.70% |
| 2019 | 6,442 | $10.68 | to | $12.83 | $73,467 | 2.15% | 0.00% | to | 1.50% | 14.96% | to | 16.74% |
| 2018 | 6,988 | $9.29 | to | $10.99 | $69,069 | 2.19% | 0.00% | to | 1.50% | -16.23% | to | -14.94% |
| 2017 | 7,762 | $11.09 | to | $12.92 | $91,104 | 2.03% | 0.00% | to | 1.50% | 20.52% | to | 22.35% |
| 2016 | 8,386 | $9.20 | to | $10.56 | $81,205 | 3.37% | 0.00% | to | 1.50% | 0.32% | to | 1.83% |
| **Voya International High Dividend Low Volatility Portfolio - Service Class** | | | | | | | | | | | | |
| 2020 | 4 | $12.97 | to | $13.96 | $54 | 3.54% | 0.50% | to | 1.00% | -1.97% | to | 3.51% |
| 2019 | 4 | $13.05 | to | $14.16 | $59 | 1.46% | 0.50% | to | 1.10% | 15.18% | to | 15.65% |
| 2018 | 6 | $11.26 | to | $13.03 | $78 | 1.46% | 0.00% | to | 1.15% | -16.16% | to | -15.78% |
| 2017 | 13 | $13.19 | to | $15.18 | $196 | 1.45% | 0.10% | to | 1.30% | 20.66% | to | 21.93% |
| 2016 | 21 | $11.13 | to | $12.45 | $250 | 2.70% | 0.10% | to | 1.15% | 0.45% | to | 1.47% |
| **Voya Solution 2025 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2020 | 13 | | $21.78 | | $287 | 1.32% | | 0.35% | | | 12.91% | |
| 2019 | 24 | | $19.29 | | $468 | 1.95% | | 0.35% | | | 17.41% | |
| 2018 | 28 | | $16.43 | | $457 | 1.88% | | 0.35% | | | -6.33% | |
| 2017 | 29 | $17.54 | to | $17.89 | $501 | 1.70% | 0.35% | to | 0.70% | 14.24% | to | 14.64% |
| 2016 | 29 | $15.30 | to | $15.66 | $437 | 1.83% | 0.35% | to | 0.70% | 4.82% | to | 5.15% |
| **Voya Solution 2025 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2020 | 988 | $13.69 | to | $20.02 | $14,803 | 2.25% | 0.00% | to | 1.20% | 12.49% | to | 13.81% |
| 2019 | 847 | $12.12 | to | $17.59 | $11,199 | 2.58% | 0.00% | to | 1.20% | 16.97% | to | 18.37% |
| 2018 | 760 | $10.32 | to | $14.86 | $8,566 | 2.34% | 0.00% | to | 1.20% | -6.62% | to | -5.47% |
| 2017 | 725 | $11.00 | to | $15.72 | $8,717 | 2.90% | 0.00% | to | 1.20% | 14.18% | to | 15.59% |
| 2016 | 211 | $10.71 | to | $13.60 | $2,609 | 2.29% | 0.00% | to | 1.20% | 4.79% | to | 6.17% |
| **Voya Solution 2025 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2020 | 241 | $20.59 | to | $24.12 | $5,546 | 1.56% | 0.10% | to | 1.55% | 11.66% | to | 17.59% |
| 2019 | 332 | $18.44 | to | $21.29 | $6,734 | 1.80% | 0.10% | to | 1.55% | 16.12% | to | 17.82% |
| 2018 | 455 | $15.88 | to | $18.23 | $7,854 | 1.68% | 0.00% | to | 1.55% | -7.35% | to | -6.08% |
| 2017 | 471 | $17.14 | to | $19.07 | $8,664 | 1.83% | 0.20% | to | 1.55% | 13.28% | to | 14.88% |
| 2016 | 689 | $15.13 | to | $16.78 | $11,067 | 2.07% | 0.05% | to | 1.55% | 4.13% | to | 5.73% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 6,794 | $12.26 | to | $25.54 | $146,667 | 1.99% | 0.00% | to | 1.50% | 11.86% | to | 13.59% |
| 2019 | | 7,022 | $10.83 | to | $22.49 | $135,241 | 2.31% | 0.00% | to | 1.50% | 16.38% | to | 18.12% |
| 2018 | | 7,484 | $13.10 | to | $19.04 | $124,074 | 2.03% | 0.00% | to | 1.50% | -7.13% | to | -5.71% |
| 2017 | | 8,100 | $14.02 | to | $20.20 | $145,817 | 1.88% | 0.00% | to | 1.50% | 13.61% | to | 15.31% |
| 2016 | | 8,622 | $12.27 | to | $17.52 | $135,518 | 2.08% | 0.00% | to | 1.50% | 4.26% | to | 5.93% |
| **Voya Solution 2035 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 16 | | $23.65 | | $376 | 1.65% | | 0.35% | | | 13.81% | |
| 2019 | | 23 | | $20.78 | | $475 | 2.05% | | 0.35% | | | 21.10% | |
| 2018 | | 23 | | $17.16 | | $401 | 1.63% | | 0.35% | | | -8.87% | |
| 2017 | | 24 | | $18.83 | | $460 | 1.33% | | 0.35% | | | 18.80% | |
| 2016 | | 24 | | $15.85 | | $386 | 2.44% | | 0.35% | | | 5.67% | |
| **Voya Solution 2035 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 901 | $14.19 | to | $21.86 | $14,901 | 1.86% | 0.00% | to | 1.20% | 13.30% | to | 14.63% |
| 2019 | | 800 | $12.47 | to | $19.07 | $11,644 | 2.52% | 0.00% | to | 1.20% | 20.81% | to | 22.24% |
| 2018 | | 635 | $10.28 | to | $15.60 | $7,686 | 2.14% | 0.00% | to | 1.20% | -9.25% | to | -8.07% |
| 2017 | | 517 | $11.27 | to | $16.97 | $6,878 | 2.29% | 0.00% | to | 1.20% | 18.48% | to | 19.84% |
| 2016 | | 246 | $10.77 | to | $14.16 | $3,095 | 2.09% | 0.00% | to | 1.20% | 5.18% | to | 6.47% |
| **Voya Solution 2035 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2020 | | 389 | $22.95 | to | $26.88 | $9,833 | 1.39% | 0.00% | to | 1.45% | 12.67% | to | 22.33% |
| 2019 | | 515 | $20.37 | to | $23.52 | $11,338 | 1.95% | 0.00% | to | 1.45% | 19.89% | to | 21.61% |
| 2018 | | 614 | $16.99 | to | $19.34 | $11,164 | 1.73% | 0.00% | to | 1.45% | -9.77% | to | -8.38% |
| 2017 | | 618 | $18.83 | to | $21.11 | $12,339 | 1.49% | 0.00% | to | 1.45% | 17.61% | to | 19.27% |
| 2016 | | 785 | $15.90 | to | $17.70 | $13,278 | 2.00% | 0.00% | to | 1.55% | 4.47% | to | 6.12% |
| **Voya Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 7,282 | $12.59 | to | $28.02 | $170,550 | 1.74% | 0.00% | to | 1.50% | 12.78% | to | 14.46% |
| 2019 | | 7,433 | $11.03 | to | $24.48 | $154,810 | 2.22% | 0.00% | to | 1.50% | 20.12% | to | 21.98% |
| 2018 | | 7,670 | $13.30 | to | $20.07 | $134,108 | 1.80% | 0.00% | to | 1.50% | -9.72% | to | -8.31% |
| 2017 | | 8,035 | $14.65 | to | $21.90 | $156,617 | 1.53% | 0.00% | to | 1.50% | 17.67% | to | 19.47% |
| 2016 | | 8,278 | $12.37 | to | $18.34 | $136,495 | 2.09% | 0.00% | to | 1.50% | 4.62% | to | 6.26% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution 2045 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 1 | | $24.49 | | $20 | 0.00% | | 0.35% | | | 15.63% | |
| 2019 | | 1 | | $21.18 | | $18 | 0.00% | | 0.35% | | | 23.21% | |
| 2018 | | 1 | $16.68 | to | $17.19 | $15 | 0.00% | 0.35% | to | 1.25% | -11.61% | to | -10.84% |
| 2017 | | 1 | $18.87 | to | $19.28 | $29 | 0.97% | 0.35% | to | 1.25% | 19.43% | to | 20.50% |
| 2016 | | 2 | $15.80 | to | $16.00 | $33 | 1.35% | 0.35% | to | 1.25% | 4.77% | to | 5.75% |
| **Voya Solution 2045 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 671 | $14.52 | to | $23.09 | $11,145 | 1.62% | 0.00% | to | 1.20% | 15.24% | to | 16.56% |
| 2019 | | 598 | $12.55 | to | $19.81 | $8,702 | 2.28% | 0.00% | to | 1.20% | 22.79% | to | 24.28% |
| 2018 | | 517 | $10.18 | to | $15.94 | $6,196 | 1.82% | 0.00% | to | 1.20% | -11.16% | to | -10.05% |
| 2017 | | 473 | $11.40 | to | $17.72 | $6,333 | 1.66% | 0.00% | to | 1.20% | 20.06% | to | 21.54% |
| 2016 | | 177 | $10.82 | to | $14.58 | $2,351 | 1.86% | 0.00% | to | 1.20% | 5.36% | to | 6.58% |
| **Voya Solution 2045 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2020 | | 162 | $24.08 | to | $28.21 | $4,330 | 1.26% | 0.10% | to | 1.55% | 14.34% | to | 26.03% |
| 2019 | | 219 | $21.06 | to | $24.31 | $5,014 | 1.49% | 0.10% | to | 1.55% | 21.80% | to | 23.44% |
| 2018 | | 278 | $17.29 | to | $19.85 | $5,179 | 1.34% | 0.00% | to | 1.55% | -11.74% | to | -10.34% |
| 2017 | | 274 | $19.59 | to | $22.14 | $5,732 | 1.18% | 0.00% | to | 1.55% | 19.16% | to | 20.98% |
| 2016 | | 446 | $16.44 | to | $18.30 | $7,798 | 1.53% | 0.00% | to | 1.55% | 4.65% | to | 6.27% |
| **Voya Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 5,167 | $12.94 | to | $29.50 | $126,807 | 1.55% | 0.00% | to | 1.50% | 14.54% | to | 16.29% |
| 2019 | | 5,299 | $11.16 | to | $25.37 | $113,924 | 1.98% | 0.00% | to | 1.50% | 22.06% | to | 23.93% |
| 2018 | | 5,356 | $13.13 | to | $20.48 | $94,948 | 1.44% | 0.00% | to | 1.50% | -11.56% | to | -10.19% |
| 2017 | | 5,993 | $14.75 | to | $22.81 | $122,145 | 1.07% | 0.00% | to | 1.50% | 19.44% | to | 21.27% |
| 2016 | | 6,073 | $12.28 | to | $18.81 | $102,771 | 1.64% | 0.00% | to | 1.50% | 4.85% | to | 6.39% |
| **Voya Solution 2055 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 345 | $14.53 | to | $28.46 | $6,151 | 1.47% | 0.00% | to | 1.20% | 14.99% | to | 16.40% |
| 2019 | | 257 | $12.58 | to | $24.45 | $4,029 | 1.81% | 0.00% | to | 1.20% | 23.32% | to | 24.74% |
| 2018 | | 179 | $10.16 | to | $19.60 | $2,280 | 1.76% | 0.00% | to | 1.20% | -11.40% | to | -10.30% |
| 2017 | | 144 | $11.41 | to | $21.85 | $2,039 | 1.41% | 0.00% | to | 1.20% | 20.46% | to | 21.93% |
| 2016 | | 85 | $10.85 | to | $17.92 | $1,073 | 1.15% | 0.00% | to | 1.20% | 5.44% | to | 6.73% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution 2055 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2020 | | 47 | $23.75 | to | $26.99 | $1,207 | 0.69% | 0.10% | to | 1.30% | 1.31% | to | 26.59% |
| 2019 | | 76 | $20.76 | to | $23.32 | $1,692 | 1.16% | 0.10% | to | 1.30% | 22.62% | to | 24.01% |
| 2018 | | 89 | $16.93 | to | $18.94 | $1,581 | 1.20% | 0.00% | to | 1.30% | -11.69% | to | -10.87% |
| 2017 | | 71 | $19.35 | to | $20.88 | $1,429 | 0.97% | 0.20% | to | 1.20% | 20.22% | to | 21.31% |
| 2016 | | 86 | $15.95 | to | $17.22 | $1,438 | 1.29% | 0.20% | to | 1.35% | 4.80% | to | 6.03% |
| **Voya Solution 2055 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 1,651 | $12.97 | to | $27.72 | $39,566 | 1.32% | 0.00% | to | 1.50% | 14.27% | to | 16.03% |
| 2019 | | 1,440 | $11.21 | to | $23.89 | $30,438 | 1.71% | 0.00% | to | 1.50% | 22.67% | to | 24.49% |
| 2018 | | 1,264 | $16.85 | to | $19.19 | $22,428 | 1.21% | 0.00% | to | 1.50% | -11.92% | to | -10.54% |
| 2017 | | 1,256 | $19.12 | to | $21.45 | $25,364 | 0.92% | 0.00% | to | 1.50% | 19.86% | to | 21.67% |
| 2016 | | 1,103 | $15.59 | to | $17.63 | $18,451 | 1.38% | 0.00% | to | 1.50% | 4.86% | to | 6.46% |
| **Voya Solution 2065 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | 8/12/2020 | 30 | $11.66 | to | $11.74 | $353 | (e) | 0.30% | to | 1.50% | | (e) | |
| 2019 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2018 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2017 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Voya Solution Balanced Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 372 | $16.85 | to | $19.74 | $6,601 | 1.97% | 0.25% | to | 1.50% | 11.22% | to | 44.88% |
| 2019 | | 365 | $15.15 | to | $17.42 | $5,786 | 2.23% | 0.30% | to | 1.50% | 17.72% | to | 19.15% |
| 2018 | | 377 | $12.87 | to | $14.62 | $5,049 | 1.83% | 0.30% | to | 1.50% | -8.07% | to | -7.00% |
| 2017 | | 436 | $14.00 | to | $15.80 | $6,414 | 1.43% | 0.25% | to | 1.50% | 12.99% | to | 14.49% |
| 2016 | | 374 | $12.39 | to | $13.80 | $4,837 | 2.32% | 0.25% | to | 1.50% | 4.73% | to | 6.07% |
| **Voya Solution Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 23 | | $19.65 | | $461 | 1.52% | | 0.35% | | | 11.21% | |
| 2019 | | 48 | | $17.67 | | $855 | 2.68% | | 0.35% | | | 12.48% | |
| 2018 | | 50 | | $15.71 | | $785 | 2.22% | | 0.35% | | | -3.56% | |
| 2017 | | 51 | | $16.29 | | $836 | 1.92% | | 0.35% | | | 8.67% | |
| 2016 | | 67 | | $14.99 | | $1,009 | 0.97% | | 0.35% | | | 3.88% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| | 2020 | 786 | $12.80 | to | $16.55 | $11,849 | 2.44% | 0.00% | to | 1.20% | 10.86% | to | 12.20% |
| | 2019 | 623 | $11.50 | to | $14.75 | $8,415 | 3.09% | 0.00% | to | 1.20% | 12.08% | to | 13.37% |
| | 2018 | 654 | $10.22 | to | $13.01 | $7,904 | 2.83% | 0.00% | to | 1.20% | -4.04% | to | -2.84% |
| | 2017 | 697 | $10.59 | to | $13.39 | $8,750 | 2.82% | 0.00% | to | 1.20% | 8.37% | to | 9.66% |
| | 2016 | 553 | $10.51 | to | $12.21 | $6,602 | 1.24% | 0.00% | to | 1.20% | 3.55% | to | 4.81% |
| **Voya Solution Income Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| | 2020 | 179 | $16.11 | to | $19.08 | $3,245 | 1.92% | 0.00% | to | 1.55% | 0.68% | to | 15.34% |
| | 2019 | 206 | $14.65 | to | $17.08 | $3,320 | 2.48% | 0.00% | to | 1.55% | 11.24% | to | 12.96% |
| | 2018 | 259 | $13.17 | to | $15.12 | $3,691 | 2.09% | 0.00% | to | 1.55% | -4.70% | to | -3.20% |
| | 2017 | 320 | $13.82 | to | $15.62 | $4,736 | 1.96% | 0.00% | to | 1.55% | 7.55% | to | 9.23% |
| | 2016 | 408 | $12.85 | to | $14.30 | $5,591 | 1.03% | 0.00% | to | 1.55% | 2.72% | to | 4.30% |
| **Voya Solution Income Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2020 | 2,084 | $11.76 | to | $21.98 | $37,924 | 2.34% | 0.00% | to | 1.50% | 2.99% | to | 11.97% |
| | 2019 | 2,341 | $10.54 | to | $19.63 | $38,441 | 2.77% | 0.00% | to | 1.50% | 11.39% | to | 13.14% |
| | 2018 | 2,857 | $13.44 | to | $17.35 | $43,388 | 2.37% | 0.00% | to | 1.50% | -4.50% | to | -3.03% |
| | 2017 | 3,498 | $13.99 | to | $17.90 | $55,737 | 2.17% | 0.00% | to | 1.50% | 7.64% | to | 9.29% |
| | 2016 | 4,322 | $12.91 | to | $16.38 | $63,458 | 1.09% | 0.00% | to | 1.50% | 2.92% | to | 4.47% |
| **Voya Solution Moderately Conservative Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2020 | 502 | $15.62 | to | $18.29 | $8,319 | 2.19% | 0.25% | to | 1.50% | 9.69% | to | 10.99% |
| | 2019 | 509 | $14.24 | to | $16.38 | $7,654 | 1.97% | 0.30% | to | 1.50% | 13.20% | to | 14.63% |
| | 2018 | 467 | $12.58 | to | $14.37 | $6,159 | 2.02% | 0.25% | to | 1.50% | -5.63% | to | -4.45% |
| | 2017 | 529 | $13.33 | to | $15.04 | $7,396 | 2.24% | 0.25% | to | 1.50% | 8.64% | to | 10.02% |
| | 2016 | 501 | $12.27 | to | $13.67 | $6,427 | 2.58% | 0.25% | to | 1.50% | 4.25% | to | 5.56% |
| **VY® American Century Small-Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2020 | 1 | $33.31 | | | $35 | 0.00% | 0.35% | | | 3.00% | | |
| | 2019 | 2 | $32.34 | | | $51 | 0.00% | 0.35% | | | 29.72% | | |
| | 2018 | 2 | $24.93 | | | $39 | 1.79% | 0.35% | | | -14.80% | | |
| | 2017 | 3 | $29.26 | | | $73 | 0.89% | 0.35% | | | 10.50% | | |
| | 2016 | 3 | $26.48 | | | $75 | 1.35% | 0.35% | | | 23.28% | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® American Century Small-Mid Cap Value Portfolio - Initial Class** | | | | | | | | | | | | | |
| | 2020 | 1,164 | $12.21 | to | $30.99 | $33,478 | 1.45% | 0.00% | to | 1.40% | 2.41% | to | 3.85% |
| | 2019 | 1,239 | $11.87 | to | $29.84 | $34,644 | 1.44% | 0.00% | to | 1.40% | 29.12% | to | 30.93% |
| | 2018 | 1,535 | $9.15 | to | $22.79 | $33,150 | 1.30% | 0.00% | to | 1.40% | -15.34% | to | -14.13% |
| | 2017 | 1,550 | $10.76 | to | $26.54 | $39,257 | 1.29% | 0.00% | to | 1.40% | 9.92% | to | 11.42% |
| | 2016 | 1,436 | $17.78 | to | $23.82 | $32,821 | 1.52% | 0.00% | to | 1.40% | 22.65% | to | 24.39% |
| **VY® American Century Small-Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2020 | 2,200 | $11.62 | to | $51.47 | $62,126 | 1.22% | 0.00% | to | 1.50% | 1.99% | to | 40.10% |
| | 2019 | 2,472 | $11.26 | to | $49.72 | $67,826 | 1.22% | 0.00% | to | 1.50% | 28.73% | to | 30.67% |
| | 2018 | 1,924 | $20.50 | to | $38.05 | $57,494 | 1.06% | 0.00% | to | 1.50% | -15.64% | to | -14.34% |
| | 2017 | 2,082 | $24.15 | to | $44.42 | $73,631 | 1.08% | 0.00% | to | 1.50% | 9.48% | to | 11.11% |
| | 2016 | 2,114 | $21.93 | to | $39.98 | $68,126 | 1.25% | 0.00% | to | 1.50% | 22.22% | to | 24.08% |
| **VY® Baron Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2020 | 8 | $47.44 | | | $377 | 0.00% | 0.35% | | | 32.40% | | |
| | 2019 | 10 | $35.83 | | | $351 | 0.00% | 0.35% | | | 37.75% | | |
| | 2018 | 11 | $26.01 | | | $277 | 0.00% | 0.35% | | | -2.47% | | |
| | 2017 | 15 | $26.67 | | | $393 | 0.60% | 0.35% | | | 27.42% | | |
| | 2016 | 15 | $20.93 | | | $315 | 0.00% | 0.35% | | | 4.70% | | |
| **VY® Baron Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2020 | 3,550 | $14.80 | to | $81.22 | $183,870 | 0.00% | 0.00% | to | 1.50% | 27.93% | to | 100.55% |
| | 2019 | 3,965 | $11.14 | to | $60.95 | $156,083 | 0.00% | 0.00% | to | 1.50% | 36.46% | to | 38.55% |
| | 2018 | 3,388 | $13.26 | to | $44.00 | $122,163 | 0.00% | 0.00% | to | 1.50% | -3.36% | to | -1.90% |
| | 2017 | 3,498 | $13.69 | to | $44.85 | $130,478 | 0.74% | 0.00% | to | 1.50% | 26.29% | to | 28.22% |
| | 2016 | 4,507 | $10.81 | to | $34.98 | $123,986 | 0.00% | 0.00% | to | 1.50% | 3.77% | to | 5.33% |
| **VY® Columbia Contrarian Core Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2020 | 277 | $25.59 | to | $66.02 | $14,233 | 0.00% | 0.00% | to | 1.50% | 19.63% | to | 31.34% |
| | 2019 | 307 | $21.26 | to | $54.36 | $13,169 | 1.82% | 0.00% | to | 1.50% | 31.09% | to | 33.07% |
| | 2018 | 345 | $16.12 | to | $40.85 | $11,187 | 0.91% | 0.00% | to | 1.50% | -10.36% | to | -9.00% |
| | 2017 | 401 | $17.88 | to | $44.89 | $14,546 | 0.98% | 0.00% | to | 1.50% | 19.78% | to | 21.60% |
| | 2016 | 453 | $14.84 | to | $36.92 | $13,696 | 3.34% | 0.00% | to | 1.50% | 6.79% | to | 8.43% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Columbia Small Cap Value II Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2020 | 7 | | $21.18 | | $153 | 0.00% | | 0.35% | | | 8.89% | |
| | 2019 | 7 | | $19.45 | | $145 | 0.00% | | 0.35% | | | 19.47% | |
| | 2018 | 8 | | $16.28 | | $125 | 0.00% | | 0.35% | | | -18.27% | |
| | 2017 | 8 | | $19.92 | | $167 | 0.16% | | 0.35% | | | 10.30% | |
| | 2016 | 9 | | $18.06 | | $159 | 0.04% | | 0.35% | | | 22.94% | |
| **VY® Columbia Small Cap Value II Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2020 | 283 | $20.21 | to | $24.29 | $6,279 | 0.56% | 0.25% | to | 1.50% | 7.90% | to | 27.11% |
| | 2019 | 283 | $18.73 | to | $22.08 | $5,775 | 0.34% | 0.30% | to | 1.50% | 18.39% | to | 19.87% |
| | 2018 | 321 | $15.82 | to | $18.56 | $5,486 | 0.27% | 0.25% | to | 1.50% | -19.00% | to | -17.98% |
| | 2017 | 334 | $19.53 | to | $22.63 | $7,003 | 0.28% | 0.25% | to | 1.50% | 9.29% | to | 10.66% |
| | 2016 | 373 | $17.78 | to | $20.64 | $7,084 | 0.26% | 0.15% | to | 1.50% | 21.90% | to | 23.34% |
| **VY® Invesco Comstock Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2020 | 10 | | $24.63 | | $238 | 1.61% | | 0.35% | | | -1.08% | |
| | 2019 | 10 | | $24.90 | | $260 | 2.05% | | 0.35% | | | 24.44% | |
| | 2018 | 11 | | $20.01 | | $228 | 0.90% | | 0.35% | | | -12.89% | |
| | 2017 | 19 | | $22.97 | | $438 | 0.97% | | 0.35% | | | 16.90% | |
| | 2016 | 21 | | $19.65 | | $408 | 2.11% | | 0.35% | | | 17.10% | |
| **VY® Invesco Comstock Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2020 | 2,018 | $11.23 | to | $33.39 | $53,452 | 1.87% | 0.00% | to | 1.95% | -2.39% | to | 70.99% |
| | 2019 | 2,230 | $11.32 | to | $33.58 | $60,153 | 2.39% | 0.00% | to | 1.95% | 22.76% | to | 25.26% |
| | 2018 | 2,329 | $15.99 | to | $26.84 | $54,176 | 1.35% | 0.00% | to | 1.95% | -14.10% | to | -12.38% |
| | 2017 | 2,571 | $18.42 | to | $30.79 | $68,978 | 1.16% | 0.00% | to | 1.95% | 15.37% | to | 17.67% |
| | 2016 | 2,810 | $15.79 | to | $26.47 | $64,533 | 2.36% | 0.00% | to | 1.95% | 15.44% | to | 17.83% |
| **VY® Invesco Equity and Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2020 | 63 | | $25.13 | | $1,591 | 1.30% | | 0.35% | | | 9.02% | |
| | 2019 | 65 | | $23.05 | | $1,487 | 1.62% | | 0.35% | | | 19.06% | |
| | 2018 | 70 | | $19.36 | | $1,346 | 1.51% | | 0.35% | | | -10.20% | |
| | 2017 | 72 | | $21.56 | | $1,561 | 1.28% | | 0.35% | | | 9.94% | |
| | 2016 | 81 | | $19.61 | | $1,585 | 1.55% | | 0.35% | | | 14.28% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Invesco Equity and Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 11,219 | $11.96 | to | $30.28 | $276,337 | 1.72% | 0.00% | to | 1.95% | 7.81% | to | 9.99% |
| 2019 | | 12,440 | $10.91 | to | $27.53 | $281,505 | 2.08% | 0.00% | to | 1.95% | 17.77% | to | 20.11% |
| 2018 | | 13,640 | $11.22 | to | $23.79 | $259,611 | 1.98% | 0.00% | to | 1.95% | -11.21% | to | -9.44% |
| 2017 | | 15,337 | $12.49 | to | $26.27 | $326,650 | 2.18% | 0.00% | to | 1.95% | 8.71% | to | 10.91% |
| 2016 | | 16,739 | $11.35 | to | $23.69 | $320,439 | 1.99% | 0.00% | to | 1.95% | 13.03% | to | 15.28% |
| **VY® Invesco Equity and Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 46 | $14.56 | to | $81.51 | $1,000 | 1.46% | 0.00% | to | 1.15% | 8.41% | to | 9.63% |
| 2019 | | 55 | $13.43 | to | $77.81 | $1,061 | 1.70% | 0.00% | to | 1.15% | 18.43% | to | 19.82% |
| 2018 | | 75 | $11.34 | to | $65.44 | $1,169 | 1.63% | 0.00% | to | 1.15% | -10.71% | to | -9.67% |
| 2017 | | 98 | $12.70 | to | $72.99 | $1,649 | 1.60% | 0.00% | to | 1.15% | 9.51% | to | 10.61% |
| 2016 | | 115 | $11.58 | to | $66.49 | $1,687 | 1.84% | 0.00% | to | 1.25% | 13.53% | to | 14.99% |
| **VY® Invesco Oppenheimer Global Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 8 | | $33.97 | | $286 | 0.72% | | 0.35% | | | 26.75% | |
| 2019 | | 10 | | $26.80 | | $266 | 0.00% | | 0.35% | | | 30.60% | |
| 2018 | | 11 | | $20.52 | | $219 | 1.49% | | 0.35% | | | -13.89% | |
| 2017 | | 19 | | $23.83 | | $453 | 0.74% | | 0.35% | | | 35.32% | |
| 2016 | | 21 | | $17.61 | | $373 | 0.75% | | 0.35% | | | -0.62% | |
| **VY® Invesco Oppenheimer Global Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 18,835 | $14.58 | to | $43.94 | $681,765 | 1.04% | 0.00% | to | 1.80% | 19.68% | to | 84.17% |
| 2019 | | 21,035 | $11.45 | to | $33.95 | $603,394 | 0.50% | 0.00% | to | 1.80% | 29.47% | to | 31.81% |
| 2018 | | 22,797 | $15.32 | to | $26.86 | $512,694 | 1.64% | 0.00% | to | 1.80% | -14.76% | to | -13.20% |
| 2017 | | 24,766 | $17.81 | to | $30.95 | $649,773 | 1.10% | 0.00% | to | 1.80% | 34.07% | to | 36.54% |
| 2016 | | 26,549 | $13.17 | to | $22.67 | $512,098 | 1.18% | 0.00% | to | 1.80% | -1.57% | to | 0.23% |
| **VY® Invesco Oppenheimer Global Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 53 | $40.44 | to | $42.37 | $2,249 | 0.85% | 1.00% | to | 1.25% | 25.86% | to | 26.14% |
| 2019 | | 52 | $32.13 | to | $33.59 | $1,758 | 0.19% | 1.00% | to | 1.25% | 29.82% | to | 30.14% |
| 2018 | | 53 | $24.75 | to | $25.81 | $1,362 | 1.39% | 1.00% | to | 1.25% | -14.48% | to | -14.25% |
| 2017 | | 55 | $28.94 | to | $30.10 | $1,667 | 0.94% | 1.00% | to | 1.25% | 34.42% | to | 34.80% |
| 2016 | | 49 | $21.53 | to | $22.33 | $1,103 | 0.93% | 1.00% | to | 1.25% | -1.24% | to | -1.02% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 7 | | $30.19 | | $202 | 0.85% | | 0.35% | | | -0.26% | |
| 2019 | | 9 | | $30.27 | | $270 | 0.78% | | 0.35% | | | 25.34% | |
| 2018 | | 10 | | $24.15 | | $244 | 1.01% | | 0.35% | | | -12.66% | |
| 2017 | | 13 | | $27.65 | | $351 | 0.37% | | 0.35% | | | 13.00% | |
| 2016 | | 14 | | $24.47 | | $344 | 0.46% | | 0.35% | | | 14.03% | |
| **VY® JPMorgan Mid Cap Value Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 937 | $11.88 | to | $20.48 | $18,652 | 1.17% | 0.75% | to | 0.95% | -0.42% | to | -0.19% |
| 2019 | | 1,062 | $11.93 | to | $20.52 | $21,263 | 1.20% | 0.75% | to | 0.95% | 25.32% | to | 25.50% |
| 2018 | | 1,206 | $9.52 | to | $16.35 | $19,362 | 1.40% | 0.75% | to | 0.95% | -12.82% | to | -12.61% |
| 2017 | | 1,300 | $10.92 | to | $18.71 | $24,121 | 1.24% | 0.75% | to | 0.95% | | 13.12% | |
| 2016 | | 510 | | $16.54 | | $8,433 | 0.95% | | 0.85% | | | 13.99% | |
| **VY® JPMorgan Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 1,269 | $23.53 | to | $50.42 | $52,345 | 0.97% | 0.00% | to | 1.50% | -1.22% | to | 0.28% |
| 2019 | | 1,443 | $23.68 | to | $50.28 | $60,015 | 0.95% | 0.00% | to | 1.50% | 24.34% | to | 26.20% |
| 2018 | | 1,639 | $18.93 | to | $39.84 | $54,651 | 1.12% | 0.00% | to | 1.50% | -13.50% | to | -12.18% |
| 2017 | | 1,852 | $21.75 | to | $45.37 | $70,926 | 0.60% | 0.00% | to | 1.50% | 12.03% | to | 13.73% |
| 2016 | | 1,997 | $19.30 | to | $39.90 | $67,799 | 0.67% | 0.00% | to | 1.50% | 12.99% | to | 14.70% |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 9 | | $49.27 | | $454 | 0.00% | | 0.35% | | | 30.79% | |
| 2019 | | 10 | | $37.67 | | $388 | 0.29% | | 0.35% | | | 36.09% | |
| 2018 | | 11 | | $27.68 | | $292 | 0.00% | | 0.35% | | | -4.12% | |
| 2017 | | 11 | | $28.87 | | $331 | 0.25% | | 0.35% | | | 23.69% | |
| 2016 | | 14 | | $23.34 | | $319 | 0.02% | | 0.35% | | | 6.58% | |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 12,071 | $14.70 | to | $62.13 | $610,289 | 0.09% | 0.00% | to | 1.50% | 22.49% | to | 31.85% |
| 2019 | | 13,267 | $11.19 | to | $47.13 | $515,075 | 0.30% | 0.00% | to | 1.50% | 35.15% | to | 37.21% |
| 2018 | | 13,886 | $21.35 | to | $34.35 | $403,457 | 0.19% | 0.00% | to | 1.50% | -4.67% | to | -3.21% |
| 2017 | | 15,001 | $22.26 | to | $35.50 | $456,024 | 0.63% | 0.00% | to | 1.50% | 22.95% | to | 24.82% |
| 2016 | | 15,939 | $18.00 | to | $28.44 | $389,971 | 0.31% | 0.00% | to | 1.50% | 5.84% | to | 7.44% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 35 | $35.36 | to | $56.00 | $1,388 | 0.08% | 0.25% | to | 1.25% | 8.35% | to | 31.09% |
| 2019 | | 41 | $27.25 | to | $42.72 | $1,259 | 0.24% | 0.25% | to | 1.25% | 35.24% | to | 36.53% |
| 2018 | | 49 | $20.15 | to | $31.29 | $1,206 | 0.00% | 0.25% | to | 1.25% | -4.68% | to | -3.66% |
| 2017 | | 53 | $21.14 | to | $32.48 | $1,378 | 0.44% | 0.25% | to | 1.25% | 22.91% | to | 24.11% |
| 2016 | | 50 | $17.20 | to | $26.17 | $1,069 | 0.09% | 0.25% | to | 1.25% | 5.91% | to | 6.82% |
| **VY® T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2020 | | 25 | | $51.42 | | $1,262 | 0.00% | | 0.35% | | | 35.53% | |
| 2019 | | 28 | | $37.94 | | $1,070 | 0.00% | | 0.35% | | | 29.71% | |
| 2018 | | 32 | | $29.25 | | $928 | 0.00% | | 0.35% | | | -1.91% | |
| 2017 | | 56 | | $29.82 | | $1,656 | 0.00% | | 0.35% | | | 32.42% | |
| 2016 | | 50 | | $22.52 | | $1,119 | 0.00% | | 0.35% | | | 0.67% | |
| **VY® T. Rowe Price Growth Equity Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2020 | | 9,759 | $15.55 | to | $124.05 | $713,552 | 0.00% | 0.00% | to | 1.50% | 29.53% | to | 36.70% |
| 2019 | | 10,261 | $11.41 | to | $91.45 | $556,786 | 0.20% | 0.00% | to | 1.50% | 28.88% | to | 30.84% |
| 2018 | | 8,845 | $22.50 | to | $72.09 | $449,287 | 0.25% | 0.00% | to | 1.50% | -2.60% | to | -1.08% |
| 2017 | | 9,153 | $23.10 | to | $72.88 | $469,719 | 0.05% | 0.00% | to | 1.50% | 31.59% | to | 33.60% |
| 2016 | | 9,257 | $17.55 | to | $54.56 | $359,212 | 0.00% | 0.00% | to | 1.50% | 0.00% | to | 1.51% |
| **VY® T. Rowe Price Growth Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2020 | | 59 | $48.11 | to | $62.52 | $3,493 | 0.00% | 0.00% | to | 1.55% | 18.03% | to | 36.36% |
| 2019 | | 75 | $36.40 | to | $45.85 | $3,244 | 0.00% | 0.00% | to | 1.45% | 28.58% | to | 30.48% |
| 2018 | | 102 | $28.31 | to | $35.14 | $3,407 | 0.05% | 0.00% | to | 1.45% | -2.75% | to | -1.32% |
| 2017 | | 118 | $29.11 | to | $35.61 | $3,994 | 0.00% | 0.00% | to | 1.45% | 31.30% | to | 33.22% |
| 2016 | | 139 | $22.17 | to | $26.75 | $3,555 | 0.00% | 0.00% | to | 1.45% | -0.18% | to | 1.25% |
| **Voya Corporate Leaders 100 Fund - Class I** | | | | | | | | | | | | | |
| 2020 | | 579 | $14.69 | to | $17.11 | $9,533 | 2.11% | 0.25% | to | 1.50% | 10.24% | to | 26.09% |
| 2019 | | 531 | $13.25 | to | $15.30 | $7,835 | 2.12% | 0.30% | to | 1.50% | 26.62% | to | 28.25% |
| 2018 | | 539 | $10.40 | to | $11.95 | $6,239 | 2.21% | 0.25% | to | 1.50% | -8.13% | to | -7.00% |
| 2017 | | 468 | $11.26 | to | $12.85 | $5,878 | 2.18% | 0.25% | to | 1.50% | 17.60% | to | 19.09% |
| 2016 | | 330 | $10.57 | to | $10.79 | $3,517 | 2.48% | 0.25% | to | 1.50% | 10.10% | to | 11.47% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Strategic Allocation Conservative Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 1,114 | $17.41 | to | $35.67 | $33,734 | 2.37% | 0.00% | to | 1.50% | 8.79% | to | 10.45% |
| 2019 | | 1,105 | $15.90 | to | $32.43 | $30,351 | 2.72% | 0.00% | to | 1.50% | 13.11% | to | 14.84% |
| 2018 | | 1,103 | $13.98 | to | $32.37 | $26,327 | 2.75% | 0.00% | to | 1.50% | -5.49% | to | -4.02% |
| 2017 | | 1,151 | $14.69 | to | $33.73 | $28,660 | 2.48% | 0.00% | to | 1.50% | 8.87% | to | 10.54% |
| 2016 | | 1,361 | $13.41 | to | $30.51 | $31,090 | 2.97% | 0.00% | to | 1.50% | 4.11% | to | 5.68% |
| **Voya Strategic Allocation Growth Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 2,300 | $18.76 | to | $46.11 | $78,267 | 1.90% | 0.00% | to | 1.95% | 12.15% | to | 14.40% |
| 2019 | | 2,388 | $16.54 | to | $40.49 | $71,733 | 2.64% | 0.00% | to | 1.95% | 20.43% | to | 22.86% |
| 2018 | | 2,476 | $13.59 | to | $35.34 | $60,918 | 2.13% | 0.00% | to | 1.95% | -10.09% | to | -8.32% |
| 2017 | | 2,690 | $14.96 | to | $38.55 | $72,444 | 1.73% | 0.00% | to | 1.95% | 15.60% | to | 17.92% |
| 2016 | | 3,025 | $12.80 | to | $32.70 | $69,555 | 2.66% | 0.00% | to | 1.95% | 4.81% | to | 6.93% |
| **Voya Strategic Allocation Moderate Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 2,029 | $18.22 | to | $41.89 | $63,521 | 2.16% | 0.00% | to | 1.50% | 8.95% | to | 12.77% |
| 2019 | | 2,163 | $16.31 | to | $37.33 | $60,494 | 2.83% | 0.00% | to | 1.50% | 17.49% | to | 19.27% |
| 2018 | | 2,310 | $13.80 | to | $33.56 | $54,755 | 2.42% | 0.00% | to | 1.50% | -7.49% | to | -6.05% |
| 2017 | | 2,560 | $14.82 | to | $35.72 | $64,749 | 1.97% | 0.00% | to | 1.50% | 12.79% | to | 14.53% |
| 2016 | | 2,828 | $13.06 | to | $31.20 | $62,777 | 2.66% | 0.00% | to | 1.50% | 5.02% | to | 6.68% |
| **Voya Growth and Income Portfolio - Class A** | | | | | | | | | | | | | |
| 2020 | | 56 | | $28.27 | | $1,587 | 0.90% | | 0.35% | | | 16.34% | |
| 2019 | | 63 | | $24.30 | | $1,537 | 1.28% | | 0.35% | | | 27.83% | |
| 2018 | | 67 | | $19.01 | | $1,271 | 1.39% | | 0.35% | | | -5.19% | |
| 2017 | | 73 | | $20.05 | | $1,456 | 1.38% | | 0.35% | | | 19.35% | |
| 2016 | | 78 | | $16.80 | | $1,308 | 1.48% | | 0.35% | | | 8.88% | |
| **Voya Growth and Income Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 19,715 | $13.23 | to | $892.37 | $1,261,656 | 1.27% | 0.00% | to | 1.95% | 14.94% | to | 25.35% |
| 2019 | | 21,954 | $11.32 | to | $768.20 | $1,215,091 | 1.65% | 0.00% | to | 1.95% | 26.38% | to | 28.90% |
| 2018 | | 24,740 | $17.26 | to | $601.68 | $1,069,882 | 1.82% | 0.00% | to | 1.95% | -6.30% | to | -4.45% |
| 2017 | | 27,824 | $18.23 | to | $635.67 | $1,266,962 | 1.81% | 0.00% | to | 1.95% | 17.98% | to | 20.37% |
| 2016 | | 30,717 | $15.28 | to | $533.22 | $1,180,483 | 1.95% | 0.00% | to | 1.95% | 7.66% | to | 9.77% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Growth and Income Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | 10 | $26.66 | to | $41.49 | $298 | 1.12% | 0.40% | to | 1.35% | 15.34% | to | 25.27% |
| 2019 | | 9 | $23.03 | to | $35.44 | $236 | 1.41% | 0.45% | to | 1.35% | 26.82% | to | 27.99% |
| 2018 | | 9 | $18.10 | to | $27.69 | $190 | 1.10% | 0.45% | to | 1.35% | -5.96% | to | -5.11% |
| 2017 | | 14 | $19.18 | to | $29.18 | $355 | 1.56% | 0.10% | to | 1.35% | 18.66% | to | 19.94% |
| 2016 | | 16 | $16.13 | to | $24.41 | $335 | 1.86% | 0.10% | to | 1.45% | 8.11% | to | 9.35% |
| **Voya Global High Dividend Low Volatility Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 5,984 | $10.82 | to | $13.64 | $75,550 | 2.29% | 0.00% | to | 1.55% | -2.80% | to | 16.67% |
| 2019 | | 6,754 | $10.95 | to | $13.75 | $86,802 | 2.82% | 0.00% | to | 1.55% | 19.83% | to | 21.68% |
| 2018 | | 6,855 | $10.61 | to | $11.30 | $74,924 | 5.37% | 0.00% | to | 1.55% | -10.31% | to | -8.87% |
| 2017 | | 7,484 | $11.83 | to | $12.43 | $90,478 | 2.27% | 0.00% | to | 1.55% | 21.83% | to | 23.75% |
| 2016 | | 8,952 | $9.71 | to | $10.05 | $88,186 | 2.79% | 0.00% | to | 1.55% | 4.40% | to | 6.03% |
| **Voya Global High Dividend Low Volatility Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | 785 | $12.91 | to | $13.59 | $10,150 | 2.02% | 0.35% | to | 1.20% | -2.27% | to | -1.45% |
| 2019 | | 877 | $13.21 | to | $13.79 | $11,598 | 2.60% | 0.35% | to | 1.20% | 19.98% | to | 20.96% |
| 2018 | | 965 | $10.99 | to | $11.56 | $10,636 | 4.58% | 0.00% | to | 1.25% | -10.21% | to | -9.12% |
| 2017 | | 1,049 | $12.24 | to | $12.72 | $12,878 | 2.08% | 0.00% | to | 1.25% | 21.91% | to | 23.50% |
| 2016 | | 1,119 | $10.04 | to | $10.30 | $11,258 | 2.53% | 0.00% | to | 1.25% | 4.47% | to | 5.75% |
| **Voya Index Plus LargeCap Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 7,540 | $13.18 | to | $69.47 | $405,124 | 1.48% | 0.00% | to | 1.95% | 1.57% | to | 15.94% |
| 2019 | | 8,283 | $11.41 | to | $60.18 | $386,977 | 1.55% | 0.00% | to | 1.95% | 27.51% | to | 30.03% |
| 2018 | | 9,223 | $16.17 | to | $48.43 | $334,558 | 1.53% | 0.00% | to | 1.95% | -8.64% | to | -6.80% |
| 2017 | | 9,566 | $17.62 | to | $51.97 | $377,022 | 1.58% | 0.00% | to | 1.95% | 22.20% | to | 24.64% |
| 2016 | | 10,427 | $14.35 | to | $41.70 | $332,137 | 1.66% | 0.00% | to | 1.95% | 8.14% | to | 10.29% |
| **Voya Index Plus LargeCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | 4 | $33.37 | | | $130 | 1.78% | 0.35% | | | 15.23% | | |
| 2019 | | 7 | $28.96 | | | $207 | 1.55% | 0.35% | | | 29.29% | | |
| 2018 | | 8 | $22.40 | | | $181 | 1.05% | 0.35% | | | -7.36% | | |
| 2017 | | 8 | $24.18 | | | $201 | 0.88% | 0.35% | | | 23.87% | | |
| 2016 | | 15 | $19.52 | | | $298 | 1.44% | 0.35% | | | 9.60% | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Voya Index Plus MidCap Portfolio - Class I | | | | | | | | | | | | | |
| 2020 | | 6,390 | $12.07 | to | $71.61 | $298,527 | 1.26% | 0.00% | to | 1.95% | 6.15% | to | 8.25% |
| 2019 | | 7,153 | $11.18 | to | $66.15 | $310,525 | 1.35% | 0.00% | to | 1.95% | 24.66% | to | 27.09% |
| 2018 | | 6,970 | $17.16 | to | $52.05 | $271,771 | 1.11% | 0.00% | to | 1.95% | -16.01% | to | -14.32% |
| 2017 | | 7,743 | $20.22 | to | $60.77 | $357,140 | 1.28% | 0.00% | to | 1.95% | 11.36% | to | 13.57% |
| 2016 | | 8,805 | $17.96 | to | $53.51 | $361,836 | 0.99% | 0.00% | to | 1.95% | 15.87% | to | 18.18% |
| Voya Index Plus MidCap Portfolio - Class S | | | | | | | | | | | | | |
| 2020 | | 1 | | $29.00 | | $43 | 1.96% | | 0.35% | | | 7.61% | |
| 2019 | | 2 | | $26.95 | | $59 | 1.69% | | 0.35% | | | 26.29% | |
| 2018 | | 3 | | $21.34 | | $59 | 1.54% | | 0.35% | | | -14.84% | |
| 2017 | | 3 | | $25.06 | | $71 | 0.84% | | 0.35% | | | 12.93% | |
| 2016 | | 13 | | $22.19 | | $282 | 0.88% | | 0.35% | | | 17.41% | |
| Voya Index Plus SmallCap Portfolio - Class I | | | | | | | | | | | | | |
| 2020 | | 3,284 | $21.83 | to | $49.70 | $126,192 | 0.99% | 0.00% | to | 1.95% | -0.43% | to | 32.65% |
| 2019 | | 3,608 | $20.90 | to | $47.16 | $132,714 | 1.04% | 0.00% | to | 1.95% | 19.46% | to | 21.85% |
| 2018 | | 4,022 | $17.32 | to | $38.72 | $122,776 | 0.96% | 0.00% | to | 1.95% | -14.10% | to | -12.38% |
| 2017 | | 4,378 | $19.95 | to | $44.20 | $154,397 | 0.86% | 0.00% | to | 1.95% | 7.83% | to | 9.92% |
| 2016 | | 5,041 | $18.31 | to | $40.21 | $163,309 | 0.81% | 0.00% | to | 1.95% | 24.85% | to | 27.36% |
| Voya Index Plus SmallCap Portfolio - Class S | | | | | | | | | | | | | |
| 2020 | | 6 | | $25.70 | | $146 | 0.64% | | 0.35% | | | 4.73% | |
| 2019 | | 7 | | $24.54 | | $165 | 0.63% | | 0.35% | | | 21.13% | |
| 2018 | | 8 | | $20.26 | | $155 | 0.57% | | 0.35% | | | -12.94% | |
| 2017 | | 8 | | $23.27 | | $193 | 0.50% | | 0.35% | | | 9.25% | |
| 2016 | | 13 | | $21.30 | | $275 | 0.61% | | 0.35% | | | 26.56% | |
| Voya International Index Portfolio - Class I | | | | | | | | | | | | | |
| 2020 | | 3,509 | $11.22 | to | $21.93 | $45,069 | 2.48% | 0.00% | to | 1.65% | 6.11% | to | 8.28% |
| 2019 | | 3,662 | $10.57 | to | $20.52 | $43,908 | 3.01% | 0.00% | to | 1.65% | 19.44% | to | 21.42% |
| 2018 | | 3,694 | $8.85 | to | $17.06 | $37,196 | 2.96% | 0.00% | to | 1.65% | -15.15% | to | -13.74% |
| 2017 | | 3,510 | $10.43 | to | $19.96 | $41,414 | 2.37% | 0.00% | to | 1.65% | 22.85% | to | 24.92% |
| 2016 | | 3,133 | $8.49 | to | $16.14 | $29,891 | 3.03% | 0.00% | to | 1.65% | -0.82% | to | 0.82% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya International Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | — | | $21.71 | | $11 | 0.00% | | 0.35% | | | 7.26% | |
| 2019 | | — | | $20.24 | | $9 | 0.00% | | 0.35% | | | 20.62% | |
| 2018 | | — | | $16.78 | | $7 | 0.00% | | 0.35% | | | -14.17% | |
| 2017 | | 1 | | $19.55 | | $10 | 2.40% | | 0.35% | | | 24.05% | |
| 2016 | | — | | $15.76 | | $7 | 2.76% | | 0.35% | | | 0.19% | |
| **Voya Russell™ Large Cap Growth Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 2,233 | $59.78 | to | $71.19 | $140,664 | 0.54% | 0.00% | to | 1.50% | 25.39% | to | 60.74% |
| 2019 | | 2,107 | $43.83 | to | $51.41 | $97,199 | 0.91% | 0.00% | to | 1.50% | 33.83% | to | 35.83% |
| 2018 | | 1,942 | $32.75 | to | $37.85 | $66,554 | 1.11% | 0.00% | to | 1.50% | -2.44% | to | -0.97% |
| 2017 | | 1,801 | $33.57 | to | $38.22 | $63,047 | 1.12% | 0.00% | to | 1.50% | 29.31% | to | 31.25% |
| 2016 | | 1,518 | $25.96 | to | $29.12 | $40,899 | 1.20% | 0.00% | to | 1.50% | 4.97% | to | 6.59% |
| **Voya Russell™ Large Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | 55 | $59.12 | to | $66.81 | $3,572 | 0.48% | 0.00% | to | 1.35% | 32.44% | to | 38.11% |
| 2019 | | 57 | $43.38 | to | $48.52 | $2,678 | 0.69% | 0.00% | to | 1.35% | 33.64% | to | 35.49% |
| 2018 | | 48 | $32.46 | to | $36.27 | $1,671 | 0.89% | 0.00% | to | 1.35% | -2.55% | to | -1.22% |
| 2017 | | 41 | $33.30 | to | $37.43 | $1,474 | 0.92% | 0.00% | to | 1.35% | 29.37% | to | 30.93% |
| 2016 | | 43 | $26.08 | to | $28.59 | $1,182 | 1.07% | 0.00% | to | 1.20% | 5.03% | to | 6.32% |
| **Voya Russell™ Large Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 7,183 | $28.87 | to | $35.15 | $229,256 | 1.38% | 0.00% | to | 1.60% | 3.92% | to | 21.84% |
| 2019 | | 6,740 | $24.07 | to | $28.85 | $177,976 | 1.61% | 0.00% | to | 1.60% | 29.27% | to | 31.38% |
| 2018 | | 6,414 | $18.62 | to | $21.96 | $130,188 | 1.65% | 0.00% | to | 1.60% | -5.00% | to | -3.47% |
| 2017 | | 5,837 | $19.60 | to | $22.75 | $123,610 | 1.60% | 0.00% | to | 1.60% | 20.62% | to | 22.57% |
| 2016 | | 5,397 | $16.11 | to | $18.56 | $93,725 | 1.75% | 0.00% | to | 1.70% | 9.07% | to | 10.94% |
| **Voya Russell™ Large Cap Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | 11 | | $47.53 | | $540 | 1.17% | | 0.95% | | | 20.42% | |
| 2019 | | 12 | | $39.47 | | $489 | 1.54% | | 0.95% | | | 29.71% | |
| 2018 | | 14 | | $30.43 | | $423 | 1.39% | | 0.95% | | | -4.58% | |
| 2017 | | 14 | | $31.89 | | $441 | 1.38% | | 0.95% | | | 21.12% | |
| 2016 | | 15 | | $26.33 | | $400 | 1.61% | | 0.95% | | | 9.66% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Russell™ Large Cap Value Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 16 | $30.19 | to | $30.54 | $493 | 0.97% | 1.15% | to | 1.25% | 0.23% | to | 0.33% |
| 2019 | | 18 | $30.12 | to | $30.44 | $536 | 2.38% | 1.15% | to | 1.25% | 24.36% | to | 24.45% |
| 2018 | | 23 | $24.22 | to | $24.46 | $558 | 2.28% | 1.15% | to | 1.25% | -7.80% | to | -7.70% |
| 2017 | | 25 | $26.27 | to | $26.84 | $672 | 2.20% | 1.00% | to | 1.25% | 12.07% | to | 12.19% |
| 2016 | | 21 | $23.44 | to | $23.62 | $490 | 1.62% | 1.15% | to | 1.25% | 14.17% | to | 14.33% |
| **Voya Russell™ Large Cap Value Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | 656 | $28.46 | to | $33.90 | $19,713 | 0.91% | 0.00% | to | 1.50% | -0.32% | to | 10.61% |
| 2019 | | 654 | $28.55 | to | $33.50 | $19,633 | 2.17% | 0.00% | to | 1.50% | 23.75% | to | 25.61% |
| 2018 | | 620 | $23.07 | to | $26.67 | $14,982 | 2.02% | 0.00% | to | 1.50% | -8.27% | to | -6.85% |
| 2017 | | 612 | $25.15 | to | $28.63 | $16,042 | 1.91% | 0.00% | to | 1.50% | 11.53% | to | 13.21% |
| 2016 | | 571 | $22.55 | to | $25.29 | $13,396 | 1.30% | 0.00% | to | 1.50% | 13.60% | to | 15.32% |
| **Voya Russell™ Mid Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | 452 | $52.18 | to | $62.14 | $25,054 | 0.16% | 0.00% | to | 1.50% | 27.91% | to | 34.53% |
| 2019 | | 501 | $39.37 | to | $46.19 | $20,857 | 0.57% | 0.00% | to | 1.50% | 32.51% | to | 34.51% |
| 2018 | | 492 | $29.71 | to | $34.34 | $15,370 | 0.43% | 0.00% | to | 1.50% | -6.78% | to | -5.37% |
| 2017 | | 487 | $31.87 | to | $36.29 | $16,225 | 0.66% | 0.00% | to | 1.50% | 22.48% | to | 24.37% |
| 2016 | | 473 | $26.02 | to | $29.18 | $12,817 | 0.69% | 0.00% | to | 1.50% | 5.26% | to | 6.81% |
| **Voya Russell™ Mid Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 8,185 | $12.88 | to | $32.49 | $204,187 | 1.26% | 0.00% | to | 1.60% | 13.37% | to | 22.35% |
| 2019 | | 8,567 | $11.08 | to | $27.85 | $183,792 | 1.55% | 0.00% | to | 1.60% | 27.88% | to | 29.96% |
| 2018 | | 8,181 | $10.05 | to | $21.43 | $140,564 | 1.48% | 0.00% | to | 1.60% | -10.72% | to | -9.31% |
| 2017 | | 8,340 | $11.16 | to | $23.63 | $159,494 | 1.56% | 0.00% | to | 1.60% | 16.11% | to | 17.97% |
| 2016 | | 5,610 | $11.17 | to | $20.03 | $105,572 | 1.26% | 0.00% | to | 1.70% | 11.48% | to | 13.42% |
| **Voya Russell™ Small Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 5,179 | $13.27 | to | $31.92 | $108,900 | 0.94% | 0.00% | to | 1.50% | 6.52% | to | 31.52% |
| 2019 | | 4,975 | $11.13 | to | $26.70 | $89,526 | 1.13% | 0.00% | to | 1.50% | 23.32% | to | 25.18% |
| 2018 | | 4,174 | $9.77 | to | $21.33 | $67,456 | 1.16% | 0.00% | to | 1.55% | -12.65% | to | -11.27% |
| 2017 | | 3,853 | $11.09 | to | $24.04 | $70,922 | 1.15% | 0.00% | to | 1.55% | 12.55% | to | 14.26% |
| 2016 | | 2,347 | $12.42 | to | $21.04 | $45,782 | 1.24% | 0.00% | to | 1.70% | 19.07% | to | 21.13% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Small Company Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 2,504 | $11.75 | to | $88.26 | $140,744 | 0.51% | 0.00% | to | 1.50% | 10.19% | to | 12.28% |
| 2019 | | 2,792 | $10.57 | to | $78.92 | $141,444 | 0.42% | 0.00% | to | 1.50% | 24.32% | to | 26.26% |
| 2018 | | 3,081 | $26.63 | to | $65.49 | $127,882 | 0.57% | 0.00% | to | 1.50% | -17.12% | to | -15.84% |
| 2017 | | 3,514 | $21.78 | to | $77.82 | $178,760 | 0.33% | 0.00% | to | 1.50% | 9.62% | to | 11.30% |
| 2016 | | 3,641 | $19.75 | to | $69.93 | $169,597 | 0.42% | 0.00% | to | 1.50% | 22.62% | to | 24.50% |
| **Voya Small Company Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | 4 | | $33.77 | | $130 | 0.67% | | 0.35% | | | 11.64% | |
| 2019 | | 6 | | $30.25 | | $168 | 0.00% | | 0.35% | | | 25.41% | |
| 2018 | | 5 | | $24.12 | | $129 | 0.00% | | 0.35% | | | -16.34% | |
| 2017 | | 5 | | $28.83 | | $146 | 0.19% | | 0.35% | | | 10.63% | |
| 2016 | | 15 | | $26.06 | | $401 | 0.18% | | 0.35% | | | 23.74% | |
| **Voya U.S. Bond Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 2,203 | $11.04 | to | $16.21 | $31,403 | 2.93% | 0.00% | to | 1.80% | 0.14% | to | 7.21% |
| 2019 | | 1,499 | $10.33 | to | $15.12 | $20,131 | 2.44% | 0.00% | to | 1.80% | 6.41% | to | 8.31% |
| 2018 | | 1,292 | $11.54 | to | $13.96 | $16,449 | 2.27% | 0.00% | to | 1.80% | -2.12% | to | -0.36% |
| 2017 | | 1,221 | $11.79 | to | $14.01 | $15,746 | 2.35% | 0.00% | to | 1.80% | 1.38% | to | 3.17% |
| 2016 | | 1,281 | $11.63 | to | $13.58 | $16,169 | 2.28% | 0.00% | to | 1.80% | 0.43% | to | 2.34% |
| **Voya MidCap Opportunities Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 6,959 | $15.40 | to | $68.98 | $352,229 | 0.11% | 0.00% | to | 1.55% | 35.49% | to | 41.14% |
| 2019 | | 7,360 | $10.94 | to | $49.12 | $266,926 | 0.28% | 0.00% | to | 1.55% | 27.36% | to | 29.38% |
| 2018 | | 7,662 | $15.24 | to | $38.17 | $226,057 | 0.00% | 0.00% | to | 1.55% | -8.91% | to | -7.48% |
| 2017 | | 7,897 | $16.73 | to | $41.46 | $255,230 | 0.11% | 0.00% | to | 1.55% | 23.24% | to | 25.12% |
| 2016 | | 5,238 | $13.69 | to | $33.31 | $132,120 | 0.00% | 0.00% | to | 1.50% | 5.66% | to | 7.28% |
| **Voya MidCap Opportunities Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | 28 | $38.01 | to | $55.37 | $1,247 | 0.09% | 0.30% | to | 1.55% | 38.62% | to | 40.34% |
| 2019 | | 34 | $27.42 | to | $39.47 | $1,081 | 0.10% | 0.30% | to | 1.55% | 27.06% | to | 28.65% |
| 2018 | | 41 | $21.58 | to | $30.69 | $1,008 | 0.00% | 0.30% | to | 1.55% | -9.14% | to | -7.96% |
| 2017 | | 41 | $23.75 | to | $33.37 | $1,104 | 0.00% | 0.30% | to | 1.55% | 22.87% | to | 24.37% |
| 2016 | | 49 | $19.33 | to | $26.84 | $1,066 | 0.00% | 0.30% | to | 1.55% | 5.34% | to | 6.70% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya SmallCap Opportunities Portfolio - Class I** | | | | | | | | | | | | | |
| 2020 | | 2,980 | $13.78 | to | $51.04 | $75,202 | 0.00% | 0.00% | to | 1.50% | 22.42% | to | 26.40% |
| 2019 | | 3,187 | $10.94 | to | $40.47 | $64,232 | 0.00% | 0.00% | to | 1.50% | 23.83% | to | 25.71% |
| 2018 | | 3,223 | $11.82 | to | $32.26 | $55,777 | 0.00% | 0.00% | to | 1.55% | -17.17% | to | -15.85% |
| 2017 | | 3,289 | $14.22 | to | $38.42 | $69,587 | 0.08% | 0.00% | to | 1.55% | 16.96% | to | 18.73% |
| 2016 | | 3,119 | $12.13 | to | $32.18 | $56,707 | 0.00% | 0.00% | to | 1.65% | 11.53% | to | 13.39% |
| **Voya SmallCap Opportunities Portfolio - Class S** | | | | | | | | | | | | | |
| 2020 | | 1 | | $40.27 | | $58 | 0.00% | | 0.35% | | | 25.65% | |
| 2019 | | 3 | | $32.05 | | $99 | 0.00% | | 0.35% | | | 24.95% | |
| 2018 | | 4 | | $25.65 | | $104 | 0.00% | | 0.35% | | | -16.40% | |
| 2017 | | 4 | | $30.68 | | $109 | 0.00% | | 0.35% | | | 18.05% | |
| 2016 | | 4 | | $25.99 | | $99 | 0.00% | | 0.35% | | | 12.71% | |
| **Wanger International** | | | | | | | | | | | | | |
| 2020 | | 2,199 | $16.76 | to | $20.96 | $41,580 | 1.80% | 0.00% | to | 1.50% | 12.67% | to | 85.96% |
| 2019 | | 2,460 | $14.79 | to | $18.32 | $40,999 | 0.82% | 0.00% | to | 1.50% | 28.06% | to | 29.93% |
| 2018 | | 2,737 | $11.48 | to | $14.10 | $35,293 | 2.21% | 0.00% | to | 1.50% | -18.97% | to | -17.69% |
| 2017 | | 2,935 | $14.07 | to | $17.13 | $46,316 | 1.20% | 0.00% | to | 1.50% | 30.94% | to | 32.89% |
| 2016 | | 3,461 | $10.68 | to | $12.89 | $41,297 | 1.19% | 0.00% | to | 1.50% | -2.87% | to | -1.38% |
| **Wanger Select** | | | | | | | | | | | | | |
| 2020 | | 1,599 | $25.41 | to | $49.83 | $68,206 | 0.69% | 0.00% | to | 1.55% | 23.56% | to | 26.63% |
| 2019 | | 1,807 | $20.24 | to | $39.35 | $61,435 | 0.07% | 0.00% | to | 1.65% | 27.17% | to | 29.32% |
| 2018 | | 2,040 | $15.80 | to | $30.43 | $54,081 | 0.18% | 0.00% | to | 1.65% | -13.71% | to | -12.41% |
| 2017 | | 2,337 | $18.20 | to | $34.74 | $71,676 | 0.18% | 0.00% | to | 1.75% | 24.48% | to | 26.65% |
| 2016 | | 2,502 | $14.50 | to | $27.43 | $61,099 | 0.16% | 0.00% | to | 1.75% | 11.67% | to | 13.38% |
| **Wanger USA** | | | | | | | | | | | | | |
| 2020 | | 2,151 | $17.76 | to | $54.98 | $102,087 | 0.00% | 0.00% | to | 1.55% | 22.32% | to | 28.43% |
| 2019 | | 2,483 | $14.43 | to | $44.26 | $95,744 | 0.27% | 0.00% | to | 1.55% | 29.07% | to | 31.10% |
| 2018 | | 2,601 | $11.11 | to | $33.76 | $77,471 | 0.11% | 0.00% | to | 1.55% | -2.96% | to | -1.42% |
| 2017 | | 2,586 | $11.39 | to | $34.26 | $79,557 | 0.00% | 0.00% | to | 1.75% | 17.50% | to | 19.58% |
| 2016 | | 2,642 | $15.22 | to | $28.79 | $68,640 | 0.00% | 0.00% | to | 1.75% | 11.73% | to | 13.69% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Washington Mutual Investors Fund[SM] - Class R-3** | | | | | | | | | | | | | |
| 2020 | | 31 | $28.42 | to | $35.41 | $1,031 | 1.47% | 0.25% | to | 1.55% | 5.69% | to | 8.57% |
| 2019 | | 37 | $26.89 | to | $34.41 | $1,149 | 1.38% | 0.00% | to | 1.55% | 23.24% | to | 25.13% |
| 2018 | | 98 | $21.82 | to | $27.50 | $2,484 | 1.50% | 0.00% | to | 1.55% | -4.80% | to | -3.53% |
| 2017 | | 113 | $22.92 | to | $27.46 | $2,965 | 1.54% | 0.25% | to | 1.55% | 17.90% | to | 19.44% |
| 2016 | | 123 | $19.44 | to | $22.99 | $2,724 | 1.49% | 0.25% | to | 1.55% | 11.28% | to | 12.60% |
| **Washington Mutual Investors Fund[SM] - Class R-4** | | | | | | | | | | | | | |
| 2020 | | 7,676 | $12.11 | to | $38.52 | $233,109 | 1.73% | 0.00% | to | 1.50% | 6.12% | to | 7.69% |
| 2019 | | 8,170 | $11.28 | to | $35.80 | $233,053 | 1.90% | 0.00% | to | 1.50% | 23.61% | to | 25.48% |
| 2018 | | 8,042 | $11.02 | to | $28.56 | $189,561 | 1.90% | 0.00% | to | 1.50% | -4.48% | to | -2.98% |
| 2017 | | 7,659 | $11.44 | to | $29.47 | $191,542 | 1.88% | 0.00% | to | 1.50% | 18.33% | to | 20.13% |
| 2016 | | 7,095 | $16.13 | to | $24.56 | $152,821 | 1.91% | 0.00% | to | 1.50% | 11.67% | to | 13.33% |
| **Wells Fargo Small Company Growth Fund - Administrator Class** | | | | | | | | | | | | | |
| 2020 | | 456 | $20.33 | to | $21.52 | $9,387 | 0.00% | 0.30% | to | 1.50% | 21.29% | to | 54.63% |
| 2019 | | 437 | $16.02 | to | $16.81 | $7,076 | 0.00% | 0.30% | to | 1.50% | 24.27% | to | 25.69% |
| 2018 | | 461 | $12.85 | to | $13.37 | $6,008 | 0.00% | 0.25% | to | 1.50% | -5.34% | to | -4.39% |
| 2017 | | 46 | $13.53 | to | $13.94 | $636 | 0.00% | 0.30% | to | 1.50% | 18.87% | to | 19.72% |
| 2016 | 05/17/2016 | 19 | $11.38 | to | $11.61 | $216 | (a) | 0.50% | to | 1.25% | | (a) | |
| **Wells Fargo Small Company Value Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 12 | | $10.98 | | $131 | 0.77% | | 1.00% | | | 1.01% | |
| 2019 | 09/20/2019 | 12 | | $10.87 | | $128 | (d) | | 1.00% | | | (d) | |
| 2018 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2017 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2016 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Wells Fargo Special Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2020 | | 2,071 | $23.04 | to | $63.33 | $106,929 | 0.34% | 0.00% | to | 1.55% | -0.39% | to | 28.20% |
| 2019 | | 2,292 | $22.98 | to | $62.67 | $118,289 | 0.86% | 0.00% | to | 1.55% | 26.07% | to | 27.99% |
| 2018 | | 2,450 | $18.11 | to | $49.00 | $99,804 | 0.46% | 0.00% | to | 1.55% | -15.07% | to | -13.71% |
| 2017 | | 2,664 | $21.18 | to | $56.85 | $127,478 | 0.92% | 0.00% | to | 1.55% | 9.40% | to | 11.07% |
| 2016 | | 2,852 | $19.25 | to | $51.24 | $124,195 | 0.58% | 0.00% | to | 1.50% | 26.96% | to | 28.91% |

(a)  As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(b)  As investment Division had no investments until 2017, this data is not meaningful and is therefore not presented.

(c)  As investment Division had no investments until 2018, this data is not meaningful and is therefore not presented.

(d)  As investment Division had no investments until 2019, this data is not meaningful and is therefore not presented.

(e)  As investment Division had no investments until 2020, this data is not meaningful and is therefore not presented.


**A**  The Fund Inception Date represents the first date the fund received money.

**B**  The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

**C**  The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**D**  Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**Item 8.** **Financial Statements and Supplementary Data**

## Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
Voya Retirement Insurance and Annuity Company

**Opinion on the Financial Statements**
We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

***Deferred policy acquisition costs and Value of business acquired***

*Description of the Matter*

As disclosed in Note 1 and Note 5 to the consolidated financial statements, the Company's deferred policy acquisition costs and value of business acquired ("DAC/VOBA") totaled $162 million at December 31, 2020, net of unrealized gains and losses, which represented deferred acquisition costs and value of business acquired related to fixed and variable deferred annuity contracts. The carrying amount of the DAC related to fixed and variable deferred annuity contracts is the total of costs deferred, less amortization net of interest. The carrying amount of the VOBA related to fixed and variable deferred annuity contracts is the outstanding value of in-force business acquired, based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition, less amortization net of interest. DAC and VOBA related to fixed and variable deferred annuity contracts are amortized over the estimated lives of the contracts in relation to the emergence of estimated gross profits.

As described in Note 1 to the consolidated financial statements, there is a significant amount of uncertainty inherent in calculating estimated gross profits as the calculation includes significant management judgment in developing certain assumptions such as persistency, interest crediting rates, fee income, returns associated with separate account performance, expenses to administer the business, and certain economic variables. Management's assumptions are adjusted, known as unlocking, over time for emerging experience and expected changes in trends. The unlocking results in DAC/VOBA amortization being recalculated, using the new assumptions for estimated gross profits, that results either in additional or less cumulative amortization expense.

Auditing management's estimate of DAC/VOBA related to fixed and variable deferred annuity contracts was complex due to the highly judgmental nature of assumptions included in the projection of estimated gross profits used in the valuation of DAC/VOBA.

*How We Addressed the Matter in Our Audit*

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the DAC/VOBA estimation process, including, among others, controls related to management's evaluation of the need to update assumptions based on the comparison of actual Company experience to previous assumptions and updating investment margins for current and expected future market conditions.

We utilized actuarial specialists to assist with our audit procedures, which included, among others, reviewing the methodology applied by management by comparing to the methodology used in prior periods as well as industry practice. To assess the assumptions used in measuring estimated gross profits, we compared the significant assumptions noted above with historical experience, observable market data and management's estimates of prospective changes in these assumptions. We also independently recalculated estimated gross profits for a sample of policies for comparison with the actuarial result developed by management.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

San Antonio, Texas

March 16, 2021

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2020 and 2019**
(In millions, except share and per share data)

| | As of December 31, | |
| --- | --- | --- |
| | **2020** | **2019** |
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value (amortized cost of $24,667 as of 2020 and $23,107 as of 2019; allowance for credit losses of $14 as of 2020) | $ 28,043 | $ 25,153 |
| Fixed maturities, at fair value using the fair value option | 1,730 | 1,479 |
| Equity securities, at fair value (cost of $116 as of 2020 and $73 as of 2019) | 116 | 80 |
| Short-term investments | 17 | — |
| Mortgage loans on real estate | 4,694 | 4,664 |
| Less: Allowance for credit losses | 67 | — |
| Mortgage loans on real estate, net | 4,627 | 4,664 |
| Policy loans | 187 | 205 |
| Limited partnerships/corporations | 815 | 738 |
| Derivatives | 145 | 224 |
| Securities pledged (amortized cost of $169 as of 2020 and $749 as of 2019) | 220 | 828 |
| Other investments | 43 | 43 |
| Total investments | 35,943 | 33,414 |
| Cash and cash equivalents | 360 | 512 |
| Short-term investments under securities loan agreements, including collateral delivered | 249 | 917 |
| Accrued investment income | 304 | 293 |
| Premiums receivable and reinsurance recoverable | 1,219 | 1,304 |
| Less: Allowance for credit losses | — | — |
| Premiums receivable and reinsurance recoverable, net | 1,219 | 1,304 |
| Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners | 173 | 608 |
| Short-term loan to affiliate | 653 | 69 |
| Current income tax recoverable | 5 | 9 |
| Due from affiliates | 118 | 67 |
| Property and equipment | 63 | 60 |
| Other assets | 242 | 255 |
| Assets held in separate accounts | 87,319 | 78,713 |
| Total assets | $ 126,648 | $ 116,221 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2020 and 2019**
(In millions, except share and per share data)

| | As of December 31, | |
| --- | --- | --- |
| | **2020** | **2019** |
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and contract owner account balances | $ 33,127 | $ 31,142 |
| Payable for securities purchased | 26 | 5 |
| Payables under securities loan agreements, including collateral held | 208 | 865 |
| Due to affiliates | 125 | 95 |
| Derivatives | 216 | 285 |
| Deferred income taxes | 439 | 304 |
| Other liabilities | 291 | 369 |
| Liabilities related to separate accounts | 87,319 | 78,713 |
| Total liabilities | 121,751 | 111,778 |
| | | |
| Commitments and Contingencies (Note 12) | | |
| | | |
| Shareholder's equity: | | |
| Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2020 and 2019 , respectively; $50 par value per share) | 3 | 3 |
| Additional paid-in capital | 2,873 | 2,873 |
| Accumulated other comprehensive income (loss) | 1,882 | 1,292 |
| Retained earnings | 139 | 275 |
| Total shareholder's equity | 4,897 | 4,443 |
| Total liabilities and shareholder's equity | $ 126,648 | $ 116,221 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Operations**
**For the Years Ended December 31, 2020, 2019 and 2018**
(In millions)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2020** | | **2019** | | **2018** |
| **Revenues:** | | | | | | |
| Net investment income | $ | 1,858 | $ | 1,689 | $ | 1,623 |
| Fee income | | 905 | | 877 | | 875 |
| Premiums | | 32 | | 31 | | 41 |
| Broker-dealer commission revenue | | 2 | | 2 | | 69 |
| Net realized capital gains (losses): | | | | | | |
| Total impairments | | (37) | | (41) | | (18) |
| Less: Portion of impairments recognized in Other comprehensive income (loss) | | — | | 2 | | 2 |
| Net impairments recognized in earnings | | (37) | | (43) | | (20) |
| Other net realized capital gains (losses) | | (273) | | (101) | | (222) |
| Total net realized capital gains (losses) | | (310) | | (144) | | (242) |
| Other revenue | | (1) | | 14 | | 19 |
| Total revenues | | 2,486 | | 2,469 | | 2,385 |
| **Benefits and expenses:** | | | | | | |
| Interest credited and other benefits to contract owners/ policyholders | | 1,049 | | 1,013 | | 828 |
| Operating expenses | | 1,090 | | 1,056 | | 894 |
| Broker-dealer commission expense | | 2 | | 2 | | 69 |
| Net amortization of Deferred policy acquisition costs and Value of business acquired | | 192 | | 65 | | 86 |
| Interest expense | | 1 | | 1 | | 2 |
| Total benefits and expenses | | 2,334 | | 2,137 | | 1,879 |
| Income (loss) before income taxes | | 152 | | 332 | | 506 |
| Income tax expense (benefit) | | (14) | | 32 | | 61 |
| Net income (loss) | $ | 166 | $ | 300 | $ | 445 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Comprehensive Income**
**For the Years Ended December 31, 2020, 2019 and 2018**
(In millions)

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2020** | | **2019** | | **2018** | |
| Net income (loss) | $ | 166 | $ | 300 | $ | 445 |
| Other comprehensive income (loss), before tax: | | | | | | |
| Unrealized gains/losses on securities | | 748 | | 1,323 | | (897) |
| Impairments | | — | | 1 | | 8 |
| Pension and other postretirement benefits liability | | (1) | | (1) | | (1) |
| Other comprehensive income (loss), before tax | | 747 | | 1,323 | | (890) |
| Income tax expense (benefit) related to items of other comprehensive income (loss) | | 157 | | 276 | | (192) |
| Other comprehensive income (loss), after tax | | 590 | | 1,047 | | (698) |
| Comprehensive income (loss) | $ | 756 | $ | 1,347 | $ | (253) |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Changes in Shareholder's Equity**
**For the Years Ended December 31, 2020, 2019 and 2018**
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2018 | $ 3 | $ 2,763 | $ 806 | $ 189 | $ 3,761 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 445 | 445 |
| Other comprehensive income (loss), after tax | — | — | (698) | — | (698) |
| Total comprehensive income (loss) | | | | | (253) |
| Dividends paid and distributions of capital | — | — | — | (126) | (126) |
| Contribution of capital | — | 55 | — | — | 55 |
| Employee related benefits | — | (2) | — | — | (2) |
| Balance as of December 31, 2018 | 3 | 2,816 | 108 | 508 | 3,435 |
| Adjustment for adoption of ASU 2018-02 | — | — | 137 | (137) | — |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 300 | 300 |
| Other comprehensive income (loss), after tax | — | — | 1,047 | — | 1,047 |
| Total comprehensive income (loss) | | | | | 1,347 |
| Dividends paid and distributions of capital | — | — | — | (396) | (396) |
| Contribution of capital | — | 57 | — | — | 57 |
| Balance as of December 31, 2019 | 3 | 2,873 | 1,292 | 275 | 4,443 |
| Adjustment for adoption of ASU 2016-01 | — | — | — | (8) | (8) |
| Net income (loss) | — | — | — | 166 | 166 |
| Other comprehensive income (loss), after tax | — | — | 590 | — | 590 |
| Total comprehensive income (loss) | | | | | 756 |
| Dividends paid and distributions of capital | — | — | — | (294) | (294) |
| Balance as of December 31, 2020 | $ 3 | $ 2,873 | $ 1,882 | $ 139 | $ 4,897 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31, 2020, 2019 and 2018**
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2020** | **2019** | **2018** |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 166 | $ 300 | $ 445 |
| Adjustments to reconcile Net income (loss) to Net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements | (59) | (49) | (64) |
| Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements | 194 | 65 | 87 |
| Net accretion/amortization of discount/premium | (7) | 5 | (3) |
| Future policy benefits, claims reserves and interest credited | 757 | 568 | 547 |
| Deferred income tax (benefit) expense | (20) | 23 | 58 |
| Net realized capital losses | 310 | 144 | 242 |
| Depreciation and amortization | 10 | 21 | 14 |
| (Gains) losses on limited partnerships/corporations | (23) | (35) | — |
| Change in: | | | |
| Accrued investment income | (11) | 9 | 3 |
| Premiums receivable and reinsurance recoverable | 85 | 105 | 87 |
| Other receivables and asset accruals | 21 | 55 | (8) |
| Due to/from affiliates | (21) | 2 | 24 |
| Other payables and accruals | (84) | 158 | (176) |
| Other, net | (12) | (8) | (33) |
| Net cash provided by operating activities | 1,306 | 1,363 | 1,223 |

|  | Year Ended December 31, | | |
|  | 2020 | 2019 | 2018 |
|---|---|---|---|
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, disposal or redemption of: | | | |
| Fixed maturities | 3,487 | 3,956 | 3,983 |
| Equity securities, available-for-sale | 145 | 3 | 3 |
| Mortgage loans on real estate | 403 | 803 | 598 |
| Limited partnerships/corporations | 104 | 70 | 99 |
| Acquisition of: | | | |
| Fixed maturities | (4,988) | (4,582) | (5,475) |
| Equity securities, available-for-sale | (178) | (12) | (3) |
| Mortgage loans on real estate | (433) | (555) | (606) |
| Limited partnerships/corporations | (158) | (190) | (254) |
| Derivatives, net | 46 | 23 | 23 |
| Policy loans, net | 18 | 5 | 4 |
| Short-term investments, net | (15) | 50 | (26) |
| Short-term loan to affiliate, net | (584) | (69) | 80 |
| Collateral received (delivered), net | 11 | (86) | (46) |
| Other, net | (5) | (3) | (45) |
| Net cash used in investing activities | (2,147) | (587) | (1,665) |
| **Cash Flows from Financing Activities:** | | | |
| Deposits received for investment contracts | $ 5,197 | $ 3,395 | $ 3,744 |
| Maturities and withdrawals from investment contracts | (4,220) | (3,686) | (3,108) |
| Settlements on deposit contracts | (1) | (5) | (20) |
| Short-term loans from affiliates, net | 7 | — | (68) |
| Dividends paid and return of capital distribution | (294) | (396) | (126) |
| Capital contribution from parent | — | 57 | 55 |
| Net cash (used in) provided by financing activities | 689 | (635) | 477 |
| Net increase (decrease) in cash and cash equivalents | (152) | 141 | 35 |
| Cash and cash equivalents, beginning of period | 512 | 371 | 336 |
| Cash and cash equivalents, end of period | $ 360 | $ 512 | $ 371 |
| | | | |
| **Supplemental cash flow information:** | | | |
| Income taxes paid (received), net | $ 2 | $ (13) | $ 60 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

1. **Business, Basis of Presentation and Significant Accounting Policies**

*Business*

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

On January 4, 2021, VRIAC's ultimate parent, Voya Financial Inc. ("Voya Financial"), completed a series of transactions pursuant to a Master Transaction Agreement (the "Resolution MTA") entered into on December 18, 2019 with Resolution Life U.S. Holdings Inc., a Delaware corporation ("Resolution Life US"), pursuant to which Resolution Life US acquired all of the shares of the capital stock of Security Life of Denver Company ("SLD") and Security Life of Denver International Limited ("SLDI"), including the capital stock of several subsidiaries of SLD and SLDI.

Concurrently with the sale, SLD entered into reinsurance agreements with ReliaStar Life Insurance Company ("RLI"), ReliaStar Life Insurance Company of New York ("RLNY"), and VRIAC, each of which is a direct or indirect wholly owned subsidiary of Voya Financial. Pursuant to these agreements, RLI and VRIAC reinsured to SLD a 100% quota share, and RLNY will reinsure to SLD a 75% quota share, of their respective in-scope individual life insurance and annuities businesses. RLI, RLNY, and VRIAC will remain subsidiaries of Voya Financial. The reinsurance agreements along with the sale of the legal entities noted above (referred to as the "Individual Life Transaction") resulted in the disposition of substantially all of Voya Financial's life insurance and legacy non-retirement annuity businesses and related assets. Pursuant to the Individual Life Transaction, VRIAC's reserves related to legacy non-retirement annuity business as well as pension risk transfer products were ceded to SLD and related assets transferred.

Effective December 31, 2019, VRIAC's sole shareholder, Voya Holdings, Inc., transferred ownership of Voya Institutional Plan Services, LLC ("VIPS") and Voya Retirement Advisors, LLC ("VRA") to VRIAC for no cash consideration. VIPS and VRA provide retirement recordkeeping and investment advisory services, respectively, and the transfer was made to more closely align recordkeeping and related activities of VRIAC's retirement business. It also had the effect of reducing VRIAC's tax liability. In addition to these non-insurance subsidiaries, VRIAC owns the wholly-owned owned non-insurance subsidiary, Voya Financial Partners, LLC ("VFP").

On June 1, 2018, VRIAC's ultimate parent, Voya Financial, consummated a series of transactions (collectively, the "2018 Transaction") pursuant to a Master Transaction Agreement dated December 20, 2017 (the "2018 MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd. ("Athene"). As part of the 2018 Transaction, VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") acquired certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership interests of DSL, the Company's former broker-dealer subsidiary. Following the closing of the 2018 Transaction, VRIAC acquired a 9.99% equity interest in VA Capital.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

public and private school systems, higher education institutions, hospitals and healthcare facilities, not-for-profit organizations, state and local governments, small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. This business will be transferred as part of the Individual Life Transaction described above. The Company's products are generally distributed through independent brokers and advisors, third-party administrators, consultants, and representatives associated with Voya Financial's broker-dealer and investment advisor, Voya Financial Advisors, Inc. ("VFA").

On February 8, 2021, VFA entered into an agreement with Cetera Financial Group, Inc. ("Cetera"), one of the nation's largest networks of independently managed broker-dealers, pursuant to which Cetera will acquire the independent financial planning channel of VFA (the "Financial Planning Channel Sale"). In connection with this transaction, VFA expects to transfer approximately 900 independent financial professionals serving retail customers with approximately $40 billion in assets to Cetera, while retaining approximately 600 field and phone-based financial professionals who support our business. The transaction is expected to close in the second or third quarter of 2021. The closing is subject to certain conditions, including the receipt of required regulatory approvals.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. The Company's products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

### Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP, VIPS, VRA and DSL (prior to June 1, 2018). Intercompany transactions and balances have been eliminated.

### Significant Accounting Policies

*Estimates and Assumptions*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and

Table of Contents
**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

•       Contingencies.

*Fair Value Measurement*

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

*Investments*

The accounting policies for the Company's principal investments are as follows:

*Fixed Maturities and Equity Securities*:  The Company measures its equity securities at fair value and recognizes any changes in fair value in net income.

The Company's fixed maturities  are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO").  Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

In connection with funds withheld reinsurance treaties, the Company has elected the FVO for certain of its fixed maturities to better match the measurement of those assets and related embedded derivative liabilities in the Consolidated Statements of Operations.  Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value associated with derivatives purchased to hedge CMOs are also recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS").  Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Short-term Investments*: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

*Mortgage Loans on Real Estate*: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, net of allowance for credit losses. Amortized cost is the principal balance outstanding, net of deferred loan fees and costs. Accrued interest receivable is reported in Accrued investment income on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Management estimates the credit loss allowance balance using a factor-based method of probability of default and loss given default which incorporates relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Included in the factor-based method are the consideration of debt type, capital market factors, and market vacancy rates, and loan-specific risk characteristics such as debt service coverage ratios ("DSC"), loan-to-value ("LTV"), collateral size, seniority of the loan, segmentation, and property types.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The change in the allowance for credit losses is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Loans are written off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously written-off and expected to be written-off.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial mortgage loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

For those mortgages that are determined to require foreclosure, expected credit losses are based on the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

*Policy Loans*: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

*Limited Partnerships/Corporations*: The Company uses the equity method of accounting for investments in limited partnership interests, which consist primarily of private equity and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Securities Pledged*: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

*Impairments*

The Company evaluates its available-for-sale general account investments quarterly to determine whether a decline in fair value below the amortized cost basis has resulted from credit loss or other factors. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. A severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), management evaluates facts and circumstances such as, but not limited to, the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as Impairments.

For available-for-sale securities that do not meet the intent impairment criteria but the Company has determined that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss allowance is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs in determining whether a credit loss exists:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

Changes in the allowance for credit losses are recorded in Net realized capital gains (losses) as Impairments in the Consolidated Statements of Operations. Losses are charged against the allowance when the Company believes the uncollectability of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale securities is excluded from the estimate of credit losses.

*Derivatives*

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rules related to the variation margin payments, the Company is required to adjust the derivative balances with the variation margin payments related to its cleared derivatives executed through CME.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.  Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*:  For derivative instruments that are designated and qualify as a fair value hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is recorded in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is reported as a component

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

___

of AOCI. Those amounts are subsequently reclassified to earnings when the hedged item affects earnings, and are reported in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.

Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. The ineffective portion of a hedging relationship subject to hedge accounting is recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads.  Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

*Deferred Policy Acquisition Costs and Value of Business Acquired*

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies

The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

*Contract Costs Associated with Certain Financial Services Contracts*

Contract cost assets represent costs incurred to obtain or fulfill a non-insurance contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

Capitalized contract costs are included in Other assets on the Consolidated Balance Sheets, and costs expensed as incurred are included in Operating expenses in the Consolidated Statements of Operations.

As of December 31, 2020 and 2019, contract cost assets were $105 and $109, respectively. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically range from 5 to 15 years. For the years ended December 31, 2020 and 2019, amortization expenses of $19 and $23, respectively, were recorded in Operating expenses in the Consolidated Statements of Operations. There was no impairment loss in relation to the contract costs capitalized.

*Future Policy Benefits and Contract Owner Account Balances*

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.3% to 5.3%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for funding agreements with fixed maturities are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 4.3% for the year 2020, and 5.3% for the years 2019 and 2018. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

*GMDB*: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

*FIA*: The Company issued FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

*Stabilizer and MCG*: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums.  At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

*Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners.  The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. The underlying investments include mutual funds, short term investments, cash and fixed maturities. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets.  Cash received is generally invested in Short-term investments, with the offsetting obligation to repay the loan included within Payables under securities loan agreements, including collateral held on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.

*Recognition of Revenue*

Insurance Revenue and Related Benefits
Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

Financial Services Revenue

Revenue for various financial services is measured based on consideration specified in a contract with a customer and is recognized when the Company has satisfied a performance obligation. For advisory, recordkeeping and administration services of $423 and $405 for the years ended December 31, 2020 and 2019, respectively, the Company recognizes revenue as services are provided, generally over time. For distribution and shareholder servicing revenue of $158 and $82 for the years ended December 31, 2020 and 2019, respectively, the Company provides distribution services at a point in time and shareholder services over time. Contract terms are typically less than one year, and consideration is variable.

For a description of principal activities from which the Company generates revenue, see the *Business* section above for further information.

For the years ended December 31, 2020 and 2019, such revenue represents approximately 23.4% and 19.7% respectively, of total revenue.  For the years ended December 31, 2020 and 2019, a portion of the revenue recognized in the current period from distribution services is related to performance obligations satisfied in previous periods. Revenue for various financial services is recorded in Fee income or Other revenue in the Consolidated Statements of Operations. Receivables of $88 and $97 are included in Other assets on the Consolidated Balance Sheets as of December 31, 2020 and 2019, respectively.

*Income Taxes*

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the provision for income taxes and (c) the deferred income tax assets and liabilities.

The provision for income taxes is based on income and expense reported in the financial statements after adjustments for permanent differences between our financial statements and consolidated federal income tax return. Permanent differences include the dividends received deduction. As a result of permanent differences, the effective tax rate reflected in the financial statements may be different than the actual rate in the income tax return.

Temporary differences between our financial statements and income tax return create deferred tax assets and liabilities. Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company's deferred tax assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including the nature and character of the deferred tax assets and liabilities, the amount and character of book income or losses in recent years, projected future taxable income and future reversals of temporary differences, tax planning strategies we would employ to avoid a tax benefit from expiring unused, and the length of time carryforwards can be utilized.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not to be sustained under examination by the applicable taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the applicable taxing authority. For items that meet the more-likely-than-not recognition threshold, the Company measures the tax position as the largest amount of benefit that is more than 50% likely to be realized upon ultimate resolution with the applicable tax authority that has full knowledge of all relevant information.

*Reinsurance*

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

*Long-duration*: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability.  Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Operating expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Reinsurance recoverable balances are reported net of the allowance for credit losses in the Company's Consolidated Balance Sheets. Management estimates the credit loss allowance balance using a factor-based method of probability of default and loss given default which incorporates relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Included in the factor-based method are the consideration of capital market factors, counterparty financial information and ratings, and reinsurance agreement-specific risk characteristics such as collateral type, collateral size, and covenant strength.

The allowance for credit losses is a valuation account that is deducted from the reinsurance recoverable balance to present the net amount expected to be collected on the reinsurance recoverable. The change in the allowance for credit losses is recorded in Policyholder benefits in the Consolidated Statements of Operations.

Current reinsurance recoverable balances and payable balances under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively.  Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded.  Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

*Employee Benefits Plans*

The Company, in conjunction with Voya Services Company, sponsors non-qualified defined benefit pension plans covering eligible employees, sales representatives and other individuals.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

respect of non-qualified defined benefit pension plans is the present value of the projected pension benefit obligation ("PBO") at the balance sheet date, together with adjustments for unrecognized past service costs. This liability is included in Other liabilities on the Consolidated Balance Sheets. The PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans on the Consolidated Balance Sheets.

Net periodic benefit cost for the non-qualified defined benefit pension plans is determined using management estimates and actuarial assumptions to derive service cost and interest cost for a particular year and is included in Operating expenses in the Consolidated Statements of Operations. The obligations and expenses associated with these plans require use of assumptions, such as discount rate and rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics, such as age of retirements, withdrawal rates and mortality. Management determines these assumptions based on a variety of factors, such as currently available market and industry data and expected benefit payout streams. Actual results could vary significantly from assumptions based on changes, such as economic and market conditions, demographics of participants in the plans and amendments to benefits provided under the plans. These differences may have a significant effect on the Company's Consolidated Financial Statements and liquidity. Actuarial gains (losses) are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

*Contingencies*

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

*Adoption of New Pronouncements*

The following table provides a description of the Company's adoption of new ASUs issued by the Financial Accounting Standards Board and the impact of the adoption on the Company's financial statements.

| Standard | Description of Requirements | Effective date and method of adoption | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans | This standard, issued in August 2018, eliminates certain disclosure requirements that are no longer considered cost beneficial and requires new disclosures that are considered relevant. | December 31, 2020 using the retrospective method. | Adoption of the ASU had no effect on the Company's financial condition, results of operations, or cash flows. The adoption results in various disclosure changes that have been included in Note 11, Benefit Plans. |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| Standard | Description of Requirements | Effective date and method of adoption | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2018-15, Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract | This standard, issued in August 2018, requires a customer in a hosting arrangement that is a service contract to follow the guidance for internal-use software projects to determine which implementation costs to capitalize as an asset. Capitalized implementation costs are required to be expensed over the term of the hosting arrangement. In addition, a customer is required to apply the impairment and abandonment guidance for long-lived assets to the capitalized implementation costs. Balances related to capitalized implementation costs must be presented in the same financial statement line items as other hosting arrangement balances, and additional disclosures are required. | January 1, 2020 using the prospective method. | Adoption of the ASU did not have a material impact on the Company's financial condition, results of operations, or cash flows. |
| ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement | This standard, issued in August 2018, simplifies certain disclosure requirements for fair value measurement. | January 1, 2020 using the transition method prescribed for each applicable provision. | Adoption of this ASU had no effect on the Company's financial condition, results of operations, or cash flows. The adoption resulted in various disclosure changes that have been included in Note 4, *Fair Value Measurements*. |
| ASU 2016-13, Measurement of Credit Losses on Financial Instruments | This standard, issued in June 2016: <br>• Introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments, <br>• Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts, <br>• Modifies the impairment model for available-for-sale debt securities, and <br>• Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination. <br>In addition, the FASB issued various amendments during 2018, 2019, and 2020 to clarify the provisions of ASU 2016-13. | January 1, 2020, using the modified retrospective method for financial assets measured at amortized cost and the prospective method for available-for-sale debt securities. | The Company recorded a $8 decrease, net of tax, to Unappropriated retained earnings as of January 1, 2020 for the cumulative effect of adopting ASU 2016-13. The transition adjustment includes recognition of an allowance for credit losses of $12 related to mortgage loans, net of the effect of DAC/VOBA and other intangibles of $2 and deferred income taxes of $2. <br><br>The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. <br><br>In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2016-13. (See the Significant Accounting Policies section.) <br><br>Comparative information has not been adjusted and continues to be reported under previously applicable U.S. GAAP. |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| Standard | Description of Requirements | Effective date and method of adoption | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income | This standard, issued in February 2018, permits a reclassification from accumulated other comprehensive income ("AOCI") to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because U.S. GAAP requires that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income. | January 1, 2019 with the change reported in the period of adoption. | The impact to the January 1, 2019 Consolidated Balance Sheet was an increase to AOCI of $137, with a corresponding decrease to Retained earnings. The ASU did not have a material impact on the Company's results of operations, cash flows, or disclosures. |
| ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities | This standard, issued in August 2017, enables entities to better portray risk management activities in their financial statements, as follows: <br> • Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk, <br> • Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item, and <br> • Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and modifies required disclosures. <br><br> In October 2018, the FASB issued an amendment which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting. | January 1, 2019, using the modified retrospective method, with the exception of the presentation and disclosure requirements which were adopted prospectively. | The adoption had no effect on the Company's financial condition, results of operations, or cash flows. As a result of the adoption, the Company has updated its Derivatives accounting policy with respect to fair value and cash flow hedges. Other required disclosure changes have been included in Note 3, *Derivative Financial Instruments*. |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| Standard | Description of Requirements | Effective date and method of adoption | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2016-02, Leases | This standard, issued in February 2016, requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms of more than 12 months. The lease liability will be measured as the present value of the lease payments, and the asset will be based on the liability. For income statement purposes, expense recognition will depend on the lessee's classification of the lease as either finance, with a front-loaded amortization expense pattern similar to current capital leases, or operating, with a straight-line expense pattern similar to current operating leases. Lessor accounting will be similar to the current model, and lessors will be required to classify leases as operating, direct financing, or sales-type.<br><br>ASU 2016-02 also replaces the sale-leaseback guidance to align with the new revenue recognition standard, addresses statement of operation and statement of cash flow classification, and requires additional disclosures for all leases. In addition, the FASB issued various amendments during 2018 to clarify and simplify the provisions and implementation guidance of ASU 2016-02. | January 1, 2019 using the modified retrospective method. | The adoption did not have a material impact on the Company's financial condition, results of operations, or cash flows. |
| ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities | This standard, issued in January 2016, addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, including requiring:<br>• Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.<br>• Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost. | January 1, 2018 using the modified retrospective method, except for certain provisions that were required to be applied using the prospective method. | The impact to the January 1, 2018 Consolidated Balance Sheet was a $12 increase, net of tax, to Retained earnings (deficit) with a corresponding decrease of $12, net of tax, to AOCI to recognize the unrealized gain associated with Equity securities. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. Under previous guidance, prior to January 1, 2018, Equity securities were classified as available for sale with changes in fair value recognized in Other comprehensive income. |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| Standard | Description of Requirements | Effective date and method of adoption | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2014-09, Revenue from Contracts with Customers | This standard, issued in May 2014, requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance. | January 1, 2018 using the modified retrospective method. | The adoption had no impact on revenue recognition. However, the adoption resulted in a $95 increase in Other assets to capitalize costs to obtain and fulfill certain financial services contracts. This adjustment was offset by a related $19 increase in deferred tax liabilities, resulting in a net $76 increase to Retained earnings (deficit) on the Consolidated Balance Sheet as of January 1, 2018. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2014-09. (See the Significant Accounting Policies section.)<br><br>Comparative information has not been adjusted and continues to be reported under previous revenue recognition guidance. As of December 31, 2018, the adoption of ASU 2014-09 resulted in a $105 increase in Other assets, reduced by a related $22 decrease in Deferred income taxes, resulting in a net $83 increase to Retained earnings (deficit) on the Consolidated Balance Sheet. For the year ended December 31, 2018, the adoption resulted in a $3 increase in Operating expenses on the Consolidated Statement of Operations and had no impact on Net cash provided by operating activities. |

*Future Adoption of Accounting Pronouncements*

The following table provides a description of future adoptions of new accounting standards that may have an impact on the Company's financial statements when adopted:

| Standard | Description of Requirements | Effective date and transition provisions | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2020-04, Reference Rate Reform | This standard, issued in March 2020, provides temporary optional expedients and exceptions for applying U.S. GAAP principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met.<br><br>In January, 2021, the FASB issued ASU 2021-01 which clarified the scope of relief related to ASU 2020-04. | The amendments are effective as of March 12, 2020, the issuance date of the ASU. An entity may elect to apply the amendments prospectively through December 31, 2022. | The Company expects that it will elect to apply some of the expedients and exceptions provided in ASU 2020-04; however, the Company is still evaluating the guidance, and therefore, the impact of the adoption of ASU 2020-04 on the Company's financial condition and results of operations has not yet been determined. |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| Standard | Description of Requirements | Effective date and transition provisions | Effect on the financial statements or other significant matters |
|---|---|---|---|
| ASU 2019-12, Simplifying the Accounting for Income Taxes | This standard, issued in December 2019, simplifies the accounting for income taxes by eliminating certain exceptions to the general principles and simplifying several aspects of ASC 740, Income taxes, including requirements related to the following:<br>• The intraperiod tax allocation exception to the incremental approach,<br>• The tax basis step-up in goodwill obtained in a transaction that is not a business combination,<br>• Hybrid tax regimes,<br>• Ownership changes in investments - changes from a subsidiary to an equity method investment,<br>• Separate financial statements of entities not subject to tax,<br>• Interim-period accounting for enacted changes in tax law, and<br>• The year-to-date loss limitation in interimperiod tax accounting. | January 1, 2021 with early adoption permitted. Early adoption in an interim period must reflect any adjustments as of the beginning of the annual period. Initial adoption of ASU 2019-12 is required to be reported on a prospective basis, except for certain provisions that are required to be applied retrospectively or modified retrospectively. | The Company intends to adopt ASU 2019-12 as of January 1, 2021 on a prospective basis, except for those provisions that are required to be applied on a retrospective or modified retrospective basis. The Company does not expect ASU 2019-12 to have a material impact on the Company's financial condition, results of operations, or cash flows. |
| ASU 2018-12, Targeted Improvements to the Accounting for Long- Duration Contracts | This standard, issued in August 2018, changes the measurement and disclosures of insurance liabilities and deferred acquisition costs ("DAC") for long-duration contracts issued by insurers. | In November, 2020, the FASB released ASU 2020-11, which deferred the effective date of the amendments in ASU 2018-12 for SEC filers to fiscal years ending after December 15, 2022, including interim periods within those fiscal years. Initial adoption for the liability for future policy benefits and DAC is required to be reported using either a full retrospective or modified retrospective approach. For market risk benefits, full retrospective application is required. | The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated. While it is not possible to estimate the expected impact of adoption at this time, the Company believes there is a reasonable possibility that implementation of ASU 2018-12 may result in a significant impact on Shareholder's equity and future earnings patterns. |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 2. Investments

*Fixed Maturities*

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2020:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | Allowance for credit losses |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 535 | $ 186 | $ — | $ — | $ 721 | $ — |
| U.S. Government agencies and authorities | 18 | 1 | — | — | 19 | — |
| State, municipalities and political subdivisions | 698 | 116 | — | — | 814 | — |
| U.S. corporate public securities | 7,632 | 1,531 | 7 | — | 9,156 | — |
| U.S. corporate private securities | 3,870 | 536 | 27 | — | 4,379 | — |
| Foreign corporate public securities and foreign governments[1] | 2,539 | 413 | 1 | — | 2,951 | — |
| Foreign corporate private securities[1] | 2,991 | 348 | 25 | — | 3,303 | 11 |
| Residential mortgage-backed securities | 4,071 | 171 | 15 | 11 | 4,237 | 1 |
| Commercial mortgage-backed securities | 2,712 | 207 | 26 | — | 2,893 | — |
| Other asset-backed securities | 1,500 | 28 | 6 | — | 1,520 | 2 |
| Total fixed maturities, including securities pledged | 26,566 | 3,537 | 107 | 11 | 29,993 | 14 |
| Less: Securities pledged | 169 | 52 | 1 | — | 220 | — |
| Total fixed maturities | $ 26,397 | $ 3,485 | $ 106 | $ 11 | $ 29,773 | $ 14 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2019:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3][4] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 565 | $ 129 | $ 3 | $ — | $ 691 | $ — |
| U.S. Government agencies and authorities | 19 | — | — | — | 19 | — |
| State, municipalities and political subdivisions | 747 | 68 | — | — | 815 | — |
| U.S. corporate public securities | 7,103 | 941 | 13 | — | 8,031 | — |
| U.S. corporate private securities | 3,776 | 306 | 16 | — | 4,066 | — |
| Foreign corporate public securities and foreign governments[1] | 2,417 | 265 | 3 | — | 2,679 | — |
| Foreign corporate private securities[1] | 3,171 | 205 | 1 | — | 3,375 | — |
| Residential mortgage-backed securities | 3,685 | 125 | 11 | 11 | 3,810 | 2 |
| Commercial mortgage-backed securities | 2,381 | 122 | 3 | — | 2,500 | — |
| Other asset-backed securities | 1,472 | 15 | 13 | — | 1,474 | 1 |
| Total fixed maturities, including securities pledged | 25,336 | 2,176 | 63 | 11 | 27,460 | 3 |
| Less: Securities pledged | 749 | 85 | 6 | — | 828 | — |
| Total fixed maturities | $ 24,587 | $ 2,091 | $ 57 | $ 11 | $ 26,632 | $ 3 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $194 of net unrealized gains on impaired available-for-sale securities.

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2020, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. Mortgage-backed securities ("MBS") and Other asset-backed securities ("ABS") are shown separately because they are not due at a single maturity date.

| | Amortized Cost | Fair Value |
|---|---|---|
| Due to mature: | | |
| One year or less | $ 788 | $ 797 |
| After one year through five years | 3,421 | 3,686 |
| After five years through ten years | 5,244 | 5,980 |
| After ten years | 8,830 | 10,880 |
| Mortgage-backed securities | 6,783 | 7,130 |
| Other asset-backed securities | 1,500 | 1,520 |
| Fixed maturities, including securities pledged | $ 26,566 | $ 29,993 |

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer. As of December 31, 2020 and 2019, the Company did not have any investments in a single issuer, other than obligations of the U.S.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Government and government agencies, with a carrying value in excess of 10% of the Company's Consolidated Shareholder's equity.

The following tables present the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

| | Amortized Cost | | Gross Unrealized Capital Gains | | Gross Unrealized Capital Losses | | Fair Value | |
|---|---|---|---|---|---|---|---|---|
| **December 31, 2020** | | | | | | | | |
| Communications | $ | 950 | $ | 231 | $ | 1 | $ | 1,180 |
| Financial | | 2,921 | | 472 | | 2 | | 3,391 |
| Industrial and other companies | | 7,284 | | 1,155 | | 13 | | 8,426 |
| Energy | | 1,571 | | 259 | | 22 | | 1,808 |
| Utilities | | 3,025 | | 530 | | 1 | | 3,554 |
| Transportation | | 929 | | 128 | | 20 | | 1,037 |
| Total | $ | 16,680 | $ | 2,775 | $ | 59 | $ | 19,396 |
| | | | | | | | | |
| **December 31, 2019** | | | | | | | | |
| Communications | $ | 1,002 | $ | 156 | $ | — | $ | 1,158 |
| Financial | | 2,650 | | 302 | | — | | 2,952 |
| Industrial and other companies | | 7,053 | | 667 | | 11 | | 7,709 |
| Energy | | 1,675 | | 185 | | 18 | | 1,842 |
| Utilities | | 2,913 | | 294 | | 1 | | 3,206 |
| Transportation | | 856 | | 78 | | 2 | | 932 |
| Total | $ | 16,149 | $ | 1,682 | $ | 32 | $ | 17,799 |

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Condensed Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and reported at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated.  As of December 31, 2020 and 2019, approximately 48.2% and 48.4%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

*Repurchase Agreement*

As of December 31, 2020 and 2019, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Securities Pledged*

The Company engages in securities lending whereby the initial collateral is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in high quality liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss. As of December 31, 2020 and 2019, the fair value of loaned securities was $143 and $715, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

If cash is received as collateral, the lending agent retains the cash collateral and invests it in short-term liquid assets on behalf of the Company. As of December 31, 2020 and 2019, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $74 and $650, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2020 and 2019, liabilities to return collateral of $74 and $650, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The Company accepts non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected on the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2020 and 2019, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $70 and $91, respectively.

The following table presents borrowings under securities pledged transactions by asset class pledged for the dates indicated:

| | December 31, 2020[1][2] | December 31, 2019[1][2] |
|---|---|---|
| U.S. Treasuries | $ 70 | $ 109 |
| U.S. corporate public securities | 54 | 447 |
| Foreign corporate public securities and foreign governments | 20 | 185 |
| Equity Securities | — | — |
| Payables under securities loan agreements | $ 144 | $ 741 |

[1] As of December 31, 2020 and December 31, 2019, borrowings under securities lending transactions include cash collateral of $74 and $650, respectively.
[2] As of December 31, 2020 and December 31, 2019, borrowings under securities lending transactions include non-cash collateral of $70 and $91, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

*Variable Interest Entities ("VIEs")*

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value and ownership interest of these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Securitizations*

The Company invests in various tranches of securitization entities, including Residential mortgage-backed securities ("RMBS"), Commercial mortgage-backed securities ("CMBS") and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Fair Value Measurements* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

*Allowance for credit losses*

The following table presents a rollforward of the allowance for credit losses on available-for-sale fixed maturity securities for the period presented:

| | Year Ended December 31, 2020 | | | | |
|---|---|---|---|---|---|
| | Residential mortgage-backed securities | Commercial mortgage-backed securities | Foreign corporate private securities | Other asset-backed securities | Total |
| Balance as of January 1 | $ — | $ — | $ — | $ — | $ — |
| Credit losses on securities for which credit losses were not previously recorded | 1 | — | 11 | 2 | 14 |
| Initial allowance for credit losses recognized on financial assets accounted for as PCD (Purchased Credit Deteriorated) | — | — | — | — | — |
| Reductions for securities sold during the period | — | — | — | — | — |
| Reductions for intent to sell or more likely than not will be required to sell securities prior to recovery of amortized cost | — | — | — | — | — |
| Increase (decrease) on securities with allowance recorded in previous period | — | — | — | — | — |
| Write-offs | — | — | — | — | — |
| Recoveries of amounts previously written off | — | — | — | — | — |
| Balance as of December 31 | $ 1 | $ — | $ 11 | $ 2 | $ 14 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Unrealized Capital Losses*

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2020:

| | Twelve Months or Less Below Amortized Cost | | | More Than Twelve Months Below Amortized Cost | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Number of securities | Fair Value | Unrealized Capital Losses | Number of securities | Fair Value | Unrealized Capital Losses | Number of securities |
| U.S. Treasuries | $ 8 | $ — | 2 | $ — | $ — | — | $ 8 | $ — | 2 |
| U.S. Government, agencies and authorities | — | — | — | — | — | — | — | — | — |
| State, municipalities and political subdivisions | 5 | — | 2 | — | — | — | 5 | — | 2 |
| U.S. corporate public securities | 199 | 5 | 182 | 22 | 2 | 4 | 221 | 7 | 186 |
| U.S. corporate private securities | 316 | 10 | 29 | 71 | 17 | 7 | 387 | 27 | 36 |
| Foreign corporate public securities and foreign governments | 32 | 1 | 22 | 6 | — | 2 | 38 | 1 | 24 |
| Foreign corporate private securities | 176 | 25 | 20 | 3 | — | 1 | 179 | 25 | 21 |
| Residential mortgage-backed | 613 | 11 | 134 | 119 | 4 | 54 | 732 | 15 | 188 |
| Commercial mortgage-backed | 579 | 25 | 105 | 33 | 1 | 7 | 612 | 26 | 112 |
| Other asset-backed | 206 | 1 | 59 | 265 | 5 | 88 | 471 | 6 | 147 |
| Total | $ 2,134 | $ 78 | 555 | $ 519 | $ 29 | 163 | $ 2,653 | $ 107 | 718 |

The Company concluded that an allowance for credit losses was unnecessary for these securities because the unrealized losses are not credit related.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2019:

| | Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| U.S. Treasuries | $ 68 | $ 3 | $ 12 | $ — * | $ 80 | $ 3 |
| U.S. Government, agencies and authorities | 18 | — * | — | — | 18 | — * |
| State, municipalities and political subdivisions | 21 | — * | — | — | 21 | — * |
| U.S. corporate public securities | 97 | 3 | 131 | 10 | 228 | 13 |
| U.S. corporate private securities | 75 | — * | 134 | 16 | 209 | 16 |
| Foreign corporate public securities and foreign governments | 6 | — * | 53 | 3 | 59 | 3 |
| Foreign corporate private securities | 21 | — * | 56 | 1 | 77 | 1 |
| Residential mortgage-backed | 535 | 6 | 139 | 5 | 674 | 11 |
| Commercial mortgage-backed | 331 | 3 | 18 | — * | 349 | 3 |
| Other asset-backed | 217 | 2 | 500 | 11 | 717 | 13 |
| Total | $ 1,389 | $ 17 | $ 1,043 | $ 46 | $ 2,432 | $ 63 |
| Total number of securities in an unrealized loss position | | 289 | | 278 | | 567 |

*Less than $1.

Based on the Company's quarterly evaluation of its securities in a unrealized loss position, described below, the Company concluded that these securities were not impaired as of December 31, 2020. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases. See the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements for the policy used to evaluate whether the investments are impaired.

Gross unrealized capital losses on fixed maturities, including securities pledged, increased $44 from $63 to $107 for the year ended December 31, 2020. The increase in gross unrealized capital losses was primarily due to higher interest rates in the longer end of the yield curve. As of December 31, 2020, $5 of the total $107 of gross unrealized losses were from 3 available-for-sale fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for 12 months or greater.

*Evaluating Securities for Impairments*

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities in accordance with its impairment policy in order to evaluate whether such investments are impaired.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2020 | | 2019 | | 2018 | |
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| State municipalities, and political subdivisions | $ — | 6 | $ —* | 6 | $ — | — |
| U.S. corporate public securities | 12 | 43 | 11 | 25 | 6 | 2 |
| U.S. corporate private securities | — | 2 | 1 | 16 | — | — |
| Foreign corporate public securities and foreign governments[1] | 1 | 22 | 3 | 15 | 2 | 3 |
| Foreign corporate private securities[1] | — | 7 | 18 | 11 | 9 | 1 |
| Residential mortgage-backed | 3 | 44 | 4 | 71 | 3 | 58 |
| Commercial mortgage-backed | 20 | 106 | —* | 18 | —* | 1 |
| Other asset-backed | 1 | 61 | 3 | 73 | —* | 1 |
| Total | $ 37 | 291 | $ 40 | 235 | $ 20 | 66 |
| Credit Impairments | $ — | | $ 20 | | $ 14 | |
| Intent Impairments | $ 37 | | $ 20 | | $ 6 | |

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

For the year ended December 31, 2020 intent impairments in the amount of $26 were recorded on assets designated to be included in the reinsurance agreement associated with the Individual Life Transaction.

*Troubled Debt Restructuring*

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2020, the Company had eight new commercial mortgage loan troubled debt restructurings with a pre-modification carrying value and post-modification carrying value of $45. For the year ended December 31, 2020, the Company had no new private placement troubled debt restructuring. As of December 31, 2019, the Company had one commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

As of December 31, 2020 and 2019, the Company did not have any private placements modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2020, the Company had no commercial mortgage loans modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2019, the Company had one commercial mortgage loan modified in a troubled debt restructuring with a subsequent payment default.

*Mortgage Loans on Real Estate*

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following tables present commercial mortgage loans by year of origination and LTV ratio as of the dates indicated.

| Year of Origination | 0% - 50% | | >50% - 60% | | >60% - 70% | | >70% - 80% | | >80% and above | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | **As of December 31, 2020** | | | | | | | |
| | | | | | **Loan-to-Value Ratios** | | | | | | | |
| 2020 | $ | 164 | $ | 206 | $ | 39 | $ | — | $ | — | $ | 409 |
| 2019 | | 209 | | 165 | | 107 | | — | | — | | 481 |
| 2018 | | 124 | | 91 | | 73 | | — | | — | | 288 |
| 2017 | | 499 | | 356 | | 6 | | — | | — | | 861 |
| 2016 | | 399 | | 275 | | 1 | | — | | — | | 675 |
| 2015 | | 407 | | 68 | | — | | — | | — | | 475 |
| 2014 and prior | | 1,167 | | 323 | | 15 | | — | | — | | 1,505 |
| Total | $ | 2,969 | $ | 1,484 | $ | 241 | $ | — | $ | — | $ | 4,694 |
| | | | | | **As of December 31, 2019** | | | | | | | |
| | | | | | **Loan-to-Value Ratios** | | | | | | | |
| 2019 | | 85 | | 96 | | 145 | | 170 | | 26 | | 522 |
| 2018 | | 4 | | 88 | | 110 | | 133 | | 14 | | 349 |
| 2017 | | 101 | | 244 | | 566 | | 13 | | 10 | | 934 |
| 2016 | | 46 | | 150 | | 470 | | 31 | | — | | 697 |
| 2015 | | 10 | | 343 | | 168 | | 8 | | — | | 529 |
| 2014 and prior | | 134 | | 252 | | 1,093 | | 154 | | — | | 1,633 |
| Total | $ | 380 | $ | 1,173 | $ | 2,552 | $ | 509 | $ | 50 | $ | 4,664 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following tables present commercial mortgage loans by year of origination and DSC ratio as of the dates indicated.

| | | | | | Commercial mortgage loans secured by land or construction | |
|---|---|---|---|---|---|---|
| **As of December 31, 2020** | | | | | | |
| **Debt Service Coverage Ratios** | | | | | | |
| **Year of Origination** | **>1.5x** | **>1.25x - 1.5x** | **>1.0x - 1.25x** | **<1.0x** | **loans** | **Total** |
| 2020 | $ 298 | $ 93 | $ 18 | $ — | $ — | $ 409 |
| 2019 | 319 | 77 | 36 | 49 | — | 481 |
| 2018 | 102 | 79 | 60 | 47 | — | 288 |
| 2017 | 494 | 204 | 103 | 60 | — | 861 |
| 2016 | 591 | 53 | 31 | — | — | 675 |
| 2015 | 445 | 23 | — | 7 | — | 475 |
| 2014 and prior | 1,231 | 155 | 72 | 47 | — | 1,505 |
| Total | $ 3,480 | $ 684 | $ 320 | $ 210 | $ — | $ 4,694 |

| | | | | | Commercial mortgage loans secured by land or construction | |
|---|---|---|---|---|---|---|
| **As of December 31, 2019** | | | | | | |
| **Debt Service Coverage Ratios** | | | | | | |
| **Year of Origination** | **>1.5x** | **>1.25x - 1.5x** | **>1.0x - 1.25x** | **<1.0x** | **loans** | **Total** |
| 2019 | 353 | 127 | 42 | — | — | 522 |
| 2018 | 236 | 3 | 60 | 50 | — | 349 |
| 2017 | 481 | 238 | 133 | 82 | — | 934 |
| 2016 | 615 | 59 | 23 | — | — | 697 |
| 2015 | 492 | 32 | — | 5 | — | 529 |
| 2014 and prior | 1,358 | 128 | 88 | 59 | — | 1,633 |
| Total | $ 3,535 | $ 587 | $ 346 | $ 196 | $ — | $ 4,664 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following tables present the commercial mortgage loans by year of origination and U.S. region as of the dates indicated.

**As of December 31, 2020**

**U.S. Region**

| Year of Origination | Pacific | South Atlantic | Middle Atlantic | West South Central | Mountain | East North Central | New England | West North Central | East South Central | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| 2020 | $ 84 | $ 159 | $ 35 | $ 37 | $ 32 | $ 29 | $ 1 | $ 12 | $ 20 | $ 409 |
| 2019 | 63 | 122 | 11 | 137 | 54 | 39 | 17 | 11 | 27 | 481 |
| 2018 | 49 | 98 | 57 | 34 | 26 | 11 | | 13 | — | 288 |
| 2017 | 99 | 98 | 352 | 136 | 74 | 60 | 5 | 37 | — | 861 |
| 2016 | 156 | 127 | 180 | 32 | 72 | 72 | 9 | 21 | 6 | 675 |
| 2015 | 109 | 133 | 100 | 30 | 42 | 48 | 9 | 4 | — | 475 |
| 2014 and prior | 417 | 290 | 226 | 111 | 156 | 132 | 40 | 104 | 29 | 1,505 |
| Total | $ 977 | $ 1,027 | $ 961 | $ 517 | $ 456 | $ 391 | $ 81 | $ 202 | $ 82 | $ 4,694 |

**As of December 31, 2019**

**U.S. Region**

| Year of Origination | Pacific | South Atlantic | Middle Atlantic | West South Central | Mountain | East North Central | New England | West North Central | East South Central | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| 2019 | 63 | 127 | 26 | 155 | 53 | 43 | 18 | 11 | 26 | 522 |
| 2018 | 50 | 132 | 60 | 43 | 26 | 11 | — | 12 | 15 | 349 |
| 2017 | 103 | 99 | 396 | 151 | 77 | 60 | 5 | 43 | — | 934 |
| 2016 | 158 | 132 | 187 | 32 | 75 | 77 | 9 | 21 | 6 | 697 |
| 2015 | 125 | 160 | 103 | 34 | 43 | 50 | 10 | 4 | — | 529 |
| 2014 and prior | 445 | 316 | 247 | 122 | 168 | 142 | 42 | 121 | 30 | 1,633 |
| Total | $ 944 | $ 966 | $ 1,019 | $ 537 | $ 442 | $ 383 | $ 84 | $ 212 | $ 77 | $ 4,664 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

The following tables present the commercial mortgage loans by year of origination and property type as of the dates indicated.

### As of December 31, 2020

| Year of Origination | Retail | Industrial | Apartments | Office | Hotel/Motel | Other | Mixed Use | Total |
|---|---|---|---|---|---|---|---|---|
| 2020 | $ 51 | $ 73 | $ 141 | $ 144 | $ — | $ — | $ — | $ 409 |
| 2019 | 32 | 73 | 283 | 71 | 22 | — | — | 481 |
| 2018 | 49 | 78 | 124 | 17 | 3 | 17 | — | 288 |
| 2017 | 102 | 415 | 204 | 136 | 4 | — | — | 861 |
| 2016 | 129 | 244 | 138 | 144 | 9 | 7 | 4 | 675 |
| 2015 | 121 | 180 | 65 | 51 | 17 | 41 | — | 475 |
| 2014 and prior | 671 | 125 | 273 | 210 | 62 | 125 | 39 | 1,505 |
| Total | $ 1,155 | $ 1,188 | $ 1,228 | $ 773 | $ 117 | $ 190 | $ 43 | $ 4,694 |

### As of December 31, 2019

| Year of Origination | Retail | Industrial | Apartments | Office | Hotel/Motel | Other | Mixed Use | Total |
|---|---|---|---|---|---|---|---|---|
| 2019 | 33 | 90 | 299 | 81 | 19 | — | — | 522 |
| 2018 | 52 | 91 | 152 | 32 | 4 | 18 | — | 349 |
| 2017 | 104 | 461 | 218 | 147 | 4 | — | — | 934 |
| 2016 | 131 | 254 | 147 | 146 | 8 | 7 | 4 | 697 |
| 2015 | 148 | 185 | 69 | 62 | 23 | 42 | — | 529 |
| 2014 and prior | 730 | 135 | 300 | 229 | 69 | 130 | 40 | 1,633 |
| Total | $ 1,198 | $ 1,216 | $ 1,185 | $ 697 | $ 127 | $ 197 | $ 44 | $ 4,664 |

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

| | 2020 |
|---|---|
| Allowance for credit losses, balance at January 1 | $ 12 [1] |
| Credit losses on mortgage loans for which credit losses were not previously recorded | 5 |
| Increase (decrease) on mortgage loans with allowance recorded in previous period | 52 |
| Provision for expected credit losses | 69 |
| Write-offs | (2) |
| Recoveries of amounts previously written-off | — |
| Allowance for credit losses, balance at December 31 | $ 67 |

[1] On January 1, 2020, as a result of implementing ASU 2016-13 Measurement of Credit Losses of Financial Instruments, the Company recorded a transition adjustment on a continuing basis for Allowance for credit losses on mortgage loans on real estate of $12.

While still heavily impacted by COVID-19, the Commercial Mortgage Loan portfolio allowance increased by $28 during the fourth quarter as certain sectors of the economy resumed operations, albeit at lower than pre-pandemic levels. We continue to observe distress in the hotel sector.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

To provide temporary financial assistance to our commercial mortgage loans borrowers adversely affected by COVID-19 related stress, the Company has provided payment forbearance to approximately 7% of the outstanding principal amount of our commercial mortgage loans. Deferred payment amounts are expected to be repaid across the 12 months following the end of the agreed upon forbearance period. No modifications to any commercial mortgage loans have been made as of the issuance date of this filing.

The following table presents past due commercial mortgage loans as of the dates indicated:

| Delinquency: | | December 31, 2020 | | December 31, 2019 |
|---|---|---|---|---|
| Current | $ | 4,691 | $ | 4,664 |
| 30-59 days past due | | — | | — |
| 60-89 days past due | | — | | — |
| Greater than 90 days past due | | 3 | | — |
| Total | $ | 4,694 | $ | 4,664 |

Commercial mortgage loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. As of December 31, 2020, the Company had one commercial mortgage loans in non-accrual status. As of December 31, 2019, the Company had no commercial mortgage loans in non-accrual status. There was no interest income recognized on loans in non-accrual status for the years ended December 31, 2020 and December 31, 2019.

As of December 31, 2020 and December 31, 2019, the Company had no commercial mortgage loans that were over 90 days or more past due but are not on non-accrual status. The Company had no commercial mortgage loans on non-accrual status for which there is no related allowance for credit losses as of December 31, 2020.

*Net Investment Income*

The following table summarizes Net investment income for the periods indicated:

| | | **Year Ended December 31,** | | | | |
|---|---|---|---|---|---|---|
| | | **2020** | | **2019** | | **2018** |
| Fixed maturities | $ | 1,603 | $ | 1,432 | $ | 1,363 |
| Equity securities | | 9 | | 6 | | 5 |
| Mortgage loans on real estate | | 200 | | 224 | | 220 |
| Policy loans | | 12 | | 7 | | 9 |
| Short-term investments and cash equivalents | | 2 | | 3 | | 3 |
| Other | | 107 | | 91 | | 95 |
| Gross investment income | | 1,933 | | 1,763 | | 1,695 |
| Less: investment expenses | | 75 | | 74 | | 72 |
| Net investment income | $ | 1,858 | $ | 1,689 | $ | 1,623 |

As of December 31, 2020 and 2019, the Company had $1 and $0, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Net Realized Capital Gains (Losses)*

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. Net realized capital gains (losses) also include changes in fair value of equity securities. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

|  | **Year Ended December 31,** | | |
|  | **2020** | **2019** | **2018** |
|---|---|---|---|
| Fixed maturities, available-for-sale, including securities pledged | $ (23) | $ 11 | $ (69) |
| Fixed maturities, at fair value option | (257) | (47) | (227) |
| Equity securities | 3 | (16) | (4) |
| Derivatives | 49 | (82) | (36) |
| Embedded derivatives - fixed maturities | — | 2 | (4) |
| Guaranteed benefit derivatives | (27) | (11) | 94 |
| Mortgage Loans | (56) | — | — |
| Other investments | 1 | (1) | 4 |
| Net realized capital gains (losses) | $ (310) | $ (144) | $ (242) |

Proceeds from the sale of fixed maturities, available-for-sale, and equity securities and the related gross realized gains and losses, before tax were as follows for the periods indicated:

|  | **Year Ended December 31,** | | |
|  | **2020** | **2019** | **2018** |
|---|---|---|---|
| Proceeds on sales | $ 1,512 | $ 2,418 | $ 2,498 |
| Gross gains | 85 | 30 | 14 |
| Gross losses | 59 | 25 | 50 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### 3.        Derivative Financial Instruments

The Company primarily enters into the following types of derivatives:

*Interest rate swaps:* Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Foreign exchange swaps:* The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Futures:* The Company uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices.
.
*Managed custody guarantees ("MCGs"):* The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

*Embedded derivatives:* The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rules related to the variation margin payments, the Company is required to adjust the derivative balances with the variation margin payments related to its cleared derivatives executed through CME.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

| | December 31, 2020 | | | December 31, 2019 | | |
|---|---|---|---|---|---|---|
| | Notional Amount | Asset Fair Value | Liability Fair Value | Notional Amount | Asset Fair Value | Liability Fair Value |
| **Derivatives: Qualifying for hedge accounting**[1] | | | | | | |
| Cash flow hedges: | | | | | | |
| Interest rate contracts | $ 18 | $ — | $ — | $ 23 | $ — | $ — |
| Foreign exchange contracts | 628 | 3 | 36 | 652 | 10 | 18 |
| **Derivatives: Non-qualifying for hedge accounting**[1] | | | | | | |
| Interest rate contracts | 14,155 | 137 | 171 | 18,640 | 210 | 261 |
| Foreign exchange contracts | 83 | — | 3 | 54 | — | 1 |
| Equity contracts | 55 | 5 | 5 | 63 | 4 | 3 |
| Credit contracts | 188 | — | 1 | 182 | — | 2 |
| **Embedded derivatives and Managed custody guarantees:** | | | | | | |
| Within fixed maturity investments | N/A | 11 | — | N/A | 11 | — |
| Within products | N/A | — | 59 | N/A | — | 33 |
| Within reinsurance agreements | N/A | — | — | N/A | — | 23 |
| Managed custody guarantees | N/A | — | 4 | N/A | — | — |
| Total | | $ 156 | $ 279 | | $ 235 | $ 341 |

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2020 and 2019. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts are presented in the tables below as of the dates indicated:

| | December 31, 2020 | | |
| --- | --- | --- | --- |
| | Notional Amount | Asset Fair Value | Liability Fair Value |
| Credit contracts | $ 188 | $ — | $ 1 |
| Equity contracts | 55 | 5 | 5 |
| Foreign exchange contracts | 711 | 3 | 39 |
| Interest rate contracts | 12,567 | 137 | 171 |
| | | 145 | 216 |
| Counterparty netting[1] | | (141) | (141) |
| Cash collateral netting[1] | | (1) | (43) |
| Securities collateral netting[1] | | — | (28) |
| Net receivables/payables | | $ 3 | $ 4 |

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

| | December 31, 2019 | | |
| --- | --- | --- | --- |
| | Notional Amount | Asset Fair Value | Liability Fair Value |
| Credit contracts | $ 182 | $ — | $ 2 |
| Equity contracts | 63 | 4 | 3 |
| Foreign exchange contracts | 706 | 10 | 19 |
| Interest rate contracts | 17,621 | 210 | 261 |
| | | 224 | 285 |
| Counterparty netting[1] | | (217) | (217) |
| Cash collateral netting[1] | | (6) | (58) |
| Securities collateral netting[1] | | — | (5) |
| Net receivables/payables | | $ 1 | $ 5 |

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

*Collateral*

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2020, the Company held $5 and delivered $43 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2019, the Company held $7 and $55 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2020, the Company delivered $77 of securities and held no securities as collateral. As of December 31, 2019, the Company delivered $113 of securities and held no securities as collateral.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives qualifying for hedge accounting on the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income are as follows for the period indicated:

| | Year Ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | **2020** | | **2019** | |
| | **Interest Rate Contracts** | **Foreign Exchange Contracts** | **Interest Rate Contracts** | **Foreign Exchange Contracts** |
| **Derivatives: Qualifying for hedge accounting** | | | | |
| Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income | Net Investment Income | Net Investment Income and Other Net Realized Capital Gains/(Losses) | Net Investment Income | Net Investment Income and Other Net Realized Capital Gains/(Losses) |
| Amount of Gain or (Loss) Recognized in Other Comprehensive Income . . . . . . . . | $ 1 | $ (23) | $ 2 | $ — |
| Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 7 | — | 10 |

The location and amount of gain (loss) recognized in the Consolidated Statements of Operations for derivatives qualifying for hedge accounting are as follows for the period indicated:

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2020** | | **2019** | |
| | **Net Investment Income** | **Other net realized capital gains/(losses)** | **Net Investment Income** | **Other net realized capital gains/ (losses)** |
| **Total amounts of line items presented in the statement of operations in which the effects of cash flow hedges are recorded** | $ 1,858 | $ (273) | $ 1,689 | $ (101) |
| **Derivatives: Qualifying for hedge accounting** | | | | |
| Cash flow hedges: | | | | |
| Foreign exchange contracts: | | | | |
| Gain (loss) reclassified from accumulated other comprehensive income into income . . | 10 | (3) | 10 | — |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives not designated as hedging instruments on the Consolidated Statements of Operations are as follows for the periods indicated:

| | Location of Gain or (Loss) Recognized in Income on Derivative | Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2020 | 2019 | 2018 |
| **Derivatives: Non-qualifying for hedge accounting** | | | | |
| Interest rate contracts | Other net realized capital gains (losses) | $ 51 | $ (85) | $ (44) |
| Foreign exchange contracts | Other net realized capital gains (losses) | (2) | 1 | 1 |
| Equity contracts | Other net realized capital gains (losses) | — | 1 | — |
| Credit contracts | Other net realized capital gains (losses) | 3 | 1 | (1) |
| **Embedded derivatives and Managed custody guarantees:** | | | | |
| Within fixed maturity investments | Other net realized capital gains (losses) | — | 2 | (4) |
| Within products | Other net realized capital gains (losses) | (23) | (11) | 94 |
| Within reinsurance agreements | Policyholder benefits | 23 | (102) | 58 |
| Managed custody guarantees | Other net realized capital gains (losses) | (4) | — | — |
| Total | | $ 48 | $ (193) | $ 104 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 4.  Fair Value Measurements

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 548 | $ 173 | $ — | $ 721 |
| U.S. Government agencies and authorities | — | 19 | — | 19 |
| State, municipalities and political subdivisions | — | 814 | — | 814 |
| U.S. corporate public securities | — | 9,099 | 57 | 9,156 |
| U.S. corporate private securities | — | 3,093 | 1,286 | 4,379 |
| Foreign corporate public securities and foreign governments[1] | — | 2,951 | — | 2,951 |
| Foreign corporate private securities [1] | — | 3,008 | 295 | 3,303 |
| Residential mortgage-backed securities | — | 4,204 | 33 | 4,237 |
| Commercial mortgage-backed securities | — | 2,893 | — | 2,893 |
| Other asset-backed securities | — | 1,483 | 37 | 1,520 |
| Total fixed maturities, including securities pledged | 548 | 27,737 | 1,708 | 29,993 |
| Equity securities | 17 | — | 99 | 116 |
| Derivatives: | | | | |
| Interest rate contracts | 7 | 130 | — | 137 |
| Foreign exchange contracts | — | 3 | — | 3 |
| Equity contracts | — | 5 | — | 5 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 610 | 16 | — | 626 |
| Assets held in separate accounts | 81,096 | 6,001 | 222 | 87,319 |
| Total assets | $ 82,278 | $ 33,892 | $ 2,029 | $118,199 |
| Percentage of Level to total | 69 % | 29 % | 2 % | 100 % |
| Liabilities: | | | | |
| Derivatives: | | | | |
| Guaranteed benefit derivatives: | | | | |
| FIA | $ — | $ — | $ 10 | $ 10 |
| Stabilizer and MCGs | — | — | 53 | 53 |
| Other derivatives: | | | | |
| Interest rate contracts | — | 171 | — | 171 |
| Foreign exchange contracts | — | 39 | — | 39 |
| Equity contracts | — | 5 | — | 5 |
| Credit contracts | — | 1 | — | 1 |
| Embedded derivative on reinsurance | — | — | — | — |
| Total liabilities | $ — | $ 216 | $ 63 | $ 279 |

[1] Primarily U.S. dollar denominated.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 536 | $ 155 | $ — | $ 691 |
| U.S. Government agencies and authorities | — | 19 | — | 19 |
| State, municipalities and political subdivisions | — | 815 | — | 815 |
| U.S. corporate public securities | — | 7,984 | 47 | 8,031 |
| U.S. corporate private securities | — | 3,064 | 1,002 | 4,066 |
| Foreign corporate public securities and foreign governments[1] | — | 2,679 | — | 2,679 |
| Foreign corporate private securities [1] | — | 3,185 | 190 | 3,375 |
| Residential mortgage-backed securities | — | 3,794 | 16 | 3,810 |
| Commercial mortgage-backed securities | — | 2,500 | — | 2,500 |
| Other asset-backed securities | — | 1,426 | 48 | 1,474 |
| Total fixed maturities, including securities pledged | 536 | 25,621 | 1,303 | 27,460 |
| Equity securities, available-for-sale | 17 | — | 63 | 80 |
| Derivatives: | | | | |
| Interest rate contracts | 1 | 209 | — | 210 |
| Foreign exchange contracts | — | 10 | — | 10 |
| Equity contracts | — | 4 | — | 4 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,429 | — | — | 1,429 |
| Assets held in separate accounts | 72,448 | 6,150 | 115 | 78,713 |
| Total assets | $ 74,431 | $ 31,994 | $ 1,481 | $107,906 |
| Percentage of Level to total | 69 % | 30 % | 1 % | 100 % |
| **Liabilities:** | | | | |
| Derivatives: | | | | |
| Guaranteed benefit derivatives: | | | | |
| FIA | $ — | $ — | $ 11 | $ 11 |
| Stabilizer and MCGs | — | — | 22 | 22 |
| Other derivatives: | | | | |
| Interest rate contracts | — | 261 | — | 261 |
| Foreign exchange contracts | — | 19 | — | 19 |
| Equity contracts | — | 3 | — | 3 |
| Credit contracts | — | 2 | — | 2 |
| Embedded derivative on reinsurance | — | 23 | — | 23 |
| Total liabilities | $ — | $ 308 | $ 33 | $ 341 |

[1] Primarily U.S. dollar denominated.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Valuation of Financial Assets and Liabilities at Fair Value*

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances.  However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing.  Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective.  The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation approaches and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The valuation approaches and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy are presented below.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> *U.S. Treasuries:* Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> *U.S. government agencies and authorities, State, municipalities and political subdivisions:* Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> *U.S. corporate public securities, Foreign corporate public securities and foreign governments:* Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> *U.S. corporate private securities and Foreign corporate private securities:* Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

Table of Contents
**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*RMBS, CMBS and ABS:* Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited.  Securities priced using independent broker quotes are classified as Level 3.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

*Equity securities*: Level 2 and Level 3 equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers.

*Derivatives*: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. The Company also has certain credit default swaps and options that are priced by third party vendors or by using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments are valued based on market observable inputs and are classified as Level 2.

*Guaranteed benefit derivatives*: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Embedded derivatives on reinsurance:* The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. The fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

*Level 3 Financial Instruments*

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active.  These valuations, whether derived internally or obtained from a third-party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: Net Income | OCI | Purchases | Issuances | Sales | Settlements | Transfers into Level 3 | Transfers out of Level 3 | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[3] | Change in Unrealized Gains (Losses) Included in OCI[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2020** | | | | | | | | | | | | |
| Fixed maturities, including securities pledged: | | | | | | | | | | | | |
| U.S. Corporate public securities | $ 47 | $ — | $ 4 | $ — | $ — | $ (10) | $ (11) | $ 27 | $ — | $ 57 | $ — | $ 4 |
| U.S. Corporate private securities | 1,002 | — | 33 | 255 | — | (9) | (89) | 294 | (200) | 1,286 | — | 33 |
| Foreign corporate public securities and foreign governments[1] | — | — | — | — | — | — | — | — | — | — | — | — |
| Foreign corporate private securities[1] | 190 | (9) | (21) | 190 | — | (11) | (4) | 4 | (44) | 295 | 2 | (21) |
| Residential mortgage-backed securities | 16 | (7) | — | 32 | — | — | — | — | (8) | 33 | (7) | — |
| Commercial mortgage-backed securities | — | — | — | — | — | — | — | — | — | — | — | — |
| Other asset-backed securities | 48 | — | — | 4 | — | — | (15) | — | — | 37 | — | — |
| Total fixed maturities, including securities pledged | 1,303 | (16) | 16 | 481 | — | (30) | (119) | 325 | (252) | 1,708 | (5) | 16 |
| Equity securities | 63 | 2 | — | 35 | — | — | (1) | — | — | 99 | 2 | — |
| Derivatives: | | | | | | | | | | | | |
| Guaranteed benefit derivatives: | | | | | | | | | | | | |
| Stabilizer and MCGs[2] | (22) | (29) | — | — | (2) | — | — | — | — | (53) | — | — |
| FIA[2] | (11) | 2 | — | — | (2) | — | 1 | — | — | (10) | — | — |
| Assets held in separate accounts[4] | 115 | — | — | 161 | — | (2) | — | 3 | (55) | 222 | — | — |

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations or Unrealized gains (losses) on securities in the Condensed Consolidated Statements of Comprehensive Income

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

| | Year Ended December 31, 2019 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers into Level 3[3] | Transfers out of Level 3[3] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[4] |
| | | Net Income | OCI | | | | | | | | |
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. Corporate public securities | $ 28 | $ — | $ 3 | $ — | $ — | $ — | $ (7) | $ 23 | $ — | $ 47 | $ — |
| U.S. Corporate private securities | 771 | (1) | 62 | 246 | — | (14) | (61) | 8 | (9) | 1,002 | (1) |
| Foreign corporate private securities[1] | 124 | (17) | 31 | 108 | — | (56) | — | — | — | 190 | 1 |
| Residential mortgage-backed securities | 10 | (3) | — | 9 | — | — | — | — | — | 16 | (4) |
| Commercial mortgage-backed securities | 12 | — | — | — | — | — | — | — | (12) | — | — |
| Other asset-backed securities | 94 | — | — | — | — | — | (2) | — | (44) | 48 | — |
| Total fixed maturities, including securities pledged | 1,039 | (21) | 96 | 363 | — | (70) | (70) | 31 | (65) | 1,303 | (4) |
| Equity securities, available-for-sale | 50 | (16) | — | 29 | — | — | — | — | — | 63 | (16) |
| Derivatives: | | | | | | | | | | | |
| Guaranteed benefit derivatives: | | | | | | | | | | | |
| Stabilizer and MCGs[2] | (4) | (16) | — | — | (2) | — | — | — | — | (22) | — |
| FIA[2] | (11) | 5 | — | — | (5) | — | — | — | — | (11) | — |
| Assets held in separate accounts[5] | 61 | 4 | — | 79 | — | (2) | — | 3 | (30) | 115 | — |

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2020 and 2019, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

*Significant Unobservable Inputs*

The Company's Level 3 fair value measurements of its fixed maturities, equity securities and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

*Other Financial Instruments*

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

| | December 31, 2020 | | December 31, 2019 | |
| --- | --- | --- | --- | --- |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturities, including securities pledged | $ 29,993 | $ 29,993 | $ 27,460 | $ 27,460 |
| Equity securities | 116 | 116 | 80 | 80 |
| Mortgage loans on real estate | 4,694 | 5,013 | 4,664 | 4,912 |
| Policy loans | 187 | 187 | 205 | 205 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 626 | 626 | 1,429 | 1,429 |
| Derivatives | 145 | 145 | 224 | 224 |
| Short-term loan to affiliate | 653 | 653 | 69 | 69 |
| Other investments | 43 | 43 | 43 | 43 |
| Assets held in separate accounts | 87,319 | 87,319 | 78,713 | 78,713 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| Funding agreements without fixed maturities and deferred annuities[1] | 28,169 | 36,741 | 26,337 | 32,697 |
| Funding agreements with fixed maturities | 795 | 796 | 877 | 876 |
| Supplementary contracts, immediate annuities and other | 288 | 345 | 312 | 384 |
| Deposit liabilities | — | — | 76 | 152 |
| Derivatives: | | | | |
| Guaranteed benefit derivatives: | | | | |
| FIA | 10 | 10 | 11 | 11 |
| Stabilizer and MCGs | 53 | 53 | 22 | 22 |
| Other derivatives | 216 | 216 | 285 | 285 |
| Short-term debt[2] | 8 | 8 | 1 | 1 |
| Long-term debt[2] | 3 | 3 | 4 | 4 |
| Embedded derivatives on reinsurance | — | — | 23 | 23 |

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.
[2] Included in Other Liabilities on the Consolidated Balance Sheets.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the classification of financial instruments which are not carried at fair value on the Consolidated Balance Sheets:

| Financial Instrument | Classification |
| --- | --- |
| Mortgage loans on real estate | Level 3 |
| Policy loans | Level 2 |
| Other investments | Level 2 |
| Funding agreements without fixed maturities and deferred annuities | Level 3 |
| Funding agreements with fixed maturities | Level 2 |
| Supplementary contracts, immediate annuities and other | Level 3 |
| Deposit liabilities | Level 3 |
| Short-term debt and Long-term debt | Level 2 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### 5.  Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

| | DAC | VOBA | | Total |
|---|---|---|---|---|
| Balance at January 1, 2018 | $ 385 | $ 367 | | $ 752 |
| Deferrals of commissions and expenses | 55 | 6 | | 61 |
| Amortization: | | | | |
| Amortization, excluding unlocking | (75) | (72) | | (147) |
| Unlocking [(1)] | (26) | 13 | | (13) |
| Interest accrued | 35 | 39 | [(2)] | 74 |
| Net amortization included in the Consolidated Statements of Operations | (66) | (20) | | (86) |
| Change in unrealized capital gains/losses on available-for-sale securities | 162 | 198 | | 360 |
| Balance as of December 31, 2018 | 536 | 551 | | 1,087 |
| Deferrals of commissions and expenses | 43 | 6 | | 49 |
| Amortization: | | | | |
| Amortization, excluding unlocking | (72) | (66) | | (138) |
| Unlocking [(1)] | 2 | (2) | | — |
| Interest accrued | 35 | 38 | [(2)] | 73 |
| Net amortization included in the Consolidated Statements of Operations | (35) | (30) | | (65) |
| Change in unrealized capital gains/losses on available-for-sale securities | (256) | (222) | | (478) |
| Balance as of December 31, 2019 | 288 | 305 | | 593 |
| Impact of ASU 2016-13 | 2 | — | | 2 |
| Deferrals of commissions and expenses | 56 | 3 | | 59 |
| Amortization: | | | | |
| Amortization, excluding unlocking | (84) | (76) | | (160) |
| Unlocking [(1)] | (5) | (94) | | (99) |
| Interest accrued | 35 | 32 | [(2)] | 67 |
| Net amortization included in the Consolidated Statements of Operations | (54) | (138) | | (192) |
| Change in unrealized capital gains/losses on available-for-sale securities | (170) | (130) | | (300) |
| Balance as of December 31, 2020 | $ 122 | $ 40 | | $ 162 |

[(1)] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. Additionally, the 2018 amounts include unfavorable unlocking of DAC and VOBA of $25 and $26, respectively, associated with an update to assumptions related to customer consents of changes to guaranteed minimum interest rate provisions.

[(2)] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2020, 2019 and 2018.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

| Year | Amount |
|---|---|
| 2021 | $ 25 |
| 2022 | 23 |
| 2023 | 21 |
| 2024 | 17 |
| 2025 | 14 |

Table of Contents
**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 6. Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2020 and 2019, the account value for the separate account contracts with guaranteed minimum benefits was $46.9 billion and $40.0 billion, respectively. The additional liability recognized related to minimum guarantees as of December 31, 2020 and 2019 was $57 and $26, respectively.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2020 and 2019 was $9.2 billion and $8.2 billion, respectively.

## 7. Reinsurance

As of December 31, 2020, the Company has reinsurance treaties with 4 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. The Company previously had an agreement with one of its affiliates, Security Life of Denver International ("SLDI"), which was accounted for under the deposit method of accounting. This agreement was recaptured in Q1 2020. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2020 and 2019, the Company had $1.2 billion and $1.3 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

|  | December 31, | |
|  | **2020** | **2019** |
|---|---|---|
| Reinsurance recoverable, net of allowance for credit losses | $ 1,219 | $ 1,304 |
| Total | $ 1,219 | $ 1,304 |

For the years ended December 31, 2020 and 2019, premiums, net of reinsurance were $32 and $31, respectively.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

**8.    Capital Contributions, Dividends and Statutory Information**

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2020, VRIAC declared and paid ordinary dividends to its Parent in the aggregate amount of $294. During the year ended December 31, 2019, VRIAC paid an ordinary dividend in the amount of $396 to its Parent.

On March 27, 2020, VFP paid a $20 dividend to VRIAC, its parent; on June 18, 2020, VFP paid a $15 dividend to VRIAC; on September 25, 2020, VFP paid a $20 dividend to VRIAC; and on December 22, 2020, VFP paid a $20 dividend to VRIAC. During the year ended December 31, 2019, VFP paid dividends of $80 to VRIAC.

On December 31, 2020, VRA paid a $20 dividend to VRIAC, its parent.

During the years ended December 31, 2020, the Company did not receive capital contributions from our Parent. During the years ended December 31, 2019, the Company received capital contributions of $57 from our Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to RBC requirements, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department.  Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically a portion of deferred tax assets in excess of prescribed thresholds.

Statutory net income was $299, $325 and $377, for the years ended December 31, 2020, 2019 and 2018, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2020 and 2019.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

9. **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2020** | | **2019** | | **2018** | |
| Fixed maturities, net of impairment | $ | 3,430 | $ | 2,113 | $ | 127 |
| Derivatives | | 73 | | 117 | | 140 |
| DAC/VOBA and Sales inducements adjustments on available-for-sale securities | | (855) | | (551) | | (73) |
| Premium deficiency reserve adjustment | | (434) | | (211) | | (51) |
| Other | | 2 | | — | | — |
| Unrealized capital gains (losses), before tax | | 2,216 | | 1,468 | | 143 |
| Deferred income tax asset (liability) | | (337) | | (180) | | (39) |
| Unrealized capital gains (losses), after tax | | 1,879 | | 1,288 | | 104 |
| Pension and other postretirement benefits liability, net of tax | | 3 | | 4 | | 4 |
| AOCI | $ | 1,882 | $ | 1,292 | $ | 108 |

[1] Gains and losses reported in AOCI from hedge transactions that resulted in the acquisition of an identified asset are reclassified into earnings in the same period or periods during which the asset acquired affects earnings. As of December 31, 2020, the portion of the AOCI that is expected to be reclassified into earnings within the next twelve months is $22.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

| | Year Ended December 31, 2020 | | |
| --- | --- | --- | --- |
| | Before-Tax Amount | Income Tax | After-Tax Amount |
| Available-for-sale securities: | | | |
| Fixed maturities | $ 1,309 | $ (275) | $ 1,034 |
| Other | 2 | — | 2 |
| Impairments | — | | — |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | 8 | (2) | 6 |
| DAC/VOBA and Sales inducements | (302) [1] | 63 | (239) |
| Premium deficiency reserve adjustment | (224) | 47 | (177) |
| Change in unrealized gains/losses on available-for-sale securities | 793 | (167) | 626 |
| Derivatives: | | | |
| Derivatives | (22) [2] | 5 | (17) |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | (23) | 5 | (18) |
| Change in unrealized gains/losses on derivatives | (45) | 10 | (35) |
| Pension and other postretirement benefits liability: | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | (1) [3] | — | (1) |
| Change in pension and other postretirement benefits liability | (1) | — | (1) |
| Change in Other comprehensive income (loss) | $ 747 | $ (157) | $ 590 |

(1) See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
(2) See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
(3) See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2019 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Before-Tax Amount | | Income Tax | | After-Tax Amount | |
| Available-for-sale securities: | | | | | | |
| Fixed maturities | $ | 1,995 | $ | (419) | $ | 1,576 |
| Other | | — | | — | | — |
| Impairments | | 1 | | — | | 1 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | | (11) | | 2 | | (9) |
| DAC/VOBA and Sales inducements | | (479) [1] | | 100 | | (379) |
| Premium deficiency reserve adjustment | | (160) | | 33 | | (127) |
| Change in unrealized gains/(losses) on available-for-sale securities | | 1,346 | | (284) | | 1,062 |
| | | | | | | |
| Derivatives: | | | | | | |
| Derivatives | | 1 [2] | | — | | 1 |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | | (23) | | 5 | | (18) |
| Change in unrealized gains/(losses) on derivatives | | (22) | | 5 | | (17) |
| | | | | | | |
| Pension and other postretirement benefits liability: | | | | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | | (1) [3] | | 3 | | 2 |
| Change in pension and other postretirement benefits liability | | (1) | | 3 | | 2 |
| Change in Other comprehensive income (loss) | $ | 1,323 | $ | (276) | $ | 1,047 |

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2018 | | | | | |
|---|---|---|---|---|---|---|
| | Before-Tax Amount | | Income Tax | | After-Tax Amount | |
| Available-for-sale securities: | | | | | | |
| Fixed maturities | $ | (1,401) | $ | 299 [4] | $ | (1,102) |
| Other | | (5) | | 1 | | (4) |
| Impairments | | 8 | | (2) | | 6 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | | 69 | | (14) | | 55 |
| DAC/VOBA and Sales inducements | | 360 [1] | | (76) | | 284 |
| Premium deficiency reserve adjustment | | 64 | | (13) | | 51 |
| Change in unrealized gains/losses on available-for-sale securities | | (905) | | 195 | | (710) |
| Derivatives: | | | | | | |
| Derivatives | | 40 [2] | | (8) | | 32 |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | | (24) | | 5 | | (19) |
| Change in unrealized gains/losses on derivatives | | 16 | | (3) | | 13 |
| | | | | | | |
| Pension and other postretirement benefits liability: | | | | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | | (1) [3] | | — | | (1) |
| Change in pension and other postretirement benefits liability | | (1) | | — | | (1) |
| Change in Other comprehensive income (loss) | $ | (890) | $ | 192 | $ | (698) |

[1] See the Deferred Policy Acquisition Costs and Value of Business Acquired Note to these Consolidated Financial Statements for additional information.

[2] See the Derivative Financial Instruments Note to these Consolidated Financial Statements for additional information.

[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

[4] Amount includes $9 valuation allowance. See the Income Taxes Note these Consolidated Financial Statements for additional information.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### 10.     Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2020** | **2019** | **2018** |
| Current tax expense (benefit): | | | |
| Federal | $ 6 | $ 9 | $ 3 |
| Total current tax expense | 6 | 9 | 3 |
| Deferred tax expense (benefit): | | | |
| Federal | (20) | 23 | 58 |
| Total deferred tax expense (benefit) | (20) | 23 | 58 |
| Total income tax expense (benefit) | $ (14) | $ 32 | $ 61 |

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2020** | **2019** | **2018** |
| Income (loss) before income taxes | $ 152 | $ 332 | $ 506 |
| Tax rate | 21.0 % | 21.0 % | 21.0 % |
| Income tax expense (benefit) at federal statutory rate | 32 | 70 | 106 |
| Tax effect of: | | | |
| Dividends received deduction | (37) | (35) | (49) |
| Valuation allowance | — | — | 9 |
| Tax Attributes | (8) | (4) | — |
| Other | (1) | 1 | (5) |
| Income tax expense (benefit) | $ (14) | $ 32 | $ 61 |
| Effective tax rate | (9.2)% | 9.6 % | 12.1 % |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### *Temporary Differences*

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

|  | December 31, | |
|---|---|---|
|  | **2020** | **2019** |
| **Deferred tax assets** | | |
| Insurance reserves | $ 112 | $ 107 |
| Investments | 9 | 23 |
| Compensation and benefits | 60 | 57 |
| Other assets | 35 | 34 |
| Total gross assets | 216 | 221 |
| | | |
| **Deferred tax liabilities** | | |
| Net unrealized investment (gains) losses | (645) | (424) |
| Deferred policy acquisition costs | (10) | (101) |
| Total gross liabilities | (655) | (525) |
| Net deferred income tax asset (liability) | $ (439) | $ (304) |

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2020 and 2019, the Company had no valuation allowance. However, the application of intra-period tax allocation rules to benefits associated with capital deferred tax assets resulted in a valuation allowance as of December 31, 2020 and 2019 of $128 and $128, respectively, in continuing operations, offset by a corresponding benefit in Other comprehensive income.

### *Tax Sharing Agreement*

As of December 31, 2020 and 2019, the Company had a receivable from Voya Financial of $5 and $9, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of Voya Financial's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. However, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

### *Unrecognized Tax Benefits*

The Company had no unrecognized tax benefits as of December 31, 2020 and December 31, 2019.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### *Interest and Penalties*

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2020 and December 31, 2019.

### *Tax Regulatory Matters*

For the tax years 2018 through 2020, Voya Financial, Inc. participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial, Inc. for the period ended December 31, 2018. For the periods ended December 31, 2019 and December 31, 2020, the IRS has determined that Voya Financial, Inc. would be in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS does not intend to conduct any review or provide any letters of assurance for the tax year.

### *Tax Legislative Matters*

The Coronavirus Aid, Relief and Economic Security ("CARES") Act, which became effective on March 27, 2020, and the Consolidated Appropriations Act, which became effective on December 27, 2020, have not had any material impact on corporate income taxes.

## 11.    Benefit Plans

### *Defined Benefit Plan*

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $11, $11 and $11 for the years ended December 31, 2020, 2019 and 2018, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

### *Defined Contribution Plan*

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria ("Career Agents"). The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law.  The costs allocated to the Company for the Savings Plan were $17, $15 and $15, for the years ended December 31, 2020, 2019 and 2018, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### *Non-Qualified Retirement Plans*

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs.  Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers Career Agents. The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

### *Obligations and Funded Status*

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2020 and 2019:

|  | Year Ended December 31, | |
|  | 2020 | 2019 |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation, January 1 | $ 82 | $ 80 |
| Interest cost | 3 | 3 |
| Benefits paid | (6) | (5) |
| Actuarial (gains) losses on obligation | 5 | 4 |
| Benefit obligation, December 31 | $ 84 | $ 82 |

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2020 and 2019:

|  | December 31, | |
|  | 2020 | 2019 |
|---|---|---|
| Accrued benefit cost | $ (84) | $ (82) |
| Accumulated other comprehensive income (loss): | | |
| Prior service cost (credit) | — | — |
| Net amount recognized | $ (84) | $ (82) |

### *Assumptions*

The discount rate used in the measurement of the December 31, 2020 and 2019 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

|  | 2020 | 2019 |
|---|---|---|
| Discount rate | 2.67 % | 3.36 % |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

The weighted-average discount rate used in calculating the net pension cost was as follows:

|  | 2020 | 2019 | 2018 |
|---|---|---|---|
| Discount rate | 3.36 % | 4.46 % | 3.85 % |

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2020, 2019 and 2018:

|  | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
|  | 2020 | | 2019 | | 2018 | |
| Interest cost | $ | 3 | $ | 3 | $ | 3 |
| Amortization of prior service cost (credit) |  | — |  | — |  | (1) |
| Net (gain) loss recognition |  | 5 |  | 4 |  | (4) |
| Net periodic (benefit) cost | $ | 8 | $ | 7 | $ | (2) |

*Expected Future Benefit Payments*

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

| | | |
|---|---|---|
| 2021 | $ | 6 |
| 2022 | | 6 |
| 2023 | | 6 |
| 2024 | | 6 |
| 2025 | | 5 |
| 2026-2029 | | 25 |

In 2021, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

**Share Based Compensation Plans**

Certain employees of the Company participate in the 2013, 2014 and 2019 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial of $27, $31 and $29 for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company recognized tax benefits of $6, $7 and $6 for the years ended 2020, 2019 and 2018, respectively.

All excess tax benefits and tax deficiencies related to share-based compensation are reported in Net Income.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

## *Other Benefit Plans*

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay.  A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium.  Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans were immaterial for the years ended December 31, 2020, 2019, and 2018.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 12.    Commitments and Contingencies

### Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2020, 2019 and 2018, rent expense for leases was $5, $5 and $5, respectively.

### Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2020 the Company had off-balance sheet commitments to acquire mortgage loans of $50 and purchase limited partnerships and private placement investments of $565.

### Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

|  | December 31, | | | |
| --- | --- | --- | --- | --- |
|  | **2020** | | **2019** | |
| Fixed maturity collateral pledged to FHLB[1] | $ | 997 | $ | 1,087 |
| FHLB restricted stock[2] | | 44 | | 44 |
| Other fixed maturities-state deposits | | 14 | | 14 |
| Cash and cash equivalents | | 4 | | 5 |
| Securities pledged[3] | | 220 | | 828 |
| Total restricted assets | $ | 1,279 | $ | 1,978 |

[1] Included in Fixed maturities, available for sale, at fair value, on the Consolidated Balance Sheets.
[2] Included in Other investments on the Consolidated Balance Sheets.
[3] Includes the fair value of loaned securities of $143 and $715 as of December 31, 2020 and 2019, respectively. In addition, as of December 31, 2020 and 2019, the Company delivered securities as collateral of $77 and $113, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

### Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2020, the Company had $795 in non-putable funding agreements, which are included in Future policy benefits and contract owner account balances on the Consolidated Balance sheets. As of December 31, 2020, assets with a market value of approximately $997 collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in Fixed maturities, available for sale, at fair value on the Consolidated Balance Sheets.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### *Litigation, Regulatory Matters and Loss Contingencies*

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies.

While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2020, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Finally, industry wide, life insurers continue to be exposed to class action litigation related to the cost of insurance rates and periodic deductions from cash value. Common allegations include that insurance companies have breached the terms of their universal life insurance policies by establishing or increasing the cost of insurance rates using cost factors not permitted by the contract, thereby unjustly enriching themselves. This litigation is generally known as cost of insurance litigation.

Table of Contents
**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 13. Related Party Transactions

### Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2020, 2019 and 2018, expenses were incurred in the amounts of $73, $68 and $65, respectively.

- Services agreements with Voya Services Company and other insurance and non-insurance company affiliates for administrative, management, financial and information technology services. For the years ended December 31, 2020, 2019 and 2018, expenses were incurred in the amounts of $458, $443 and $379, respectively.

- Intercompany agreement with VIM, as amended pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2020, 2019 and 2018, revenue under the VIM intercompany agreement was $57, $59 and $63, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2020, 2019 and 2018 commission expenses incurred by VRIAC were $81, $82 and $79, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

As disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements, DSL was divested as part of the 2018 Transaction. DSL had certain intercompany agreements whereby it generated revenues and expenses with affiliated entities related to underwriting, distribution, investment advisory and administrative services. For the years ended December 31, 2018, commissions were collected in the amount of $69 and paid in turn to broker-dealers. In addition, for the years ended December 31, 2018, revenues earned and expenses incurred were $27 and $26, respectively.

### Reinsurance Agreements

In March 2020, the Company recaptured an automatic reinsurance agreement entered into in 2012 with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsured to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The agreement was accounted for under the deposit method. As of December 31, 2019, the Company had deposit assets of $36 and deposit liabilities of $76, related to this agreement which were included in Other assets and Other liabilities, respectively on the Consolidated Balance Sheet, The recapture resulted in a loss of $20 that was recorded in the Consolidated Statements of Operations for the year ended December 31, 2020.

Additionally, VRIAC entered in 2014 into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business. Effective January 1, 2018, the Company recaptured the coinsurance agreement and recorded a $74 pre-tax gain on the recapture which was reported in Operating expenses in the Consolidated Statement of Operations for the year ended December 31, 2018.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### *Investment Advisory and Other Fees*

VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For each of the years ended December 31, 2020, 2019 and 2018, distribution revenues received by VFP related to affiliated mutual fund products were $26, $27, and $27.

### *Financing Agreements*

#### *Reciprocal Loan Agreement*

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2020, 2019, and 2018, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred and earned immaterial interest expense and interest income of $5, $2 and $0 for the years ended December 31, 2020, 2019 and 2018. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2020, the Company had an outstanding receivable of $653 and VIPS had a $7 outstanding payable. As of December 31, 2019, the Company had an outstanding receivable of $69 and no outstanding payable from/to Voya Financial under the reciprocal loan agreement.

#### *Note with Affiliate*

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. For the year ended December 31, 2020 and 2019, the Company earned no affiliate interest income on this Note. Interest income was $5 for the years ended December 31, 2018. As of June 1, 2018, VIAC ceased to be an affiliate of the Company following the closing of the 2018 Transaction as disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements. The investment in surplus notes is reported in Fixed maturities, available-for-sale on the Company's Consolidated Balance Sheet as of December 31, 2020 and 2019.

**VARIABLE ANNUITY ACCOUNT C**
**PART C - OTHER INFORMATION**

**<u>Item 24. Financial Statements and Exhibits</u>**

  (a)    Financial Statements:

      (1)      Included in Part A:
               Condensed Financial Information

      (2)      Included in Part B:
               Financial Statements of Variable Annuity Account C:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2020
- Statements of Operations for the year ended December 31, 2020
- Statements of Changes in Net Assets for the years ended December 31, 2020 and 2019
- Notes to Financial Statements
  Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2020 and 2019
- Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2020, 2019 and 2018
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2020, 2019 and 2018
- Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018
- Notes to Consolidated Financial Statements

  (b)    Exhibits

      (1)      Resolution establishing Variable Annuity Account C • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.

      (2)      Not applicable

      (3.1)    Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.

      (3.2)    Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.

      (3.3)    Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.

      (3.4)    Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

      (3.5)    Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as "Voya Retirement Insurance and Annuity Company") • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.

| (3.6) | Amendment No. 4, effective March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (IIM) (now known as Voya Investment Management LLC or VIM) and ING Life Insurance and Annuity Company (ILIAC) (now known as Voya Retirement Insurance and Annuity Company or VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016. |
|---|---|
| (3.7) | Amendment No. 5, effective as of May 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017. |
| (3.8) | Amendment No. 6, effective as of July 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017. |
| (4.1) | Variable Annuity Contract (HR10-DUA-GIA) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75974), as filed on February 28, 1997. |
| (4.2) | Variable Annuity Contract (GA-UPA-GO) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75974), as filed on February 28, 1997. |
| (4.3) | Endorsement EFUND97 to Contracts HR10-DUA-GIA and GA-UPA-GO • Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4 (File No. 033-75974), as filed on April 24, 2009. |
| (4.4) | Endorsement EGAA(9/98) to Contract HR10-DUA-GIA • Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4 (File No. 033-75974), as filed on April 24, 2009. |
| (4.5) | Endorsement EG401-GIE-98 to Contracts HR10-DUA-GIA and GA-UPA-GO • Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 033-75974), as filed on April 15, 1999. |
| (4.6) | Endorsement EEGTRRA-CORP(01) to Contracts HR10-DUA-GIA and GA-UPA-GO • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 033-75974), as filed on April 12, 2002. |
| (4.7) | Endorsement EVNMCHG (09/14) for name change • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-75974), as filed on April 22, 2015. |
| (4.8) | Endorsement E-DCSECURE-20. |
| (5.1) | Variable Annuity Contract Application 155634 (01/14) • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75974), as filed on April 12, 2017. |
| (6.1) | Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008. |
| (6.2) | Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008. |
| (7) | Not applicable |
| (8.1) | Fund Participation, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016 by and between Voya Retirement Insurance and Annuity Company, Voya Financial Partners, LLC and Voya Investments Distributor, LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017. |

(8.2) Amendment No. 1, entered into on October 14, 2020 and effective as of January 1, 2020, to the Fund Participation, Administrative and Shareholder Service Agreement dated as of July 25, 2016 by and between Voya Retirement Insurance and Annuity Company, Voya Financial Partners, LLC, and Voya Investments Distributor LLC and each retail, insurance dedicated, registered investment company listed on Schedule A of the Agreement • Incorporated by reference to Post-Effective Amendment No. 73 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 5, 2021.

(8.3) Rule 22c-2 Agreement dated no later than April 16, 2007 and effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators, Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(9) Opinion and Consent of Counsel

(10) Consent of Independent Registered Public Accounting Firm

(11) Not applicable

(12) Not applicable

(13) Powers of Attorney


**Item 25. Directors and Officers of the Depositor***

| Name and Principal Business Address | Positions and Offices with Depositor |
|---|---|
| Charles P. Nelson, One Orange Way, Windsor, CT 06095-4774 | Director and President |
| Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169 | Director and Chairman |
| Michael S. Smith, 230 Park Avenue, New York, NY 10169 | Director and Executive Vice President |
| Robert L. Grubka, 20 Washington Avenue South, Minneapolis, MN 55401 | Director and Senior Vice President |
| Michael R. Katz, Work at Home, Pennsylvania | Director, Senior Vice President and Chief Financial Officer |
| Heather H. Lavallee, One Orange Way, Windsor, CT 06095-4774 | Director and Senior Vice President |
| Francis G. O'Neill, One Orange Way, Windsor, CT 06095-4774 | Director, Senior Vice President and Chief Risk Officer |
| Larry N. Port, 230 Park Avenue, New York, NY 10169 | Executive Vice President and Chief Legal Officer |
| Carlo Bertucci, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President, Treasurer and Chief Tax Officer |
| C. Landon Cobb, Jr., 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 | Senior Vice President and Chief Accounting Officer |
| William S. Harmon, Work at Home, Colorado | Senior Vice President |
| Matthew Toms, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 | Senior Vice President |
| Michele White, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President |
| Rajat P. Badhwar, One Orange Way, Windsor, CT 06095-4774 | Chief Information Security Officer |
| Brian J. Baranowski, One Orange Way , Windsor, CT 06095-4774 | Vice President, Compliance |
| Wayne M. Forlines, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 | Vice President |
| Regina A. Gordon, One Orange Way , Windsor, CT 06095-4774 | Vice President and Chief Compliance Officer |
| Carol B. Keen, Work at Home, Florida | Vice President |
| Niccole A. Peck, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 | Vice President and Assistant Treasurer |
| Kyle A. Puffer, One Orange Way, Windsor, CT 06095-4774 | Vice President and Appointed Actuary |

Kevin J. Reimer, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 — Vice President and Assistant Treasurer

John Thistle, 30 Braintree Hill Office Park, Floors 2-4, Braintree MA 02184 — Vice President

Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401 — Secretary

\* These individuals may also be directors and/or officers of other affiliates of the Company.

## Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

**Voya Financial, Inc.**
**HOLDING COMPANY SYSTEM**

*03-31-2021*

Voya Financial, Inc.
Non-Insurer (Delaware) 52-1222820
NAIC 4832

Pen-Cal Administrators, Inc.
Non-Insurer (California) 94-2695108

Voya Services Company
Non-Insurer (Delaware) 52-1317217

Voya Payroll Management, Inc.
Non-Insurer (Delaware) 52-2197204

Voya Holdings Inc.
Non-Insurer (Connecticut) 02-0488491

03/31/21

Page 1

Voya Benefits Company, LLC
Non-Insurer (Delaware) 83-0965809

Voya Financial Advisors, Inc.
Non-Insurer (Minnesota) 41-0945505

Voya Investment Management LLC
Non-Insurer (Delaware) 58-2361003

Voya Investment Management Co. LLC
Non-Insurer (Delaware) 06-0888148

Voya Investment Trust Co.
Non-Insurer (Connecticut) 06-1440627

Voya Investment Management (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Services (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Alternative Assets LLC
Non Insurer (Delaware) 13-4038444

Voya Alternative Asset Management LLC
Non-Insurer (Delaware) 13-3863170

Voya Furman Selz Investments III LLC (*a)
Non-Insurer (Delaware) 13-4127836

Voya Realty Group LLC
Non-Insurer (Delaware) 13-4003969

Voya Pomona Holdings LLC
Non-Insurer  (Delaware) 13-4152011

Pomona G. P. Holdings LLC (*b)
Non-Insurer (Delaware) 13-4150600

Pomona Management LLC
Non-Insurer (Delaware) 13-4149700

Voya Alternative Asset Management Ireland Limited
Non-Insurer (Ireland)

Voya Capital, LLC
Non-Insurer (Delaware) 86-1020892

Voya Funds Services, LLC
Non-Insurer (Delaware) 86-1020893

Voya Investments Distributor, LLC
Non-Insurer (Delaware) 03-0485744

Voya Investments, LLC
Non-Insurer (Arizona) 03-0402099

RiverRoch LLC (*c)
Non-Insurer (Delaware)

Oconee Real Estate Holdings LLC (*d)
Non-Insurer (Delaware ) 85-15787

Voya Retirement Insurance and Annuity Company
Insurer (Connecticut) 71-0294708 NAIC 86509

Voya Financial Partners, LLC
Non-Insurer (Delaware) 06-1375177

Voya Institutional Plan Services, LLC
Non-Insurer (Delaware) 04-3516284

Voya Retirement Advisors, LLC
Non-Insurer (New Jersey) 22-1862786

Voya Institutional Trust Company
Non-Insurer (Connecticut) 46-5416028

ReliaStar Life Insurance Company
Insurer (Minnesota) 41-0451140 NAIC 67105

ReliaStar Life Insurance Company of New York
Insurer (New York) 53-0242530 NAIC 61360

Roaring River, LLC
Insurer (Missouri) 26-3355951 NAIC 13583

ILICA LLC
Non-Insurer (Connecticut) 06-1067464

Voya International Nominee Holdings, Inc.
Non-Insurer (Connecticut) 06-0952776

Voya Insurance Solutions, Inc.
Non-Insurer (Connecticut) 06-1465377

Roaring River IV Holding, LLC
Non-Insurer (Delaware) 46-3607309

Roaring River IV, LLC
Insurer (Missouri) 80-0955075 NAIC 15365

Voya Custom Investments LLC
Non-Insurer (Delaware) 27-2278894

SLDI Georgia Holdings, Inc.
Non-Insurer (Georgia) 27-1108872

Voya II Custom Investments LLC
Non-Insurer (Delaware) 27-1108872

Rancho Mountain Properties, Inc.
Non-Insurer (Delaware) 27-2987157

Security Life Assignment Corporation
Non-Insurer (Colorado) 84-1437826

IIPS of Florida, LLC
Non-Insurer (Florida)

Voya Special Investments, Inc. (*e)
Non-Insurer (Delaware) 85-1775946

VFI SLK Global Services Private Limited (*f)
Non-Insurer (India)

[a] Voya Furman Selz Investments III LLC owned 95.81% by Voya Investment Management Alternative Assets LLC and 4.19% by Third Party Shareholder.

[b] Pomona G. P. Holdings LLC owned 50% by Voya Pomona Holdings LLC and 50% by Third Party Shareholder.

[c] RiverRoch LLC owned 53.7% by Voya Retirement Insurance and Annuity Company, owned 10.8% by ReliaStar Life Insurance Company, owned 10.8% by Security Life of Denver Insurance Company and owned 24.7% by Non-Affiliate Member.

[d] Oconee Real Estate Holdings LLC owned 30.4% by Voya Retirement Insurance and Annuity Company, owned 29% by ReliaStar Life Insurance Company, owned 8.5% by Security Life of Denver Insurance Company and owned 42% by Non-Affiliate Member.

[e] Voya Special Investments, Inc. owned 0.2% by Voya Financial, Inc., 49.9% by Voya Retirement Insurance and Annuity Company and 49.9% by ReliaStar Life Insurance Company.

[f] VFI SLK Global Services Private Limited owned 49% by Voya Financial, Inc. and owned 51% by SLK Software Services Private Limited.

## Item 27.  Number of Contract Owners

As of February 28, 2021, there were 308,281 individuals holding interests in variable annuity contracts funded through Variable Annuity Account C of Voya Retirement Insurance and Annuity Company.

## Item 28. Indemnification

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33- 775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Section 20 of the Voya Financial Partners, LLC Amended and Restated Limited Liability Company Agreement executed as of June 30, 2016 provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

**Item 29. Principal Underwriter**

(a)  In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account B of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b) The following are the directors and officers of the Principal Underwriter:

| Name and Principal Business Address | Positions and Offices with Underwriter |
|---|---|
| William P. Elmslie, One Orange Way, Windsor, CT 06095-4774 | Managing Director |
| Bridget J. A. Witzeman, Work at Home, Ohio 44124 | Managing Director |
| Rajat P. Badhwar, One Orange Way, Windsor, CT 06095-4774 | Chief Information Security Officer |
| Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774 | Chief Compliance Officer |
| Kristin H. Hultgren, One Orange Way, Windsor, CT 06095-4774 | Chief Financial Officer |
| Frederick H. Bohn, One Orange Way, Windsor, CT 06095-4774 | Assistant Chief Financial Officer |
| Carlo Bertucci, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President, Treasurer and Chief Tax Officer |
| Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401 | Secretary |

| | |
|---|---|
| M. Bishop Bastien, 3017 Douglas Boulevard, Roseville, CA 95661 | Vice President |
| Lisa S. Gilarde, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Gavin T. Gruenberg, 30211 Avenida de las Banderas, Suite 200, Rancho Santa Margarita CA 92688 | Vice President |
| Mark E. Jackowitz, 22 Century Hill Drive, Suite 101, Latham, NY 12110 | Vice President |
| Carol B. Keen, Work at Home, Florida | Vice President |
| George D. Lessner, Jr., Work at Home, Texas | Vice President |
| David J. Linney, 2900 North Loop West, Suite 180, Houston, TX 77092 | Vice President |
| Laurie A. Lombardo, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Benjamin Moy, 30 Braintree Hill Office Park, Floors 2-4, Braintree MA 02184 | Vice President |
| Niccole A. Peck, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 | Vice President and Assistant Treasurer |
| Kevin J. Reimer, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 | Vice President and Assistant Treasurer |
| Frank W. Snodgrass, Work at Home, Tennessee | Vice President |
| Tina M. Schultz, 20 Washington Avenue South, Minneapolis, MN 55401 | Assistant Secretary |
| Judson Bryant, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 | Tax Officer |
| Cindy S. Craytor, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 | Tax Officer |
| Andrew M. Kallenberg, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 | Tax Officer |

(c)    Compensation to Principal Underwriter during last fiscal year:

| (1) Name of Principal Underwriter | (2) Net Underwriting Discounts and Commissions | (3) Compensation on Redemption or Annuitization | (4) Brokerage Commissions | (5) Compensation[*] |
|---|---|---|---|---|
| Voya Financial Partners, LLC | | | | $67,609,346.50 |

[*]   Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of Voya Retirement Insurance and Annuity Company during 2020.

## Item 30. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by Voya Retirement Insurance and Annuity Company at One Orange Way, Windsor, CT 06095-4774 and at Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, GA 30327-4390.

## Item 31. Management Services

Not applicable

## Item 32. Undertakings

Registrant hereby undertakes:

(a)    to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b)    to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

(c)    to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Voya Retirement Insurance and Annuity Company.

# SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account C of Voya Retirement Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 033-75974) and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 12th day of April, 2021.


VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
    *(Registrant)*

By:    VOYA RETIREMENT INSURANCE AND ANNUITY
        COMPANY
        *(Depositor)*

By:    Charles P. Nelson*
        Charles P. Nelson
        President
        (principal executive officer)


As required by the Securities Act of 1933, this Post-Effective Amendment No. 39 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| Charles P. Nelson*<br>Charles P. Nelson | Director and President<br>(principal executive officer) | |
| Robert L. Grubka*<br>Robert L. Grubka | Director | |
| Michael R. Katz*<br>Michael R. Katz | Director and Chief Financial Officer<br>(principal financial officer) | |
| Heather H. Lavallee*<br>Heather H. Lavallee | Director | April<br>12, 2021 |
| Francis G. O'Neill*<br>Francis G. O'Neill | Director | |
| Rodney O. Martin, Jr.*<br>Rodney O. Martin, Jr. | Director | |
| Michael S. Smith*<br>Michael S. Smith | Director | |
| C. Landon Cobb, Jr.*<br>C. Landon Cobb, Jr. | Chief Accounting Officer<br>(principal accounting officer) | |

By:    /s/ Peter M. Scavongelli
        Peter M. Scavongelli
        *Attorney-in-Fact

# VARIABLE ANNUITY ACCOUNT C
# EXHIBIT INDEX

| Exhibit No. | Exhibit |
| --- | --- |
| 24(b)(4.8) | Endorsement E-DCSECURE-20 |
| 24(b)(9) | Opinion and Consent of Counsel |
| 24(b)(10) | Consent of Independent Registered Public Accounting Firm |
| 24(b)(13) | Powers of Attorney |